Filed pursuant to Rule 424(b)(3)
Registration No. 333-208413

PROSPECTUS

24,803,450 Shares
______________________
CSRA INC.
______________________
Common Stock

This prospectus relates solely to the offer and sale from time to time of up to 24,803,450 shares of CSRA Inc. common stock, $0.001 par value per share, by the selling stockholders identified in this prospectus. See “Selling Stockholders.” The registration of the shares of common stock to which this prospectus relates does not require the selling stockholders to sell any of their shares of our common stock nor does it require us to issue any shares of common stock.

We will not receive any proceeds from the sale of the shares by the selling stockholders, but we have agreed to pay certain registration expenses, other than commissions or discounts of underwriters, broker-dealers, or agents. The selling stockholders from time to time may offer and sell the shares held by them directly or through underwriters, agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus. For more information, see “Plan of Distribution.”

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “CSRA.” On December 22, 2015, the closing sales price of our common stock as reported on the NYSE was $27.08 per share.

Because all of the shares of our common stock offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.

Investing in our common stock involves risks. Before making a decision to invest in our common stock, you should carefully consider the matters described under “Risk Factors” beginning on page 19 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 23, 2015.

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell the shares described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the shares the selling stockholders may offer. Each time the selling stockholders sell our shares using this prospectus, to the extent necessary, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the number of shares being offered, the manner of distribution, the identity of any underwriters or other counterparties and other specific terms related to the offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement made in an accompanying prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together.

Neither we nor the selling stockholders have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. Neither we nor the selling stockholders take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling stockholders have authorized any other person to provide you with different or additional information, and neither of us are making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of the prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside of the United States, neither we nor the selling stockholders have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering and the distribution of this prospectus outside of the United States.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before deciding to purchase shares of our common stock. You should read this entire prospectus carefully, including the risk factors, our and SRA’s management’s discussion and analysis of financial condition and results of operations, our and SRA’s historical financial statements and our unaudited pro forma financial statements and the respective notes to those historical and pro forma financial statements appearing elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock.

Unless otherwise indicated or the context otherwise requires, “CSRA,” “we,” “our” and “us” refer to CSRA Inc. and its combined subsidiaries, including the combined business of SRA International, Inc. (“SRA”).

CSRA

On November 27, 2015, CSRA became an independent company through consummation of the spin-off by Computer Sciences Corporation (“CSC”) of its U.S. public sector business. Prior to CSC’s distribution of the shares of CSRA common stock to CSC stockholders, CSC undertook a series of internal transactions, following which CSRA held the businesses constituting CSC’s North American Public Sector segment, as described in CSC’s Annual Report on Form 10-K for the year ended April 3, 2015, which we refer to as the “Computer Sciences GS Business.” We refer to this series of internal transactions as the “Internal Reorganization.” We refer to CSC’s distribution of the shares of CSRA common stock to CSC’s stockholders as the “Distribution” and to the Internal Reorganization and the Distribution collectively as the “Spin-Off.” For a more detailed description of the Spin-Off, see “CSRA Transactions”. In periods prior to consummation of the Mergers (as defined below), we sometimes refer to CSRA, formerly known as Computer Sciences Government Services Inc., as “Computer Sciences GS”.

Promptly following the Distribution, holders of CSC common stock who were entitled to receive shares of CSRA in the Distribution also received a special dividend totaling approximately $10.50 per share in the aggregate in cash (of which $8.25 per share was paid by us and $2.25 per share was paid by CSC) (the “Special Dividend”). The portion of the Special Dividend paid by CSC was funded by a note payable to CSC that we repaid with the incurrence of additional indebtedness as described in “Management’s Discussion and Analysis of Financial Condition—Liquidity and Capital Resources” and “Description of Material Indebtedness.”

On November 30, 2015, CSRA completed its previously announced combination with SRA, pursuant to the Agreement and Plan of Merger, dated as of August 31, 2015, by and among CSRA, CSC, SRA Companies, Inc. (“SRA Parent”), SRA, an indirect wholly-owned subsidiary of SRA Parent, Star First Merger Sub Inc., a wholly-owned subsidiary of CSRA, Star Second Merger Sub LLC, a wholly-owned subsidiary of CSRA, and certain stockholders of SRA Parent (the “Merger Agreement”).

In accordance with the terms of the Merger Agreement Star First Merger Sub Inc. merged with and into SRA Parent (the “First Merger”), with SRA Parent surviving the First Merger. Immediately after the First Merger, SRA Parent merged with and into Star Second Merger Sub LLC (the “Second Merger” and, together with the First Merger, the “Mergers”), with Star Second Merger Sub LLC surviving the Second Merger.

As a result of the Mergers, SRA became an indirect wholly-owned subsidiary of CSRA. We refer to the Spin-Off of the Computer Sciences GS Business and the subsequent combination of that business with SRA as the “CSRA Transactions”. For a more detailed description of the CSRA Transactions, see “CSRA Transactions”.
On November 30, 2015, we issued a joint press release with CSC announcing the completion of the Spin-Off and our combination with SRA, and we announced that our Board had declared a quarterly cash dividend of $0.10 per share. The Board also authorized a share repurchase program (the “Share Repurchase Program”), pursuant to which we may, from time to time, purchase shares of our common stock for an aggregate purchase price not to exceed $400 million. The share repurchases may be executed through various means, including, without limitation, open market transactions, privately negotiated transactions or otherwise. The Share Repurchase Program does not obligate us to purchase any shares, and expires in three years. The authorization for the Share Repurchase Program may be terminated, increased or decreased by our Board in its discretion at any time.

We expect the combination of Computer Sciences GS and SRA to provide opportunities for cost savings and other operating synergies, which we currently estimate at $80 million in annual cost savings within six to 18 months following the Mergers through the consolidation of account management costs, corporate overhead costs, improved facility efficiencies, lower equipment vendor costs, and reductions in associated fringe benefits. We believe our one-time costs to realize these recurring annual cost savings will be approximately $30 million.  The size of these expected cost synergies is partly a function of the significant steps both CSC and SRA have already taken over the past three years to become cost-competitive, with a focus on next generation IT services and solutions. We believe these further cost reductions and operating efficiencies will better position us to compete for U.S. federal government contracts as a portion of these savings should result in lower costs for our customers on cost-plus contracts. As a result of these cost savings passed on to some of our customers on cost-plus contracts, we expect the estimated $80 million in annual costs savings, once fully realized, will reduce our revenue by approximately $30 million annually, but to result in approximately $50 million in net synergies per year.

CSRA Business

CSRA is one of the nation’s largest independent providers of IT services to the U.S. federal government. With more than five decades of government partnership, we believe we make best practices succeed in government contexts. With public sector customers that include nearly every agency within the U.S. federal government, we leverage our domain expertise and extensive resources to support our customers through dedicated, customer-focused teams.
Headquartered in Falls Church, Virginia, we deliver comprehensive offerings from concept through sustainment. Following consummation of the Mergers, with the inclusion of SRA, we employ approximately 19,000 employees. We manage our business with a matrix model composed of industry verticals that are customer-facing and have deep knowledge of our customers’ missions, and a horizontal delivery organization with depth of technical expertise that they deliver across industries. We operate in two industry verticals, which are also our reportable segments: Defense and Intelligence and Civil.
Our horizontal delivery organization is Delivery and Operations, which provides capabilities and solutions across our customer base. We believe we differentiate ourselves by combining our technical expertise in applications and IT infrastructure solutions with our deep public sector mission knowledge and experience in order to engage our customers at the highest levels with thought leadership that drives change.

Our Business Strategy

In the U.S. public sector, technology demands are increasing and government customers are increasingly looking for providers with a strong, focused vision to address the unique challenges and resource needs of the U.S. federal government. The success of our business will depend on our ability to deliver solutions that generate real and measurable business results in terms of mission value and cost efficiency. Targeting specific growth areas in the government and rapidly adapting next-generation solutions tailored to the public sector environment will be key. We expect to continue to work in concert with our next-generation IT partners to create, position and deliver innovative solutions from across our delivery capabilities to support our customers’ mission success, which will be critical to our efforts to sustain and grow our market position.

To address the market trends within our competitive environment, we have developed a strategy that comprises three elements, Get Fit, Grow, and Lead:

1Get Fit: Continue with disciplined management of our overhead costs and general and administrative (“G&A”) expenses, as well as shift to performance-based contracts to improve operating income on existing programs, allowing us to reinvest in our business and improve our ability to compete in a “Lowest Price Technically

Acceptable” environment. Implicit within our Get Fit strategy is the priority of driving excellence in executing programs, demand generation, proposals and capture.

2Grow: Despite the negative trends in overall IT spending by our customers and our own declining revenues over the past few years, we aim to capitalize on growth aligned with government priorities in hybrid cloud infrastructure, citizen benefit services, cloud-based analytics and health. We aim to continue to leverage our deep domain knowledge of our customers’ core missions and our intimacy with their data and critical work packages and grow our customer relationships through tailored offerings and mission-critical employees. The combination of Computer Sciences GS and SRA was realized as part of this growth strategy.

3Lead: Pursue the hybrid cloud migration market, driving policy- and governance-based integration of solutions in as-a-service and next-generation offerings in cloud, big data, software-as-a-service implementation and mobile computing. We expect the migration to the hybrid cloud will be enabled by an ecosystem of federally compliant partners. We also plan to invest internally on program management and delivery processes.

Our Key Strengths:

We bring several key competitive strengths:

•	History of public sector delivery. We have 50+ years of public sector experience that combines an in-depth customer knowledge with our proven, next-generation IT and mission expertise.

•	Our People. Our passionate employees have a commitment to our customers’ mission blend business process, design, and technical capabilities.

•	Offering Brands. Our brands are a proven holistic approach to solving customer business challenges, drawing on best practices and technical expertise.

•	Next Generation. We are driving innovation through next-generation technology and solutions in cloud, big data, mobility and application solutions and services.

•	Alliance Partners. We have enhanced our technical and domain expertise with strategic partnerships that deliver innovative end-to-end solutions.

•	Technology Independence. Our flexible and informed point of view optimizes customers’ technology choices.

Our Key Markets

Flat Top Line Federal Budgets. We compete in an environment driven by federal budget constraints. Nevertheless, we see potential for positive developments in U.S. federal government fiscal year (“GFY”) 2016 (a GFY starts on October 1 and ends on September 30). Budget request figures released by the Office of Management and Budget in June 2014 projected IT expenditures for Civil agencies and the DoD to increase by 2% in GFY 2016, from $47.7 billion to $48.6 billion and from $30.4 billion to $30.9 billion, respectively. Budget request figures released by the Office of the Director of National Intelligence in February 2015 projected overall expenditures for U.S. Intelligence Community agencies to increase by 15% in GFY 2016, from $62.7 billion to $71.8 billion. We are also experiencing an increased number of requests to extend the period of performance for our large and most complex IT contracts, are observing increased procurement activity across the U.S. federal government and expect to see adjudications increase.

Market Shift to Applications Modernization. Since 2011, the government has delayed application enhancements and new application program starts in favor of data consolidation and IT efficiency initiatives. Consequently, the demand for IT services has been driven by infrastructure and cloud support opportunities, with a government focus on cost savings and new hybrid cloud approaches. We anticipate a possible shift toward application modernization to meet future civilian and military requirements. Cloud, mobile and as-a-service solutions approved by the Federal Risk and Authorization Management Program (“FedRAMP”), a government assessment process for certifying cloud-based services and applications, are fostering new alternative approaches with which Chief Information Officers are beginning to engage.

The Companies

CSRA

CSRA delivers information technology (“IT”) mission- and operations-related services across the United States (“U.S.”) federal government to the Department of Defense (“DoD”), Intelligence Community, homeland security, civil and healthcare agencies, as well as to certain state and local government agencies. We leverage deep domain-based customer intimacy and decades of experience in helping customers execute their mission with a fundamental understanding of their IT environment that has earned us the ability to introduce next-generation technologies. We bring scalable and more cost-effective IT solutions to government departments and agencies that are seeking to improve mission-critical effectiveness and efficiency through innovation. This approach is designed to yield lower implementation and operational costs as well as a higher standard of delivery excellence. Demand for our U.S. public sector offerings is driven by evolving government priorities such as: (1) migration to next-generation IT solutions, such as hybrid cloud infrastructure, application modernization, and as-a-service delivery, (2) big data solutions, (3) health IT and informatics, (4) cyber security and (5) mobility.

We are a Nevada corporation. Our principal executive offices are located at 3170 Fairview Park Drive, Falls Church, Virginia 22042. Our telephone number is 703-642-2000. Our website address is www.csra.com. Information on, and which can be accessed through, our website is not incorporated into this prospectus.

SRA

On November 30, 2015, following consummation of the Mergers, SRA became a wholly-owned subsidiary of CSRA. SRA is a leading provider of sophisticated IT and professional services to the U.S. federal government. SRA’s services help its government customers address complex IT needs in order to achieve their missions more effectively, while also increasing efficiency and reducing expenses. Approximately 70% of SRA’s revenue is derived from IT service offerings, including software and systems development, network infrastructure and cloud services, and cybersecurity, with the remaining 30% derived from domain-specific professional services in areas such as intelligence analysis, bioinformatics and health sciences, energy and environmental consulting, and enterprise planning and resource management. SRA’s business has an operating model characterized by recurring revenues, diverse multi-year contracts, and strong free cash flow conversion.

Risk Factors

We face numerous risks related to, among other things, our business operations, our strategies, general economic conditions, competitive dynamics of the industry, our level of indebtedness and the legal and regulatory environment in which we operate. These risks are set forth in detail under the heading “Risk Factors.” If any of these risks should materialize, they could have a material adverse effect on our business, financial condition, results of operations or cash flows. We encourage you to review these risk factors carefully. Furthermore, this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Industry and Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Such data involve uncertainties and risks and are subject to change due to a variety of factors, including those described under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Trademarks and Copyrights

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this prospectus.

OFFERING SUMMARY

Issuer	CSRA Inc.
Selling Stockholders	Providence Equity Partners L.L.C. managed funds, Ernst Volgenau, CFIG SRA Co-Investment SPV, LLC and certain other former members of management of SRA International, Inc. See “Selling Stockholders.”
Common stock offered for resale by the selling stockholders	Up to 24,803,450 shares
Voting rights	One vote per share.
Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholders pursuant to this prospectus. See “Use of Proceeds” and “Selling Stockholders.”
Dividend policy
On November 30, 2015, CSRA announced that its Board had declared a first quarterly cash dividend of $0.10 per share. This dividend will be paid on January 26, 2016 to CSRA stockholders of record at the close of business on January 5, 2016. We currently anticipate paying quarterly cash dividends on our common stock. The timing, declaration, amount and payment of any future dividends to our stockholders will fall within the discretion of our Board and will depend on many factors, including our financial condition, results of operations and capital requirements, legal requirements, regulatory constraints, industry practice and other business considerations that our Board deems relevant from time to time. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may restrict the payments of dividends. There can be no assurance that we will continue to pay any dividend. See also “Dividend Policy” and “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.”

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “CSRA.”
Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF COMPUTER SCIENCES GS
The following table presents our summary historical financial data. The historical combined statement of operations data and the historical combined statement of cash flows data for each of the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, and the historical combined balance sheet data as of April 3, 2015 and March 28, 2014 set forth below are derived from our audited Combined Financial Statements included in this prospectus. The historical combined balance sheet data as of March 29, 2013 are derived from our unaudited Combined Financial Statements which are not included in this prospectus. The unaudited combined balance sheet data as of October 2, 2015 and the unaudited combined statement of operations data for each of the three and six months ended October 2, 2015 and October 3, 2014, respectively, are derived from our unaudited combined condensed interim financial statements which are included in this prospectus.
The summary financial data should be read in conjunction with our “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Computer Sciences GS,” the audited Combined Financial Statements and accompanying notes and the unaudited Combined Condensed Financial Statements and accompanying notes included in this prospectus. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent publicly-traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from CSC or the Mergers, including changes in the financing, operations, cost structure and personnel needs of our business, or the Mergers. Further, the historical financial information includes allocations of certain CSC corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. Such expenses may not, however, be indicative of the expenses that we would have incurred if we had operated as an independent, publicly-traded company during the period presented or of the costs expected to be incurred in the future.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF COMPUTER SCIENCES GS

	As of or for the Three Months Ended		As of or for the Six Months Ended		As of or for the Twelve Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014	April 3, 2015	March 28, 2014	March 29, 2013
Dollars in millions	Historical		Historical		Historical
Combined Statement of Operations data:
Revenue	$969	$1,036	$1,928	$2,070	$4,070	$4,103	$4,676
Income from continuing operations before taxes	88	126	198	238	429	401	431
Income from continuing operations	53	79	120	150	268	254	269
Combined Balance Sheet data:
Cash and cash equivalents	$10	$9	$10	$9	$5	$4	$10
Total assets	1,913	2,149	1,913	2,149	2,161	2,216	2,513
Capital lease liabilities	151	154	151	154	151	169	169
Other long-term liabilities	94	88	94	88	81	106	105
Combined Statements of Cash Flows data:
Cash flows provided by operating activities			$366	$255	$487	$578	$563
Cash flows provided by (used in) investing activities			(13)	(55)	(117)	75	(115)
Cash flows used in financing activities			(348)	(195)	(369)	(659)	(454)
Non-GAAP Measures:
Adjusted EBITDA	$177	$175	$323	$336	$628	$598	$645
Operating Income	147	147	272	282	546	500	509

Non-GAAP measures

Adjusted EBITDA

The following table presents a reconciliation of Income from continuing operations to Adjusted EBITDA:

	Three Months Ended		Six Months Ended		Twelve Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014	April 3, 2015	March 28, 2014	March 29, 2013
Dollars in millions	Historical		Historical		Historical
Income from continuing operations(a)	$53	$79	$120	$150	$268	$254	$269

Interest expense, net	5	6	11	11	22	20	18
Tax expense on income	35	48	78	89	161	147	162
Depreciation and amortization	35	36	68	71	137	145	159
Amortization of contract-related intangibles	2	2	5	5	10	11	11
Provision for losses on accounts receivable	—	—	—	—	—	4	4
Stock-based compensation	5	4	4	9	18	18	10
Restructuring costs	1	—	1	—	5	2	13
Foreign currency loss	—	—	—	1	1	—	1
Pension and postretirement benefit plans actuarial losses (gains), settlement losses, and amortization of other comprehensive income	(1)	—	(2)	—	6	(3)	(2)
Gain on disposition	—	—	(18)	—	—	—	—
Separation and merger costs(b)	42	—	56	—	—	—	—

Adjusted EBITDA	$177	$175	$323	$336	$628	$598	$645

(a) The net periodic pension income within income from continuing operations includes $1 million for the three months ended October 2, 2015 and October 3, 2014, $2 million for the six months ended October 2, 2015 and October 3, 2014, and $3 million, $6 million and $4 million, respectively, for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively, of pre-tax actual return on plan assets whereas the net periodic pension income within non-GAAP operating income includes $4 million, $4 million, and $3 million of expected long-term return on pension assets of defined benefit plans for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively.

(b) Includes costs incurred to give effect to Computer Sciences GS’s separation from CSC and the Mergers.
.

In addition to our Income from continued operations determined in accordance with U.S. generally accepted accounting principles (“GAAP”) we use an Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) measure.

Adjusted EBITDA is a non-GAAP measure that we use to evaluate financial performance and is one of the measures used in assessing management performance. We believe that this non-GAAP financial measure provides useful information to investors regarding our results of operations as it provides another measure of our profitability, our ability to service our debt, and is considered an important measure by financial analysts covering CSRA and peer companies in our industry. This Adjusted EBITDA is presented as defined in CSRA’s credit agreement, with the exception of projected cost savings and synergies, which have been excluded. Our definition of such measure may differ from that of other companies.

The reconciliation from Income from continuing operations to Adjusted EBITDA includes certain adjustments such as:

•	Provision for losses on accounts receivable, which represents the amount of uncollectible accounts receivable.

•
Stock-based compensation, which represents the stock compensation expense related to CSC’s equity plans. These charges are included in cost of services (“COS”) and selling, general and administrative (“SG&A”) in our Combined Statements of Operations.

•	Foreign currency loss related to our hedging transactions and intercompany accounts.

•	Gain on disposition of Welkin Associates Limited (“Welkin”).

•
Separation and merger costs are costs incurred to give effect to Computer Sciences GS’s separation from CSC and the Mergers. These costs are primarily comprised of third-party accounting, legal and other consulting services.

•	Pension and postretirement actuarial losses (gains), settlement losses, and amortization of other comprehensive income which represents:

◦	Mark-to-market adjustments related to pensions and postretirement benefit plans resulting from periodic revaluation of our plan assets and liabilities;

◦	Lump-sum settlement charges; and

◦	Amortization of prior service costs (credit) which is included in our Combined Statements of Comprehensive Income.

Operating Income
A reconciliation of consolidated Operating income to Income from continuing operations before taxes is as follows:

	Three Months Ended		Six Months Ended		Twelve Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014	April 3, 2015	March 28, 2014	March 29, 2013
Dollars in millions	Historical		Historical		Historical
Operating income(a)(b)	$147	$147	$272	$282	$546	$500	$509
Pension and postretirement plans actuarial (losses) gains, and pension settlement losses	—	—	—	—	(8)	2	2
Corporate G&A	(14)	(14)	(28)	(31)	(81)	(79)	(61)
Separation and merger costs	(42)	—	(56)	—	—	—	—
Interest expense, net	(5)	(6)	(11)	(11)	(22)	(20)	(18)
Other income (expenses), net	2	(1)	21	(2)	(6)	(2)	(1)
Income from continuing operations before taxes(b)	$88	$126	$198	$238	$429	$401	$431
(a) The net periodic pension income within income from continuing operations before taxes includes $1 million for the three months ended October 2, 2015 and October 3, 2014, $2 million for the six months ended October 2, 2015 and October 3, 2014, and $3 million, $6 million and $4 million for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively, of actual return on plan assets whereas the net periodic pension income within non-GAAP operating income includes $4 million, $4 million, and $3 million of expected long-term return on pension assets of defined benefit plans for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively.

(b) Operating income as presented does not include the contribution from net periodic pension income related to the CSC U.S. defined benefit pension plans that we assumed at Spin-Off; net periodic pension income relating to these plans has not been included in the Computer Sciences GS Business’s historical non-GAAP operating income nor in the historical Combined Financial Statements or in the unaudited Combined Condensed Financial Statements, but will be included in our results of operations beginning in the period after the date of Distribution. The contribution to non-GAAP operating income from net periodic pension income from CSC’s U.S. defined benefit pension plans amounted to approximately $(21) million and $(22) million for the three months ended October 2, 2015 and October 3, 2014, respectively, $(42) million and $(43) million for the six months ended October 2, 2015 and October 3, 2014, respectively, and $(82) million, $(60) million and $(7) million for fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

Operating income is a non-GAAP measure which provides useful information to our management for assessment of our performance and results of operations, and is one of the financial measures utilized to determine executive compensation. We define Operating income as revenue less COS, G&A expense and depreciation and amortization expense. Operating income excludes actuarial and settlement charges related to pension and OPEB plans and corporate G&A. Management adjusts for the limitations of this non-GAAP measure by also reviewing Income from continuing operations before taxes, which includes costs excluded from the Operating income definition such as corporate G&A, interest and other income (expense).

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF SRA
The following table presents SRA’s summary historical consolidated financial data. The historical consolidated statement of operations data and the historical consolidated statement of cash flows data for each of the twelve months ended June 30, 2015, 2014 and 2013, and the historical consolidated balance sheet data as of June 30, 2015 and June 30, 2014 set forth below are derived from SRA’s audited Consolidated Financial Statements included in this prospectus. The historical consolidated balance sheet data as of June 30, 2013 are derived from SRA’s audited Consolidated Financial Statements which are not included in this prospectus. The unaudited condensed consolidated balance sheet data as of September 30, 2015 and the unaudited condensed consolidated statement of operations data for each of the three months ended September 30, 2015 and 2014 are derived from our unaudited condensed consolidated interim financial statements which are included in this prospectus. The unaudited condensed consolidated balance sheet data as of September 30, 2014 are derived from our “Unaudited Condensed Consolidated Financial Statements” which are not included in this prospectus.
The summary financial data should be read in conjunction with SRA’s “Selected Historical Consolidated Financial Data of SRA,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SRA,” and audited Consolidated Financial Statements and accompanying notes.

	As of or for the Three Months Ended		As of or for the Twelve Months Ended
	September 30, 2015	September 30, 2014	June 30, 2015	June 30, 2014	June 30, 2013
Dollars in millions	Historical		Historical
Combined Statement of Operations data:
Revenue	$351	$339	$1,389	$1,386	$1,508
Loss from continuing operations before taxes	(7)	(6)	(19)	(40)	(377)
Loss from continuing operations	(4)	(4)	(12)	(24)	(317)
Combined Balance Sheet data:
Cash and cash equivalents (including restricted cash)	$70	$118	$97	$110	$6
Total assets	1,553	1,563	1,563	1,576	1,627
Total long-term debt	1,060	1,049	1,060	1,048	1,109
Other long-term liabilities	25	21	19	23	27
Combined Statements of Cash Flows data:
Cash flows (used in) provided by operating activities	$(24)	$13	$77	$146	$67
Cash flows used in investing activities	(3)	(3)	(79)	(2)	(45)
Cash flows used in financing activities	—	—	(11)	(40)	(20)
Non-GAAP Measures:
Adjusted EBITDA	$44	$42	$183	$165	$190
Operating Income	27	21	88	64	70

Non-GAAP measures

Adjusted EBITDA

The following table presents a reconciliation of Loss from continuing operations to Adjusted EBITDA:

	Three Months Ended		Twelve Months Ended
	September 30, 2015	September 30, 2014	June 30, 2015	June 30, 2014	June 30, 2013
Dollars in millions	Historical		Historical
Loss from continuing operations	$(4)	$(4)	$(12)	$(24)	$(317)

Interest expense, net	27	27	107	104	101
Tax benefit on income	(3)	(2)	(7)	(16)	(60)
Depreciation and amortization	13	17	68	83	102
Loss on sale of receivables	—	—	1	—	—
Stock-based compensation	2	2	4	3	3
Restructuring costs	—	2	8	14	7
Gain on disposition	—	—	—	(2)	—
Merger and acquisition costs	1	—	1	1	2
CSRA merger costs (a)	7	—	—	—	—
Impairment of goodwill and other assets	—	—	—	—	346
Providence management fees	1	—	2	2	2
Impact of acquisitions	—	—	11	—	4

Adjusted EBITDA	$44	$42	$183	$165	$190

(a) Costs incurred to give effect to the Mergers are shown as a separate line item from merger and acquisition costs which are incurred as a part of normal operating activities.

Adjusted EBITDA is a non-GAAP measure that SRA uses to evaluate financial performance and is one of the measures used in assessing management performance. SRA believes that this non-GAAP financial measure provides useful information to investors regarding SRA’s results of operations as it provides another measure of SRA’s profitability, SRA’s ability to service SRA’s debt, and is considered an important measure by financial analysts covering SRA and peer companies in SRA’s industry. This Adjusted EBITDA is presented as defined in CSRA’s credit agreement, with the exception of projected cost savings and synergies, which have been excluded. Our definition of such measure may differ from that of other companies.

The reconciliation from Income (Loss) from continuing operations to Adjusted EBITDA includes certain adjustments such as:

•	Loss on sale of accounts receivable, which represents the difference between the amount of accounts receivable sold and the payment from the related factoring agreement.

•	Stock-based compensation, which represents the stock compensation expense related to SRA’s equity plans. These charges are included in SG&A in SRA’s Combined Statements of Operations.

•
Impact of the acquisitions, which represent the acquisition of MorganFranklin Corporation’s National Security Solutions division in December 2012 and of substantially all of the Government Services business from Qbase LLC in April 2015. SRA adds the estimated impact of acquisitions as if the businesses had been acquired on the first day of the respective period in which an adjustment is recorded, and not for any prior periods.

Operating Income
A reconciliation of consolidated Operating income to Loss from continuing operations before taxes is as follows:

	Three Months Ended		Twelve Months Ended
	September 30, 2015	September 30, 2014	June 30, 2015	June 30, 2014	June 30, 2013
Dollars in millions	Historical		Historical
Operating income	$27	$21	$88	$64	$70
Interest expense, net	(27)	(27)	(107)	(104)	(101)
Impairment of goodwill	—	—	—	—	(346)
CSRA merger costs (a)	(7)	—	—	—	—
Loss from continuing operations before taxes	$(7)	$(6)	$(19)	$(40)	$(377)

(a) Costs incurred to give effect to the Mergers are shown as a separate line item from merger and acquisition costs which are incurred as a part of normal operating activities.
Operating income is a non-GAAP measure which provides useful information to SRA’s management for assessment of SRA’s performance and results of operations. SRA defines Operating income as revenue less COS, G&A expense and depreciation and amortization expense. Management adjusts for the limitations of this non-GAAP measure by also reviewing Loss from continuing operations before taxes, which includes costs excluded from the Operating income definition such as interest and other income (expense).

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA OF COMBINED COMPANY
The Pro Forma information presented below is derived from the “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this prospectus, and is based upon the historical combined financial information of Computer Sciences GS and SRA included elsewhere in this prospectus, and has been prepared to reflect the Spin-Off and Mergers. The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting, with Computer Sciences GS treated as the “acquirer” of SRA for accounting purposes.
The following table presents our summary historical and unaudited pro forma condensed combined financial data. The last fiscal year end for Computer Sciences GS and SRA was April 3, 2015 and June 30, 2015, respectively, which are different by 88 days and have been presented together for comparison purposes. The historical combined statement of operations data for the six months ended October 2, 2015 and the twelve months ended April 3, 2015 for Computer Sciences GS and the six and twelve months ended September 30, 2015 for SRA set forth below are derived from the unaudited Combined Condensed Financial Statements, the audited Combined Financial Statements, the unaudited Condensed Consolidated Financial Statements and the audited Consolidated Financial Statements included in this prospectus. The historical combined balance sheet data as of October 2, 2015 for Computer Sciences GS and September 30, 2015 for SRA set forth below are derived from Computer Sciences GS’s unaudited Combined Condensed Financial Statements and SRA’s unaudited Condensed Consolidated Financial Statements, respectively, included in this prospectus.

The unaudited pro forma condensed combined statement of operations data presented for the six months ended October 2, 2015 for Computer Sciences GS and September 30, 2015 for SRA, and the twelve months ended April 3, 2015 for Computer Sciences GS and June 30, 2015 for SRA assumes the separation occurred on March 29, 2014. The unaudited pro forma condensed combined balance sheet data presented as of October 2, 2015 for Computer Sciences GS and September 30, 2015 for SRA assumes the separation occurred on October 2, 2015.
The summary financial data should be read in conjunction with our “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data for Computer Sciences GS,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Computer Sciences GS,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SRA,” the audited Combined Financial Statements and accompanying notes, the unaudited Combined Condensed Financial Statements and accompanying notes, the audited Consolidated Financial Statements and accompanying notes and the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere in this prospectus. The financial information included herein may not necessarily reflect our financial position and results of operations in the future or what our financial position and results of operations would have been had we been an independent publicly-traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of the effects of the Spin-Off or the Mergers, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information of Computer Sciences GS includes allocations of certain CSC corporate expenses. SRA has not historically reported Corporate G&A as it maintains one segment, whereas Computer Sciences GS reports Corporate G&A to allocate overhead costs by segment. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. Such expenses may not, however, be indicative of the expenses that we would have incurred if we had operated as an independent, combined, publicly-traded company during the period presented or of the costs expected to be incurred in the future.

Pro Forma CSRA Inc.
Unaudited Pro Forma Condensed Combined Financial Statement Data
As of or for the Six Months Ended October 2, 2015

Dollars in millions	Historical Computer Sciences GS Six Months Ended October 2, 2015	Effect of Spin-Off	Pro Forma for Spin-Off Only	Historical SRA Six Months Ended September 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Combined Statement of Operations data:
Revenue	$1,928	$—	$1,928	$710	$—	$2,638
Income (Loss) from continuing operations before taxes	198	70	268	(7)	34	295
Income (Loss) from continuing operations	120	63	183	(3)	20	200
Income (Loss) from continuing operations attributable to parent	111	63	174	(3)	20	191
Combined Balance Sheet data:
Cash and cash equivalents	$10	$290	$300	$70	$(40)	$330
Total assets	1,913	453	2,366	1,553	1,134	5,053
Total long-term debt (including current portion of debt)	—	1,500	1,500	1,060	440	3,000
Capital lease liabilities	151	—	151	—	—	151
Other long-term liabilities	94	494	588	25	—	613
Non-GAAP Measures:
Adjusted EBITDA	$323	$29	$352	$94	$—	$446
Operating Income	272	36	308	54	—	362

Pro Forma CSRA Inc.
Unaudited Pro Forma Condensed Combined Financial Statement Data
As of or for the Fiscal Year Ended April 3, 2015

Dollars in millions	Historical Computer Sciences GS Fiscal Year Ended April 3, 2015	Effect of Spin-Off	Pro Forma for Spin-Off Only	Historical SRA Fiscal Year Ended June 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Combined Statement of Operations data:
Revenue	$4,070	$—	$4,070	$1,389	$—	$5,459
Income (Loss) from continuing operations before taxes	429	(472)	(43)	(19)	(11)	(73)
Income (Loss) from continuing operations	268	(287)	(19)	(12)	(7)	(38)
Income (Loss) from continuing operations attributable to parent	254	(287)	(33)	(12)	(7)	(52)
Non-GAAP Measures:
Adjusted EBITDA	$628	$55	$683	$183	$—	$866
Operating Income (Loss)	546	64	610	88	(65)	633

Non-GAAP measures

Adjusted EBITDA

Pro Forma CSRA Inc.
Unaudited Pro Forma Adjusted EBITDA
For the Six Months Ended October 2, 2015

Dollars in millions	Historical Computer Sciences GS Six Months Ended October 2, 2015	Effect of Spin-Off	Pro Forma for Spin-Off Only	Historical SRA Six Months Ended September 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Income (Loss) from continuing operations	$120	$63	$183	$(3)	$20	$200

Interest expense, net	11	22	33	54	(27)	60
Tax expense (benefit) on income	78	7	85	(4)	14	95
Depreciation and amortization	68	—	68	30	1	99
Amortization of contract-related intangibles	5	—	5	—	—	5
Stock-based compensation	4	—	4	2	—	6
Restructuring costs	1	—	1	3	—	4
Pension and postretirement benefit plans actuarial losses (gains), settlement losses, and amortization of other comprehensive income	(2)	(7)	(9)	—	—	(9)
Gain on disposition	(18)	—	(18)	1	—	(17)
Merger and acquisition costs	—	—	—	2	—	2
Providence management fees	—	—	—	1	(1)	—
Separation and CSRA merger costs	56	(56)	—	7	(7)	—
Impact of acquisitions	—	—	—	1	—	1

Adjusted EBITDA	$323	$29	$352	$94	$—	$446

Pro Forma CSRA Inc.
Unaudited Pro Forma Adjusted EBITDA
For the Fiscal Year Ended April 3, 2015

Dollars in millions	Historical Computer Sciences GS Fiscal Year Ended April 3, 2015	Effect of Spin-Off	Pro Forma for Spin-Off Only	Historical SRA Fiscal Year Ended June 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Income (loss) from continuing operations	$268	$(287)	$(19)	$(12)	$(7)	$(38)

Interest expense, net	22	41	63	107	(54)	116
Tax expense (benefit) on income	161	(185)	(24)	(7)	(4)	(35)
Depreciation and amortization	137	(1)	136	68	67	271
Amortization of contract-related intangibles	10	—	10	—	—	10
Loss on sale of receivables	—	—	—	1		1
Stock-based compensation	18	—	18	4	—	22
Restructuring costs	5	—	5	8	—	13
Foreign currency loss	1	—	1	—	—	1
Pension and postretirement benefit plans actuarial losses, settlement losses, and amortization of other comprehensive income	6	487	493	—	—	493
Merger and acquisition costs	—	—	—	1	—	1
Providence management fees	—	—	—	2	(2)	—
Impact of acquisitions	—	—	—	11	—	11

Adjusted EBITDA	$628	$55	$683	$183	$—	$866

In addition to our Income (Loss) from continued operations determined in accordance with GAAP we use an Adjusted EBITDA measure.

Adjusted EBITDA is a non-GAAP measure that CSRA uses to evaluate financial performance. We believe that this non-GAAP financial measure provides useful information to investors regarding our results of operations as it provides another measure of our profitability, our ability to service our debt, and is considered an important measure by financial analysts covering our industry. This Adjusted EBITDA is presented as defined in CSRA’s credit agreement, with the exception of projected cost savings and synergies, which have been excluded. Our definition of such measure may differ from that of other companies.

The reconciliation from Income (Loss) from continuing operations to Adjusted EBITDA includes certain adjustments such as:

•	Stock-based compensation which represents the stock compensation expense related to our equity plans. These charges are included in COS and SG&A in our Combined Statements of Operations.

•	Foreign currency loss related to our hedging transactions and intercompany accounts.

•	Pension and postretirement actuarial losses (gains), settlement losses, and amortization of other comprehensive income which represents:

◦	Mark-to-market adjustments related to pensions and postretirement benefit plans resulting from periodic revaluation of our plan assets and liabilities;

◦	Lump-sum settlement charges; and

◦	Amortization of prior service costs (credit) which is included in our Combined Statements of Comprehensive Income.

Operating Income
A reconciliation of consolidated Operating income to Income (Loss) from continuing operations before taxes is as follows:

Pro Forma CSRA Inc.
Unaudited Pro Forma Operating Income to Income (Loss) from Continuing Operations Before Taxes Reconciliation
For the Six Months Ended October 2, 2015

Dollars in millions	Historical Computer Sciences GS Six Months Ended October 2, 2015	Effect of Spin-Off	Pro Forma for Spin-Off Only	Historical SRA Six Months Ended September 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Operating income	$272	$36	$308	$54	$—	$362
Corporate G&A(a)	(28)	—	(28)	—	—	(28)
Separation and merger costs	(56)	56	—	(7)	7	—
Other income and interest expense, net	10	(22)	(12)	(54)	27	(39)
Income (Loss) from continuing operations before taxes	$198	$70	$268	$(7)	$34	$295
(a) SRA has not historically reported Corporate G&A as it maintains one segment, whereas Computer Sciences GS reports Corporate G&A to allocate overhead costs by segment.

Pro Forma CSRA Inc.
Unaudited Pro Forma Operating Income to Income (Loss) from Continuing Operations Before Taxes Reconciliation
For the Fiscal Year Ended April 3, 2015

Dollars in millions	Historical Computer Sciences GS Fiscal Year Ended April 3, 2015	Effect of Spin-Off	Pro Forma for Spin-Off Only	Historical SRA Fiscal Year Ended June 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Operating income (loss)	$546	$64	$610	$88	$(65)	$633
Pension and postretirement plans actuarial (losses) gains, and pension settlement losses	(8)	(495)	(503)	—	—	(503)
Corporate G&A(a)	(81)	—	(81)	—	—	(81)
Interest expense and other, net	(28)	(41)	(69)	(107)	54	(122)
Income (Loss) from continuing operations before taxes	$429	$(472)	$(43)	$(19)	$(11)	$(73)
(a) SRA has not historically reported Corporate G&A as it maintains one segment, whereas Computer Sciences GS reports Corporate G&A to allocate overhead costs by segment.
Operating income is a non-GAAP measure which provides useful information to our management for assessment of our performance and results of operations, and is one of the financial measures utilized to determine executive compensation. We define Operating income as revenue less COS, segment G&A expense and depreciation and amortization expense. Operating income excludes actuarial and settlement charges related to pension and OPEB plans and corporate G&A. Management compensates for the limitations of this non-GAAP measure by also reviewing Income (Loss) from continuing operations before taxes, which includes costs excluded from the Operating income definition such as corporate G&A, interest and other income (expense).

RISK FACTORS
You should carefully consider all of the information in this prospectus and each of the risks described below before deciding to invest in our common stock. We believe the risks described below are the principal risks, although not the only risks, relating to CSRA, including SRA, and an investment in our common stock. Some of the risks relate to the businesses of CSRA, including SRA, others to the CSRA Transactions. Some risks relate principally to the securities markets and ownership of our common stock.
Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this prospectus. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment. While we believe we have identified and discussed below the material risks affecting our business, there may be additional risks and uncertainties that we do not presently know or that we do not currently believe to be material that may adversely affect our business, financial condition and results of operations in the future.
Past performance may not be a reliable indicator of future financial performance. Future performance and historical trends may be adversely affected by the following factors, as well as other variables, and should not be relied upon to project future period results.
Risks Relating to the CSRA Business
Contracts with the U.S. federal government and its prime contractors account for most of our revenue and earnings; consequently, a decline in the U.S. federal government budget, changes in spending or budgetary priorities or delays in contract awards may significantly and adversely affect our future revenues and limit our growth prospects.
CSRA generated approximately 93% of our total revenues for the twelve months ended April 3, 2015 from sales to the U.S. federal government either as a prime contractor or subcontractor to other contractors. CSRA generated approximately 47% of our total revenues from the DoD (including all branches of the U.S. military) and Intelligence Community and approximately 46% of our total revenues from civilian agencies. We expect to continue to derive most of our revenues from work performed under U.S. federal government contracts.
We also provide services to state and local governments. Approximately 6% of the total revenues of CSRA for fiscal 2015 were generated from state government contracts.
Because we derive a substantial majority of our revenue from contracts with the U.S. federal government, we believe that the success and development of our business will continue to depend on our successful participation in U.S. federal government contract programs. Changes in U.S. federal government budgetary priorities could directly affect our financial performance. A significant decline in government expenditures, a shift of expenditures away from programs that we support or a change in U.S. federal government contracting policies could cause U.S. federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts. Consequently, we closely monitor federal budget, legislative and contracting trends and activities and continually examine our strategies to take these into consideration.
The U.S. federal government continues to face significant fiscal and economic challenges such as financial deficits and the debt ceiling limit. The Administration and Congress make decisions in a constrained fiscal environment largely imposed by the Budget Control Act of 2011 (the “Budget Act”). The Budget Act established limits on discretionary spending that began with GFY 2012. The Bipartisan Budget Act of 2013 (the “BBA”) that was signed into law on December 26, 2013 did not significantly alter the spending constraints established by the Budget Act.
The Budget Act provided for additional automatic spending reductions, known as sequestration, which went into effect on March 1, 2013, and further reduced planned government spending. The BBA extended the sequestration budget caps into GFY 2023. While the defense budget sustained the largest single reduction, civil agencies and programs were also impacted significantly by sequestration cuts. In light of the Budget Act, the BBA and other deficit reduction pressures, it is likely that discretionary spending by the U.S. federal government will remain constrained for the foreseeable future. As a result of sequestration, our U.S. federal government customers are more cautious with contract awards and spending, resulting in longer procurement cycles, smaller award values and an inclination towards an extension of existing customer contracts, and we expect this behavior to continue.
We continuously review our operations in an attempt to identify those programs that could be at risk so that we can make appropriate contingency plans. While we have experienced reduced funding on some of our programs, and may see further reductions, we do not expect the cancellation of any of our major programs. Although sequestration continued into GFY 2014, the BBA revised the amount of discretionary spending to be reduced for GFY 2014 and GFY 2015 under the Budget Act. Even with the reduced amount of sequestration for GFY 2014 and GFY 2015, the resulting automatic across-the-board budget cuts are having, and may continue to have, significant consequences for our business and industry.
Our business could be adversely affected by delays caused by our competitors protesting major contract awards received by us, resulting in delay of the initiation of work.
Our contracts and subcontracts are composed of a wide range of contract types, including firm fixed-price, cost reimbursement, and time-and-materials. Some contracts are ordering vehicles, including indefinite delivery/indefinite quantity and government-wide acquisition contracts such as General Services Administration (“GSA”) schedule contracts, and orders under these contracts include firm fixed-price, time-and-materials or cost reimbursable types. We expect that a majority of the business that we seek in the foreseeable future will be awarded through a competitive bidding process. The U.S. federal government has increasingly relied on contracts that are subject to a competitive bidding process, including indefinite delivery/indefinite quantity, GSA schedule and other multi-award contracts, which has resulted in greater competition, increased pricing pressure and more protested awards. It can take many months to resolve protests by one or more of our competitors of contract or task order awards we receive. The resulting delay in the start-up and funding of the work under these vehicles may cause our actual results to differ materially and adversely from those anticipated. Due to the competitive process to obtain contracts and an increase in bid protests, we may be unable to achieve or sustain revenue growth and profitability.
Our U.S. federal government contracts may be terminated by the government at any time and may contain other provisions permitting the government not to continue with contract performance and, if lost contracts are not replaced, our operating results may differ materially and adversely from those anticipated.
We derive substantially all of our revenue from U.S. federal government contracts that typically span one or more base years and one or more option years. The option periods typically cover more than half of a contract’s potential duration. U.S. federal government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government customer to terminate the contract for its convenience. A decision not to exercise option periods or to terminate contracts for convenience could result in significant revenue shortfalls from those anticipated. Virtually all of our U.S. federal government contracts contain one of the form clauses for termination for convenience set forth in the Federal Acquisition Regulation and, therefore, our revenues from these contracts could be at risk if the government elected to exercise its termination for convenience rights. If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may be unable to recover even those amounts and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. As is common with government contractors, we have experienced and continue to experience occasional performance issues under certain of our contracts. Depending upon the value of the matters affected, a performance problem that impacts our performance of a program or contract could cause our actual results to differ materially and adversely from those anticipated.
Our state and local government contracts subject us to similar budgetary and termination risks. Unlike U.S. federal government contracts, where limitations of liability are established in the Federal Acquisition Regulation (the

“FAR”) and agency supplements, state and local government contracts have negotiated liability limits that are often higher than typical commercial liability caps and, in some instances, are uncapped. Our state contracts also have termination for convenience and termination for cause provisions and, therefore, our revenues from these contracts could be at risk if the state agencies elected to exercise their termination for convenience rights. Local contracts also typically contain termination for convenience clauses. For state and local government contracts, based on total revenues for FY2015, $330.3 million in revenues is associated with contracts that contain termination for convenience clauses.
U.S. federal government contracts contain numerous provisions that are unfavorable to us.
U.S. federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies, some of which are not typically found in commercial contracts, including allowing the government to:

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	claim rights in systems and software developed by us;

•	suspend or debar us from doing business with the U.S. federal government or with a governmental agency;

•	impose fines and penalties and subject us to criminal prosecution;

•	control or prohibit the export of our data and technology; and

•	impose special handling and control requirements for controlled unclassified information.
Certain of our and SRA’s contracts also contain organizational conflict of interest (“OCI”) clauses that limit our ability to compete for or perform certain other contracts. OCIs arise any time we engage in activities that: (1) make us unable or potentially unable to render impartial assistance or advice to the government; (2) impair or might impair our objectivity in performing contract work; or (3) provide us with an unfair competitive advantage. For example, when we work on the design of a particular system, we may be precluded from competing for the contract to develop and install that system or supporting a prime contractor. We have divested lines of business in the past to avoid and/or mitigate OCIs. We are evaluating the OCI provisions in our contracts and those of SRA to determine the potential effects of those clauses on future business. Depending upon the value of the matters affected, an OCI issue that precludes our participation in, or performance of, a program or contract could cause our actual results to differ materially and adversely from those anticipated.
Our failure to comply with a variety of complex procurement rules and regulations could result in our being liable for penalties, including termination of our U.S. federal government contracts, disqualification from bidding on future U.S. federal government contracts and suspension or debarment from U.S. federal government contracting.
We must comply with laws and regulations relating to the formation, administration and performance of U.S. federal government contracts, which affect how we do business with our customers and may impose added costs on our business. Some significant statutes and regulations that affect us include:

•	the FAR and agency supplements, which regulate the formation, administration and performance of U.S. federal government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with certain contract negotiations;

•
the Procurement Integrity Act, which regulates access to competitor bid and proposal information and government source selection information, and our ability to provide compensation to certain former government officials;

•
the Civil False Claims Act, which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. federal government for payment or approval; and

•	the U.S. federal government Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. federal government contracts.
Our business is subject to reviews, audits and cost adjustments by the U.S. federal government which, if resolved unfavorably, could adversely affect our profitability, cash position or growth prospects.
U.S. federal government agencies, including the Defense Contract Audit Agency (“DCAA”), the DCMA and others, routinely audit and/or review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its business systems, including its accounting system, earned value management system, estimating system, materials management and accounting system, property management system and purchasing system.
Both contractors and the U.S. federal government agencies conducting these audits and reviews have come under increased scrutiny. As a result, the current audits and reviews have a greater scope, have become more rigorous and the standards to which we are held are being more strictly interpreted, increasing the likelihood of an audit or review resulting in an adverse outcome. During the course of its audits, the DCAA has made unfavorable audit findings and recommendations with regard to the qualifications of employees and subcontractors for contract labor categories that were charged under contracts and have concluded that costs we deemed to be allowable costs under the FAR cost principles were unallowable. We have vigorously disputed many of the DCAA’s findings over the years. Some of these audits have been resolved through negotiation with a lesser amount recovered by the government while other audit findings remain in dispute. This is a typical pattern for us and the DCAA that we expect to continue.
A finding of significant control deficiencies in our system audits or other reviews can result in decremented billing rates to our U.S. federal government customers until the control deficiencies are corrected and our corrections are accepted by the DCMA. Government audits and reviews may conclude that our practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds. The receipt of adverse audit findings or the failure to obtain an “approved” determination of our various accounting and management internal control systems from the responsible U.S. federal government agency could significantly and adversely affect our business, including our ability to bid on new contracts and our competitive position in the bidding process. A determination of non-compliance with applicable contracting and procurement laws, regulations and standards could also result in the U.S. federal government imposing penalties and sanctions against us, including the withholding of payments, suspension of payments and increased government scrutiny that could delay or adversely affect our ability to invoice and receive timely payment on contracts, perform contracts or compete for contracts with the U.S. federal government. Most of our subcontractors are subject to these same regulatory requirements. As a prime contractor, we may incur additional costs or our ability to invoice and receive timely payment on contracts may be affected if a subcontractor does not comply with these regulations and its lack of compliance affects our performance under a prime contract.
CSC’s indirect cost audits by the DCAA have not been completed for fiscal 2004 and subsequent fiscal years. Although we have recorded contract revenues subsequent to fiscal 2003 based upon our estimate of costs that we believe will be approved upon final audit or review, we do not know the outcome of any ongoing or future audits or reviews and adjustments and, if future adjustments exceed our estimates, our profitability would be adversely affected.

The DCAA has not completed audits of SRA’s incurred cost submissions for fiscal 2009 and subsequent fiscal years. SRA has recorded financial results subsequent to fiscal 2008 based upon costs that SRA believes will be approved upon final audit or review. If incurred cost audits result in adverse findings that exceed SRA’s estimates, it may have an adverse effect on our financial position, results of operations or cash flows.
Our state and local government contracts are also subject to audits and reviews by state and local government agencies including state comptrollers and inspector generals. Where federal funds are used by a state to fund all or part of a contract we perform, the state and the Computer Sciences GS Business may be subject to audit by a U.S. federal government agency and/or the Government Accountability Office. See “Business of CSRA—Legal Proceedings” for more information.
Our business is subject to governmental review and investigation which could adversely affect our profitability, cash position and growth prospects.
We are routinely subject to governmental investigations relating to our contracts and operations. If a review or investigation identifies improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines and suspension or debarment from doing business with governmental agencies. We may suffer harm to our reputation if allegations of impropriety are made against us, which would impair our ability to win new contract awards or receive contract renewals. Penalties and sanctions are not uncommon in our industry. If we incur a material penalty or administrative sanction or otherwise suffer harm to our reputation, our profitability, cash position and future prospects could be adversely affected.
More generally, increases in scrutiny and investigations from government organizations, legislative bodies or agencies into business practices and major programs supported by contractors may lead to increased legal costs and may harm our reputation, profitability, growth prospects and ability to recruit and retain employees.
If our customers request out-of-scope work, we may not be able to collect our receivables, which would materially and adversely affect our profitability.
We may perform work for the U.S. federal government and state governments, with respect to which we must file requests for equitable adjustment or claims with the proper agency to seek recovery in whole or in part, for out-of-scope work directed or caused by the government customer in support of its critical missions. While we may resort to other methods to pursue our claims or collect our receivables, these methods are expensive and time consuming and successful collection is not guaranteed. Failure to collect our receivables or prevail on our claims would have an adverse effect on our profitability.
The U.S. federal government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time.
Our industry has experienced, and we expect it will continue to experience, significant changes to business practices as a result of an increased focus on affordability, efficiencies and recovery of costs, among other items. U.S. federal government agencies may face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Legislation, regulations and initiatives dealing with procurement reform, mitigation of potential conflicts of interest, deterrence of fraud and environmental responsibility or sustainability, as well as any resulting shifts in the buying practices of U.S. federal government agencies, such as increased usage of fixed-price contracts, multiple award contracts and small business set-aside contracts, could have adverse effects on government contractors, including us. Any of these changes could impair our ability to obtain new contracts or renew our existing contracts when those contracts are recompeted. Any new contracting requirements or procurement methods could be costly or administratively difficult for us to implement and could adversely affect our future revenues, profitability and prospects.

Misconduct of employees, subcontractors, agents and business partners could cause us to lose existing contracts or customers and adversely affect our ability to obtain new contracts and customers and could have a significant adverse impact on our business and reputation.
Misconduct could include fraud or other improper activities such as falsifying time or other records and violations of laws and regulations, including anti-corruption laws. Other examples could include the failure to comply with our Code of Business Conduct, policies and procedures or with federal, state or local government procurement regulations, rules regarding the use and safeguarding of classified or other protected information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental, health or safety matters, bribery of foreign government officials, international trade controls (particularly the International Traffic in Arms Regulations), lobbying or similar activities and any other applicable laws or regulations. Any data loss or information security lapses resulting in the compromise of personal information or the improper use or disclosure of sensitive or classified information could result in claims, remediation costs, regulatory sanctions against us, loss of current and future contracts and serious harm to our reputation. Although we have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct and, as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, subcontractors, agents or business partners could damage our reputation and subject us to fines and penalties, restitution or other damages, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which would adversely affect our business and our future results.
Our ability to perform services for certain of our U.S. federal government customers is dependent on our ability to maintain necessary security clearances.
Select U.S. federal government customers require us to maintain security clearances for certain of our facilities used in the performance of classified contracts. Employees who perform under certain government contracts are required to possess appropriate personnel security clearances for access to classified information granted by the respective government agency. The competition for qualified personnel who possess a security clearance is very strong in certain public sector markets. In the event that a government customer were to revoke the facility and/or personnel clearances of all or substantially all of the employees performing work under a classified contract, such revocation could be grounds for termination of the contract by the government customer. Similarly, if we are unable to hire sufficient qualified and cleared personnel to meet contractual commitments, a contract could be terminated for non-performance. Under either circumstance, such termination, depending on the contract value, could have a material adverse effect on our consolidated financial position, results of operations and cash flows.
We have contracts with the U.S. federal government that are classified which may limit investor insight into portions of our business.
Over the last three fiscal years, an average of 13% of the revenues of Computer Sciences GS was derived from classified programs with the U.S. federal government that are subject to security restrictions which preclude the dissemination of information that is classified for national security purposes. SRA also derives a portion of their revenues from programs with the U.S. government that are subject to security restrictions. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors may have less insight into our classified programs than our other programs and therefore less ability to fully evaluate the risks related to our classified business.
Our failure to attract and retain qualified employees, including our senior management team, could adversely affect our business.
Our success depends to a substantial degree on our ability to recruit and retain the technically-skilled personnel we need to serve our customers effectively. Our business involves the development of tailored solutions for our customers, a process that relies heavily upon the expertise and services of our employees. Accordingly, our employees are our most valuable resource. Competition for skilled personnel in the IT services industry is intense, and technology service companies often experience high attrition among their skilled employees. There is a shortage of people capable of filling these positions, particularly those with government security clearances, and they are likely to remain a limited resource for the foreseeable future. Recruiting and training these personnel require substantial resources. Our failure to attract and retain technical personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy our customers’ needs, limit our ability to win new business and cause our actual results to differ materially and adversely from those anticipated.
In addition to attracting and retaining qualified technical personnel, we believe that our success will depend on the continued employment of our senior management team and its ability to generate new business and execute projects successfully. Our senior management team is very important to our business because personal reputations and individual business relationships are a critical element of obtaining and maintaining customer engagements in our industry, particularly with agencies performing classified operations. The loss of any of our senior executives could cause us to lose customer relationships or new business opportunities, which could cause actual results to differ materially and adversely from those anticipated.
Our markets are highly competitive, and many of the companies we compete against have substantially greater resources.
The markets in which we operate include a large number of participants and are highly competitive. Many of our competitors may compete more effectively than we can because they are larger, better financed and better known companies than we are. In order to stay competitive in our industry, we must also keep pace with changing technologies and customer preferences. If we are unable to differentiate our services from those of our competitors, our revenue may decline. In addition, our competitors have established relationships among themselves or with third parties to increase their ability to address customer needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation, which may result in the emergence of companies which are better able to compete against us. The results of these competitive pressures could cause our actual results to differ materially and adversely from those anticipated.
We may not realize as revenues the full amounts reflected in our backlog, which could adversely affect our expected future revenues and growth prospects.
As of April 3, 2015, the total backlog of Computer Sciences GS was $11.1 billion, which included $2.6 billion in funded backlog. As of June 30, 2015, SRA’s total backlog was $3.4 billion, which included $643.7 million in funded backlog. Due to the U.S. federal government’s ability to not exercise contract options or to terminate, modify or curtail our programs or contracts and the rights of our state customers to cancel contracts and purchase orders in certain circumstances, we may realize less than expected or in some cases never realize revenues from some of the contracts that are included in our backlog. Our unfunded backlog, in particular, contains management’s estimate of amounts expected to be realized on unfunded contract work that may never be realized as revenues. If we fail to realize as revenues amounts included in our backlog, our expected future revenues, growth prospects and profitability could be adversely affected.
Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate and manage costs, time and resources.
We generate revenues under various types of contracts, which include cost reimbursement, time-and-materials, fixed-price-level-of-effort and firm-fixed-price contracts. The accounting for these contracts requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract, the nature of offerings provided, our ability to negotiate advantageous reseller agreements with vendors as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Subcontractors’ assertions are also assessed and considered in estimating costs and profitability. In addition, our contracts contain provisions relating to cost controls and audit rights.

To varying degrees, each contract type involves some risk that we could underestimate the costs and resources necessary to fulfill the contract. Cost reimbursement and time-and-materials contracts generally have lower profitability than firm fixed-price contracts; however, due to their nature, fixed-price contract types tend to have more risk than cost type contracts. While firm fixed-price contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns. Revenues derived from firm fixed-price contracts represented approximately 44% of the total revenues of Computer Sciences GS for fiscal 2015. When making proposals on these types of contracts, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. In each case, our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of our work could result, and in some instances has resulted, in reduced profits or in losses.
More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our contracts, including costs and delays caused by contractual disputes or other factors outside of our control, such as performance failures of our subcontractors, government shutdown due to congressional inaction, the effect of any changes in laws or regulations, natural disasters or other force majeure events, could make our contracts less profitable than expected or unprofitable. Our profitability is adversely affected when we incur contract costs that we cannot bill to our customers.
Internal system or service failures, including as a result of cyber or other security threats, could disrupt our business and impair our ability to effectively provide our services to our customers, which could damage our reputation and have a material adverse effect on our business and results of operations.
We create, deploy, and maintain IT and engineering systems, and provide services that are often critical to our customers’ missions, some of which involve sensitive information and may be conducted in war zones or other hazardous environments. As a result, we are subject to systems or service failures, not only resulting from our own failures or the failures of third-party service providers, natural disasters, power shortages, or terrorist attacks, but also from continuous exposure to cyber and other security threats, including computer malware and attacks by computer hackers or physical break-ins. There has been an increase in the frequency and sophistication of the cyber and security threats we face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target us because we hold controlled unclassified, classified or other sensitive information. As a result, we face a heightened risk of a security breach or disruption with respect to sensitive information resulting from an attack by computer hackers, foreign governments, and cyber terrorists. We have been the target of these types of attacks in the past and future attacks are likely to occur. Threat incidents identified to date have not resulted in a material adverse effect on us or our business operations. Our security measures are designed to identify and protect against security breaches and cyber-attacks; however, if successful, these types of attacks on our network or other systems or service failures could have a material adverse effect on our business and results of operations, due to, among other things, the loss of customer or proprietary data, interruptions or delays in our customers’ businesses and damage to our reputation. In addition, the failure or disruption of our systems, communications or utilities could cause us to interrupt or suspend our operations, which could have a material adverse effect on our business and results of operations. In addition, if our employees inadvertently do not adhere to appropriate information security protocols, our protocols are inadequate, or our employees intentionally avoid these protocols, our or our customers’ sensitive information may be released thereby causing significant negative impacts to our reputation and could expose us or our customers to liability.
If our systems, services or other applications have significant defects or errors, are successfully attacked by cyber and other security threats, suffer delivery delays, or otherwise fail to meet our customers’ security expectations, we may:

•	lose revenue due to adverse customer reaction;

•	be required to provide additional services or remediation to a customer at no charge;

•	incur additional costs related to monitoring and increasing our security posture;

•	lose revenue due to the deployment of internal staff for remediation efforts instead of performing billable work;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers;

•
suffer claims by customers or impacted third parties for substantial damages, particularly as a result of any successful network or systems breach and exfiltration of customer and/or third-party information; or

•	lose our ability to perform and pursue classified work and/or experience a suspension of our export privileges.
In addition to any costs resulting from contract performance or required corrective action, these failures may result in increased costs or loss of revenue if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.
The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Additionally, some cyber technologies and techniques that we utilize or develop may raise potential liabilities related to legal compliance, intellectual property and civil liberties, including privacy concerns, which may not be fully insured or indemnified. Our errors and omissions insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and may harm our customer relationships. In certain new business areas, we may not be able to obtain sufficient insurance and may decide not to accept or solicit business in these areas.
As a contractor supporting national security customers, we are also subject to regulatory compliance requirements under the Defense Federal Acquisition Regulations and other federal regulations requiring that our networks and IT systems comply with the security and privacy controls in National Institute of Standards and Technology Special Publication 800-53. Failure to comply with the security control requirements could result in our ineligibility to bid for certain agency contracts.
The strength of our financial capitalization and our credit ratings may impact our borrowing costs, our ability to raise additional capital for future needs, and our competitiveness.
We expect our balance sheet to be capitalized consistent with an investment grade credit profile and expect to execute financial policies consistent with such strategy. However, there is no assurance that our credit ratings will reflect such capitalization or financial policies, as our credit ratings are determined by credit rating agencies from their own independent review, assessment and information sources. Our credit ratings are subject to revision, suspension or withdrawal by one or more rating agencies at any time. Rating agencies may review our credit ratings due to developments that are beyond our control, including as a result of new standards requiring the agencies to reassess rating practices and methodologies.
If adverse changes in our credit ratings were to occur, it could result in higher borrowing costs, may limit our access to capital markets or may negatively impact our financial condition and the market price for our common stock. Any ratings downgrades could negatively impact the perception of us by lenders and other third parties, including our customers. Some of our customer contracts are long-term and mission critical to our customers’ operations, and we believe that our credit ratings may be relied upon to assess our financial strength and our financial wherewithal to perform such critical services. In certain situations, we are required to procure financial surety bonds in order to guarantee our financial performance, and the cost of such surety bonds may increase as a result of adverse changes in our credit ratings.

We may make acquisitions, which could involve inherent risks and uncertainties.
We may make acquisitions, which could involve inherent risks and uncertainties, including:

•	the difficulty in integrating newly acquired businesses and operations in an efficient and effective manner and acclimating the employees to our culture of compliance, integrity and values;

•	the challenge in achieving strategic objectives, cost savings and other anticipated benefits;

•	the potential loss of key employees of the acquired businesses;

•	the potential diversion of senior management’s attention from our operations;

•	the risks associated with integrating financial reporting and internal control systems;

•	the difficulty in expanding IT systems and other business processes to incorporate the acquired businesses;

•	potential future impairments of goodwill associated with the acquired businesses; and

•	in some cases, the potential for increased regulation.
If an acquired business fails to operate as anticipated, cannot be successfully integrated with our existing business, or one or more of the other risks and uncertainties identified occur in connection with our acquisitions, our business, results of operations and financial condition could be adversely affected.
Our ability to pursue strategic acquisitions and partnerships may impact our ability to compete in the markets we serve.
Besides pursuing organic growth, we intend to explore potential strategic acquisitions that could allow us to expand our operations. However, we may be unable to identify attractive candidates or complete acquisitions on terms favorable to us. In addition, our ability to successfully integrate the operations we acquire and leverage these operations to generate revenue and earnings growth may significantly impact future revenue and earnings as well as investor returns. Integrating acquired operations is a significant challenge and there is no assurance that we will be able to manage such integrations successfully. Failure to successfully integrate acquired operations may adversely affect our cost structure, thereby reducing our margins and return on investment.
We have also entered into, and expect to seek to enter into additional strategic partnerships with other industry participants as part of an effort to expand our business. However, we may be unable to identify attractive strategic partnership candidates or complete such partnerships on terms favorable to us. In addition, if we are unable to successfully implement our partnership strategies or our strategic partners do not fulfill their obligations or otherwise do not prove advantageous to our business, our investments in such partnerships and our anticipated business expansion could be adversely affected.
Achieving our growth objectives may prove unsuccessful. We may be unable to identify future attractive acquisitions and strategic partnerships, which may adversely affect our growth. In addition, our ability to consummate or integrate acquisitions or to consummate or implement our strategic partnerships may be materially and adversely affected.
We could suffer losses due to asset impairment charges.
We test our goodwill for impairment during the second quarter of every year, and on an interim date should events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. If the fair value of a reporting unit is revised downward due to declines in business performance or other factors, an impairment could result and a non-cash charge could be required.

We have acquired software and other long-lived intangible assets that are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset, or group of assets, may not be recoverable. If the carrying amount is not recoverable and it exceeds its fair value, a non-cash impairment charge would be recognized.
We also test certain equipment and deferred cost balances associated with contracts when the contract is materially underperforming or is expected to materially underperform in the future, as compared to the original bid model or budget. If the projected cash flows of a particular contract are not adequate to recover the unamortized cost balance of the asset group, the balance is adjusted in the tested period based on the contract’s fair value. Either of these impairments could materially affect our reported net earnings.
We are defendants in pending litigation that may have a material and adverse impact on our profitability.
As noted in “Business of CSRA-Legal Proceedings” and Note 18 to the Combined Financial Statements of the Computer Sciences GS Business, we are currently party to a number of disputes which involve or may involve litigation. We are not able to predict the ultimate outcome of these disputes or the actual impact of these matters on our profitability. If we agree to settle these matters or judgments are secured against us, we may incur liabilities which may have a material and adverse impact on our liquidity and earnings.
We may be exposed to negative publicity and other potential risks if we are unable to maintain effective internal controls over financial reporting.
We will be required under the Sarbanes-Oxley Act of 2002 to prepare a report of management on our internal controls that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the public accounting firm that will be auditing our financial statements will report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of each fiscal year end, we may be exposed to negative publicity. The resulting negative publicity may materially and adversely affect our business and stock price.
Pension costs are dependent on several economic assumptions which if changed may cause our future earnings and cash flow to fluctuate significantly as well as affect the affordability of our products and services.
As a result of the Internal Reorganization, we assumed most obligations under substantially all of CSC’s material U.S. domestic defined benefit pension plans, including various supplemental executive retirement plans and substantial assets and liabilities in respect of pension obligations to current and former CSC employees who are not our current or former employees. The Pension Benefit Guaranty Corporation (“PBGC”) is a federal agency created by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) to protect pension benefits in private-sector defined benefit plans. The PBGC is funded by insurance premiums paid by companies that sponsor defined benefit pension plans. If a defined benefit plan is terminated without sufficient funding to pay all the promised benefits, the PBGC's insurance program pays the promised benefits for the covered plan, up to limits set by law. As part of its risk monitoring practices, the PBGC analyzes long-run loss scenarios associated with corporate spin-offs and other transactions to ensure that covered plans do not incur unreasonable additional risk from such corporate transactions. The PBGC conducted an analysis of our defined benefit pension plans in relation to the Spin-Off.
In connection with the CSRA Transactions, CSRA became the contributing sponsor and administrator of the Computer Sciences Corporation Employee Pension Plan, which was renamed the CSRA Inc. Employee Pension Plan (the “Plan”). On November 25, 2015, CSC and CSRA entered into an agreement (the “PBGC Agreement”) with the PBGC. Under the PBGC Agreement, the PBGC has agreed to close its investigation and CSRA has agreed to contribute to the Plan: (a) $50,000,000 on or before August 31, 2018 (the “First Additional Contingent Payment”), and (b) $50,000,000 on or before the last day of CSRA’s fiscal year 2019 (the “Second Additional Contingent

Payment” and, collectively with the First Additional Contingent Payment, the “Contingent Payments”), in addition to any other contributions required by law, unless certain conditions are met as described below.
CSRA will not be required to contribute the First Additional Contingent Payment if:

(a)	prior to or as of the last day of CSRA’s 2018 fiscal year, CSRA’s consolidated total net leverage ratio as defined in the PBGC Agreement is 2.75 to 1 or lower; or

(b)	at any time prior to August 31, 2018, CSRA has met any two of the following three requirements:
▪a corporate credit rating higher than BB+ from Standards and Poor’s Ratings Services, Inc., or
▪a corporate family rating higher than BA1 from Moody’s Investor Services, Inc. or
▪a corporate credit rating higher than BB+ from Fitch Ratings, Inc.
CSRA will not be required to contribute the Second Additional Contingent Payment if prior to the last day of CSRA’s 2019 fiscal year, CSRA has permanently repaid certain amounts of its indebtedness on the terms set out in the PBGC Agreement.
In the event of certain defaults as set forth in the PBGC Agreement, CSRA’s obligation to make the Contingent Payments becomes fixed and the exceptions described above will no longer apply. CSRA will not be required to contribute any remaining unpaid Contingent Payment if on the last day of calendar years 2017 or 2018, or the last day of CSRA’s 2017, 2018 or 2019 fiscal years, the Plan’s funded status as defined in the PBGC Agreement is equal to or is greater than 80% as calculated by the Plan’s actuary.
We also have obligations to provide certain health care and life insurance benefits to eligible retirees. The impact of these plans on our GAAP earnings may be volatile in that the amount of expense we record for our pension and other postretirement benefit plans may materially change from year to year because those calculations are sensitive to changes in several key economic assumptions that will impact our annual remeasurement “mark-to-market,” or under immediate recognition, accounting results, including interest rates, realized investment returns, and other actuarial assumptions including participant longevity (also known as mortality) estimates. Changes in these factors may also affect our required plan funding, cash flow and stockholders’ equity. In addition, the funding of our plans and recovery of costs on our contracts, as described below, may be subject to changes caused by legislative or regulatory actions. CSC has taken certain actions over the last few years to mitigate the volatility the defined benefit pension plans may have on our earnings and cash flows, including amendments made in 2009 to certain of our defined benefit pension plans to freeze pension accrual benefits, making discretionary contributions from proceeds from the sale of businesses, diversifying our investment asset allocation strategies, and liquidating liabilities via lump sum settlements. In addition, CSC implemented heath care insurance exchanges during fiscal 2015 to improve local medical care and to reduce our costs in providing retiree medical benefits and other post-employment benefits and, where possible, eliminated future financial impact on us from inflation in retiree medical care costs. However, the impact of these actions may be less than anticipated or may be offset by other pension and other postretirement benefits cost increases due to factors such as changes in actuarial assumptions, reduced investment returns, or changes in discount rates.
Changes in our tax rates could affect our future results.
Our future effective tax rates could be affected by changes in the valuation of deferred tax assets and liabilities, or by changes in tax laws or their interpretation. We are subject to the continuous examination of our income tax returns by the U.S. Internal Revenue Service (“IRS”) and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance that the outcomes from these examinations will not have a material adverse effect on our financial condition and operating results.

We may be adversely affected by disruptions in the credit markets, including disruptions that reduce our suppliers’ access to credit.
The credit markets have historically been volatile and therefore it is not possible for us to predict the ability of our suppliers or partners to access short-term financing and other forms of capital. If a disruption in the credit markets were to occur, it could also pose a risk to our business if certain government suppliers are unable to obtain financing to meet payment or delivery obligations to us.
We have substantial indebtedness, and we have the ability to incur significant additional indebtedness, which could adversely affect our business, financial condition and results of operations.
We have substantial indebtedness and we may increase our indebtedness in the future. As of April 3, 2015, after giving effect to the incurrence of estimated indebtedness in connection with the Spin-Off, Special Dividend and Mergers, our pro forma total outstanding indebtedness would have been approximately $3.15 billion.
Our level of indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	increase our cost of borrowing;

•
require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	limit our ability to make material acquisitions or take advantage of business opportunities that may arise, pay cash dividends or repurchase our common stock;

•	expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	place us at a potential disadvantage compared to our competitors that have less debt.
Our ability to make scheduled payments on and to refinance our indebtedness will depend on and be subject to our future financial and operating performance, which in turn is affected by general economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the banking and capital markets. Our business may fail to generate sufficient cash flow from operations or to borrow funds in an amount sufficient to enable us to make payments on our debt, to refinance our debt or to fund our other liquidity needs. If we were unable to make payments on or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as asset sales, equity issuances or negotiations with our lenders to restructure the applicable debt. The terms of debt agreements that we entered into in connection with the Spin-Off and Mergers and market or business conditions may limit our ability to take some or all of these actions. In addition, if we incur additional debt, the related risks described above could be exacerbated.
The agreements governing our indebtedness contain restrictive covenants, which restrict our operational flexibility.
The agreements governing our indebtedness contain restrictions and limitations on our ability to engage in activities that may be in our long-term best interests, including covenants that place limitations on the incurrence of additional indebtedness; the creation of liens; the payment of dividends; sales of assets; fundamental changes, including mergers and acquisitions; loans and investments; negative pledges; transactions with affiliates; restrictions affecting subsidiaries; modification to charter documents in a manner materially adverse to the lenders; changes in fiscal year and limitations on conduct of business.
In addition, certain agreements governing our indebtedness contain financial maintenance covenants requiring, as at the end of, and for, each fiscal quarter of CSRA ending after November 27, 2015, (a) a ratio of consolidated total net debt to consolidated EBITDA not in excess of 4:00:1:00, stepping down to 3.50:1.00 at the end of the first full fiscal quarter ending at least 18 months after November 27, 2015; and (b) a consolidated EBITDA to interest expense ratio of not less than 3.00:1.00. The agreements governing our indebtedness will also contain affirmative covenants and representations and warranties customary for financings of this type.
Events beyond our control could affect our ability to meet these covenants. Our failure to comply with obligations under the agreements governing our indebtedness may result in an event of default under those agreements. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. This could have serious consequences to our financial condition, operating results and business and could cause us to become insolvent or enter bankruptcy proceedings.
We may need to raise additional capital, and we cannot be sure that additional financing will be available.
Subsequent to the Spin-Off, we will need to fund our ongoing working capital, capital expenditure and financing requirements through cash flows from operations and new sources of capital, including additional financing. Our ability to obtain future financing will depend, among other things, on our financial condition and results of operations as well as on the condition of the capital markets or other credit markets at the time we seek financing. Increased volatility and disruptions in the financial markets could make it more difficult and more expensive for us to obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Historically, we have relied on CSC and its credit facilities and its access to capital for our financing needs but, after the Spin-Off, we will not have access to CSC’s credit for our future financings. There can be no assurance that, as a new independent public company, we will have sufficient access to the capital markets on terms that we will we find acceptable.
In the course of providing services to customers, we may inadvertently infringe on the intellectual property rights of others and be exposed to claims for damages and equitable relief.
The solutions we provide to our customers may inadvertently infringe on the intellectual property rights of third parties resulting in claims for damages and equitable relief against us or our customers. Customer agreements can require a solution provider to indemnify the customer for infringement. Under the FAR, the government can require a contractor to indemnify it for infringement. The expense and time of defending against these claims may have a material and adverse impact on our profitability. Additionally, the publicity we may receive as a result of infringing intellectual property rights may damage our reputation and adversely impact our ability to develop new business. We will not be entitled to indemnification from CSC in connection with most intellectual property we license from CSC if the use by us of that intellectual property infringes the rights of third parties, other than certain software and process improvements we license in connection with the annual maintenance fee we will pay to CSC.
Our business may suffer if we cannot continue to enforce the intellectual property rights on which our business depends.
Our business carefully maintains a combination of patents, trade secrets, trademarks, trade names, copyrights and proprietary rights, as well as contractual arrangements, including licenses, to protect our intellectual property. Our intellectual property rights are important to our continued success and our competitive position. See “Business of CSRA—Intellectual Property” for a description of our intellectual property assets. Under the Intellectual Property

Matters Agreement we entered into with CSC, CSC is entitled to enforce certain intellectual property rights licensed to us. If CSC fails to enforce those rights or enforces them in a way that is not advantageous to us, the value to us of that intellectual property may be diminished. Any impairment of our intellectual property, including due to changes in U.S. and worldwide intellectual property laws or the absence of effective legal protections or enforcement measures, could adversely impact our business, financial condition and results of operations.
We have been, and may be in the future, subject to claims of intellectual property infringement, which could require us to change our business practices.
Successful claims that we infringe the intellectual property of others could require us to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. This could require us to change our business practices and limit our ability to compete effectively. Even if we believe that claims of intellectual property infringement are without merit, defending against the claims can be time-consuming and costly and divert management’s attention and resources away from our business.
SRA’s income tax returns are subject to audit in various jurisdictions and its fiscal 2011 U.S. federal income tax returns are currently under audit.
SRA’s income tax returns are subject to review and audit in the United States and other jurisdictions with varying statutes of limitation. SRA has not recognized the benefit of income tax positions that we believe would be more-likely-than-not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges SRA’s tax positions, our effective tax rate on our earnings could increase substantially, and our earnings and cash flows from operations could be materially adversely affected.
Periods for SRA’s fiscal years ended after July 1, 2010 generally remain subject to examination by federal and state tax authorities. In foreign jurisdictions, tax years after 2010 may remain subject to examination by tax authorities. SRA’s consolidated U.S. federal income tax return for the fiscal year ended June 30, 2011 is currently under audit by the IRS. SRA has been notified that the IRS intends to contest a significant deduction taken during that period, which SRA plans to defend vigorously. Nonetheless, if the IRS were to challenge SRA’s prior tax positions and SRA is unsuccessful in defending them, we may be required to pay taxes for prior periods, interest, fines or penalties, and/or be obligated to pay increased taxes in the future, any of which could have a material adverse effect on our business, financial condition, and results of operations.
SRA has obtained insurance for certain taxes, interest, penalties and defense costs attributable to certain deductions taken by SRA that may be contested by the IRS.
Risks Relating to the CSRA Transactions
The recent Spin-Off could result in significant tax liability to CSC and its stockholders.
Among other requirements, completion of the Spin-Off was conditioned on CSC’s receipt of a written opinion from its outside tax advisor regarding the qualification of the Distribution as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.
The opinion of counsel does not address any U.S. state, local or foreign tax consequences of the Spin-Off. The opinion assumed that the Spin-Off was completed according to the terms of the Master Separation and Distribution Agreement and relied on facts as stated in the Master Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, and a number of other documents. In addition, the opinion was based on certain representations as to factual matters from, and certain covenants by, CSC and us. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel is not binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. CSC has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.
If the Distribution were determined not to qualify for tax-free treatment, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in: (1) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of CSC’s current and accumulated earnings and profits; (2) a reduction in the U.S. Holder’s basis (but not below zero) in CSC common stock to the extent the amount received exceeds the stockholder’s share of CSC’s earnings and profits; and (3) a taxable gain from the exchange of CSC common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of CSC’s earnings and profits and the U.S. Holder’s basis in its CSC common stock.
If the Distribution were determined not to qualify for tax-free treatment, then CSC would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution. Under certain circumstances, we could have an indemnification obligation to CSC with respect to tax on any such gain. See below and “The Transactions—Material U.S. Federal Income Tax Consequences of the Spin-Off.”
We could have an indemnification obligation to CSC if the Distribution were determined not to qualify for tax-free treatment, which could materially adversely affect our financial condition.
If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for tax-free treatment under Section 355 of the Code, we could be required to indemnify CSC for the resulting taxes and related expenses. Any such indemnification obligation could materially adversely affect our financial condition.
In addition, Section 355(e) of the Code generally creates a presumption that the Distribution would be taxable to CSC, but not to stockholders, for U.S. federal income tax purposes, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the period beginning two years before the date of the Distribution through two years after the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to CSC due to such a 50% or greater change in ownership of our stock, CSC would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution, and we generally would be required to indemnify CSC for the tax on such gain and related expenses. Any such indemnification obligation could materially adversely affect our financial condition. See “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”
We agreed to numerous restrictions to preserve the tax-free treatment of the Distribution, which may reduce our strategic and operating flexibility.
We agreed in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355(e) of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses, equity issuances or repurchases or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “The CSRA Transactions.”
Our ability to expand our business beyond U.S. federal and certain state and local government customers may be constrained.
Our Intellectual Property Matters Agreement with CSC restricts our ability to use certain intellectual property to sell our services to customers other than our existing customer base (i.e., U.S. federal and certain state and local government customers) for a period after the Distribution. In addition, under our Non-U.S. Agency Agreement, we have appointed CSC as our exclusive agent outside the U.S. with regard to certain non-U.S. customers, subject to some exceptions, for a period after the Distribution and we have agreed not to solicit certain shared state and local government customers for a period after the Distribution. While we have no current plans to expand our existing business in ways that would require us to engage in business beyond the scope of the rights to intellectual property we currently have, we are unable to engage in business activities outside the scope of that license until the expiration of those restrictions unless we develop or acquire new intellectual property. See “Certain Relationships and Related Party Transactions—Agreements with CSC” and “The CSRA Transactions” for more information.
We may be unable to achieve some or all of the benefits that we expect to achieve from the recent Spin-Off.
We believe that, as an independent publicly-traded company, we will be able to, among other things, better focus our financial and operational resources on our specific business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. However, having recently separated from CSC, we may be more susceptible to market fluctuations and other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the recent Spin-Off has required and is expected to continue to require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be adversely affected.
We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company, and we may experience increased costs after the recent Spin-Off.
We have historically operated as part of CSC’s corporate organization, and CSC has provided us with various corporate functions. Following the recent Spin-Off, CSC will have no obligation to provide us with assistance. Accordingly, we will need to provide internally or obtain from unaffiliated third parties the services we previously received from CSC prior to the Spin-Off. These services include IT, tax administration, treasury activities, technical accounting, benefits administration, procurement, legal and ethics and compliance program administration, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we received from CSC. Because our business has historically operated as part of the wider CSC organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. As part of CSC, we benefited from CSC’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining goods and services, our business, financial condition and results of operations may be adversely affected.
We have limited recent operating history as an independent publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly traded company and may not be a reliable indicator of our future results.
We derived the Computer Sciences GS historical financial information included in this prospectus from CSC’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent publicly-traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

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Prior to the Spin-Off, we operated as part of CSC’s broader corporate organization and CSC performed various corporate functions for us, including IT, tax administration, treasury activities, technical accounting, benefits administration, procurement, legal and ethics and compliance program administration. Our historical financial information reflects allocations of corporate expenses from CSC for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company.

•	We recently entered into agreements with CSC that did not exist prior to the Spin-Off, which will cause us to incur new costs. See “The CSRA Transactions.”

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Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from CSC, including changes in our cost structure, personnel needs, tax profile, financing and business operations. As part of CSC, we enjoyed certain benefits from CSC’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of CSC prior to the Spin-Off.

Following the recent Spin-Off, we are also responsible for the additional costs associated with being an independent publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. Therefore, our financial statements may not be indicative of our future performance as an independent publicly-traded company. While we have been profitable as part of CSC, we cannot assure you that our profits will continue at a similar level as an independent publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Combined Financial Data for Computer Sciences GS,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Computer Sciences GS” and our historical financial statements and the notes thereto included elsewhere in this prospectus.
Our and SRA’s historical and pro forma financial data are not necessarily representative of the results the combined company would have achieved and may not be a reliable indicator of the combined company’s future results.
Our and SRA’s historical and pro forma financial data included in this prospectus may not reflect what our or SRA’s results of operations and financial position would have been had we been a combined company, and publicly traded, during the periods presented, or what the combined company’s results of operations, financial condition and cash flows will be in the future. In addition, the pro forma financial data we have included in this prospectus are based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a combined company and may not be a reliable indicator of what our financial condition or results of operations actually may be in the future.
We may have been able to receive better terms from unaffiliated third parties than the terms we received in our agreements with CSC that are based on the costs historically allocated to us by CSC.
We entered into agreements with CSC related to our separation from CSC, including the Master Separation and Distribution Agreement, Tax Matters Agreement, Employee Matters Agreement, Intellectual Property Matters Agreement, Real Estate Matters Agreement and Non-U.S. Agency Agreement and any other agreements, while we were still part of CSC that are based on the costs historically allocated to us by CSC. Accordingly, these agreements may not reflect terms that would have resulted from arms-length negotiations among unaffiliated third parties. Among other things, pursuant to the Intellectual Property Matters Agreement, CSC retained ownership of all proprietary intellectual property (other than certain restricted intellectual property developed by us, which CSC assigned to us) and licensed certain rights we require for use solely in connection with U.S. federal and certain U.S. state and local government customers, on a perpetual, royalty-free, non-assignable basis. In addition, an annual net maintenance fee will be due to CSC of $30 million for each of the five years following the Distribution plus certain additional maintenance fees if we exceed certain revenue thresholds in order to receive certain maintenance services including the right to updates, patches and new versions that are made generally available to CSC customers during that period that relate to the software products and workflow and design methodologies that are covered by the license. Under U.S. federal government cost accounting rules, it is possible that a portion of the annual maintenance fee we will pay to CSC may not be an allowable and/or allocable cost. The terms of these agreements relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between CSC and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions.”
Certain of our directors and officers may have actual or potential conflicts of interest because of their previous or continuing positions at CSC.
Because of their current or former positions with CSC, certain of our directors and officers own CSC common stock and equity awards. Even though our Board of Directors consists of a majority of directors who are independent, some of our directors continue to have a financial interest in CSC common stock and equity awards. In addition, Mr. Lawrie, who is Chairman of our Board, continues to serve on the board of directors of CSC and as its Chief Executive Officer. Continuing ownership of CSC common stock and equity awards, or service as a director at both companies could create, or appear to create, potential conflicts of interest if we have disagreements with CSC about the contracts between us that continue or face decisions that could have different implications for us and CSC.
The integration of the Computer Sciences GS Business with the SRA business following the recent CSRA Transactions may present significant challenges.
Following the recent Mergers, we have significantly more sales, assets and employees than the Computer Sciences GS Business had prior to the consummation of the Mergers.  Our management will be required to devote a significant amount of time and attention to the process of integrating the operations of Computer Sciences GS and SRA.  A significant degree of difficulty and management involvement is inherent in that process.  These difficulties include, but are not limited to:

•	the challenge of integrating the Computer Sciences GS and SRA businesses and carrying on the ongoing operations of each business;

•	the challenge of integrating the business cultures of each company;

•	the challenge of creating uniform standards, controls, procedures and policies and controlling the costs associated with these matters;

•	the challenge and costs of integrating the IT, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems and processes of each company; and

•	the potential difficulty in retaining key employees and sales personnel of Computer Sciences GS and SRA.
The difficulty and management involvement, including the factors described above, may be more challenging because they come as CSRA is operating as an independent company for the first time. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the businesses of CSRA, including SRA, and may require us to incur substantial out-of-pocket costs. Members of our senior management may be required to devote considerable amounts of time and attention to this integration process, which will decrease the time they will have to manage our businesses, service existing customers, attract new customers and develop new services or strategies. If senior management is not able to effectively manage the integration process, or if any significant business activities, including activities associated with the establishment of CSRA as an independent company, are interrupted as a result of the integration process, the businesses of CSRA, including SRA, could suffer. We cannot assure you that CSRA will successfully or cost-effectively integrate the Computer Sciences GS Business and SRA business. The failure to do so could have a material adverse effect on the financial condition and results of operations of CSRA.

Risks Relating to Our Common Stock and the Securities Market
No market for our common stock existed prior to the Spin-Off and an active trading market may not develop or be sustained. Our stock price may fluctuate significantly.
There was no public market for our common stock prior to the Spin-Off. A limited trading market for CSRA common stock, commonly known as a “when-issued” trading market, began two trading days prior to the record date for the Distribution, and “regular-way” trading of CSRA common stock began on the first trading day after the Distribution. Accordingly, an established active trading market for our common stock may not develop or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.
We cannot predict the prices at which our common stock may trade. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the IT services industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.
Furthermore, our business profile and market capitalization may not fit the investment objectives of some CSC stockholders and, as a result, these CSC stockholders may sell their shares of our common stock. See “Substantial sales of our common stock may occur in connection with the recent Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the recent Spin-Off, which could cause our stock price to decline.
CSC stockholders who received shares of our common stock in the Distribution generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant CSC stockholder to sell our common stock, it is likely that some CSC stockholders, possibly including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives or, in the case of index funds, we are not a participant in the index in which they are investing. This prospectus relates to the offer and sale from time to time of up to 24,803,450 shares of CSRA common stock by the selling stockholders identified in this prospectus, subject to the terms of the Registration Rights Agreement. These shares are also eligible for resale in the public market without registration subject to volume, manner of sale and holding period limitations under Rule 144 under the Securities Act. The sales of significant amounts of our common stock or the perception in the market that this will occur may decrease the market price of our common stock.
We cannot assure you that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.
On November 30, 2015, CSRA announced that its Board had declared a first quarterly cash dividend of $0.10 per share. This dividend will be paid on January 26, 2016 to CSRA stockholders of record at the close of business on January 5, 2016. We currently anticipate continuing to pay quarterly cash dividends on our common stock. Notwithstanding the current expectations for CSRA’s dividend policy, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. For more information, see “Dividend Policy.” There can be no assurance that we will continue to pay any dividend, and there can be no assurance that, in the future, the combined annual dividends paid on CSC common stock, if any, and our common stock, if any, will equal the annual dividends on CSC common stock prior to the Spin-Off.
Your percentage ownership in CSRA may be diluted in the future.
Your percentage ownership in CSRA may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to completion of the Spin-Off, we expect to approve an incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.
Provisions in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and of Nevada law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.
Several provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Nevada law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These include provisions that:

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permit us to issue blank check preferred stock as more fully described under “Description of Our Capital Stock-Antitakeover Effects of Various Provisions of Nevada Law and Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws”;

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preclude stockholders from calling special meetings except where such special meetings are requested by stockholders representing 75% of the capital stock entitled to vote. Our Amended and Restated Bylaws prevent stockholder action by written consent for the election of directors and require the written consent of 90% of the capital stock entitled to vote for any other stockholder actions by written consent; and

•	limit our ability to enter into business combination transactions with certain stockholders.
These and other provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Nevada law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of CSRA, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock-Anti-Takeover Effects of Various Provisions of Nevada Law and Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws” for more information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
All statements and assumptions contained in this prospectus and in the documents attached or incorporated by reference that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements represent our current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved.
Forward-looking information contained in these statements includes, among other things, statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies or synergies, competitive position, growth opportunities, plans and objectives of management and other matters. Such statements are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the results described in such statements. These factors include without limitation those set forth under “Risk Factors.”
Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to:

•	reduced spending levels and changing budget priorities of our largest customer, the United States federal government;

•	failure of our customers to fund a contract or exercise options to extend contracts, or our inability to successfully execute awarded contracts;

•	failure to convert our backlog into revenue and the timing of our receipt of revenue under contracts included in backlog;

•	changes in estimates used in recognizing revenue;

•	our ability to generate revenue under certain of our contracts;

•	our ability to successfully implement our growth strategy;

•	future spending cuts to civil and defense programs as a result of sequestration, government shutdowns, or other budget constraints;

•	failure to maintain strong relationships with government entities and agencies and other contractors and subcontractors;

•	limitations as a result of our substantial indebtedness which could adversely affect our financial health, operational flexibility, and strategic plans;

•	failure to generate cash sufficient to pay the principal of, interest on, or other amounts due on our debt;

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failure to comply with complex laws and regulations, including, but not limited to, the False Claims Act, the Federal Acquisition Regulation, or FAR, the Defense Federal Acquisition Regulation Supplement, and the U.S. Government Cost Accounting Standards;

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possible delays or overturning of our government contract awards due to bid protests, loss of contract revenue, or diminished opportunities based on the existence of organizational conflicts of interest or failure to perform by other companies on which we depend to deliver products and services;

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security threats, attacks, or other disruptions to our information infrastructure, or failure to comply with complex network security, data privacy or legal and contractual obligations, or the failure to protect sensitive information;

•	inability or failure to adequately protect our proprietary information or intellectual property rights or violation of third-party intellectual rights;

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potential for significant economic or personal liabilities resulting from failures, errors, delays, or defects associated with products, services, and systems we supply, including risks associated with work performed through joint venture arrangements;

•	adverse changes in federal government practices;

•	pricing pressure on new work, reduced profitability, or loss of market share due to intense competition and commoditization of services we offer;

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adverse results of audits and investigations conducted by the Defense Contract Audit Agency, Internal Revenue Service, or IRS, or any of the Inspectors General for various agencies with which we contract, including, without limitation, any determination that our purchasing, property, estimating, cost accounting, labor, billing, compensation, management information systems, or contractor internal control systems are deficient;

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adverse determinations of any tax authority successfully challenging our operational structure, transfer pricing policies, or the taxable presence of our remaining subsidiaries in certain countries, or a finding against us in a material tax dispute, could increase our effective tax rate on our earnings and materially decrease earnings and negatively affect cash flows from operations;

•	changes in the mix of our contracts and difficulties accurately estimating contract costs and contract performance requirements;

•	failure to collect, or delays in the collection of, our receivables;

•	failure of any government audit or compliance requirement including any failure to comply with laws and regulations applicable to government services providers;

•	possible impairment of goodwill, trade names, and other assets as a result of customer budget pressures and reduced U.S. federal government spending;

•	challenges attracting and retaining key personnel or high-quality employees, particularly those with security clearances;

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failure to manage acquisitions or divestitures successfully, including identifying, evaluating, and valuing acquisition targets, integrating acquired companies, businesses or assets, losses associated with divestitures, and the inability to effect divestitures at attractive prices and on a desired timeline;

•	possible future losses that exceed our insurance coverage; and

•	pending litigation and any resulting expenses, payments, or sanctions, including, but not limited to, penalties, compensatory damages, or suspension or debarment from future government contracting.
Forward-looking statements in this prospectus speak only as of the date of this prospectus, and forward-looking statements in documents attached or incorporated by reference speak only as to the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS
We are registering these shares of common stock for resale by the selling stockholders. We will not receive any proceeds from the sale of the shares offered by this prospectus. The net proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders.

DIVIDEND POLICY

On November 30, 2015, CSRA announced that its Board had declared a first quarterly cash dividend of $0.10 per share. This dividend will be paid on January 26, 2016 to CSRA stockholders of record at the close of business on January 5, 2016. We currently anticipate continuing to pay quarterly cash dividends on our common stock. Notwithstanding the current expectations for CSRA’s dividend policy, the timing, declaration, amount and payment of any future dividends to our stockholders will fall within the discretion of our Board and will depend on many factors, including our financial condition, results of operations and capital requirements, legal requirements, regulatory constraints, industry practice and other business considerations that our Board deems relevant from time to time. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may restrict the payments of dividends. There can be no assurance that we will continue to pay any dividend. See also “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.”

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the NYSE under the symbol “CSRA.” Our common stock started “regular-way” trading on the NYSE on November 30, 2015, following the completion of the CSRA Transactions. Prior to November 30, 2015, there was no public market for our common stock. Our common stock was traded on a “when-issued” basis starting on November 16, 2015. The following table sets forth, for the periods indicated, the high and low closing prices of our shares as reported by the NYSE since November 30, 2015, the date that our common stock began “regular-way” trading on the NYSE.

	High	Low

Third Quarter (from November 30, 2015 through December 22, 2015)	$31.51	$26.67

On December 22, 2015, the closing price as reported on the NYSE of our shares was $27.08 per share. As of December 7, 2015, we had 5,723 holders of record of our shares.

THE CSRA TRANSACTIONS
Overview
On November 27, 2015, CSRA became an independent company through consummation of the spin-off by Computer Sciences Corporation (“CSC”) of its U.S. public sector business. Prior to CSC’s distribution of the shares of CSRA common stock to CSC stockholders, CSC undertook a series of internal transactions, following which CSRA held the businesses constituting CSC’s North American Public Sector segment, as described in CSC’s Annual Report on Form 10-K for the year ended April 3, 2015, which we refer to as the “Computer Sciences GS Business.” We refer to this series of internal transactions as the “Internal Reorganization.” We refer to CSC’s distribution of the shares of CSRA common stock to CSC’s stockholders as the “Distribution” and to the Internal Reorganization and the Distribution collectively as the “Spin-Off.”
Promptly following the Distribution, holders of CSC common stock who were entitled to receive shares of CSRA in the Distribution also received a special dividend totaling approximately $10.50 per share in the aggregate in cash (of which $8.25 per share was paid by us and $2.25 per share was paid by CSC) (the “Special Dividend”). The portion of the Special Dividend paid by CSC was funded by a note payable to CSC that we repaid with the incurrence of additional indebtedness as described in “Management’s Discussion and Analysis of Financial Condition—Liquidity and Capital Resources” and “Description of Material Indebtedness.”

On November 30, 2015, CSRA completed its previously announced combination with SRA, pursuant to the Agreement and Plan of Merger, dated as of August 31, 2015, by and among CSRA, CSC, SRA Companies, Inc. (“SRA Parent”), SRA, an indirect wholly-owned subsidiary of SRA Parent, Star First Merger Sub Inc., a wholly-owned subsidiary of CSRA, Star Second Merger Sub LLC, a wholly-owned subsidiary of CSRA, and certain stockholders of SRA Parent (the “Merger Agreement”).

In accordance with the terms of the Merger Agreement Star First Merger Sub Inc. merged with and into SRA Parent (the “First Merger”), with SRA Parent surviving the First Merger. Immediately after the First Merger, SRA Parent merged with and into Star Second Merger Sub LLC (the “Second Merger” and, together with the First Merger, the “Mergers”), with Star Second Merger Sub LLC surviving the Second Merger.
On November 30, 2015, we issued a joint press release with CSC announcing the completion of the Spin-Off and our combination with SRA, and we announced that our Board had declared a quarterly cash dividend of $0.10 per share. The Board also authorized a share repurchase program (the “Share Repurchase Program”), pursuant to which we may, from time to time, purchase shares of our common stock for an aggregate purchase price not to exceed $400 million. The share repurchases may be executed through various means, including, without limitation, open market transactions, privately negotiated transactions or otherwise. The Share Repurchase Program does not obligate us to purchase any shares, and expires in three years. The authorization for the Share Repurchase Program may be terminated, increased or decreased by our Board in its discretion at any time.
The material agreements described below have been filed as exhibits to the registration statement of which this prospectus forms a part, and the summaries below set forth the terms of the agreements that CSRA believes are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements.
Master Separation and Distribution Agreement
On November 27, 2015, we entered into a Master Separation and Distribution Agreement with CSC. The Master Separation and Distribution Agreement set forth our agreements with CSC regarding the principal actions to be taken in connection with the recent Spin-Off, and also set forth other agreements that govern aspects of our relationship with CSC following the Spin-Off, which include:
Non-competition. The Master Separation and Distribution Agreement provides that CSC and we will be restricted from engaging in certain business activities in certain areas of the U.S. state and local government field and CSC will be restricted from engaging in business activities in the U.S. federal government field for a period of two years after the Distribution.
Indemnification. We and CSC each agreed to indemnify the other and certain affiliates and related persons against certain liabilities incurred in connection with the Spin-Off and our and CSC’s respective businesses. These indemnities are principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of CSC’s business with CSC. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to (1) the failure to pay, perform or otherwise discharge any of the liabilities or alleged liabilities each such party assumed or retained pursuant to the Master Separation and Distribution Agreement and (2) any breach by such party of the Master Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims must be made thereunder. The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Master Separation and Distribution Agreement also specifies procedures regarding claims subject to indemnification.
Tax Matters Agreement
In connection with the Spin-Off, on November 27, 2015, CSRA entered into a Tax Matters Agreement with CSC that governs the respective rights, responsibilities and obligations of CSC and us with respect to all tax matters and includes restrictions designed to preserve the tax-free status of the Distribution. As a former subsidiary of CSC, we continue to have several liability to the IRS for the full amount of the consolidated U.S. federal income taxes of the CSC consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement specifies the portion, if any, of this tax liability for which we will bear responsibility, and we have agreed to indemnify CSC against the amounts for which we are responsible and CSC has agreed to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement also provides special rules for allocating tax liabilities in the event that the Spin-Off is not tax-free. The Tax Matters Agreement provides for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. For example, unless we (or CSC, as applicable) were to receive a private letter ruling from the IRS or an unqualified opinion from a nationally recognized tax advisor, or CSC were to grant us a waiver, we would be restricted until two years after the Spin-Off was consummated from entering into transactions that would result in an ownership shift in CSRA of 30% or more (measured by vote or value) or divestitures of certain businesses that could impact the tax-free nature of the Spin-Off. Pursuant to the Tax Matters Agreement, we agreed to indemnify CSC for any tax liabilities resulting from a breach of such covenants or certain other actions. Though valid as between the parties, the Tax Matters Agreement is not binding on the IRS.
Employee Matters Agreement
We entered into an Employee Matters Agreement with CSC that addresses employment, compensation and benefit matters, including provisions relating to the transfer to us of U.S. defined benefit plans formerly administered by CSC. The Employee Matters Agreement addresses the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which our employees participated prior to the Distribution.
Real Estate Matters Agreement
In connection with the Spin-Off, CSRA entered into a Real Estate Matters Agreement with CSC that governs the respective rights and responsibilities between us and CSC following the Spin-Off with respect to real property used by us that is not owned by us or leased directly from a third party, including the allocation of space within shared facilities and the allocation of standalone facilities between us and CSC. Pursuant to the Real Estate Matters Agreement, CSC transferred to us ownership of certain real property in Daleville, Alabama and in Falls Church, Virginia and we entered into lease or sublease agreements with CSC for space in shared facilities in Falls Church, Virginia, El Segundo, California, Sterling, Virginia and Hanover, Maryland and assumed over 90 lease obligations from CSC at locations used by us. See “Business of CSRA—Properties.”
Intellectual Property Matters Agreement
In connection with the Spin-Off, CSRA entered into an Intellectual Property Matters Agreement with CSC that governs the respective rights and responsibilities between us and CSC with respect to intellectual property owned or used by each of us. Pursuant to the Master Separation and Distribution Agreement and the Intellectual Property Matters Agreement, CSC retained ownership of all proprietary intellectual property owned by CSC at the time of the Distribution and used by us (other than intellectual property licensed from third party vendors for use in our business and certain restricted intellectual property developed by us that CSC assigned to us). Pursuant to the Intellectual Property Matters Agreement, CSC granted us a perpetual, royalty-free, non-assignable license to certain know-how owned by CSC that we used to run our business prior to the Spin-Off. In addition, CSC granted us a perpetual, royalty-free, non-assignable license to certain software products, trademarks and workflow and design methodologies. The licenses granted to us are restricted to use solely in connection with U.S. federal and certain U.S. state and local government customers. In addition, any improvements we make to such intellectual property or derivative works of such intellectual property that we develop will be assigned to CSC and licensed back to us subject to the same limitations on use. In addition, pursuant to the Intellectual Property Matters Agreement we will pay CSC an annual net maintenance fee of $30 million per year for each of the five years following the Distribution in exchange for maintenance services including the right to updates, patches and new versions of certain products that are made generally available to CSC customers during that period that relate to the software products and workflow and design methodologies that are covered by the license. In addition, we will pay CSC additional maintenance fees if our total consolidated revenue exceeds $7.0 billion in any fiscal year during the initial five year term or if our revenue from cloud computing solutions exceeds $600 million in any fiscal year during the initial five year term. Additional maintenance fees will consist of 0.5% of total consolidated revenues in excess of $7.0 billion in any such fiscal year and 5% of revenues from cloud computing solutions in excess of $600 million in any such fiscal year. We may elect to extend the maintenance term for up to one additional period of five years. Any fees applicable during such extension period will be agreed in advance between CSC and us prior to such time. Under U.S. federal government cost accounting rules, it is possible that a portion of the annual maintenance fee we will pay to CSC may not be an allowable and/or allocable cost. Pursuant to the Intellectual Property Matters Agreement, we have granted CSC a non-exclusive, perpetual, royalty-free, fully paid-up, non-assignable license to any intellectual property acquired or developed by us within six months following the Spin-Off, including all intellectual property rights of SRA Parent and its direct and indirect subsidiaries for CSC’s use, which license shall be limited to use outside our field of U.S. federal and certain state and local government customers during the first five years following the Distribution.
Non-U.S. Agency Agreement
In connection with the Spin-Off, we entered into a Non-U.S. Agency Agreement with CSC pursuant to which we appointed, for a period of five years, CSC as our exclusive agent outside the U.S. for certain non-U.S. government customers subject to certain exceptions for U.S. federal government contracts in support of non-U.S. government customers or U.S. federal government sponsored or financed military sales. Under the Non-U.S. Agency Agreement, CSC agreed to refer to us certain opportunities outside the U.S. that CSC determines, in its sole discretion, would be within our core competency and better handled by us than by CSC or anyone else.
Registration Rights Agreement
In connection with the Mergers, we entered into the Registration Rights Agreement pursuant to which CSRA granted certain registration rights to the selling stockholders. This prospectus is part of a shelf registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell the shares described in this prospectus in one or more offerings. Among other things, the Registration Rights Agreement required CSRA to file the shelf registration statement promptly following the Mergers and provides the selling stockholders certain “demand” registration rights and customary “piggyback” registration rights.
Nomination Agreement
In connection with the Mergers, CSRA and Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. (together, “Providence”) entered into an agreement pursuant to which, following the Mergers, Providence will have the right to designate for nomination one individual, subject to review and approval of such individual’s nomination by the board of directors of CSRA in accordance with its regular corporate governance procedures, to serve on the board of directors of CSRA so long as Providence, together with any investment funds that are controlled affiliates of Providence Equity Partners L.L.C. (“PEP”), holds at least 5% of the outstanding common stock of CSRA. Providence has not indicated whether it expects to exercise its rights under the nomination agreement.

CAPITALIZATION
The following table sets forth the cash and capitalization as of October 2, 2015, on a historical as-adjusted basis to give effect to the Spin-Off and the transactions of the Computer Sciences GS Business related to the Spin-Off and the Mergers, as if they occurred on October 2, 2015. The historical combined balance sheet data presented in the capitalization table as of October 2, 2015 for Computer Sciences GS and September 30, 2015 for SRA set forth below are derived from the unaudited Combined Condensed Financial Statements and the Consolidated Financial Statements, respectively, included in this prospectus. The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting, with Computer Sciences GS treated as the “acquirer” of SRA for accounting purposes. The effect of the Mergers presented below include the impact of preliminary purchase accounting adjustments. The pro forma information presented below is derived from the “Unaudited Pro Forma Combined Financial Statements” included elsewhere in this prospectus. In addition, you should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Computer Sciences GS” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SRA” and the financial statements and accompanying notes included elsewhere in this prospectus.

Pro Forma CSRA Inc.
	Historical Computer Sciences GS October 2, 2015	Effect of Spin-Off	Pro Forma for Spin-Off Only	Historical SRA September 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
	(in millions)
Cash	$10	$290	$300	$70	$(40)	$330
Capitalization:
Liabilities
Long-term debt	—	1,500	1,500	1,060	440	3,000
Current lease liability	19	—	19	—	—	19
Noncurrent lease liability	132	—	132	—	—	132
Total debt	$151	$1,500	$1,651	$1,060	$440	$3,151

Equity:
Common stock (par value $0.0001)	$—	$—	$—	$—	$—	$—
Additional paid in capital	—	(628)	(628)	528	249	149
Parent company investment	862	(862)	—	—	—	—
Accumulated other comprehensive (loss) income	(2)	32	30	(4)	4	30
Accumulated deficit	—	—	—	(386)	386	—
Noncontrolling interests	28	—	28	—	—	28
Total equity	$888	$(1,458)	$(570)	$138	$639	$207
Total capitalization	$1,039	$42	$1,081	$1,198	$1,079	$3,358

SELECTED HISTORICAL COMBINED FINANCIAL DATA FOR COMPUTER SCIENCES GS
The following table presents our selected historical combined financial data. The selected historical combined condensed statement of operations data for each of the six months ended October 2, 2015 and October 3, 2014 and the selected historical combined condensed balance sheet data as of October 2, 2015 are derived from our unaudited Combined Condensed Financial Statements included in this prospectus. The selected historical combined condensed balance sheet data as of October 3, 2014 are derived from our unaudited Combined Condensed Financial Statements that are not included in this prospectus. The selected historical combined statement of operations data for each of the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 and the selected historical combined balance sheet data as of April 3, 2015 and March 28, 2014 set forth below are derived from our audited Combined Financial Statements included in this prospectus. The selected historical combined statement of operations data for the twelve months ended March 30, 2012 and April 1, 2011 and the selected historical combined balance sheet data as of March 29, 2013, March 30, 2012 and April 1, 2011 are derived from our unaudited Combined Financial Statements that are not included in this prospectus.
The selected historical combined financial data include certain expenses of CSC that were allocated to us for certain corporate functions, including IT, research and development, finance, legal, insurance, compliance and human resources activities. These costs may not be representative of the future costs we will incur as an independent, publicly-traded company. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation and distribution from CSC, including changes in our cost structure, personnel needs, tax profile, capital structure, financing and business operations. Our Combined Financial Statements also do not reflect the assignment of certain assets and liabilities between us and CSC as reflected under “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this prospectus. Consequently, the financial information included here may not necessarily reflect what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented. Accordingly, these historical results should not be relied upon as an indicator of our future performance.
For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Computer Sciences GS,” the “Unaudited Pro Forma Condensed Combined Financial Statements” and accompanying notes and Combined Financial Statements and accompanying notes included elsewhere in this prospectus.
Historical basic and diluted earnings per share are not presented because our financial information has been prepared on a combined basis.

	As of
Dollars in millions	October 2, 2015	October 3, 2014	April 3, 2015	March 28, 2014	March 29, 2013	March 30, 2012	April 1, 2011
Total assets	$1,913	$2,149	$2,161	$2,216	$2,513	$2,750	$3,394
Debt
Capital lease liability, current	19	23	21	30	40	45	39
Capital lease liability, long-term	132	131	130	139	129	153	168
Total debt	151	154	151	169	169	198	207
Parent equity	$888	$1,132	$1,095	$1,159	$1,408	$1,510	$2,196
Debt to total capitalization	14.5%	12.0%	12.1%	12.7%	10.7%	11.6%	8.6%

	Six Months Ended		Twelve Months Ended
Dollars in millions	October 2, 2015	October 3, 2014	April 3, 2015	March 28, 2014	March 29, 2013	March 30, 2012	April 1, 2011
Revenues	$1,928	$2,070	$4,070	$4,103	$4,676	$4,878	$5,046
Costs of services (excludes depreciation and amortization, and settlement charge)	1,532	1,655	3,282	3,347	3,866	4,201	4,242
Costs of services—settlement charge (excludes amount charged to revenue $42)(a)	—	—	—	—	—	227	—

Income from continuing operations before taxes	198	238	429	401	431	41	399
Taxes on income	78	88	161	147	162	15	150
Income from continuing operations, net of taxes	120	150	268	254	269	26	249
(Loss) income from discontinued operations, net of taxes	—	(2)	(2)	65	30	25	39
Less: noncontrolling interests	(9)	(9)	(14)	(23)	(18)	(16)	(20)
Net income attributable to Parent	$111	139	$252	$296	$281	$35	$268

(a)	Fiscal 2012 settlement charge related to the contract settlement with the U.S. federal government.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR SRA
The following table sets forth selected historical consolidated financial and operating data for SRA’s business. SRA was acquired on July 20, 2011 by private equity investment funds sponsored by Providence Equity Partners L.L.C. (the “Acquisition”). The selected consolidated financial and operating data are presented for two periods: Predecessor and Successor, which relate to the period from July 1, 2011 to July 20, 2011 and all periods preceding July 1, 2011 (preceding the Acquisition) and the period July 21, 2011 to June 30, 2012 and all periods subsequent to June 30, 2012 (succeeding the Acquisition), respectively. The successor period presents condensed consolidated financial and operating data for the three months ended September 30, 2015 and 2014, respectively, and the consolidated financial and operating data for the fiscal years ended June 30, 2015, 2014, 2013, and the period July 21, 2011 through June 30, 2012, respectively.

SRA sold the airport operations solutions component of Era Systems, or Era, in the second quarter of fiscal 2011 and Era’s foreign air traffic management and military and security component in the second quarter of fiscal 2012. SRA also sold the Global Clinical Development, or GCD, business in the first quarter of fiscal 2012. In connection with the sale transactions, SRA agreed to certain customary indemnification obligations. The general indemnification periods have expired; however, fraud and tax indemnifications last longer. All financial data presented below are from continuing operations (unless otherwise noted) and reflect the presentation of Era and GCD as discontinued operations.

The selected financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SRA” and the historical consolidated financial statements and accompanying notes.

	Predecessor		Successor
	Fiscal Year Ended June 30, 2011	July 1, 2011 through July 20, 2011	July 21, 2011 through June 30, 2012	Fiscal Year Ended June 30,			Three Months Ended September 30,
Dollars in thousands				2013	2014	2015	2014	2015
Statement of Operations
Revenue	$1,704,991	$99,308	$1,575,872	$1,507,722	$1,386,363	$1,389,214	$338,614	$351,006
Operating costs and expenses
Cost of services	1,283,878	78,550	1,191,256	1,140,014	1,060,407	1,059,298	255,763	269,849
Selling, general and administrative	242,976	13,721	215,369	198,338	181,937	175,499	44,929	47,707
Depreciation and amortization of property and equipment	15,432	837	14,186	12,199	9,194	8,144	2,076	1,982
Amortization of intangible assets	8,551	442	91,551	88,147	72,711	58,514	14,772	11,068
Transaction costs (1)	8,373	68,069	699	—	—	—	—	—
Impairment of goodwill and other assets	—	—	—	345,753	—	—	—	—
Gain on the sale of a portion of the Health & Civil business	—	—	—	—	(1,564)	—	—	—
Total operating costs and expenses	1,559,210	161,619	1,513,061	1,784,451	1,322,685	1,301,455	317,540	330,606
Operating income (loss)	145,781	(62,311)	62,811	(276,729)	63,678	87,759	21,074	20,400
Interest expense	(859)	(19)	(101,715)	(100,777)	(104,191)	(106,812)	(27,274)	(26,950)
Interest income	741	13	85	43	65	38	14	15
Income (loss) from continuing operations before income taxes	145,663	(62,317)	(38,819)	(377,463)	(40,448)	(19,015)	(6,186)	(6,535)
Provision for (benefit from) income taxes	53,991	(18,462)	(14,768)	(60,169)	(16,286)	(7,071)	(2,028)	(2,593)
Income (loss) from continuing operations	$91,672	$(43,855)	$(24,051)	$(317,294)	$(24,162)	$(11,944)	$(4,158)	$(3,942)
Balance Sheet Data (as of period end):
Cash and cash equivalents	$171,758	$213,545	$3,647	$5,050	$108,840	$96,009	$118,442	$68,822
Working capital (2)	313,418	315,581	100,531	96,817	75,980	72,465	89,306	83,828
Total assets (3)	1,133,448	1,179,063	2,088,306	1,626,953	1,576,056	1,563,283	1,563,611	1,552,584
Long-term debt	—	—	1,127,521	1,108,667	1,047,927	1,060,160	1,048,838	1,060,465
Total stockholders’ equity	861,043	846,039	475,848	161,169	140,648	138,326	140,379	137,540

(1)
Transaction costs include legal, accounting and other expenses, including accelerated stock compensation expense, incurred in connection with SRA’s acquisition by private equity investment funds sponsored by Providence.

(2)	Working Capital is defined as total current assets (excluding current assets of discontinued operations) minus total current liabilities (excluding current liabilities of discontinued operations).
(3)	Total assets exclude current assets of discontinued operations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF COMBINED COMPANY
(Amounts in millions, except per share data)
The following unaudited Pro Forma Condensed Combined Statement of Operations and Condensed Combined Balance Sheet are derived from the Computer Sciences GS Business historical audited Combined Financial Statements and unaudited Combined Condensed Financial Statements and the SRA Consolidated Financial Statements and unaudited Condensed Consolidated Financial Statements, prepared in accordance with GAAP, which are included elsewhere in this prospectus.
The following unaudited Pro Forma Condensed Combined Statements of Operations and Condensed Combined Balance Sheet give effect to the Spin-Off and Mergers, including:

•	$3,000 of debt, composed of $1,500 of Spin-Off related debt and $1,500 of debt related to the Mergers;

•
the pro rata distribution of 100% of the total number of shares of outstanding CSRA common stock to CSC stockholders, which following consummation of the Mergers constituted approximately 84.68% of the total number of shares of CSRA common stock outstanding;

•
net pension and post-retirement benefit obligations related to substantially all of CSC’s U.S. defined benefit pension and other postretirement benefit plans that we assumed prior to the Spin-Off; these were not included in the Computer Sciences GS Business’s historical Combined Financial Statements included elsewhere in this prospectus;

•
the 3170 Fairview Park Drive building and building improvement assets that we assumed prior to the Spin-Off; these were not included in the Computer Sciences GS Business’s historical Combined Financial Statements included elsewhere in this prospectus;

•
the payment in cash promptly following the Distribution of approximately $1,150 for our portion of the Special Dividend and $350 for repayment of a note payable to CSC, which was used by CSC to fund the remainder of the Special Dividend;

•	the payment by us of an annual maintenance fee of $30 to CSC for maintenance and support of certain software and other intellectual property under the Intellectual Property Matters Agreement;

•
the payment of $390 in cash and pro rata distribution to SRA Parent common stockholders of 15.32% of the total number of shares of CSRA common stock outstanding after the effective time of the First Merger;

•	the repayment of $1,060 of debt financing assumed with the Mergers; and

•	the preliminary purchase price allocation for the Mergers.

The unaudited Pro Forma Condensed Combined Statement of Operations presented for the six months ended October 2, 2015 and the twelve months ended April 3, 2015 assume the Spin-Off and Mergers occurred on March 29, 2014. The unaudited Pro Forma Condensed Combined Balance Sheet assumes the Spin-Off and Mergers occurred on October 2, 2015. Given the different fiscal year ends of Computer Sciences GS and SRA, the SRA unaudited Consolidated Statement of Operations for the three months ended June 30, 2015 has been included in both the six months ended October 2, 2015 and the fiscal year ended April 3, 2015 Pro Forma Condensed Combined Statements of Operations, respectively. The pro forma adjustments are based on our current planned capital structure, currently available information and assumptions we believe are factually supportable and directly attributable to our separation from CSC and combination with SRA and, for the purposes of the unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Income, are expected to have a continuing impact on us.
The historical Computer Sciences GS Business Combined Statements of Operations and Combined Statements of Comprehensive Income include allocations of general corporate expenses from CSC, including, but not limited to, corporate functions including senior management, legal, human resources, finance, IT and other shared services. We may incur certain incremental costs as a standalone public company as compared to the costs historically allocated to us by CSC. We may also benefit from cost savings due to operating synergies created by the Mergers.

The historical Computer Sciences GS Business Combined Financial Statements included elsewhere in this prospectus include intercompany charges for corporate shared services. The management of CSRA considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, it. These amounts include costs for corporate functions including, but not limited to, senior management, legal, human resources, finance, IT and other shared services.
The unaudited Pro Forma Condensed Combined Statement of Operations does not reflect all of the costs of operating as a standalone company and operating synergies created by the Mergers. Only costs that management has determined to be factually supportable and recurring are included as pro forma adjustments.
Subject to the terms of the Master Separation and Distribution Agreement, all costs and expenses related to ongoing support of a standalone company, including certain one-time separation costs incurred after the date of the Distribution, are our responsibility.

Pro Forma CSRA Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended October 2, 2015
(Amounts in millions, except per share data)

	Historical Computer Sciences GS Six Months Ended October 2, 2015	Effect of Spin-Off		Pro Forma for Spin-Off Only	Historical SRA Six Months Ended September 30, 2015	Effect of Mergers		Pro Forma for Spin-Off and Mergers
Total revenue	$1,928	$—		$1,928	$710	$—		$2,638

Total cost of services (excludes depreciation and amortization)	1,532	(35)	1.A	1,497	543	—		2,040
Selling, general and administrative expenses	84	(1)	1.A	83	83	(1)	1.A	165
Depreciation and amortization	68	—	1.A	68	30	1	1.A	99
Separation and merger costs	56	(56)	1.B	—	7	(7)	1.B	—
Other (income) and interest expense, net	(10)	22	1.C	12	54	(27)	1.C	39
Total costs and expenses	1,730	(70)		1,660	717	(34)		2,343

Income (loss) from continuing operations before taxes	198	70		268	(7)	34		295
Tax expense (benefit) on income	78	7	1.D	85	(4)	14	1.D	95
Income from continuing operations	120	63		183	(3)	20		200
Income from continuing operations attributable to noncontrolling interests	9	—		9	—	—		9
Income from continuing operations attributable to Parent	$111	$63		$174	$(3)	$20		$191

Income per common share
Basic				$1.24				$1.16
Diluted				1.18				1.11

Number of shares outstanding:
Basic				140	1.E			165	1.E
Diluted				147	1.E			172	1.E

Pro Forma CSRA Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Fiscal Year Ended April 3, 2015
(Amounts in millions, except per share data)

	Historical Computer Sciences GS Fiscal Year Ended April 3, 2015	Effect of Spin-Off		Pro Forma for Spin-Off Only	Historical SRA Fiscal Year Ended June 30, 2015	Effect of Mergers		Pro Forma for Spin-Off and Mergers
Total revenue	$4,070	$—		$4,070	$1,389	$—		$5,459

Total cost of services (excludes depreciation and amortization)	3,282	426	1.A	3,708	1,059	—	1.A	4,767
Selling, general and administrative expenses	194	6	1.A	200	175	(2)	1.A	373
Depreciation and amortization	137	(1)	1.A	136	67	67	1.A	270
Interest expense and other, net	28	41	1.C	69	107	(54)	1.C	122
Total costs and expenses	3,641	472		4,113	1,408	11		5,532

Income (loss) from continuing operations before taxes	429	(472)		(43)	(19)	(11)		(73)
Tax expense (benefit) on income	161	(185)	1.D	(24)	(7)	(4)	1.D	(35)
Income (loss) from continuing operations	268	(287)		(19)	(12)	(7)		(38)
Income from continuing operations attributable to noncontrolling interests	14	—		14	—	—		14
Income (loss) from continuing operations attributable to Parent	$254	$(287)		$(33)	$(12)	$(7)		$(52)

Loss per common share
Basic and Diluted				$(0.24)				$(0.32)

Number of shares outstanding:
Basic				140	1.E			165	1.E
Diluted				147	1.E			172	1.E

Pro Forma CSRA Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of October 2, 2015
(Amounts in millions)

Assets	Historical Computer Sciences GS As of October 2, 2015	Effect of Spin-Off		Pro Forma for Spin-Off Only	Historical SRA As of September 30, 2015	Effect of Mergers		Pro Forma for Spin-Off and Mergers
Current assets
Cash and cash equivalents	$10	$290	2.A	$300	$70	$(40)	2.A	$330
Accounts Receivables, net	472	(7)	2.B	465	235	—		700
Prepaid expenses and other current assets	77	9	2.C	86	8	—		94
Total current assets	559	292		851	313	(40)		1,124

Intangible and other assets
Goodwill	792	—		792	829	732	2.D	2,353
Customer-related intangibles, net	17	—		17	205	613	2.D	835
Trade names and other intangibles assets, net	50	(2)	2.E	48	155	(80)	2.D	123
Other long-term assets	57	25	2.F	82	27	10	2.F	119
Noncurrent deferred income tax assets	—	101	2.G	101	—	(101)	2.G	—
Total intangible and other assets	916	124		1,040	1,216	1,174		3,430

Property and equipment, net	438	37	2.H	475	24	—		499
Total assets	$1,913	$453		$2,366	$1,553	$1,134		$5,053

Liabilities and Parent Equity
Current liabilities
Accrued expenses, accounts payable and other current liabilities	$627	$12	2.I	$639	$225	$—		$864
Current capital lease liability	19	—		19	—	—		19
Deferred income tax liabilities	61	(3)	2.G	58	3	(35)	2.G	26
Total current liabilities	707	9		716	228	(35)		909

Long-term debt	—	1,500	2.J	1,500	1,060	440	2.J	3,000
Noncurrent capital lease liability	132	—		132	—	—		132
Noncurrent deferred income tax liabilities	92	(92)	2.G	—	102	90	2.G	192
Other long-term liabilities	94	494	2.K	588	25	—		613
Total long-term liabilities	318	1,902		2,220	1,187	530		3,937

Stockholders’ Equity
Common stock (par value $0.0001)	—	—		—	—	—		—
Additional paid in capital	—	(628)	2.L	(628)	528	249	2.L	149
Net Parent investment	862	(862)	2.L	—	—	—		—
Accumulated other comprehensive income	(2)	32	2.K	30	(4)	4	2.M	30
Accumulated deficit	—	—		—	(386)	386	2.M	—
Noncontrolling interests	28	—		28	—	—		28
Total stockholders’ equity	888	(1,458)		(570)	138	639		207
Total liabilities and Parent equity	$1,913	$453		$2,366	$1,553	$1,134		$5,053

Pro Forma CSRA Inc.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF COMBINED COMPANY
(Amounts in millions, except per share data)

Note 1 - Income Statement Adjustments

A.	Costs of services, Selling, general and administrative expenses, and Depreciation and amortization:

	Six Months Ended	Twelve Months Ended
Effect of Spin-Off	October 2, 2015	April 3, 2015
Cost of services - Intellectual property (1)	$13	$26
Cost of services - Net pension and post retirement obligations (2)	(49)	399
Cost of services - Addition of corporate building costs (3)	1	1
Total Cost of services pro forma adjustments due to Spin-Off	$(35)	$426

SG&A - Net pension and post retirement obligations (2)	$(1)	$6

Depreciation and amortization - Intellectual property (1)	$—	$(1)

	Six Months Ended	Twelve Months Ended
Effect of Mergers	September 30, 2015	June 30, 2015
SG&A - Management fees (4)	$(1)	$(2)

Depreciation and amortization - Amortization of fair valued intangibles	27	128
Less: Historical SRA intangibles amortization	(26)	(61)
Total Depreciation and amortization pro forma adjustments due to Merger (5)	1	67

(1)
Pursuant to the Intellectual Property Matters Agreement, CSC granted CSRA a perpetual, royalty-free, non-assignable license to pre-separation know-how owned or used by Computer Sciences GS prior to the separation for use solely in connection with U.S. federal (and certain U.S. state and local) customers. In addition, under the Intellectual Property Matters Agreement, CSC granted CSRA a license to certain specified software products and workflow and design methodologies as well as updates and improvements that are released during the five years after separation in exchange for a net annual maintenance fee of $30 for each of the first five years following the separation. Under U.S. federal government cost accounting rules, it is possible that a portion of the annual maintenance fee we will pay to CSC may not be an allowable and/or allocable cost. The annual maintenance fee exceeds our historical cost allocation for intellectual property from CSC because our historical results do not reflect the recent and expected future increase in usage of intellectual property we license from CSC such as CSC's Agility software platform.  For example, the Federal Aviation Administration awarded us a substantial contract in August 2015 that includes CSC's Agility software platform for cloud management. The maintenance fee entitles us to all generally available upgrades, patches and new versions of Agility and certain other products for five years after the Spin-Off and does not require incremental fees payable to CSC unless our total revenues in any fiscal year during the five years after the Distribution exceed $7.0 billion or our revenues from cloud computing solutions exceed $600 million.  Subject to certain exceptions, we have exclusive rights to those products in the U.S. federal government field for five years after the Spin-Off.

This pro forma adjustment reflects additional net cost of $13 and $25 for intellectual property and software for the six months ended October 2, 2015 and twelve months ended April 3, 2015, respectively. The cost includes an increase to Cost of services (“COS”), consisting of a $30 annual fee for maintenance and support of certain software and other intellectual property as called for in the Intellectual Property Matters Agreement, net of a reduction for costs related to intellectual property and software retained by CSC upon separation and previously included in COS in the Computer Sciences GS historical Combined Statement of

Operations. Additionally, this adjustment reflects the removal of costs related to intellectual property and software previously allocated and included in Depreciation and amortization in the Computer Sciences GS historical Combined Statement of Operations. See detail of pro forma cost adjustments related to intellectual property in the table below:

	Six Months Ended	Twelve Months Ended
Intellectual property adjustment	October 2, 2015	April 3, 2015
Annual maintenance fee (COS)	$15	$30
Reduction of IP and software costs transferred to Parent (COS)	(2)	(4)
Reduction of IP and software costs transferred to Parent (Depreciation and amortization)	—	(1)
Total intellectual property adjustment	$13	$25

(2)
Reflects the addition of $(50) and $405 net periodic (benefit) costs for the six months ended October 2, 2015 and for the twelve months ended April 3, 2015, respectively, related to pension and postretirement benefit plans that were transferred to CSRA by CSC as part of the separation. Upon separation, CSRA assumed responsibility for all obligations under such plans, including future service costs attributable to CSC employees. Total incremental net periodic (benefit) costs are recorded in COS and SG&A expenses at $(49) and $(1) and $399 and $6 for the six months ended October 2, 2015 and for the twelve months ended April 3, 2015, respectively. See Note 2.K below for additional information on pro forma pension adjustments. The components of the incremental net periodic (benefit) costs of these plans are as follows:

Net periodic benefit	Six Months Ended October 2, 2015
	Pension Plans	Postretirement Benefit Plans	Total
Service cost	$2	$—	$2
Interest cost	63	1	64
Expected return on assets	(106)	(3)	(109)
Amortization of prior service costs	—	(7)	(7)
Net periodic benefit	$(41)	$(9)	$(50)

Net periodic costs	Twelve Months Ended April 3, 2015
	Pension Plans	Postretirement Benefit Plans	Total
Service cost	$3	$1	$4
Interest cost	144	4	148
Expected return on assets	(228)	(6)	(234)
Amortization of prior service costs	—	(8)	(8)
Settlement loss	58	—	58
Recognition of actuarial losses	437	—	437
Net periodic costs (benefit)	$414	$(9)	$405

(3)
Reflects the adjustment of $1 to cost of services for the six months ended October 2, 2015 and the twelve months ended April 3, 2015 for the addition of facility costs related to the 3170 Fairview Park Drive building, which CSRA assumed as part of the Spin-Off.

(4)
Reflects the adjustment of $(1) and $(2) for the six months ended September 30, 2015 and the twelve months ended June 30, 2015, respectively, to remove fees paid by SRA to PEP. Historically, PEP has provided SRA with advisory, consulting, and other services for which SRA paid PEP an annual management fee. Upon completion of the Mergers, PEP no longer provides such services and no associated fee will be paid to PEP.

(5)
Reflects the adjustment of $1 and $67 to depreciation and amortization for the six months ended September 30, 2015 and the twelve months ended June 30, 2015, respectively, due to the change in intangible assets amortization based on the estimated fair value as outlined in note 2.D.

B.
Reflects the adjustment to remove separation and merger costs incurred during the six months ended October 2, 2015 related to Computer Sciences GS’s separation from CSC and subsequent Mergers. Expenses of $56 are included in Computer Sciences GS’s historical results of operations and $7 of expenses related to the Mergers is included in the historical operations of SRA. A summary of Computer Sciences GS’s separation and merger costs is presented in the table below.

Six Months Ended
Separation and merger costs	October 2, 2015
Strategic advisory services	$13
Investment banking services	4
Legal and accounting services	24
Internal costs	15
Separation transaction expenses	$56

C.
Reflects the adjustment to our historical interest expense to give effect to the $1,500 of indebtedness for the Spin-Off, and an additional indebtedness of $1,500 related to the Mergers. The assumed interest rates were derived from information received from prospective lenders which is based on current market conditions, the historical London Interbank Offered Rate (“LIBOR”) rate, and a projected credit rating of BBB- / Baa3. Based on these assumptions we utilize an estimated annualized weighted-average interest rate of 3.3% and 2.7% for the six months ended October 2, 2015 and the twelve months ended April 3, 2015, respectively on the indebtedness for the Spin-Off. The estimated annualized weighted-average interest rates utilized for the merger indebtedness were 3.7% and 3.3% for the six months ended October 2, 2015 and the twelve months ended April 3, 2015, respectively. Additionally, an adjustment was made to eliminate the interest on SRA existing debt, which will be repaid with the proceeds of the planned borrowings.

Based on the assumptions listed above, the adjustments to interest expense associated with the changes in debt outstanding are estimated to be as follows:

	Six Months Ended	Twelve Months Ended
Effect of Spin-Off	October 2, 2015	April 3, 2015
Interest expense on new debt facility	$19	$36
Amortization of debt issuance costs	3	5
Total Interest expense	$22	$41

	Six Months Ended	Twelve Months Ended
Effect of Mergers	September 30, 2015	June 30, 2015
Interest expense on new debt facility	$24	$47
Amortization of debt issuance costs	3	6
Elimination of historical SRA interest expense	(54)	(107)
Total Interest expense	$(27)	$(54)
For each 1/8 percent variance in the applicable interest rates in excess of LIBOR, pro forma interest expense would change by approximately $2 on an annual basis.

D.
Reflects the tax effect of pro forma adjustments using an estimated tax rate of 39%, based on the blended federal and state statutory income tax rates, including a tax benefit related to the Special Dividend and tax expense related to separation transaction expenses for the six months ended October 2, 2015.

The portion of the Special Dividend paid on CSRA common stock owned by the Computer Sciences Corporation Stock Fund (“CSC Stock Fund”), and the CSRA 401(k) Plan, qualified defined contribution plans, is expected to be tax deductible, per the Code. The estimated pro forma tax benefit is based on the approximate five shares eligible for deduction (out of a total of eight shares) held by employees in the CSC Stock Fund and the CSRA 401(k) Plan as of November 2015, which results in a $40 tax deduction ($16 tax benefit) on the Special Dividend. The estimated tax benefit reflects that a portion of the Special Dividend was paid by CSRA, and a portion was paid by CSC.
The tax expense corresponding to the Computer Sciences GS separation transaction expenses pro forma adjustment is calculated assuming that 20% of the costs are non-deductible for tax purposes.

	Six Months Ended	Twelve Months Ended
Effect of Spin-Off	October 2, 2015	April 3, 2015
Tax expense (benefit) from pro forma adjustments	$23	$(185)
Tax benefit related to Special Dividend	(16)	—
Total tax benefit	$7	$(185)

	Six Months Ended	Twelve Months Ended
Effect of Mergers	September 30, 2015	June 30, 2015
Tax expense from pro forma adjustments	$14	$(4)

E.
Reflects the number of shares of CSRA common stock used to compute the unaudited pro forma basic earnings per common share based on the number of shares distributed to CSC shareholders on the date of Distribution, adjusted for additional shares distributed to SRA shareholders at the time of the Mergers.

Shares distributed to CSC common share holders	140
Shares distributed to SRA common share holders	25
Total Computer Sciences GS shares outstanding	165

The unaudited pro forma diluted earnings per common share and pro forma weighted-average diluted shares outstanding give effect to the potential dilution from common shares related to stock-based awards granted to our employees under CSC’s stock-based compensation programs and SRA’s stock-based compensation as outlined in the Merger Agreement. As Computer Sciences GS reported a pro forma net loss for the twelve months ended April 3, 2015, such stock-based awards were excluded as their inclusion would have an antidilutive effect.
We are unable to calculate historical basic and diluted earnings per share prior to the distribution because the financial information included in the filing has been prepared on a combined basis. These financial statements have not been prepared for a separate legal entity that had share capital throughout the historical periods presented and accordingly, earnings per share for these periods has not been provided.
Note 2 - Balance Sheet Adjustments

A.	Reflects adjustments to cash for the following items related to the CSRA Transactions:

	Effect of Spin-Off	Effect of Mergers
	October 2, 2015	June 30, 2015
Proceeds from debt	$1,500	$1,500
Repayment of existing debt	—	(1,060)
Debt issuance costs	(21)	(34)
Payment of Special Dividend and repayment of note payable to CSC (1)	(1,500)	—
Payment of cash consideration to SRA Shareholders	—	(390)
Other	—	(10)
Adjustment to establish reference level (2)	311	—
Call premium for SRA debt repayment	—	(22)
Transaction costs	—	(24)
Total cash adjustments	$290	$(40)
(1) Reflects the payment of our portion of the Special Dividend and repayment of a note payable to CSC, which was used by CSC to fund the remainder of the Special Dividend, which in aggregate totals $1,500, promptly following the Distribution.
(2) Reflects the adjustment to establish the cash and cash equivalents reference level of $300 as defined in the Master Separation and Distribution Agreement.

B.
Reflects the removal of $7 of accounts receivable related to certain foreign operations historically held by Computer Sciences GS. The assets and liabilities related to these operations have been retained by CSC.

C.
Reflects $7 of proceeds collected on behalf of and due to The Royal Bank of Scotland, PLC (RBS), Mitsubishi UFJ Financial Group Ltd. and Bank of Nova Scotia under the terms of an agreed upon Master Accounts Receivable Purchase Agreement for the continuous nonrecourse sale of certain Computer Sciences GS eligible trade receivables (Note 4, “Sale of Receivables” to the unaudited Combined Condensed Financial Statements). The $7 reflects restricted cash with the offsetting liability included within Accrued expenses, accounts payable and other current liabilities. An additional $2 adjustment is also included in restricted cash as recourse for RBS for accrued purchase discount and administrative fees. Restricted cash is included in Prepaid expenses and other current assets.

D.
Reflects the additional goodwill recognized as a result of the Mergers, which have been accounted for as a business acquisition. The consideration in the Mergers consisted of cash of $390 and CSRA common stock representing in the aggregate 15.32% of CSRA common stock, which was issued to the shareholders of SRA Parent upon the closing of the Mergers. Additionally, the consideration issued in the Mergers consisted of the assumption of SRA debt of approximately $1,060, which was extinguished with a portion of the proceeds of the merger-related financing. The final purchase price for purchase accounting purposes was determined at the time of completion of the Mergers, based on the fair market value of share consideration issued as determined by the trading prices of the shares at the time of the Mergers. Goodwill in this pro forma presentation represents the excess of the total consideration issued in the Mergers less the historical cost of SRA’s net assets acquired, as fair values of such assets are not presently determined. The preliminary allocation of consideration issued in the Mergers has been adjusted for the estimated tax impact. As purchase accounting work progresses, fair values of assets and liabilities will be finalized and goodwill will be adjusted accordingly.

The preliminary allocation of the purchase consideration to the assets acquired and liabilities assumed based on the assumptions described above and the financial statement information of SRA as of September 30, 2015 is as follows:

Estimated total purchase consideration	$2,283

Preliminary allocation:
Cash, accounts receivable and other current assets	$313
PPE and other long term assets (1)	27
Intangibles - customer relationships, backlog and other intangibles assets (2)	893
Accounts payable and other current liabilities	(225)
Other long term liabilities	(25)
Deferred tax liabilities (3)	(261)
Total identified net assets acquired	722
Goodwill (4)	1,561
Estimated total purchase consideration	$2,283

(1) Represents property and equipment, net and other current assets reflected in SRA’s financial statement information as of September 30, 2015, less the write-off of $24 in historical SRA unamortized debt issuance costs.

(2) Intangibles historically reflected in SRA’s September 30, 2015 financial statements of $360 increased by an additional $533 as a result of the purchase price allocation.

(3) Deferred tax liabilities historically reflected in SRA’s September 30, 2015 financial statements of $105 increased by an additional $156 as a result of the preliminary purchase price allocation.

(4) Goodwill historically reflected in SRA’s September 30, 2015 financial statements was $829 and is increased by an additional $732 as a result of the purchase price allocation.

E.	Reflects the removal of a total of $2 in intellectual property and software retained by CSC upon separation as defined in the Intellectual Property Matters Agreement.

F.	Reflects the adjustment to Other long-term assets for the following items:

	Effect of Spin-Off	Effect of Mergers
	October 2, 2015	September 30, 2015
Deferred financing costs (2.J)	$21	$34
Removal of historical SRA deferred financing costs (2.J)	—	(24)
Pension asset (2.K)	4	—
Total pro forma adjustment	$25	$10

G.
Reflects the deferred tax effects of the Spin-Off pro forma adjustments for the addition of the net pension and postretirement obligations, the addition of the building and building improvement assets, the removal of the software and intellectual property assets and the deferred tax effects of the Mergers’ pro forma adjustments for the estimated tax impact of the preliminary allocation of Merger consideration. The impact of the Spin-Off and Mergers’ pro forma adjustments on deferred tax assets and liabilities was offset against existing deferred tax assets and liabilities reflected in the Computer Sciences GS and SRA historical Combined Balance Sheets. Furthermore, the pro forma adjustments resulted in a reclassification of the noncurrent deferred tax asset to a noncurrent deferred tax liability and it was assumed the impact of the Mergers would not impact jurisdictional netting.

H.
Reflects the addition of the net current book value of the 3170 Fairview Park Drive building, building improvement assets and land that CSRA assumed from CSC in conjunction with the Spin-Off which totals $46. This is offset by a $9 reduction for property and equipment used by Computer Sciences GS in certain foreign operations retained by CSC. CSRA has entered into a contract with CSC for the use of these assets.

I.
Reflects the adjustment to Accrued expenses, accounts payable and other current liabilities. See respective note references in the table below for further detail. Additionally, a $2 increase for employee related liabilities was included to adjust for employees historically employed by CSC who are now employed by CSRA as determined as part of the Spin-Off.

Effect of Spin-Off
October 2, 2015
Accounts receivable due to RBS (2.C)	$7
Pension obligation (2.K)	8
Accounts payables and accrued expenses related to foreign operations	(5)
Employee related liabilities	2
Total pro forma adjustment	$12

J.
Reflects indebtedness totaling approximately $1,500 incurred by CSRA in conjunction with the separation and the additional approximately $1,500 indebtedness incurred in conjunction with the Mergers, net of the payment of existing SRA debt of $1,060, for a total expected indebtedness of approximately $3,000. Additionally $21 of deferred financing costs is expected to be incurred for the Spin-Off debt and $10 for the merger debt. The $10 of estimated deferred financing costs related to the merger debt is composed of $34 in new deferred financing costs, net the removal of historical SRA deferred financing costs of $24.

K.
Reflects the addition of net pension and postretirement benefit obligations related to the benefit plans transferred to CSRA by CSC as part of the separation. Certain pension and postretirement benefit plans were historically accounted for under the multi-employer approach in the Computer Sciences GS historical financial statements included elsewhere in this prospectus. This adjustment accounts for the inclusion of the net obligations of these plans and results in an increase of estimated net benefit plan obligations of $498 (comprised of benefit obligations of $8 and $494 included in Accrued expenses and other current liabilities and Other long-term liabilities, respectively, net of pension assets of $4 included in Other assets) and Accumulated other comprehensive income of $32 ($53, net of tax of $21), which were not included in the historical Combined Balance Sheet included elsewhere in this prospectus. Upon separation, CSRA assumed responsibility for all obligations under such plans including obligations attributable to CSC employees. See Note 1.A.2 above for additional information on pro forma pension adjustments.

The following information and tables represent the total adjusted pension and other postretirement ending balances and activity included in the CSRA unaudited Pro Forma Condensed Combined Balance Sheet and unaudited Pro Forma Condensed Combined Statement of Operations as of and for the six months ended October 2, 2015 and the twelve months ended April 3, 2015.
Post separation, CSRA is sponsoring a number of defined benefit plans to eligible employees of both CSC and CSRA. These defined benefit plans consist of pension plans, postretirement medical benefit plans, and non-qualified, non-contributory supplemental executive retirement plans (SERP). Benefits under all defined benefit pension plans are frozen for all participants, whereas the postretirement medical benefit plans provide subsidized healthcare and life insurance retirement benefits for certain employees and retirees, generally for those employed by CSC prior to August 1992.
As of and for the six months ended October 2, 2015

The net periodic pension and other postretirement benefit plan costs include the following components:

Net periodic pension costs	Six Months Ended October 2, 2015
	Pension Plans	Postretirement Benefit Plans	Total
Service cost	$2	$—	$2
Interest cost	64	2	66
Expected return on assets	(108)	(3)	(111)
Amortization of prior service costs	—	(8)	(8)
Net periodic pension (benefit) costs	$(42)	$(9)	$(51)

The weighted-averages of the assumptions used to determine net periodic pension cost were:

	Six Months Ended October 2, 2015
	Pension Plans	Postretirement Benefit Plans
Discount or settlement rates	3.9%	3.7%
Expected long-term rates of return on assets	7.9%	7.7%
Rates on increase in compensation levels	4.4%	N/A

Amounts of $5 and $1 were contributed to the pension and postretirement benefit plans, respectively, during the six months ended October 2, 2015. Additional amounts of $4 and $1 are expected to be contributed to the pension and postretirement benefit plans, respectively, during the remainder of fiscal 2016.
As of and for the twelve months ended April 3, 2015
During the third quarter of fiscal 2015, lump sum settlements were offered to the vested participants of certain defined benefit pension plans, who were no longer with Computer Sciences GS. The lump sum settlements required interim remeasurement of the plans’ assets and liabilities, as of the end of the third quarter of fiscal 2015, which resulted in a net loss of $428, comprising an actuarial loss of $372 and a settlement loss of $56. The actuarial and settlement losses were primarily a result of the adoption of the new mortality tables issued by the Society of Actuaries in October 2014. The lump sum settlement resulted in a reduction of the pension benefit obligation (PBO) by $579, whereas the interim remeasurement resulted in an increase in PBO of $470. The weighted average discount rate used to remeasure the plans was 4.13%; a decrease from 4.58% used in the prior fiscal year. The weighted-average expected long-term rate of return on plan assets used to remeasure the plans was 7.60%, which was consistent with the rate used at the beginning of the fiscal 2015. The funded status of the impacted plans, after remeasurement, was 87%.
The following tables provide reconciliations of the changes in the pension and postretirement benefit plans’ benefit obligations and assets and their funded status:

Reconciliation of projected benefit obligation and accumulated postretirement benefit obligation	April 3, 2015
	Pension Plans	Postretirement Benefit Plans
Benefit obligation at beginning of year	$3,380	$151
Service cost	4	1
Interest cost	146	5
Plan participants’ contributions	1	—
Amendments	—	(53)
Plan settlement/curtailment	(485)	—
Actuarial loss (gain)	456	(2)
Benefits paid	(147)	(9)
Benefit obligation at end of year	$3,355	$93

	April 3, 2015
Reconciliation of fair value of plan assets	Pension Plans	Postretirement Benefit Plans
Fair value of plan assets at beginning of year	$3,235	$82
Actual return on plan assets	185	6
Employer contribution	8	1
Plan participants’ contributions	1	—
Plan settlement/curtailment	(485)	—
Benefits paid	(147)	(9)
Fair value of plan assets at end of year	$2,797	$80

Unfunded status at end of year	$(558)	$(13)

The following table provides the amounts recorded in the unaudited Pro Forma Condensed Combined Balance Sheet:

	April 3, 2015
	Pension Plans	Postretirement Benefit Plans
Non-current assets	$—	$2
Current liabilities - Accrued expenses and other current liabilities	(8)	(1)
Noncurrent liabilities - Other long-term liabilities	(550)	(14)
Net amount recorded	$(558)	$(13)

The following is a summary of amounts in Accumulated other comprehensive loss as of April 3, 2015 that have not been recognized in unaudited Pro Forma Condensed Combined Statement of Operations as components of net periodic benefit cost:

	April 3, 2015
	Pension Plans	Postretirement Benefit Plans
Prior service credit	$—	$(62)
Accumulated other comprehensive loss	$—	$(62)

The following table summarizes the weighted average assumptions used in the determination of the pension plans’ and postretirement benefit obligations:

	April 3, 2015
	Pension Plans	Postretirement Benefit Plans
Discount rate	3.9%	3.7%
Rates of increase in compensation levels	4.4%	N/A

The net periodic pension and other postretirement benefit plan costs include the following components:

	Twelve Months Ended April 3, 2015
Net periodic pension costs	Pension Plans	Postretirement Benefit Plans	Total
Service cost	$4	$1	$5
Interest cost	146	5	151
Expected return on assets	(232)	(6)	(238)
Amortization of prior service costs	—	(10)	(10)
Settlement loss	59	—	59
Recognition of actuarial losses (gains)	446	(2)	444
Net periodic pension costs (benefit)	$423	$(12)	$411

Other before tax changes in plan assets and benefit obligations recognized in other comprehensive income during fiscal year 2015 included the following components:

	Twelve Months Ended April 3, 2015
	Pension Plans	Postretirement Benefit Plans	Total
Prior service credit	$—	$(54)	$(54)
Amortization of:
Prior service (credit) cost	(2)	10	8
Total recognized in other comprehensive income	$(2)	$(44)	$(46)

The weighted-averages of the assumptions used to determine net periodic pension cost were:

	Twelve Months Ended April 3, 2015
	Pension Plans	Postretirement Benefit Plans
Discount or settlement rates	4.5%	4.1%
Expected long-term rates of return on assets	7.6%	7.5%
Rates on increase in compensation levels	4.3%	N/A

Following are the expected cash flows for both pension and other postretirement benefit plans:

	Pension Plans	Postretirement Benefit Plans
Employer Contributions:
2016	$8	$1

Benefit Payments:
2016	$159	$6
2017	162	6
2018	171	6
2019	178	6
2020	184	6
2021-2025	981	31

Additional contributions may be required to meet funding levels or ongoing service costs of unfunded plans as required by Section 430 of the Code and by the Pension Protection Act of 2006, or by local regulations. For the defined benefit pension plans there are currently no minimum funding requirements outstanding.

The asset allocation of pension plans and other postretirement benefit plans as of April 3, 2015 are as follows:

	April 3, 2015
Asset Category	Pension Plan Assets	Other Postretirement Plan Assets
Equity securities	27%	55%
Debt securities	25%	39%
Alternatives	47%	—%
Cash and other	1%	6%
Total	100%	100%

L.	Stockholders’ equity was adjusted as follows:

As of
Effect of Spin-Off	October 2, 2015
Equity contribution from CSC (1)	$311
Payment of Special Dividend (2)	(1,150)
Repayment of note payable to CSC (3)	(350)
Removal of Computer Sciences GS Net Parent investment	862
Equity impact of pushdown of CSC net liabilities (4)	(301)
Total adjustment to Additional paid in capital	$(628)
(1) Reflects the adjustment to establish the cash and cash equivalents reference level of $300 as defined in the Master Separation and Distribution Agreement.
(2) Reflects the payment of our $8.25 portion of the Special Dividend, which is estimated based on CSC’s outstanding share count as of October 30, 2015 of 138.8 shares plus estimated exercises of outstanding options and vesting of restricted stock units through the Record Date, promptly following the Distribution.
(3) Reflects the repayment of a note payable to CSC, used by CSC to fund the remainder of the Special Dividend (in aggregate $10.50 per share), promptly following the Distribution.
(4) Reflects the pushdown of (i) $530 of net periodic pension and other postretirement obligations, (ii) the assumption of corporate buildings, building improvements and land of $46, (iii) the removal of property and equipment retained by CSC of $9, (iv) the removal of receivables retained by CSC of $7 (v) the removal of payables and accrued expense retained by CSC of $5, (vi) the removal of intellectual property and software retained by CSC of $2, (vii) The pushdown of $2 of employee related liabilities (viii) the addition of $2 of restricted cash and (ix) the assumption of the related deferred tax asset of $196.

As of
Effect of Mergers	October 2, 2015
Issuance of shares of Computer Sciences GS to SRA shareholders (1)	$777
Elimination of SRA historical equity	(528)
$249
(1) The estimated value of shares of CSRA common stock issued to SRA shareholders was based on a purchase price assumption of $2.2 billion, which was derived based on a multiple on Adjusted EBITDA of 9X before giving effect to expected synergies (see footnote 2.C. above for further discussion on assumptions used).

M.	Reflects preliminary purchase accounting adjustments to remove historical SRA accumulated deficit of $386 and accumulated other comprehensive income of $4.

BUSINESS OF CSRA
Overview
We deliver IT, mission- and operations-related services across the U.S. federal government to DoD, Intelligence Community, homeland security, civil and healthcare agencies, as well as to certain state and local government agencies. We leverage deep domain-based customer intimacy and decades of experience in helping customers execute their mission with a fundamental understanding of their IT environment that has earned us the ability to introduce next-generation technologies. We bring scalable and cost-effective IT solutions to government agencies that are seeking to improve mission-critical effectiveness and efficiency through innovation. This approach is designed to yield lower implementation and operational costs as well as a higher standard of delivery excellence. Demand for our U.S. public sector offerings is driven by evolving government priorities such as: (1) migration to next-generation IT solutions, such as hybrid cloud infrastructure, application modernization, and as-a-service delivery, (2) big data solutions, (3) health IT and informatics, (4) cyber security and (5) mobility.
Headquartered in Falls Church, Virginia, we deliver comprehensive offerings from concept through sustainment. Following consummation of the Mergers, with the inclusion of SRA, we employ approximately 19,000 employees. We manage our business with an operating model composed of industry verticals that are customer-facing and have deep knowledge of our customers’ missions, and a horizontal delivery organization with a depth of technical expertise that is delivered across industries. We operate in two industry verticals, which are also our reportable segments: (1) Defense and Intelligence and (2) Civil.
Our horizontal delivery organization is Delivery and Operations, which provides capabilities and solutions across our customer base. We believe we differentiate ourselves by combining our technical expertise in applications and IT infrastructure solutions with our deep public sector mission knowledge and experience in order to engage our customers at the highest levels with thought leadership that drives change.
Our two reportable segments are our industry verticals:

•	Defense and Intelligence—the Defense and Intelligence segment provides services to the DoD, National Security Agency, branches of the Armed Forces, and other DoD agencies.

•	Civil—the Civil segment provides services to various federal agencies within the Department of Homeland Security and other federal civil agencies, as well as various state and local agencies.
The success of our business will depend on our ability to deliver solutions that generate real and measurable business results in terms of mission value and cost efficiency. Targeting specific growth areas in the government and rapidly adapting next-generation solutions and best practices tailored to the public sector environment will be key. We expect to continue to work in concert with our next-generation IT partners to create, position and deliver innovative solutions from across our delivery capabilities to support our customers’ mission success which will be critical to our efforts to sustain our position.
We are one of the largest independent providers of IT services to the U.S. public sector, with approximately $5.5 billion in FY15 revenue, including SRA. We are currently executing on more than 1,000 projects on over 100 contracts and leverage relationships with numerous global alliance and industry partners. We work to help modernize and streamline technology systems, equip the 21st century workforce, transform decision-making and enable agencies to become more responsive in the face of massive amounts of data.
We compete in a highly regulated environment controlled by FAR rules and federal contract audit oversight, which drive competitive cost structures. We have a broad base of contracts across government with an average life of three to five years, including the exercise of option periods. This broad base provides a degree of predictability to our revenues but requires substantial investment during long lead-time sales cycles, which average 18 months, and sufficient scale in regularly bidding hundreds of opportunities. In the last five years our customers have terminated a contract or task order for convenience 10 times resulting in an average loss of less than 1% per year of our total revenue during that period. The reasons for the convenience terminations included: termination for convenience of the prime contractor because of an OCI; in-sourcing of work by the agency; Executive Office of the President decision to restructure the program; and loss of program funding by the agency customer.

History and Development
CSRA was formed by CSC’s Spin-Off of its Computer Sciences GS Business and the subsequent combination of that business with SRA. CSRA Inc., formerly known as Computer Sciences Government Services Inc., was incorporated in Nevada on June 16, 2015. CSRA’s former parent company, CSC, was founded in 1959, and our business has been focused on the public sector for more than 55 years, with our first government contract awarded in 1961. Some of our significant long-standing engagements include:

•	supporting the IT infrastructure of a major agency of the U.S. Intelligence Community;

•	modernizing the Army’s logistics support system; and

•	administering the New York State Medicaid payment system.
Operating Model: Industries and Offering Solutions
Our strategy depends on executing an operating model that combines customer and mission intimacy with the ability to adapt and apply our offerings within the contractual frameworks required in the public sector. We operate in two industry verticals, which are also our reportable segments: (1) Defense and Intelligence and (2) Civil.
Our horizontal delivery organization is Delivery and Operations, which provides capabilities and solutions across our customer base. Through this operating model, we bring scalable and cost-effective solutions to government customers seeking to improve mission-critical effectiveness and efficiency through innovation. This approach is designed to yield lower implementation and operational costs while achieving a higher standard of delivery excellence.
Long-Standing Relationships with Industry Customers
It is our deep industry expertise and customer intimacy that allows us to truly unlock the value of our technical solutions for our customers. We believe we have strong and long-standing relationships with a diverse group of customers at all levels of the U.S. federal government. In support of our diverse customers, we have focused industry teams which provide in-depth knowledge and deep domain expertise to better serve our customers in our two verticals: (1) Defense and Intelligence and (2) Civil.
Defense and Intelligence Agencies
The DoD is our largest customer, for which we provide the full spectrum of our services and offerings. Our industry teams work closely with all services and agencies to identify requirements for which we can bring our differentiated solutions.
Through our work on the Army’s Logistics Modernization Program, we have modernized the Army’s global supply chain and streamlined military logistics and support with one of the world’s largest fully integrated supply chain solutions for maintenance, repair and overhaul planning and execution. We also manage and operate the largest helicopter training facility in the world through the Flight School XXI program at the U.S. Army Aviation Center in Fort Rucker, Alabama, where we employ leading-edge flight simulators to provide helicopter flight simulation training to the Army’s rotary wing aviators.
We support Navy and Marine Corps forces worldwide through network and connectivity operations under the ONE-Net and Information Technology Support Services programs as well as provide software development and sustainment for the Marine Corps’ pay and personnel organization. We are also the leading supplier of ship design and engineering services for the Naval Sea Systems Command, providing acquisition and engineering support for numerous Navy ship acquisition programs.
We provide the full range of IT services to U.S. Strategic Command, including network support, data center operations, applications modernization and help desk services. At Scott Air Force Base in Illinois, our personnel develop software and manage systems for the U.S. Transportation Command and Air Mobility Command. We also support the network defense and cybersecurity of all Air Force networks.
We support the Intelligence Community’s Information Technology Enterprise strategy with seamless, secure solutions for its applications and data analytics. One of our key programs outsources the IT infrastructure of a major agency of the

U.S. Intelligence Community to a joint venture led by our team. The most advanced use in the U.S. federal government of next-generation best practices for infrastructure, this contractor-owned and operated effort uses service-level agreements and transactional pricing. Since the program’s inception in 2003, we have been able to reduce both network and server outages while also reducing overall staffing needs, despite a significant increase in the number of network devices employed under the program. Users under this program are now being migrated to virtual desktop infrastructure.
Civil Agencies
In our Civil vertical, we provide services to numerous federal Civil agencies including the Departments of Homeland Security and State, as well as to various U.S. federal, state and local health departments.
We help transform government by delivering mission information systems and associated technical support services. We leverage systems integration disciplines to modernize strategic planning for the Federal Aviation Administration (“FAA”) National Airspace System and have developed enhanced simulation software to help train the next generation of air traffic controllers.
We provide IT infrastructure and systems integration services to agencies with missions ranging from patent and trademark management to counterterrorism. We support IRS efforts to enhance functional processes and legacy applications, improving accountability and service to the taxpayer. At U.S. Citizenship and Immigration Services in the Department of Homeland Security (“DHS”), we provide technical and operations and maintenance support for nearly every legacy system required to process immigrant applications. We are teaming with ServiceNow to deliver IT service management using an as-a-service, consumption-based model for the National Aeronautics and Space Administration (“NASA”). Through this as-a-service model, we provide administrative, financial, human resources and procurement services to NASA employees, applicants, contractors, and university partners. We also assist the U.S. Department of Energy in managing and operating several major facilities, such as the Thomas Jefferson National Accelerator Facility, which we manage through a partnership with Southeastern Universities Research Association.
We deliver visa processing services for the State Department under the Global Support Strategy contract. This is performed around the globe at 75 posts in 48 countries, including through 24 off-site facilitation centers in Mexico, Argentina, Colombia and Brazil. We currently process an average of over five million applications per year, roughly half of the total U.S. visa application volume worldwide. Support is facilitated by the Yatri system we expect to license the right to use from CSC, which provides visa appointment booking services, fee collections, document management and delivery services, call center and online support, all with a mobile application. It has been enhanced with our latest innovation for Canada with a tablet solution for the country’s embassy and consulates that automates applicant entry and documentation processes, improves tracking of applicant information, and reduces visa processing times.
We transform healthcare with better information for better decisions, leveraging healthcare IT in the public sector. We built and currently maintain the Medicaid Management Information Systems (“MMIS”) for the States of New York and North Carolina. New York has, by spend, the largest Medicaid system in the U.S., serving over five million residents and processing Medicaid payments of approximately $50 billion a year. The North Carolina system, NCTracks, is the first “multi-payer” MMIS in the U.S. We built and continue to maintain the New York health benefit exchange, the New York State of Health. Built in accordance with the Affordable Care Act, the New York State of Health exchange has operated smoothly since inception and we believe it is considered one of the most successful in the nation.
We build, maintain, and analyze huge claims databases for Medicare and are moving quality reporting for the Centers for Medicare and Medicaid Services to modern service-oriented architecture. We installed and run electronic health records and analytics for clinical care at the National Institutes of Health. Our Patient in Your Pocket tool puts electronic health records on mobile devices.
Solution Capabilities
To support our industry representatives in delivering to our government customers, we have a horizontal Delivery and Operations organization which oversees Enterprise IT services and Next Generation Technology. Complementing this capability, we provide DoD Mission Services offerings that directly support our customers’ operational missions. Across all of our solution areas, we deliver over 150 offerings, grouped into eleven “brands” that align with customer needs and purchasing trends. The brands are designed to differentiate us from competitors and represent our go-to-market strategy. In leveraging the brands, our goal is to approach challenges and needs holistically from the customer’s perspective. Further, we supplement this technical and domain expertise with the power of strategic partnerships, including with Salesforce.com, Amazon, Oracle, ServiceNow and Microsoft.

Mission Services
In the Mission Services area we deliver a broad range of mission-related and science and threat reduction solutions to our customers. We help to solve a broad spectrum of problems so our customer can focus on its mission of supporting civilians and deployed troops around the world, protecting the homeland and serving the public. We go to market with these specialized Mission Services through two offering brands: Mission Services Solutions and Science and Threat Reduction Solutions.
Mission Services Solutions. We provide government agencies with mission-related solutions and services, including system engineering, logistics, administration, acquisition and both live and virtual training. We consistently deliver intelligent systems and services that help to improve mission performance and reduce operating costs by leveraging existing resources and improving delivery efficiency. Our 3,600 Mission Services personnel work side by side with our customers-often on-site and as a part of the team-to develop solutions that meet mission requirements and often afford us the opportunity to bring in our IT solutions in support of their missions. For instance, we provide high-fidelity, low-cost training simulations with the operation of a suite of virtual flight simulators for helicopter flight training under the Army’s Flight School XXI program at the U.S. Army Aviation Center in Fort Rucker, Alabama. We also provide program management, engineering and life-cycle support to the Navy’s surface ship and aircraft carrier programs.
Science and Threat Reduction Solutions. Our nationally recognized scientific, emergency management and national security experts provide a broad spectrum of support capabilities, from medical product development to independent oversight of laboratory programs to emergency preparedness and disaster recovery. We combine established systems and best practices-proven across multiple programs-with the expertise of more than 400 scientific, engineering and emergency management staff. The results are efficient, effective solutions that help our customers achieve mission goals. In an era of limited federal dollars and competing priorities, we enable U.S. federal government agencies to:

•	automate manual laboratory data review procedures, achieve economy of scale efficiencies, and free government staff to focus on critical decision-making;

•	generate regulation-quality laboratory data that can withstand legal scrutiny;

•	integrate management of every aspect of medical product development programs and laboratory studies; and

•	ensure that government staff are prepared for intentional incidents and natural disasters.
Enterprise Services IT
Our offering brands within Enterprise Services IT address our ability to deliver a wide range of technology-enabled solutions and services to our customers that are effective and efficient, reducing waste and improving our customers’ ability to execute on their missions. The brands include: Citizen Services Enablement; Classical Services; Converged Infrastructure; Applications Modernization and Optimization, as well as Applications Innovations Services.
Citizen Service Enablement. Our public sector customers rely on a range of business processes to deliver services to the public. Citizen service is a top priority for the U.S. federal government, and technology is a critical component. We apply our IT knowledge to business processes and functions, enabling our customers to deliver more efficient and effective customer services. We also help agencies provide citizens with a unified, consistent and user-friendly experience via their communication channel of choice. One way we do this is by moving from traditional face-to-face or telephone-based service delivery to providing 24/7 self-service options via web, mobile devices, speech recognition and interactive video. For example, we currently provide administrative, financial, human resources and procurement support services to NASA employees, applicants, contractors and university partners. We also handle more than six million contacts per year for the Federal Bureau of Investigation Criminal Instant Background Check program.
Classical Services. Our Classical Services focus on our ability to provide on-demand labor and to support legacy offerings on which our customers continue to rely. We provide IT competency support to customers who own and maintain their IT environments and are looking for a specific IT skill set or need to augment IT staff. Classical Services offers on-demand labor and staff augmentation that is scalable to meet standard and surge IT staffing needs. Our subject matter experts cover the areas of architecture, engineering, development projects, service operations and management. As new technologies emerge, we provide fresh talent to meet IT environment requirements. The focal point of our delivery approach is effective resource demand management with the defined, proven processes and tools to find the right talent for our customers. Benefits of this approach include reduced IT cost and risk, as well as improved response, compliance and performance. For example, under the Transportation Security Administration (“TSA”) Information Technology Infrastructure Program, we have approximately 300 personnel providing infrastructure, security, web application and help desk support for TSA users.
Converged Infrastructures. We deliver efficient and on-demand managed services anywhere – whether on the customer’s premises, at a partner data center or within one of our own data centers. We handle everything inside a data center, from power, space and cooling to management of the systems and processes. We form the process, security and technology-bridge between the stove piped legacy infrastructure and near-cloud-ready environments. Our specific range of services includes data center best practices, co-location, network, storage, compute, cyber, desktops, unified communications, enterprise service management and mobile. Through our on-demand services we are able to find innovative ways to address problems our customers encounter. For example, we partnered with the State of Louisiana to create the Integrated Technology Center in Bossier City, Louisiana, a delivery center possessing the highest level of security accreditation under the Federal Information Security Management Act which is being coupled with our coordinated technical curricula at Louisiana universities. The result is a secure government-focused, managed services center that supports all classification levels, is managed by custom trained employees and all at low cost. We also act as the managed services provider for the DHS’s Data Center, where we help migrate and consolidate its data center operations and introduce new technologies to cut costs and improve security and performance. All of our data centers are designed to host systems accredited by FedRAMP. FedRAMP assures that our data centers meet the standardized approach to security assessment, authorization, and continuous monitoring as specified by the National Institute of Standards and Technology. The certification also allows us to expand our addressable market and be able to integrate our data centers with other offerings while meeting regulatory requirements.
Application Modernization and Optimization. We help the U.S. federal, state and local governments modernize or transform existing, aging applications (both custom and commercial-off-the-shelf) and to map the transition to mobile and cloud solutions. Application modernization and optimization encompasses a broad range of offerings focused around application portfolio migration, transformation and modernization, including basic operations and maintenance support, migration to cloud platforms, consolidation, version upgrades and mobile enablement. Coupled with over 50 years of domain expertise in the areas of immigration, border, air transportation and military and civilian health, the benefits of our application modernization and optimization solutions include reduced cost and risk, along with increased agility and responsiveness to mission needs. For example, we employ our application modernization and optimization solutions to consolidate systems and modernize critical applications at both the U.S. Citizenship and Immigration Services and the Centers for Medicare and Medicaid Services.
Application Innovation Services. We build custom applications that help the U.S. federal government provide services to citizens, such as air safety for travelers and health coverage for the uninsured. We combine mature processes and relationships with key partners to deliver innovative applications built with leading edge and emerging technologies. Our application development services are powered by product offerings that enable faster time to mission, higher quality and cloud-independent applications. Some of these offerings include: FutureEdge, a suite of application modernization tools; AppWorks, a pre-configured agile application management platform; and Agility, a hybrid cloud management platform. With deep mission domain expertise, we serve as a trusted business advisor to help federal customers deliver services to the public more efficiently and effectively. Through our application innovation services, we built a single system for processing claims and payments for Medicaid and other programs for the North Carolina Department of Health and Human Services. This program, NCTracks, is the largest, most complex IT project in North Carolina history and the first public multi-payer system in the U.S. Working closely with the North Carolina Department of Health and Human Services on its existing 35-year-old system, we consolidated and streamlined several IT systems into one that is accessed through a single sign-on portal for a near real-time view of claims. In its first year, NCTracks processed 200 million claims and paid $10.3 billion to healthcare providers. The system delivers savings of $3 million per month to the state and pays nearly 100,000 providers faster and more often.
Next Generation Technology
Our Next Generation Technology offering brands address our ability to deliver cutting edge solutions to our customer’s most challenging problems leveraging innovations in cloud infrastructure, big data analytics, cyber security, and mobility. Our Next Generation Technology brands include: Custom Platform Services; Cloud Powered Commercial Solutions; Cloud Brokered Services and Big Data Science.
Custom Platform Services. We design, build, test, deploy and package secure mobile, web and traditional applications. Using an Agile (iterative and incremental) approach to system development, we deliver software releases more quickly without sacrificing quality, system integrity or system vulnerabilities. At the nexus between applications and infrastructure, our Custom Platform Services is a toolkit we offer to build and run mobile and cloud-native applications. We provide a full spectrum of services ranging from consulting and application development to deploying and operating mobile applications and specialized mobile infrastructure. To enable our customers to adapt to a more efficient “agile” culture, we bring lessons learned, experience, methodological leadership, and unique talent to help customers embrace incremental application development processes at scale and make the necessary changes to their governance, systems development life cycle, and security processes. We have led the migration from traditional “waterfall” approaches to development to agile practices at some of the larger applications programs in the U.S. federal government. Our integrated framework, AppWorks, allows for the collaboration of agile development teams to manage, design, develop, build, test and deploy their applications. By integrating AppWorks with the Agility Platform, application teams can achieve one-click deployment processes in which software is packaged, tested, and deployed onto a hybrid cloud along with all required supporting infrastructure and middleware. We offer access to next generation platform-as-a-service, enterprise class middleware, database technologies and performance monitoring tools that allow teams to predict and tune application performance prior to full deployment. At the U.S. Patent and Trademark Office, Environmental Protection Agency and in the Intelligence Community, multiple teams use our development and operations (“DevOps”) tools to increase efficiency and improve quality. For Intelligence Community customers, we have developed industry-leading big data application deployment platforms that support the acceleration of provisioning secure and scalable application environments. We have won multiple awards for agile development excellence based on our migration to agile development processes and adoptions of build automation, test automation, and deployment automation.
Cloud-Powered Commercial Solutions. We work with agencies to determine the best approach to migrating IT workloads to third-party, FedRAMP-certified cloud services, while meeting the government’s mission and security requirements. In recent years, adoption of a cloud-delivered solution model-or software-as-a-service-has accelerated across U.S. civil and defense agencies, as well as at the state level. We build and integrate software-as-a-service solutions, such as email and collaboration, customer relationship management, IT service desk, human resource management and enterprise content management. We provide agencies with a complete approach to implement software-as-a-service solutions, providing change management, training, support, communications, project management, architecture, transition and migration to support the customer’s transformation to software-as-a-service solutions. We work hand-in-hand with cloud providers to bring innovative cloud offerings and solutions such as Microsoft (Microsoft Office 365, CRM Online, SharePoint Online) and Salesforce (Customer Relationship Management or Service Cloud). For instance, we implemented a cloud software-as-a-service email and collaboration solution for over 55,000 FAA users across multiple email systems. This was accomplished with an extremely low error rate. Overall, our software-as-a-service solutions help customers:

•	increase agility;

•	reduce IT costs;

•	modernize applications;

•	improve capabilities, e.g., by adding mobility;

•	enhance business process efficiencies; and

•	support dynamic provisioning and scalability.
Cloud Broker Services. We provide a channel for U.S. federal agencies to buy, manage, and use FedRAMP- and DoD-approved hybrid cloud services with a single point of control via the Agility Platform. This scalable, on-demand, pay-for-what-you-use model allows customers to buy just the right amount to meet their needs. Agility enables a self-service, on-demand IT operating model with an easy-to-use, one-click cloud service deployment. As vendor-neutral, we are able to provide an independent assessment for customers, while our strategic partnerships with third-party cloud providers afford us the freedom to craft custom solutions based on the customer's specific requirements. We work with multiple third-party providers of cloud services from Amazon to Microsoft Azure, and offer our own cloud stacks. Cloud Broker, an offering in our Cloud Broker Services portfolio, is designed to enable our customers to define and enforce a set of extensible policies that can be used for workload placement, security compliance, access and workflow management and to achieve compliance with regulations in a systematic and effective manner. We have worked closely with several customers on their move to the cloud, including DHS, the Department of Health and Human Services and several intelligence agencies.
Big Data Science Solutions. We help customers derive value out of big data analytics. Specifically, we provide offerings using best-of-breed technologies including open source and traditional platforms to help government agencies derive mission value from big data. We design systems to enhance and maximize the user experience with data through intensive visualization. As an example, for the Army we created the Coral Reef application, an information system for visualizing complex data and links between data. We have also developed web-based tools to help decision makers in the defense and intelligence communities get information quickly, and specifically for their needs, from various data. For organizations that are considering whether and how to extract more value from big data, we help chart a path based on the customer’s specific mission.
Key Strengths
We bring several key competitive strengths:
History of Public Sector Delivery. We have 50+ years of public sector experience that combines an in-depth customer knowledge with our proven, next-generation IT and mission expertise.
Our People. Our passionate employees have a commitment to our customers’ mission blend business process, design, and technical capabilities.
Offering Brands. Our brands are a proven holistic approach to solving customer business challenges, drawing on best practices and technical expertise.
Next Generation. We are driving innovation through next-generation technology and solutions in cloud, big data, mobility and application solutions and services.
Alliance Partners. We have enhanced our technical and domain expertise with strategic partnerships that deliver innovative end-to-end solutions.
Technology Independence. Our flexible and informed point of view optimizes customers’ technology choices.
Strategic Vision: Leadership and Growth Strategy
To address the market trends within our competitive environment, we have developed a strategy that comprises three elements, Get Fit, Grow, and Lead:

1Get Fit: Continue with disciplined management of our overhead costs and general and administrative (“G&A”) expenses, as well as shift to performance-based contracts to improve operating income on existing programs, allowing us to reinvest in our business and improve our ability to compete in a “Lowest Price Technically Acceptable” environment. Implicit within our Get Fit strategy is the priority of driving excellence in executing programs, demand generation, proposals and capture.

2Grow: Despite the negative trends in overall IT spending by our customers and our own declining revenues over the past few years, we aim to capitalize on growth aligned with government priorities in hybrid cloud infrastructure, citizen benefit services, cloud-based analytics and health. We aim to continue to leverage our deep domain knowledge of our customers’ core missions and our intimacy with their data and critical work packages and grow our customer relationships through tailored offerings and mission-critical employees.

3Lead: Pursue the hybrid cloud migration market, driving policy- and governance-based integration of solutions in as-a-service and next-generation offerings in cloud, big data, software-as-a-service implementation and mobile computing. We expect the migration to the hybrid cloud will be enabled by an ecosystem of federally compliant partners. We also plan to invest internally on program management and delivery processes.
In the context of this strategy, we frame our priorities in terms of (1) the critical mission priorities of government agencies, (2) the government-wide mandate to improve efficiency and reduce cost and (3) the government’s long-term shift from buying expertise and platforms to purchasing hybrid cloud capabilities, mobile enablement, and as-a-service business outcomes.
The success of our business will depend on our ability to deliver solutions that generate real and measurable business results in terms of mission value and cost efficiency. Targeting specific growth areas in the government and rapidly adapting new next-generation solutions tailored to the public sector environment will be key. We expect to continue to work in concert with our next-generation IT partners to create, position and deliver innovative next-generation solutions from across our delivery capabilities to support our customers’ mission success which will be critical to our efforts to sustain and improve our market position.
Business Environment and Competitive Landscape
Market Overview
Flat Top Line Federal Budgets. We compete in an environment driven by federal budget constraints. The impact of flat top line discretionary budgets drives agencies to reduce expenditures on IT services and related vendor support services in favor of salaries, employee benefits, and other internal expenditures. We anticipate flat IT budgets over the next few years with reductions in hardware spending due to virtualization and cloud initiatives. While pent-up demand could stimulate modest growth in government spending over the next few years, there can be no assurances that any such growth will occur.
We expect DoD mission expenditures to continue to face headwinds as defense agencies continue to reduce program expenditures related to overseas contingency operations and equipment support. Within the market, we expect continued vendor oversupply to drive extremely competitive bidding on sustainment-related opportunities.
We see potential for positive developments in GFY 2016. Budget request figures released by the Office of Management and Budget in June 2014 projected IT expenditures for Civil agencies and the DoD to increase by 2% in GFY 2016, from $47.7 billion to $48.6 billion and from $30.4 billion to $30.9 billion, respectively. Budget request figures released by the Office of the Director of National Intelligence in February 2015 projected overall expenditures for Intelligence Community agencies to increase by 15% in GFY 2016, from $62.7 billion to $71.8 billion. We are also experiencing an increased number of requests to extend the period of performance for our large and most complex IT contracts, are observing increased procurement activity across the U.S. federal government and expect to see adjudications increase.
The GFY 2016 budget request, coupled with congressional additions through budget resolutions, will likely continue the trend of the last two years to negotiate sequester relief-first for defense spending and then for non-defense domestic discretionary spending. We expect another threatened government shut down by Congress and the passage of a series of continuing resolutions to keep the U.S. federal government funded, with the possibility that Congress will ultimately pass a full year continuing resolution. In the event Congress passes a full year continuing resolution, we would expect this to support our initiative to extend the period of performance for our largest and most complex IT contracts.
Market Shift to Applications Modernization. Since 2011, the government has delayed application enhancements and new application program starts in favor of data consolidation and IT efficiency initiatives. Consequently, the demand for IT services has been driven by infrastructure and cloud support opportunities, with a government focus on cost savings and new hybrid cloud approaches. According to industry sources, the infrastructure services market is expected to remain strong, driven by customer demand for data center consolidation activities and active engagement in new hybrid cloud-based initiatives. However, in a change from the past, the market for application support services is expected to begin to increase due to pent-up demand for application transformation and modernization. We anticipate a possible shift toward application modernization to meet future civilian and military requirements. Cloud, mobile and as-a-service solutions approved by FedRAMP are fostering new alternative approaches with which Chief Information Officers are beginning to engage.
Competitive Landscape
Increasing Competition. We compete against a broad range of companies including large defense contractors; diversified consulting, technology and outsourcing service providers; companies focused principally on the provision of services to the U.S. federal government; and small businesses that participate in the U.S. federal government market. We provide full-spectrum professional IT services to the U.S. federal government as well as state and local agencies and team with, and compete against, companies across this entire competitive landscape.
Large defense contractors are those companies capable of competing across our entire market space, possessing the reputation and ability to compete on large deals with any U.S. federal government agency and having the financial strength to manage and execute large-scale programs. Some of the large defense contractors we regularly compete with include Lockheed Martin, Northrop Grumman, Raytheon, Boeing, General Dynamics, SAIC and Leidos.

We compete against certain diversified consulting, technology and outsourcing service providers that participate in the public sector market. These are companies that, while lacking the breadth of public sector offerings and presence to compete broadly across the public sector market, are highly regarded and successful in the areas in which they do compete. Some of our competitors in this category include IBM, AT&T, Verizon, HP Enterprise Services, Dell, Accenture and CGI.
We also compete against companies that are focused principally on providing services to the U.S. federal government. These are companies that are highly specialized firms that have exceptional mission knowledge, customer intimacy or specific intellectual property that can make them major competitors in the markets that they serve. Some of our competitors in this category include CACI, Booz Allen, ManTech and ICF.
Emergence of Disruptive Players. There is a new set of disruptive players and service offerings that have recently emerged in the government market, led by Amazon Web Services, Microsoft Azure, Google, ServiceNow and other cloud providers. Salesforce recently received its FedRAMP approval which generated an immediate increase in government interest. Microsoft has implemented unique clouds tailored for specific segments of our market, which will include not only Office365, but the complete Azure offering. Amazon Web Services added hundreds of new features and services to their offering last year, with many of these improving security and compliance, and they are on track to make even more improvements this year. We plan to partner with the leading disruptive players, incorporating their offerings into our hybrid cloud business model to meet customer mission demand and their very specific and unique requirements, culture and rate of adoption.
Non-competition. The Master Separation and Distribution Agreement provides that CSC and we will be restricted from engaging in certain business activities in certain areas of the U.S. state and local government field and CSC will be restricted from engaging in certain business activities in the U.S. federal government field for a period of two years after the Distribution. See “The CSRA Transactions.”
Small Business. Finally, the federal market supports many small businesses through requirements and incentive programs to create entrepreneurial opportunities for small business owners. In order to support our customers’ use of these small business set-asides, we are implementing a “preferred” small business partner program to more effectively team and compete in this segment of the market.
Our People and Culture
People. Our success as a 50+ year strong IT, mission- and operations-related services provider is highly dependent on the excellent technical capabilities, high standards and ethics and the dedication of our people. Following consummation of the Mergers, with the inclusion of SRA, we employ approximately 19,000 employees, many of whom are deployed at customer sites throughout the U.S. Our headquarters are located in Falls Church, Virginia with major locations in Washington D.C., Virginia, Maryland, Kentucky, Alabama, North Carolina, New Jersey, New York and Louisiana. In Bossier City, Louisiana, we are in the process of deploying the Integrated Technology Center, our low-cost integrated delivery center, which we expect when fully functional will be supported by over 800 IT employees serving our customers across the business.
CLEAR Corporate Values. Our Corporate Values are CLEAR: Client-Focused, Leadership, Execution Excellence, Aspiration and Results. The CLEAR values give unifying focus and purpose to each of our 19,000 employees. No matter the industry, offering, region, or work site, our CLEAR values work to harmonize our culture and our approach to customer service. In today’s fast-paced, diverse workplace, our Values inform our instincts and represent common standards in an increasingly virtual enterprise. The uniformity of our Values aligns us as teammates from all layers and levels, and normalizes our interactions with customers, suppliers, alliance partners and respected competitors.
Ethics and Compliance. Our business’s commitment to ethics is unwavering, and our ethics and compliance program is designed to meet general governance and specific industry and regulatory requirements with a strategic focus on values, culture and performance with integrity. We know that strong risk management processes and effective internal controls-policies, procedures, training, audit and monitoring programs-are key components of well-run ethics and compliance organizations. Beyond these, however, we believe culture and values are intangible ingredients that make all the difference and so these are areas in which our executives and the program’s leadership are heavily invested.
Our code of business conduct makes clear our expectations for ethical leadership, performance with integrity, and compliance with company policies and the law. Our code makes clear the obligation we all have to report known or suspected misconduct; equally clear is our zero tolerance position on retaliatory behavior toward those who make such reports in good faith. We train employees annually on the principles of our Program and the contents of our code, which applies equally to all directors, officers, executives and employees of CSRA worldwide.
Security. Security is critically important to our customers and their mission and it is fundamental to business and a commitment to improving security is a core part of our corporate culture. We commit to performing our jobs with a measure of knowledge, experience and accountability. Equally as important as the skill and knowledge with which we perform our daily tasks is our commitment to honesty in our dealings with others and the integrity of the deliverables for which we are responsible. We show respect to one another, embrace our rich diversity and always lead by example. Our culture and business are strengthened and unified when we perform with integrity. This culture of ethics and performance with integrity is what we strive to promote and sustain every day.
Outstanding Talent Community. We have a longstanding culture, rich in mission and IT experience, which provides a foundation that is deep in customer domain knowledge and trust. Over 90% of our employees hold secret, top secret or top secret/sensitive compartmented information clearances and access. The majority of the workforce is technical in nature with over 70% having a bachelor’s degree or higher. Employees’ skills and talents range from entry level technologist to expert level professionals in software design and development, DevOps, network engineering, systems administration, programmer analyst, systems engineering, training, logistics, consulting, product development, customer support, scientist and next-generation IT including agile, cyber, cloud and mobility. We have thousands of employees doing every aspect of software and data engineering, half of which are engaged on Agile teams. We cover many development languages including .NET, C#, Java, Ruby, Groovy, Drupal and Python. Many use Open Source tools as their primary environment in both public and private clouds.
Our workforce is led by talented and experienced leaders that have cross-industry, technical and broad experience and the knowledge and experience to bring the best solutions to our customers’ most complex missions. Our executive leadership leverages extensive industry experience, across our defense, intelligence, health and civil markets, are recognized as leaders in their respective markets by our customers and partners, and have proven successful track records for performance and growth. Our strong succession planning and development means we have a deep bench of leaders coming up through the organization.
We invest heavily in our talent acquisition and staffing capabilities to ensure we are able to find and hire the most qualified candidates. We recruit excellent talent into the organization, with a key emphasis on our university relations and recruiting strategy, in order to build the emerging leaders and technologists of our future. Each year, we typically receive more than 100,000 applications, conduct more than 6,500 interviews and hire over 2,900 new personnel. In addition, we partner to hire those exiting the military through programs focused on wounded veterans and those with disabilities. We have over 3,500 self-identified veterans in our workforce today, one third of whom self-identified as having a disability. In 2015 we were recognized for being one of the best companies for veterans based on our population base as well as our practices, policies and culture.
Talent Development. We focus on continued development in four key areas: leadership, sales, program management and technical. We offer online and community-based educational opportunities, in addition to trainings offered by our partners in their respective areas. We promote an environment of continuous learning with strong educational assistance and certification benefits, along with individual development plans aligned with our growth strategy.
Intellectual Property
Our technical services and products are not generally dependent upon patent protection, although we do anticipate selectively seeking patent protection. Our proprietary intellectual property portfolio, which covers products, technical services, consulting, methodologies and know-how, is licensed to us by CSC and is protected by non-disclosure agreements, contractual arrangements and in the form of one or more of the following: trade secret, patent, copyright or trademark. Some of our proprietary intellectual property contains licensed third-party and open source components.
For our work under U.S. federal government funded contracts and subcontracts, the U.S. federal government obtains certain rights to data, software and related information developed under such contracts or subcontracts. These rights may allow the U.S. federal government to disclose such data, software and related information to third parties which may in some instances include competitors. In the case of our work as a subcontractor, our prime contractors may also have certain rights to data, information and products that we develop under the subcontract.
In connection with the Spin-Off, CSC granted us a perpetual, royalty-free, non-assignable license to certain know-how owned by CSC that we use to run our business. In addition, CSC granted us a perpetual, royalty-free, non-assignable license to certain software products, trademarks and work flow and design methodologies. During the first five years following the Spin-Off, the licenses granted to us will be restricted to use solely in connection with U.S. federal and certain U.S. state and local government customers. In addition, any improvements we make to such intellectual property or derivative works of such intellectual property that we develop will be assigned to CSC and licensed back to us subject to the same limitations on use. As a result of the scope limitation in our rights to use our intellectual property, our ability to effectively bid for or perform contracts for customers other than the U.S. federal government and certain U.S. state and local governments is extremely limited unless we acquire or independently develop, without making use of CSC’s intellectual property, other intellectual property that would permit us to do so. In addition, we granted CSC a non-exclusive, perpetual, royalty-free, fully paid-up, non-assignable license to any intellectual property acquired or developed by us within six months following the Spin-Off, including all intellectual property rights of SRA, for CSC’s use, which license is limited to use outside our field of U.S. federal and certain state and local government customers during the first five years following the Spin-Off.
Regulatory Matters
As a U.S. federal government contractor, our business is heavily regulated and our need for compliance awareness and business and employee support is great. We provide offerings to numerous U.S. federal government agencies and entities, including agencies of the DoD and the DHS. When working with these and other U.S. federal government agencies and entities, we must comply with laws and regulations relating to the formation, administration and performance of contracts, security and control of classified and unclassified information and information systems, international trade compliance, human trafficking, mandatory disclosure of “credible evidence” of a violation of certain criminal laws, the civil False Claims Act, or significant government overpayments in connection with the award or performance of a contract or subcontract. U.S. federal government contractors generally are subject to:

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FAR, and regulations supplemental to the FAR, which regulate the formation, administration and performance of U.S. federal government contracts. For example, FAR 52.203-13 requires contractors to establish a Code of Business Ethics and Conduct, implement a comprehensive internal control system and report to the government when the contractor has credible evidence that a principal, employee, agent or subcontractor, in connection with a government contract, has violated certain federal criminal laws, violated the civil False Claims Act or has received a significant overpayment;

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the False Claims Act and False Statements Act, which impose civil and criminal liability for presenting false or fraudulent claims for payments or reimbursement, and making false statements to the U.S. federal government, respectively;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with the negotiation of a contract, modification, or task order;

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the Procurement Integrity Act, which regulates access to competitor bid and proposal information and certain internal government procurement sensitive information, and our ability to provide compensation to certain former government procurement officials;

•	laws and regulations restricting the ability of a contractor to provide gifts or gratuities to employees of the U.S. federal government;

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post-government employment laws and regulations, which restrict the ability of a contractor to recruit and hire current employees of the U.S. federal government and deploy former employees of the U.S. federal government;

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laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes or determined to be “controlled unclassified information” or “for official use only” and the export of certain products, services, and technical data, including requirements regarding any applicable licensing of our employees involved in such work;

•	laws, regulations, and executive orders regulating the handling, use, and dissemination of personally identifiable information in the course of performing a U.S. federal government contract;

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laws, regulations, and executive orders governing organizational conflicts of interest that may restrict our ability to compete for certain U.S. federal government contracts because of the work that we currently perform for the U.S. federal government or may require that we take measures such as setting up a firewall around certain employees or restricting their future work activities due to the current work that they perform under a U.S. federal government contract;

•	laws, regulations and executive orders that impose requirements on us to ensure compliance with requirements and protect the government from risk related to our supply chain;

•	laws, regulations and mandatory contract provisions providing protections to employees or subcontractors seeking to report alleged fraud, waste, and abuse related to a government contract;

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the Contractor Business Systems rule, which authorizes DoD agencies to withhold a portion of our payments if we are determined to have a significant deficiency in our accounting, cost estimating, purchasing, earned value management, material management and accounting, and/or property management system; and

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the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. federal government contracts and require consistency of accounting practices over time.

We are also subject to oversight by the U.S. Office of Federal Contract Compliance Programs for federal contract and affirmative action compliance in the following areas:

•	Affirmative Action Plans;

•	Applicant Tracking;

•	Compliance Training;

•	Customized Affirmative Action Databases and Forms;

•	Glass Ceiling and Compensation Audits;

•	Desk and On-Site Audits;

•	Conciliation Agreements;

•	Disability Accessibility for Applicants and Employees;

•	Diversity Initiatives;

•	EEO Compliance;

•	E-Verify;

•	Internal Affirmative Action Audits;

•	Internet Recruiting and Hiring Processes;

•	OFCCP Administrative Enforcement Actions;

•	Record-Keeping Requirements; and

•	Sarbanes-Oxley Compliance.
The U.S. federal government routinely revises its procurement practices and adopts new contract rules and regulations. In order to comply with these laws and regulations, we participate in industry-wide associations that represent the industry perspectives on proposed regulations to the government, monitor proposed regulatory changes, maintain compliance staffs and conduct awareness and training for affected employees, such as our contracts staff or DCAA compliance team.
The U.S. federal government has a broad range of actions that it can instigate in order to enforce its procurement law and policies. These include proposing a contractor, certain of its operations or individual employees for debarment or suspending or debarring a contractor, certain of its operations or individual employees from future government business. In addition to criminal, civil and administrative actions by the U.S. federal government, under the False Claims Act, an individual alleging fraud related to payments under a U.S. federal government contract or program may file a qui tam lawsuit on behalf of the government against us; if successful in obtaining a judgment or settlement, the individual filing the suit may receive up to 30% of the amount recovered by the government.
Seasonality
The U.S. federal government’s fiscal year ends on September 30 of each year. It is not uncommon for U.S. federal government agencies to award extra tasks or complete other contract actions in the weeks before the end of its fiscal year in order to avoid the loss of unexpended fiscal year funds. In addition, we also have generally experienced higher bid and proposal costs in the months leading up to the U.S. federal government’s fiscal year end as we pursue new contract opportunities being awarded shortly after the U.S. federal government fiscal year end as new opportunities are expected to have funding appropriated in the U.S. federal government’s subsequent fiscal year.
Properties
As of June 12, 2015, we conducted our operations in approximately 100 locations occupying approximately 3 million square feet. Our major locations are in the District of Columbia, Maryland and Virginia, where we occupy approximately 1.5 million square feet, collectively. We have other significant facilities located in North Carolina, New Jersey and New York, where we occupy approximately 318,000, 214,000 and 211,000 square feet, respectively.
In addition, we operate from facilities in the states of Alabama, Arizona, California, Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Massachusetts, Minnesota, Nebraska, Ohio, Oklahoma, South Carolina, Texas and West Virginia and in the countries of Afghanistan, Argentina, Brazil, Colombia, Dominican Republic, Ethiopia, Guyana, Haiti, Jamaica, Mexico and Trinidad and Tobago. We consider our facilities to be well maintained and adequate to meet our current and projected needs.
We currently share space at several locations with other businesses of CSC. Following the Spin-Off, we expect to own approximately 150,000 square feet in Daleville, Alabama and 265,000 square feet in Falls Church, Virginia and to lease approximately 2.8 million square feet at over 90 locations pursuant to leases assigned to us by CSC or subleased from CSC. At four of these locations, in Falls Church, Virginia, El Segundo, California, Sterling, Virginia and Hanover, Maryland, we expect to be co-located with CSC following the separation, in appropriately segregated space, pursuant to lease or sublease arrangements between CSC and us.

Following is a summary of properties we expect to own or lease following the Spin-Off.
Properties Owned	Approximate Square Footage	General Usage
Daleville, Alabama	150,000	General Office
Falls Church, Virginia	265,000	Corporate Headquarters

Properties Leased	Approximate Square Footage	General Usage
Alabama	78,000	General Office
Arizona	6,000	General Office
California	83,000	General Office
Colorado	12,000	General Office
District of Columbia	195,000	Computer and General Office
Florida	10,000	General Office
Georgia	10,000	General Office
Illinois	15,000	General Office
Indiana	3,000	General Office
Iowa	4,000	General Office
Kentucky	34,000	General Office
Louisiana	41,000	Computer and General Office
Massachusetts	8,000	General Office

Maryland	699,000	Computer and General Office
Minnesota	2,000	General Office
North Carolina	318,000	Computer and General Office
Nebraska	6,000	General Office
New Jersey	214,000	General Office
New York	211,000	General Office
Ohio	21,000	General Office
Oklahoma	1,000	General Office
South Carolina	7,000	General Office
Texas	69,000	Computer and General Office
Virginia	580,000	Computer and General Office
West Virginia	14,000	General Office
Argentina	3,000	Consular/Visa Services
Brazil	62,000	Consular/Visa Services
Colombia	18,000	Consular/Visa Services
Dominican Republic	4,000	Consular/Visa Services
Guyana	2,000	Consular/Visa Services
Haiti	2,000	Consular/Visa Services
Jamaica	3,000	Consular/Visa Services
Mexico	75,000	Consular/Visa Services
Trinidad and Tobago	2,000	Consular/Visa Services
Total Leased Properties	2,812,000
Legal Proceedings
Our performance under our contracts and our compliance with the terms of those contracts and applicable laws and regulations are subject to continuous audit, review and investigation by the U.S. federal government, state governments and other regulatory authorities. Given the nature of our business, these audits, reviews and investigations may focus on, among other areas, labor time reporting, sensitive and/or classified information access and control, executive compensation and post-government employment restrictions. We are not always aware of our status in such matters, but we are currently aware of certain pending audits and investigations involving labor time charging. In addition, from time to time, we are also involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with customers and contractors, intellectual property disputes and other business matters. These legal proceedings seek various remedies, including monetary damages in varying amounts or are unspecified as to amount. Although the outcome of any such matter is inherently uncertain and may be materially adverse, based on current information our management does not expect any of the currently ongoing audits, reviews, investigations or litigation to have a material adverse effect on our financial condition, cash flows or results of operations other than as discussed below.
Under the terms of the Master Separation and Distribution Agreement we will be responsible for and will indemnify CSC for any liabilities arising from claims, disputes and other matters relating to our business. Set forth below is a description of certain actions brought against or involving CSC that relate to our business and for which we are now responsible following the Spin-Off. See also “Commitments and Contingencies—Contingencies” in the notes to our historical financial statements included elsewhere in this prospectus.
Unless otherwise noted, we are unable to develop a reasonable estimate of a possible loss or range of losses associated with the following contingent matters at this time:
Strauch et al. Fair Labor Standards Act Class Action
On July 1, 2014, plaintiffs filed Strauch and Colby v. Computer Sciences Corporation in the U.S. District Court for the District of Connecticut, a putative nationwide class action alleging that CSC violated provisions of the Fair Labor Standards Act (“FLSA”) with respect to system administrators who worked for CSC at any time from June 1, 2011 to the present. Plaintiffs claim that CSC improperly classified its system administrators as exempt from the FLSA and that CSC therefore owes them overtime wages and associated relief available under the FLSA and various statutes, including the

Connecticut Minimum Wage Act, the California Unfair Competition Law, California Labor Code, California Wage Order No. 4-2001, and the California Private Attorneys General Act. The relief sought by plaintiffs includes unpaid overtime compensation, liquidated damages, pre- and post-judgment interest, damages in the amount of twice the unpaid overtime wages due, and civil penalties.
CSC’s position is that its system administrators have the job duties, responsibilities, and salaries of exempt employees and are properly classified as exempt from overtime compensation requirements. CSC’s Motion to Transfer Venue was denied in February 2015.
On June 9, 2015, the Court entered an order granting the plaintiffs’ motion for conditional certification of the class of system administrators. The Strauch putative class includes more than 6,400 system administrators, of whom 2,921 are employed by us and the remainder of whom are employed by CSC. Courts typically undertake a two-stage review in determining whether a suit may proceed as a class action under the FLSA. In its order, the Court noted that, as a first step, the Court examines pleadings and affidavits, and if it finds that proposed class members are similarly situated, the class is conditionally certified. Potential class members are then notified and given an opportunity to opt in to the action. The second step of the class certification analysis occurs upon completion of discovery. At that point, the Court will examine all evidence then in the record to determine whether there is a sufficient basis to conclude that the proposed class members are similarly situated. If it is determined that they are, the case will proceed to trial; if it is determined they are not, the class is decertified and only the individual claims of the purported class representatives proceed. Our position in this litigation continues to be that the employees identified as belonging to the conditional class were paid in accordance with the FLSA.
Plaintiffs are filing an amended complaint to add additional plaintiffs and allege violations under Missouri and North Carolina wage and hour laws. We do not believe these additional claims differ materially from those in the original complaint. The next stage in the litigation will be a motion for class certification, which is currently due from plaintiffs in January 2016.
CECOM Rapid Response Demand Letter
On July 12, 2013, the U.S. Army’s Communications-Electronics Command (“CECOM”) issued a demand letter based upon DCAA audit reports and Forms 1, for reimbursement in the amount of $235 million in costs that CSC allegedly overcharged under its Rapid Response (“R2”) contract (Contract No. DAAB07-03-D-B007) by placing CSC, interdivisional, teammate, and vendor employees in R2 labor categories for which they were not qualified. CSC’s position has been that, in most instances, the individuals in question met the contract requirements for their labor categories, and that, in all instances, DCAA and CECOM have ignored the value the government received for CSC’s work. CSC and CECOM have engaged in discussions in an attempt to resolve this issue but, at this point in time, there can be no assurance that the parties will be able to resolve their differences, in which case CSC or CSRA would litigate this matter.
NetCracker Technology Corp.
In August 2013, CSC received a Civil Investigative Demand from the U.S. Department of Justice’s Civil Division seeking documents and information regarding CSC’s contract with the Defense Information Systems Agency (“DISA”) and its subcontract with NetCracker Technology Corp. (“NetCracker”). Since that time, CSC has cooperated with a government investigation into issues on this subcontract. On March 26, 2015, CSC received a letter from the Civil Division claiming that CSC violated the False Claims Act and breached its contract with DISA based upon actions taken by NetCracker in performing its work on the subcontract. CSC has taken the position that it has not engaged in any conduct that would violate the False Claims Act. In October 2015, CSC and the government reached a $1.35 million agreement to settle this matter based upon the government’s claim for breach of contract as a result of the actions of NetCracker, CSC’s directed subcontractor, which violated the terms of CSC’s contract with DISA. NetCracker agreed to pay the government $11.4 million to settle this matter.
Contract Disputes Act Pension Curtailment Claim
CSC’s Board approved an amendment to freeze our principal U.S. pension plan effective May 20, 2009. At the freeze of benefits, which constituted a curtailment, CSC performed the calculation delineated in CAS 413-50(c)(12) which resulted in a deficit of approximately $169.4 million that CSC was entitled to recover from the U.S. federal government. The annual amount included in the indirect rates through Fiscal 2025 is approximately $9.3 million. As of March 30, 2015, and by informal agreement, CSC has recovered approximately $138.9 million through indirect costs charged to U.S. federal government contracts of CSC’s North American Public Sector. Although CSC has continued to recover the deficit through its indirect rates, it elected to file a claim under the Contract Disputes Act on March 30, 2015, to preserve its rights should the government elect to change the recovery process. The claim was filed with the DCMA for $30.4 million representing the U.S. federal government’s share of the unrecovered pension deficits and an additional $30.9 million to account for interest permitted under CAS when payments are amortized. The DCMA decision was due in August 2015; however, DCMA has requested additional time to decide the claim. If the claim for the unrecovered amount is denied, as a successor to the CAS-covered contracts, we will file an appeal with either the Armed Services Board of Contract Appeals or the U.S. Court of Federal Claims. Since the claim was filed, CSC has continued to recover through its indirect rates.
CSC accrues a liability when management believes that it is both probable that a liability has been incurred and that the amount of loss can be reasonably estimated under ASC 450. CSC believes it has appropriately recognized liabilities for any such matters. In addition to the matters noted above, CSC is currently party to a number of disputes that involve or may involve litigation. Regarding other matters that may involve actual or threatened disputes or litigation, CSC, in accordance with the applicable reporting requirements, provides disclosure of such matters for which the likelihood of material loss is reasonably possible. CSC assessed reasonably possible losses for all other such pending legal or other proceedings in the aggregate and concluded that the range of potential loss is not material.
CSC also considered the requirements regarding estimates used in the disclosure of contingencies under ASC Subtopic 275-10, Risks and Uncertainties. Based on that guidance, CSC determined that supplemental accrual and disclosure was not required for a change in estimate that involves contingencies because CSC determined that it was not reasonably possible that a change in estimate will occur in the near term. CSC reviews contingencies during each interim period and adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case.
Other Contingency
Maryland Medicaid Enterprise Restructuring Project
After competitive bidding, on March 1, 2012, CSC was awarded the Maryland Medicaid Enterprise Restructuring Project (“MERP”) contract by the State of Maryland (the “State”) to modernize the Medicaid Management Information System, a database of Medicaid recipients and providers used to manage Medicaid reimbursement claims. The MERP contract is predominately fixed-price. Since the date the MERP contract was awarded, U.S. federal government-mandated Medicaid IT standards have been in considerable flux. The State directed CSC to include additional functionality in the system design to incorporate new federal mandates and guidance promulgated after the base scope of the contract was finalized. Further, the State declined to approve contract modifications to compensate CSC for this additional work.
As a result of the State’s refusal to amend the MERP contract and equitably adjust the compensation to be paid to CSC and, in accordance with prescribed State statutes and regulations, CSC filed a certified contract claim in September 2013, which after various procedural developments is now pending before the Maryland Board of Contracts Appeals (the “State Board”).
On August 22, 2014, the State unilaterally suspended performance under the contract for 90 days and repeatedly extended the suspension until providing a Notice of Default termination in October 2015.
As the result of the suspension and other actions and inactions by the State in performance of its obligations under the Contract, in October 2014, CSC filed additional contract claims under various legal theories, such that currently the total amount claimed by CSC is approximately $80 million.
Although between April 2015 and September 2015, CSC and the State were in settlement negotiations to restructure the program and resolve all issues, including CSC’s contract claims, on September 14, 2015, the State orally advised us that the Governor elected to abandon the contract settlement and restructuring discussions and directed the State to terminate the contract. On October 14, 2015, the State provided us with a Notice of Default Termination. When a contract is terminated for default, Maryland procurement regulations allow the State to procure substitute performance, with the contractor being liable for any excess reprocurement costs. Any State claim against us arising from a default termination for reprocurement costs would be appealable by us to the State Board, as is the default termination itself. The State has not asserted a claim for reprocurement costs and, were it to do so, we believe such a claim would be meritless and unsupported by the facts.
We intend to challenge the legal basis of the State’s termination for default and seek to convert it to a convenience termination through litigation at the State Board. As we proceed with the litigation, we expect to consolidate all of our claims against the State with any State claim arising from the default termination. We will litigate on behalf of CSC and indemnify CSC for the costs of litigation and any other costs or liabilities CSC may incur in the litigation. Recovery by CSC will be credited to us. Management has evaluated the recoverability of assets related to this contract in light of these developments and concluded that no adjustments to our financial statements are required.

BUSINESS OF SRA
Overview
On November 30, 2015, following the Mergers, SRA became an indirect wholly-owned subsidiary of CSRA. We expect to integrate the business of SRA to operate in accordance with CSRA’s operating model, operating in two industry verticals, which are also CSRA’s reportable segments: Defense and Intelligence and Civil. See “Business of CSRA.” The following description reflects the historical business of SRA as reported in the SRA Form 10-K for the annual period ended June 30, 2015.
SRA is a leading provider of sophisticated IT and professional services to the U.S. federal government. SRA services help SRA government customers address complex IT needs in order to achieve their missions more effectively, while also increasing efficiency and reducing expenses. Approximately 70% of SRA’s revenue is derived from IT service offerings, including software and systems development, network infrastructure and cloud services, and cybersecurity, with the remaining 30% derived from domain-specific professional services in areas such as intelligence analysis, bioinformatics and health sciences, energy and environmental consulting, and enterprise planning and resource management. SRA’s business has an operating model, characterized by recurring revenues, diverse multi-year contracts, and strong free cash flow conversion.
SRA believes that the large size of its addressable market and SRA’s focus on higher growth areas of the market provide it with ample opportunities to grow. SRA estimates, based in part on data from the Federal Procurement Data System, or FPDS, that the U.S. federal government spent approximately $125 billion in government fiscal year 2014 with third parties on the types of IT and professional services that SRA provides, which SRA refers to as its addressable market. Within SRA’s addressable market, SRA generated approximately 78% of its revenue in fiscal 2015 from the health, civil, intelligence, homeland security, and law enforcement end markets. According to reports of International Data Corporation (“IDC”) (issued March 2015 and July 2015) spending by the federal government in the health and civil IT markets is forecasted to grow 5.1% annually from government fiscal year 2014 to 2019, which compares to a forecasted compound annual growth rate (“CAGR”) of 0.5% for spending in the federal Department of Defense (“DoD”), IT markets over the same period. In addition, SRA generated approximately 22% of its revenue in fiscal 2015 from the defense end market, where it focuses on technically complex IT services with long-term demand drivers, such as cybersecurity, mobility, big data, data center optimization, common networking infrastructure, cloud and supporting applications. More than half of SRA’s fiscal 2015 revenue from the defense end market came from services areas such as joint operations and other Unified Combatant Commands. According to IDC, these services areas of the federal DoD IT market make up more than a third of the entire federal DoD IT market and are forecasted to grow at a CAGR of 3.6% from government fiscal year 2014 to 2019. Less than 2% of SRA’s fiscal 2015 revenue was derived from the declining portion of the defense end market tied to Overseas Contingency Operations (“OCO”), funding.
In addition to focusing on attractive and growing segments of its addressable market, SRA has invested in business development capabilities that it believes will enable it to continue to grow its market share. Since 2011, SRA has nearly doubled headcount in its business development functions, while also reorganizing its resources to more effectively pursue and win new business in its target markets. Through these efforts, SRA increased the volume of new contract opportunities for which its submitted bids from $2.2 billion in fiscal 2011 to $6.1 billion in fiscal 2015. SRA has also enhanced the quality of its business development process by identifying and pursuing new business opportunities earlier and focusing on contracts where SRA’s services are differentiated from its competitors. As a result, SRA has maintained stable new business win rates in both fiscal 2014 and fiscal 2015 and increased new business contract wins from $334 million in fiscal 2012 to $542 million in fiscal 2015.
SRA’s revenue is diversified across more than 900 unique contracts, with no single government agency representing more than 10% of revenue and no single contract representing more than 5% of revenue for the year ended June 30, 2015. Moreover, SRA has an attractive mix of contract types with approximately 73% of its fiscal 2015 revenue generated from fixed-price or time-and-materials contracts, which typically generate higher margins than cost-plus-fee contracts.

SRA’s business model consists of multi-year contracts with high revenue visibility, attractive margins, and strong free cash flow conversion. SRA typically serves its customers under long-term contracts that span three to seven years, and SRA has served many of its customers for more than 20 years. SRA’s long-term contracts and relationships provide it with high revenue visibility, with average contract lengths of approximately five years as of June 30, 2015. See “Regulatory Matters”—“U.S. Government Contracts.” Further, SRA’s $3.4 billion of total backlog as of June 30, 2015 represents approximately 2.5 times fiscal 2015 revenue, providing it with a base of future revenues supported by existing contracts. SRA believes that its strong margin profile is due to the sophisticated nature of its work, efficient operating structure, and favorable mix of contract types. In addition, with capital expenditures of less than 1% of revenue and low working capital requirements, SRA has historically had strong free cash flow conversion, allowing it to generate approximately $412 million of cash available for debt reduction or acquisitions since the Providence Acquisition in July 2011. On March 31, 2011, SRA entered into an Agreement and Plan of Merger with affiliates of Providence Equity Partners L.L.C. (“Providence”), and on July 20, 2011 SRA completed the transaction, which is referred to in this prospectus as the “Providence Acquisition,” whereby funds affiliated with Providence together with SRA’s founder, Dr. Volgenau, acquired all of the equity interests in SRA.
SRA’s Opportunity
SRA believes that it is well-positioned to take advantage of the growing needs of its customers for sophisticated capabilities and services within the large government market for IT and professional services.
Large addressable market that provides ample opportunity for us to grow. SRA estimates that the U.S. federal government spent approximately $125 billion in government fiscal year 2014 with third parties on the types of IT and professional services that its provides. SRA believes that this overall addressable market is poised to grow, as the administration’s fiscal year 2016 budget request proposes to increase IT spending by $1.4 billion (from $78.1 billion to $79.5 billion), or 1.8%, across substantially all of its end markets over the 2015 budget request level. Due to the large size of the market and SRA’s estimated market share of 1.1% based on fiscal 2015 revenues, SRA believes that there are ample new business opportunities to drive revenue growth and take market share by leveraging the sophisticated nature of its capabilities. SRA also believes that it has a differentiated position in its addressable market due to its broad footprint across more than 150 agencies in the health, civil, intelligence, homeland security, law enforcement and defense end markets, which allows it to be selective with the opportunities that it pursues and to focus on segments that are experiencing growth.
Increased government demand for IT and professional services. SRA believes the U.S. federal government is in the process of transforming its IT infrastructure and software systems in order to increase efficiency and reduce expenses. For example, guidance from the Office of Management and Budget, or OMB, mandates that federal agencies transform their IT infrastructures to realize cost savings through data center consolidation and utilization of innovative technologies, such as cloud computing. In order to rapidly address this transformation by the most efficient available means, the federal government frequently engages professional services providers, like SRA, who have expertise in and focus on IT and related professional services. The capabilities and expertise SRA provides address the priority areas of IT investment for the federal government, including cloud computing, cybersecurity, and Agile-based software development methodologies. The government’s investment and increased spending in cloud computing is generating new opportunities in areas such as cloud readiness assessments, cloud deployment strategies, and integrated security solutions, including privacy and protection of data stored in the cloud. As a result, Deltek’s October 2014 report predicts that the market for cloud computing services will increase from $2.4 billion in government fiscal year 2015 to $6.5 billion in government fiscal year 2019, a CAGR of approximately 28%. In addition, evolving cyber threats, the pace of technological change, and increasing reliance on mobile solutions make cybersecurity a global priority and an imperative for SRA’s government customers. Deltek estimates that the market for non-classified cybersecurity services will grow to $10 billion by government fiscal year 2019.
Focus on higher growth end markets. Many of SRA’s end markets are forecasted by IDC to grow faster than overall government IT spending. Of note, 78% of SRA’s fiscal 2015 revenue is derived from the health, civil, intelligence, homeland security, and law enforcement agencies of the U.S. federal government. Within this market, health and civil agencies formed the largest component of federal government spending on IT, at $44 billion for government fiscal year 2014. Overall, the health and civil IT markets are forecasted by IDC to increase spending at a CAGR of 5.1% from government fiscal year 2014 to 2019, which compares to a forecasted CAGR of 0.5% for spending in the federal DoD IT market over the same period. In particular, many of the largest and most sophisticated customers of SRA’s Health and Civil group are expected to experience even stronger IT spending growth over the same period, including IDC-forecasted CAGRs of 6.5% at the Department of State, or DoS, 8.5% at the Department of Health and Human Services, or HHS, and 9.5% at the Department of Veterans Affairs, or VA. In addition, more than half of SRA’s fiscal 2015 revenue from the defense end market came from services areas such as joint operations and other Unified Combatant Commands. According to IDC, these services areas of the federal DoD IT market make up more than a third of the entire federal DoD IT market and are forecasted to grow at a CAGR of 3.6% from government fiscal year 2014 to 2019.
SRA’s Business Groups
Following the Mergers, SRA became an indirect wholly-owned subsidiary of CSRA. As noted above, we expect to integrate the business of SRA to operate in accordance with CSRA’s operating model, operating in two industry verticals: Defense and Intelligence and Civil. As reported in the SRA Form 10-K for the annual period ended June 30, 2015, SRA has been organized into two business groups: Health & Civil (52% of revenue for fiscal 2015) and National Security (48% of revenue for fiscal 2015). Both business groups experienced similar operating trends and economic characteristics in fiscal 2015 as compared to fiscal 2014. The following identifies the markets where SRA provides services and emphasizes the level of diversification within the federal government in which it serves.
Health & Civil Group
Health
Health, which was the fastest growing component of SRA’s business in fiscal 2015, represented approximately 26% of SRA’s revenue for fiscal 2015 and 22% for fiscal 2014. SRA believes demand for federal health IT services will continue to expand due to demographic trends, data privacy concerns, and the increased infrastructure required to support the Patient Protection and Affordable Care Act of 2010. SRA believes that it is well-positioned to take advantage of these trends in the federal health landscape, due to its extensive domain knowledge across key areas of the health market, combined with its technical expertise. SRA provides these combined IT services and domain expertise to a broad base of health customers through key contract vehicles and contracts that are used by health agencies to procure such services. SRA’s primary customers in the health market include the HHS operating divisions, such as the National Institutes of Health, Health Resources and Services Administration, the Centers for Disease Control and Prevention, the Centers for Medicare and Medicaid Services, and the Food and Drug Administration, as well as the VA and other military health customers.
Civil Agencies
Revenue earned from SRA’s civil government business represented approximately 26% of SRA’s revenue for fiscal 2015 and 32% for fiscal 2014. SRA believes SRA has a differentiated position in the civilian market due to SRA’s broad footprint across civilian agencies, which allows it to be selective with the opportunities that it pursues and to focus on high growth areas. SRA’s current work includes contracts supporting the Department of Agriculture, the DoS, the Department of Transportation, the Environmental Protection Agency, the Department of Energy, and the Government Accountability Office, among many others.
National Security Group
Intelligence, Homeland Security, and Law Enforcement
SRA derived approximately 26% of its revenue in fiscal 2015 and 23% in fiscal 2014 from customers in the intelligence, homeland security, and law enforcement market. This market has an ongoing need for sophisticated solutions to help protect the nation from terrorist and other attacks and to carry out core functions, such as transportation security, cybersecurity, counter-terrorism, enforcement and administration of immigration laws, intelligence analysis, disaster preparedness, and border security. SRA believes its differentiated expertise in this market lies in its ability to apply analytical, IT-enabled approaches to evaluate and counteract terrorist networks, criminal groups, and other organizations that represent a threat to national security. SRA believes that its experience addressing these challenges and its extensive team of experts with requisite security clearances have solidified its position as a leader in this market. SRA’s primary customers in this market include agencies and organizations within the U.S. Intelligence Community, the Department of Homeland Security, or DHS, Department of Justice, and a limited number of state and local law enforcement agencies.
Defense
SRA’s defense business represented approximately 22% of its revenue for fiscal 2015 and 23% for fiscal 2014. Within the defense market, SRA is predominantly focused on technically complex and mission-critical services that have disproportionate government focus and spending, including special forces organizations and joint commands that support high-profile missions. As a result SRA believes it faces fewer government award determinations based solely on price as compared to the broader defense market. In addition, SRA has limited exposure to areas that face pressure from the drawdown of troops overseas, including OCO spending, which accounted for less than 2% of its revenue in fiscal 2015. SRA’s key customers in the defense market include the U.S. Air Force, U.S. Navy, U.S. Army, U.S. Marine Corps, U.S. European Command, U.S. Africa Command, U.S. Special Operations Command, and a number of other Unified Combatant Commands and joint operations, as well as independent defense agencies.
SRA’s Core Capabilities
SRA strives to be a trusted partner to government agencies, supporting their most important IT programs on an outsourced basis, so that they can achieve their missions more effectively, while also increasing efficiency and reducing expenses. SRA maintains technical talent across all of its core capabilities, including software and systems development, infrastructure services, cloud computing and migration services, cybersecurity, business intelligence and big data, and mobile solutions. SRA also has in-house personnel that provide domain-specific expertise and professional services in key areas of focus for the federal government. In order to deliver the most effective solutions as quickly and efficiently as possible, SRA organizes its technical talent into both customer-focused groups and capability-based groups, ensuring that all of its customers have access to its strongest talent and best technical solutions. SRA believes this organization enhances its ability to provide advanced and differentiated capabilities throughout its customer portfolio. SRA’s core capabilities include:
Software and Systems Development. SRA leverages advanced software practices, architectures, and technologies to deliver customized solutions for its customers that meet the challenges of expanding data sets, mobile work forces and domain-specific requirements. For example, SRA took over modernization efforts for DHS Customs and Border Protection’s, or CBP’s, automated cargo environment in 2014. This large, complex system manages the import and export processes for all cargo entering and exiting the United States. By employing Agile-based methodologies, including its Agile for Gov® solution, SRA helped CBP develop an electronic data interchange and improved CBP’s capabilities in message processing, account management, daily/monthly statements, and workflow for inspectors.
Infrastructure and Cloud Services. SRA helps its customers transform and manage their IT infrastructure solutions to meet growing data storage and access needs by providing cloud computing services, mobile solution development, data center consolidation and management, and networks, server and storage engineering. For example, AcuITy Insightful Solutions®, or AcuITy, is SRA’s award-winning approach to IT strategic planning. AcuITy is a tool SRA has developed in order to save its customers time and effort in their IT investment decision making. To date, several of SRA’s customers, including the U.S. courts, the Army National Guard and the National Institutes of Health, have utilized AcuITy to incorporate their unique objectives, budget considerations, and mission priorities into a decision framework developed with SRA’s institutional knowledge, expertise, and proprietary empirical data. AcuITy generates a customer-specific roadmap, optimizing the efficiency and effectiveness with which its customers can deploy IT investment.

Cybersecurity. SRA meets the growing needs of its government customers to implement and improve cybersecurity capabilities by designing and implementing cybersecurity solutions. SRA has more than 14 years of computer network defense and operations experience and SRA currently operates some of the largest cybersecurity operations centers within the U.S. federal government, positioning it to assist it customers with evolving threats. For example, since 2008 SRA has provided a secure worldwide cyber environment for the DoS, Diplomatic Security. SRA provides comprehensive cyber protection services that focus on strengthening the overall DoS cyber capability through technical, engineering, management, operational, logistical, and administrative support. In doing so, SRA aligns cybersecurity activities and policies in a mission-integrated manner to enhance cyber intelligence and insider threat programs using a number of diverse tools and solutions, including security information and event management and portal security solutions.
Domain-Specific Services. SRA provides a broad array of differentiated domain-specific professional services including intelligence analysis, bioinformatics and health sciences, energy and environmental consulting, and enterprise planning and resource management. SRA’s experts apply their extensive domain knowledge to help organizations better understand and address challenges and meet mission requirements. For example, SRA’s research scientists and public health specialists work collaboratively with HHS federal research and public health organizations providing bioinformatics, high throughput computing big data analytics, and disease surveillance and epidemiology services aimed at enhancing the pursuit of disease detection, prevention, treatment, and outbreak response.
SRA’s Strengths
SRA believes the following are its key strengths:
Strong presence in attractive end markets. SRA believes that its contract mix is focused on the most attractive end markets within its estimated $125 billion addressable market. In fiscal 2015, SRA generated approximately 78% of its revenue from the health, civil, intelligence, homeland security, and law enforcement end markets and approximately 22% of its revenue from the defense end market, where it focuses on technically complex IT services with long-term demand drivers. The health and civil IT markets are forecasted by IDC to grow at a CAGR of 5.1% from government fiscal year 2014 to 2019, which compares to a forecasted CAGR of 0.5% for spending in the federal DoD IT markets over the same period. In addition, less than 2% of SRA’s fiscal 2015 revenue was derived from the declining portion of the defense end market tied to OCO funding.
Diversified base of customers and contracts. SRA’s revenue is diversified across more than 900 unique contracts, with no single government agency representing more than 10% of revenue and no single contract representing more than 5% of revenue for the year ended June 30, 2015. SRA’s broad array of government-wide acquisition contracts (“GWACs”), and indefinite delivery/indefinite quantity (“ID/IQ”), contract vehicles allows it to pursue opportunities across the vast majority of the departments of the U.S. government it serves, which SRA believes positions it well to capture new business.
Trusted partner with longstanding relationships across broad customer base. During a nearly 40-year history, SRA has established deep and enduring relationships across its key customers, serving many of its over 150 customer agencies for more than 20 years. SRA’s workforce is highly integrated with the operations of its customers, with a majority of its professionals working on-site alongside the customers they serve. These relationships afford SRA differentiated insight into the IT and domain-specific needs of its customers and allow it to engage with customers long before a formal request for proposals (“RFP”), for a new procurement is ever released. Today, SRA’s approach to pursuing new business opportunities includes pre-RFP engagement of 12-18 months, during which time SRA’s customers may consider its input as they define the breadth and scope of their long-term IT plans, and the requirements to be solicited.
Extensive business development capabilities. Since 2011, SRA has nearly doubled headcount in its business development functions, while also reorganizing its resources to more effectively pursue and win new business in its target markets. SRA believes this investment will continue to yield meaningful growth opportunities going forward. For example, SRA increased the volume of bids it submitted for new prime contract opportunities from approximately $2.2 billion in fiscal 2011 to approximately $6.1 billion in fiscal 2015. At the same time, SRA has made investments to increase the quality of its contract bids, and, as a result, new business wins have increased from $334 million in fiscal 2012 to $542 million in fiscal 2015.
Attractive business model with strong free cash flow conversion. SRA’s business model is characterized by long-term revenue visibility, attractive margins, and strong free cash flow conversion. SRA operates its business through multi-year contracts that generally range from three to seven years. As a result, SRA has a $3.4 billion total backlog as of June 30, 2015, which represents approximately 2.5 times fiscal 2015 revenue. SRA also has low capital needs, with capital expenditures representing less than 1% of revenue in each of the last three fiscal years and minimal working capital requirements. These factors have allowed it to generate approximately $412 million of cash available for debt reduction or acquisitions since the Providence Acquisition in July 2011.
High-performance culture and management team. SRA’s enduring values of Honesty and Service® have been in place since its inception and represent SRA’s commitment to acting with integrity, delivering quality work and customer satisfaction, taking care of its employees, and serving its country and communities. SRA is inspired by its customers’ missions and it provides who it believes are the best people, working together to generate the best ideas and deliver the best possible performance. SRA has built upon that foundational culture since 2011 by investing in leadership development programs that extend several layers into its organizational structure. In recent years, SRA has promoted many strong performers into new leadership roles, resulting in an average tenure of over 11 years among its senior management team. In the process, SRA has cultivated what SRA believes is a powerful culture focused on providing value to SRA’s customers, hard results, enterprise growth, and cost efficiency.
SRA’s Strategy
The key elements of SRA’s growth strategy are to:
Invest in growth. SRA continues to invest in its business development capabilities and other drivers of growth in order to capitalize on opportunities to increase its market share within its large addressable market. SRA approaches new business opportunities with a rigorous pursuit process, ensuring effective customer engagement and customer understanding of its sophisticated IT and professional services. SRA leverages the extensive customer knowledge and relationships of its business development professionals to position itself for new business opportunities well in advance of the release of a request for proposal, which SRA has found greatly improves its chances of success. Through these efforts, SRA increased the volume of new contract opportunities for which SRA submitted bids from $2.2 billion in fiscal 2011 to $6.1 billion in fiscal 2015. In addition, new business wins have increased from $334 million in fiscal 2012 to $542 million in fiscal 2015.
Maintain a rigorous opportunity selection process. SRA aims to identify the most attractive new business opportunities across all of its end markets. A strong team of business development professionals, combined with nearly 40-year history in the industry and deep customer knowledge, enables SRA to evaluate whether an opportunity meets certain key criteria early in the pipeline qualification process. SRA’s strategy is to identify new business pursuits which do not have an incumbent provider, or whose existing provider may be vulnerable to competition, or where SRA has a long history with the customer. SRA also looks for opportunities to differentiate its proposals with technical merit, either in the form of an innovative technology solution or a unique deployment methodology that is particularly well-suited to the customer’s needs. SRA specifically avoids bidding on contract opportunities that have established low price as the primary award criterion.
Focus on priority end markets. A key element of SRA’s opportunity selection process is the prioritization of investments in the fastest growing end markets for its services, including health, civil, intelligence, homeland security, and law enforcement agencies. SRA believes its past performance and customer relationships across a broad number of these agencies position it favorably in its pursuit of new business opportunities. SRA also leverages its broad footprint and array of GWAC and ID/IQ contract vehicles, which give it access to what SRA considers the most attractive end markets while also generally narrowing the competition for task orders.

Invest in SRA’s core capabilities and technology. SRA continues to invest in its core capabilities and technology in order to deliver the most effective and efficient solutions to its customers and further differentiate itself. SRA has established capability centers across its organization, which are focused on institutionalizing best practices, methodologies, technology, and knowledge of the federal environment. SRA’s capability centers allow it to develop sophisticated offerings that SRA can provide across large portions of its customer base, differentiating it from its competitors and enabling its project teams to utilize best practices and continually introduce innovation to SRA’s existing customers. SRA’s capability centers encompass the following areas of expertise: infrastructure and cloud, cybersecurity and privacy, software development and Agile-based services, data analytics and business intelligence, user experience, and mobility and collaboration.
Execute with efficiency. SRA continues to seek operational improvements to maximize efficiency across both its customer-facing and back office operations, which is a critical component of its competitiveness and margin growth. In fiscal 2012 and 2013, SRA streamlined its selling, general and administrative costs in the areas of facilities, fringe benefits and indirect labor while increasing its investment in its growth capabilities. In fiscal 2014 and 2015, SRA continued those efforts and broadened its efficiency initiatives by instituting continuous improvement programs to better manage direct costs. These programs will be deployed on an ongoing and regular basis in order to drive continued operating efficiency.
Identify and pursue strategic acquisition opportunities. As a complement to its organic growth initiatives, SRA will continue to pursue selective acquisitions to enhance its offerings, expand its customer footprint, and increase its scale. Key selection criteria for potential acquisitions include customer relationships, capabilities and financial performance, as well as its ability to enhance these characteristics through its own business development capabilities and technical expertise as well as any cost efficiencies that come from the potential combination. Over the last four years, SRA completed two tuck-in acquisitions that allowed it to enhance its capabilities and expand its footprint with key government customers, including defense health agencies, DHS, and specialized portions of the U.S. Intelligence Community.
Employees
As of June 30, 2015, SRA has approximately 5,600 employees, up from approximately 5,200 as of June 30, 2014. SRA’s success as an IT and strategic consulting services and solutions company is highly dependent on its ability to attract, develop and retain highly educated and skilled employees, who in many cases, hold security clearances. SRA’s professional staff is highly educated, with approximately 33% of its employees holding advanced degrees. SRA currently has no employees represented by collective bargaining agreements.
Marketing & Sales
SRA markets its services primarily to the U.S. federal government through a rigorous business development process, portions of which are driven by its centralized Marketing & Sales organization and others of which are owned by its business groups. Business groups are responsible for smaller bids and for the early phases of larger new business pursuits, during which time existing customer relationships and engagement are particularly beneficial. The centralized Marketing & Sales team, which includes a Proposal Service Center and Corporate Pricing organization, takes ownership of the later stages of the bid process for larger opportunities, in which proposal materials are drafted and produced. Throughout the new business and recompete pursuit process, experts in relevant technology and capabilities from both the business groups and the centralized Marketing & Sales team contribute ideas and best practices to enhance the solutions SRA intends to propose to its customer. This cooperative approach to business development leverages the critical customer understanding of the operating groups and the comprehensive process expertise of SRA’s centralized Marketing & Sales organization in order to develop solutions tailored to its customers’ requirements, and to qualify and position SRA for new business opportunities with rigor and well in advance of the release of a request for proposal, improving its chances of success.
Over the past several years, SRA has invested significant resources in expanding and improving its marketing and sales capabilities. SRA has completed a number of new initiatives, including implementing a competitive market intelligence and pricing capability; increasing its bid and proposal budgets for early-phase new business pursuit activities; bolstering the business development teams in its business groups; significantly increasing its proposal submittal targets and capacity; and focusing more of its resources on large opportunities. SRA has also established new training programs to broaden and enhance the level of marketing and sales expertise in its operating groups and have created more technical connectivity and collaboration through the establishment of Communities of Practice, or CoPs. SRA’s CoPs enable subject matter experts and technology practitioners to connect and collaborate in order to cultivate and exploit the best ideas, practices, and solutions from across SRA and its technology partners. SRA believes that the expanded size and enhanced skillsets of its marketing and sales teams have increased the size, and improved the quality, of SRA’s opportunity pipeline, as well as its ability to address it.
Competition
SRA competes on the merits of its technical capabilities and mission understanding, its ability to recruit, build and lead strong teams, and its ability to deliver innovative solutions in an efficient and effective manner. Although SRA specifically avoids bidding on procurements that have established low price as a primary award criterion, SRA is cost competitive. SRA’s ability to compete is dependent on its reputation with its customers, its past performance, and access to the appropriate GWACs and ID/IQ contracts. Its competitors include pure-play federal services firms, diversified service providers, divisions of large aerospace and defense firms, and other niche companies, including those receiving advantages under Small Business Administration programs. In an effort to remain competitive and to ensure that it is well postured for future growth, SRA routinely reassesses its corporate strategy, organizational structure and operating model, pricing, focus markets and capabilities, and employee skills and certifications.
Examples of SRA’s competitors include:

•	Federal services firms such as Booz Allen Hamilton Inc., CACI International Inc., Leidos, Inc., and Science Applications International Corporation

•	Diversified services providers such as Accenture Ltd., Deloitte Consulting, LLP and International Business Machines Corporation

•	Divisions of large aerospace and defense contractors such as General Dynamics Corporation, L-3 Communications, Lockheed Martin Corporation, Northrop Grumman Corporation, and Raytheon Company
Regulatory Matters
U.S. Government Contracts
The vast majority of SRA’s business consists of contracts with the U.S. government, which has a highly structured and regulated competitive procurement process. SRA’s U.S. government contracts are funded by agency budgets that operate on an October-to-September fiscal year. In February or March of each year, the President of the United States presents to Congress the budget for the upcoming fiscal year. This budget proposes funding levels for every federal agency and is the result of months of policy and program reviews throughout the executive branch. From February or March through September of each year, the appropriations and authorization committees of Congress review the President’s budget proposals and establish the funding levels for the upcoming fiscal year. Once these levels are enacted into law, the Executive Office of the President administers the funds to the agencies. If Congress is unable to agree on budget priorities and is unable to pass the annual budget on a timely basis, a continuing resolution is typically enacted. A continuing resolution generally allows government agencies to operate at spending levels approved in the previous budget cycle; however, this may delay funding on some of SRA’s current programs and possible future contract awards. Further, in some instances, Congress may not enact a continuing resolution which could lead to significant non-reimbursable costs. Due to the structure of the federal budget process, SRA’s federal government contracts are typically not fully funded at inception even though these contracts may extend several years into the future. These longer term contracts may also include option years which may not be exercised. Additionally, federal government contracts, by their terms, generally can be terminated at any time by the federal government, without cause, for the convenience of the government. If such a contract is terminated for convenience, SRA would typically be entitled to receive compensation for the services provided and costs incurred through the time of termination, plus settlement expenses and a negotiated amount of profit. However, federal government budget pressures may constrain SRA’s ability to recover costs associated with terminations for convenience.
When working with U.S. government agencies and entities, SRA must comply with laws and regulations relating to the formation, administration, and performance of contracts. The FAR, which mandates uniform policies and procedures for U.S. government acquisitions and purchased services, governs the majority of SRA’s contracts. Individual agencies also have acquisition regulations that may provide implementing language for acquisitions or that supplement the FAR, with which SRA must also comply.
Other federal regulations: (a) require certification and disclosure of cost or pricing data in connection with contract negotiations; (b) govern reimbursement rights under cost-based contracts; and (c) restrict the use, dissemination and exportation of products and information for national security purposes. In some cases, these regulations allow the government significant visibility into SRA’s financial data. While this is customary in federal government contracting, it may limit the overall profit margins in SRA’s business as compared to companies serving customers other than the federal government. Also, in comparison with commercial markets, the federal contracting business typically involves longer-term revenue visibility and higher certainty of revenue collection.
For more information on risks relating to U.S. government contracts, see “Risk Factors.”
Prime Contracts and Subcontracts
SRA was the prime contractor on contracts representing 90%, 91% and 91% of its total revenue for the fiscal years ended June 30, 2013, 2014, and 2015, respectively. When SRA acts as a prime contractor, it derives revenue primarily through its own direct labor services, but also through the efforts of its subcontractors. As part of the contract bidding process, SRA may enter into teaming agreements with subcontractors to enhance its ability to bid on large, complex contracts or to more completely address a particular customer’s requirements. When SRA is the prime contractor on a contract, it is ultimately responsible for the overall contract as well as the performance of its subcontractors. Operating as a prime contractor generally positions SRA to establish better customer relationships, exert more control and influence over results, have clearer visibility into future opportunities, and typically earn higher profit margins on its labor. Serving as the prime contractor also subjects SRA to additional risks and responsibilities. See “Risk Factors” for further discussion.
Single Award Contracts
Under single award contracts with defined statements of work, an agency solicits, qualifies, and then requests proposals from interested contractors. The agency then evaluates the bids and typically awards the contract to a single contractor for a specified service. Single award federal government contracts accounted for approximately 34%, 38%, and 44% of SRA’s total revenue for the fiscal years ended June 30, 2013, 2014, and 2015, respectively.
Multiple Award Contracts
Under ID/IQ contracts, a federal government agency can form preferred provider relationships with one or more contractors. This category includes agency-specific ID/IQ contracts, blanket purchase agreements, GWACs, and GSA schedule contracts. These umbrella contracts, often referred to as vehicles, outline the basic terms and conditions under which federal government agencies may order services. ID/IQ contracts are typically managed by one sponsoring agency, and may be either for the use of a specific agency or available for use by any other agency of the federal government. ID/IQ contracts designated by the OMB for use by any agency of the federal government are referred to as GWACs.
Contractors within the industry compete to be pre-selected to perform work under an ID/IQ contract. An ordering agency then issues delivery orders, commonly known as task orders, for services to be performed under the contract. If the ID/IQ contract has a single prime contractor, only that contractor may be awarded delivery orders. If the contract has multiple prime contractors, the award of each delivery order typically will be competitively determined among the pre-selected contractors.
GSA schedule contracts contain listings of commercial services and products, along with their respective prices. The schedules are maintained by the GSA for use by any federal agency or other authorized entity, including state and local governments. When an agency selects services under a GSA schedule contract, the competitive process is limited to qualified GSA schedule contractors.
Due to the lower contract procurement costs, reduced procurement time, and increased flexibility associated with multiple award contracts, these vehicles have been utilized frequently in the last decade and are held by many contractors. Agency-specific ID/IQs have become increasingly prevalent, particularly in the Defense Department. Access to the relevant vehicles is critical for contractors intending to do business with a specific agency. Task orders under multiple award contracts, including ID/IQs, blanket purchase agreements, and GSA schedule contracts, accounted for approximately 66%, 62%, and 56% of SRA’s total revenue for the fiscal years ended June 30, 2013, 2014, and 2015, respectively.
Contract Types
Contracts with SRA’s federal government customers generally have one of three types of price structures: cost-plus-fee, time-and-materials, and fixed-price.
Cost-plus-fee contracts. Cost-plus-fee contracts provide for reimbursement of allowable costs and the payment of a fee, which is SRA’s profit. The fee may be fixed or it may vary and be awarded to the contractor based on performance.
Time-and-materials contracts. Time-and-materials contracts provide a fixed hourly rate for each direct labor hour expended plus reimbursement of allowable material costs and out-of-pocket expenses.
Fixed-price contracts. Fixed-price contracts provide a pre-determined fixed price for specified products and/or services. To the extent actual costs vary from the estimates upon which the price was negotiated, SRA will generate more or less than the anticipated amount of profit or could incur a loss.
Each of these contract types presents advantages and disadvantages. Cost-plus-fee contracts generally subject SRA to lower risk. However, not all costs are reimbursed under these types of contracts, and the government carefully reviews the costs SRA charges. In addition, negotiated base fees on cost-plus-fee contracts are generally lower than projected profits on fixed-price or time-and-materials contracts, consistent with SRA’s lower risk. Under time-and-materials contracts, SRA is also generally subject to lower risk compared to fixed-price contracts; however, profit may vary if actual labor hour costs vary significantly from the negotiated rates. Fixed-price contracts typically involve the highest risk and as a result have higher fee levels and offer additional profits if SRA can complete the work for less than the contract amount. However, fixed-price contracts require that SRA absorb cost overruns, should they occur.
Contract profit margins are generally affected by the type of contract. An important part of growing SRA’s operating margin is to increase the amount of services delivered under fixed-price contracts, which present more risk to deliver, but may result in higher profit. The following table summarizes SRA’s historical contract mix, measured as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended June 30, 2013	Fiscal Year Ended June 30, 2014	Fiscal Year Ended June 30, 2015
Cost-plus-fee	30%	30%	27%
Time-and-materials	35%	36%	38%
Fixed-price	35%	34%	35%

Backlog
Backlog represents the estimated amount of future revenue to be recognized under existing contracts and includes funded and unfunded orders. For additional discussion of backlog, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SRA-Key Metrics-Submittals, Awards, Book-to-Bill, and Backlog.”
Seasonality
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SRA-Seasonality” for a discussion of the seasonality of SRA’s business.
Properties
SRA leases its office facilities. At June 30, 2015, SRA had approximately 1.1 million square feet of floor space at approximately 54 separate locations, primarily in the U.S., with facilities located in 16 states and the District of Columbia.
SRA has leased its corporate headquarters at 4300 Fair Lakes Court in Fairfax, Virginia since 1991. The lease for SRA’s headquarters expires on December 31, 2015. In May 2013, SRA entered into a ten-year lease agreement to move from its Fairfax, Virginia corporate headquarters to a new location in Chantilly, Virginia at the end of calendar year 2015.
Environmental Matters
SRA’s business is subject to various federal, foreign, state, and local environmental protection laws and regulations. Failure to comply with these laws could result in civil or criminal sanctions, including fines, penalties, suspension or debarment from contracting with the U.S. government. Some environmental laws hold current or previous owners or operators of businesses and real property liable for contamination, even if they did not know of and were not responsible for the contamination.
Environmental laws may also impose liability on any person who disposes, transports, or arranges for the disposal or transportation of hazardous substances to any site. SRA does not currently anticipate that the costs of complying with, or the liabilities associated with, environmental laws will materially adversely affect it, but SRA cannot assure that SRA will not incur material costs or liabilities in the future.
Intellectual Property
The majority of SRA’s revenue is earned through its technical services, which SRA believes are generally not dependent upon patent protection. SRA’s intellectual property portfolio is limited and includes trade secrets as well as trademarks, copyrights, and patents. SRA occasionally licenses software and other technology protected by license agreements and trade secret and copyright law. SRA does not typically license its patents to customers. Other than licenses to commercially available software, SRA does not believe that any of its licenses to third-party intellectual property are material to its business taken as a whole.
Corporate Overview
SRA was founded in 1978 and its principal executive offices are located at 15036 Conference Center Drive,
Chantilly, VA 20151. SRA’s telephone number is 703-803-1500 and internet address is www.sra.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF COMPUTER SCIENCES GS
Management’s discussion and analysis of financial condition and results of operations of Computer Sciences GS (“MD&A”) should be read in conjunction with our audited Combined Financial Statements and unaudited Combined Condensed Financial Statements and accompanying notes included elsewhere in this prospectus, as well as the discussion in the section of this prospectus entitled “Business of CSRA.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on our current expectations, estimates, assumptions, and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those we discuss in the sections of this prospectus entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”
Our Combined Financial Statements and unaudited Combined Condensed Financial Statements, discussed below, reflect our financial condition, results of operations, and cash flows. The financial information discussed below and included in this prospectus, however, may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been operated as a separate, independent entity during the periods presented, or what our financial condition, results of operations, and cash flows may be in the future.
For purposes of this MD&A, we use the terms “Computer Sciences GS,” “we,” “us” and “our” to refer to the CSRA Inc. and its combined subsidiaries prior to giving effect to the Spin-Off and “CSC” to refer to Computer Sciences Corporation, collectively with its consolidated subsidiaries.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations of Computer Sciences GS is organized as follows:

•
Overview. A discussion of our business and overall analysis of financial and other highlights affecting Computer Sciences GS to provide context for the remainder of MD&A. The overview analysis compares the three and six months ended October 2, 2015 to the three and six months ended October 3, 2014, respectively, and fiscal 2015 to fiscal 2014.

•
Results of Operations. An analysis of our financial results comparing (a) the three months ended October 2, 2015 to the comparable prior year period, (b) the six months ended October 2, 2015 to the comparable prior year period and (c) fiscal 2015 and fiscal 2014 to the prior years, respectively. A discussion of the results of operations at the combined level is followed by a more detailed discussion of the results of operations by segment.

•	Liquidity and Capital Resources. An analysis of changes in our cash flows and a discussion of our financial condition and liquidity.

•	Contractual Obligations. An overview of contractual obligations, retirement benefit plan funding, restructuring plans and off balance sheet arrangements.

•
Critical Accounting Policies and Estimates. A discussion of accounting policies and estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results.

Basis of Presentation
The Combined Financial Statements and unaudited Combined Condensed Financial Statements included in this prospectus have been derived from the Consolidated Financial Statements, the Consolidated Condensed Financial Statements and accounting records of CSC as if we operated on a standalone basis during the periods presented and were prepared in accordance with GAAP.

The Combined Statements of Operations and Comprehensive Income and unaudited Combined Condensed Statements of Operations and Comprehensive Income of Computer Sciences GS reflect allocations of general corporate expenses from the CSC including, but not limited to, senior management, legal, human resources, finance, IT and other shared services. These have been allocated to Computer Sciences GS based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenue, headcount, square footage, number of transactions or other measures.
We consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not be indicative of the actual expense that we would have incurred as an independent, standalone company for the periods presented.
The Combined Balance Sheets and unaudited Combined Condensed Balance Sheets of Computer Sciences GS include CSC assets and liabilities that are specifically identifiable or otherwise attributable to us. CSC's cash has not been assigned to us for any of the periods presented because those cash balances are not directly attributable to us. We reflect transfers of cash to and from CSC's cash management system as a component of net Parent investment on the Combined Balance Sheets and unaudited Combined Condensed Balance Sheets. CSC's long-term debt has not been attributed to us for any of the periods presented because CSC's borrowings are neither directly attributable to us, nor are we the legal obligor of such borrowings.
CSC maintains various benefit and stock-based compensation plans at a corporate level and other benefit plans at a subsidiary level. Our employees participate in those programs and a portion of the cost of those plans is included in our Combined Financial Statements and unaudited Combined Condensed Financial Statements included elsewhere in this prospectus. However, the Combined Balance Sheets and unaudited Combined Condensed Balance Sheets do not include any net benefit plan obligations unless the benefit plan covers only our active, retired and other former employees or any equity related to stock-based compensation plans.
Business Overview
We deliver IT, mission- and operations-related services across the U.S. federal government to DoD, Intelligence Community and homeland security, civil and healthcare agencies, as well as certain state and local government agencies. We leverage deep domain-based customer intimacy and decades of experience in helping customers execute their mission with a fundamental understanding of their IT environment that has earned us the ability to introduce next-generation technologies. We bring scalable and more cost-effective IT solutions to government agencies that are seeking to improve mission-critical effectiveness and efficiency through innovation. This approach is designed to yield lower implementation and operational costs as well as a higher standard of delivery excellence. Demand for our U.S. public sector offerings is driven by evolving government priorities such as: (1) migration to next-generation IT solutions, such as hybrid cloud infrastructure, application modernization, and as-a-service delivery; (2) big data solutions; (3) health IT and informatics; (4) cyber security; and (5) mobility.
Headquartered in Falls Church, Virginia, we deliver comprehensive offerings from concept through sustainment. Following consummation of the Mergers, with the inclusion of SRA, we employ approximately 19,000 employees. We manage our business with a matrix model composed of industry verticals that are customer-facing and have deep knowledge of our customers’ missions, and a horizontal delivery organization with depth of technical expertise that they deliver across industries. We operate in two industry verticals, which are also our reportable segments: (1) Defense and Intelligence and (2) Civil.
Our horizontal delivery organization is Delivery and Operations, which provides capabilities and solutions across our customer base. We believe we differentiate ourselves by combining our technical expertise in applications and IT infrastructure solutions with our deep public sector mission knowledge and experience in order to engage our customers at the highest levels with thought leadership that drives change.

Our two reportable segments are our industry verticals:

•	Defense and Intelligence—The Defense and Intelligence segment provides services to the DoD, National Security Agency, branches of the Armed Forces, and other DoD agencies.

•	Civil—The Civil segment provides services to various federal agencies within the Department of Homeland Security and other federal civil agencies, as well as various state and local agencies.
Overview
The key operating results for the second quarter and first six months of fiscal 2016 include:

•
Revenues for the second quarter of fiscal 2016 decreased $67 million, or 6.5%, to $969 million compared to $1,036 million for the second quarter of fiscal 2015. For the first six months of fiscal 2016, revenues decreased $142 million, or 6.8%, to $1,928 million compared to $2,070 million for the first six months of fiscal 2015.

•
Operating income(1) was $147 million for both the second quarter of fiscal 2016 and fiscal 2015. The operating income margins increased to 15.2% from 14.2% for the comparable period of fiscal 2015. Operating income(1) for the first six months of fiscal 2016 decreased to $272 million as compared to $282 million for the first six months of fiscal 2015. The operating income margins increased to 14.1% from 13.6% for the comparable period of fiscal 2015.

•
Adjusted EBITDA(2) for the second quarter of fiscal 2016 increased to $177 million as compared to $175 million for the second quarter of fiscal 2015. Adjusted EBITDA(2) for the first six months of fiscal 2016 decreased to $323 million as compared to $336 million for the first six months of fiscal 2015.

•
Income from continuing operations before taxes was $88 million for the second quarter of fiscal 2016 compared to $126 million for the second quarter of fiscal 2015. Income from continuing operations before taxes was $198 million for the first six months of fiscal 2016 compared to $238 million for the first six months of fiscal 2015.

•
Income from continuing operations was $53 million for the second quarter of fiscal 2016 compared to $79 million for the second quarter of fiscal 2015. Income from continuing operations was $120 million for the first six months of fiscal 2016 compared to $150 million for the first six months of fiscal 2015.

•
Net income attributable to Parent was $48 million for the second quarter of fiscal 2016 compared to $74 million for the second quarter of fiscal 2015. Net income attributable to Parent was $111 million for the first six months of fiscal 2016 compared to $139 million for the first six months of fiscal 2015.

•	We completed the following transactions during the first six months of fiscal 2016:

•
CSC has sold eligible Computer Sciences GS receivables, including both receivables that have already been billed under an invoice and also certain unbilled receivables arising from contracts where CSC has performed work under a cost-plus-fixed-fee or time-and-materials contract and other required conditions (Note 4, “Sale of Receivables” to the unaudited Combined Condensed Financial Statements).

•
Completed the divestiture of Welkin Associates Limited (“Welkin”), our U.S.-based provider of systems engineering and technical assistance services to the Intelligence Community and other DoD clients. Total consideration received is $34 million, and the after-tax gain on sale is estimated to be approximately $11 million.

The key operating results for fiscal 2015 include:

•	Revenues decreased $33 million, or 0.8%, to $4,070 million compared to fiscal 2014.

•	Operating income(1) increased to $546 million as compared to $500 million in fiscal 2014. The operating income margins increased to 13.4% from 12.2% in fiscal 2014.

•	Adjusted EBITDA(2) increased to $628 million as compared to $598 million in fiscal 2014.

•	Income from continuing operations before taxes was $429 million in fiscal 2015, compared to $401 million in fiscal 2014.

•	Income from continuing operations was $268 million in fiscal 2015, compared to $254 million in fiscal 2014.

•	Loss from discontinued operations, net of taxes was $2 million in fiscal 2015, compared to income of $65 million in fiscal 2014.

•	Net income attributable to Parent was $252 million in fiscal 2015, compared to $296 million in fiscal 2014.

•	We made the following acquisitions during the year:

•
Tenacity Solutions for $36 million in an all-cash transaction, which enhances our portfolio of cyber security, systems engineering and software development service offerings in the federal intelligence sector.

•
Autonomic Resources for $14 million in an all-cash transaction, which expands our cloud offerings in the federal and other government markets and accelerates our growth as a provider of infrastructure-as-a-service, platform-as-a-service, and software-as-a-service cloud offerings to government agencies.

(1)
Operating income is a non-GAAP measure which provides useful information to our management for assessment of our performance and results of operations, and is one of the financial measures utilized to determine executive compensation. Our definition of such measure may differ from other companies. We define operating income as revenue less COS, segment general and administrative (“G&A”) expense and depreciation and amortization expense. Operating income excludes actuarial and settlement charges related to pension and other post-employment benefit plans, corporate G&A, separation and merger costs and SRA integration costs. Management compensates for the limitations of this non-GAAP measure by also reviewing income from continuing operations before taxes, which includes costs excluded from the operating income definition such as corporate G&A, interest and other income (expense). A reconciliation of operating income to income from continuing operations before taxes is as follows:

	Three Months Ended		Six Months Ended		Twelve Months Ended
(Dollars in millions)	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014	April 3, 2015	March 28, 2014	March 29, 2013
Operating income(a)(b)	$147	$147	$272	$282	$546	$500	$509
Pension and OPEB plans actuarial (losses) gains, and pension settlement losses	—	—	—	—	(8)	2	2
Corporate G&A	(14)	(14)	(28)	(31)	(81)	(79)	(61)
Separation and CSRA merger costs(c)	(42)	—	(56)	—	—	—	—
Interest expense, net	(5)	(6)	(11)	(11)	(22)	(20)	(18)
Other income (expense), net	2	(1)	21	(2)	(6)	(2)	(1)
Income from continuing operations before taxes(a)	$88	$126	$198	$238	$429	$401	$431
(a) Income from continuing operations before taxes includes $1 million for the three months ended October 2, 2015 and October 3, 2014, respectively, and $2 million for the six months ended October 2, 2015 and October 3, 2014, respectively, and $3 million, $6 million and $4 million for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively, of net periodic pension costs whereas the net periodic pension cost within non-GAAP operating income includes $4 million, $4 million, and $3 million of expected long-term return on pension assets of defined benefit plans for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively.

(b) Operating income as presented does not include the contribution from net periodic pension income related to the CSC U.S. defined benefit pension plans that we assumed at Spin-Off; net periodic pension income relating to these plans has not been included in Computer Sciences GS’s historical non-GAAP operating income nor in the historical Combined Financial Statements or in the unaudited Combined Condensed Financial Statements, but will be included in our results of operations beginning in the period after the date of Distribution. The contribution to non-GAAP operating income from net periodic pension income from CSC’s U.S. defined benefit pension plans amounted to approximately $(21) million and $(22) million for the three months ended October 2, 2015 and October 3, 2014, respectively, $(42) million and $(43) million for the six months ended October 2, 2015 and October 3, 2014, respectively, and $(82) million, $(60) million and $(7) million for fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

(c) Includes costs related to the separation of Computer Sciences GS from CSC and merger with SRA.

(2)
Adjusted EBITDA is a non-GAAP measure that we use to evaluate financial performance and is one of the measures used in assessing management performance. We believe that this non-GAAP financial measure provides useful information to investors regarding our results of operations as it provides another measure of our profitability, our ability to service our debt, and is considered an important measure by financial analysts covering Computer Sciences GS and peer companies in our industry. This Adjusted EBITDA is presented as defined in CSRA’s credit agreement, with the exception of projected cost savings and synergies, which are excluded. Our definition of such measure may differ from other companies. The following table presents a reconciliation of Income from continuing operations to Adjusted EBITDA:

	Three Months Ended		Six Months Ended		Twelve Months Ended
(Dollars in millions)	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014	April 3, 2015	March 28, 2014	March 29, 2013
Income from continuing operations(a)	$53	$79	$120	$150	$268	$254	$269

Interest expense, net	5	6	11	11	22	20	18
Tax expense on income	35	48	78	89	161	147	162
Depreciation and amortization	35	36	68	71	137	145	159
Amortization of contract-related intangibles	2	2	5	5	10	11	11
Provision for losses on accounts receivable	—	—	—	—	—	4	4
Stock-based compensation	5	4	4	9	18	18	10
Restructuring costs	1	—	1	—	5	2	13
Foreign currency loss	—	—	—	1	1	—	1
Pension and postretirement actuarial losses (gains), settlement losses, and amortization of other comprehensive income	(1)	—	(2)	—	6	(3)	(2)
Gain on disposition	—	—	(18)	—	—	—	—
Separation and CSRA merger costs(b)	42	—	56	—	—	—	—

Adjusted EBITDA	$177	$175	$323	$336	$628	$598	$645
(a) Income from continuing operations includes $1 million for the three months ended October 2, 2015 and October 3, 2014, respectively, $2 million for the six months ended October 2, 2015 and October 3, 2014, respectively and $3 million, $6 million and $4 million for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively, of net period pension costs whereas the net periodic pension cost within non-GAAP operating income includes $4 million, $4 million, and $3 million of expected long-term return on pension assets of defined benefit plans for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively.

(b) Includes costs related to the separation of Computer Sciences GS from CSC and merger with SRA.

•
We announced contract awards(3) of $1.5 billion and $2.5 billion during the three and six months ended October 2, 2015, respectively, as compared to $1.1 billion and $1.4 billion during the three and six months ended October 3, 2014, respectively.

•
Total backlog(4) as of October 2, 2015 was $12.2 billion as compared to $11.1 billion at the end of fiscal 2015 and $12.1 billion at the end of fiscal 2014. Of the total $12.2 billion backlog, $2.4 billion is expected to be realized as revenue during the remainder of fiscal 2016, and $9.8 billion is not yet funded.

•
Days Sales Outstanding (“DSO”)(5) was 43 days as of October 2, 2015, an improvement from 66 days at the end of the second quarter of the prior fiscal year. The improvement in DSO was primarily due to the sale of trade receivables, without which, DSO would have been 61 days. DSO was 64 days at April 3, 2015 as compared to 63 days at March 28, 2014.

•
Cash provided by operating activities was $366 million and $255 million for the six months ended October 2, 2015 and October 3, 2014, respectively, and $487 million and $578 million for the twelve months ended April 3, 2015 and March 28, 2014, respectively.

•
Cash (used in) provided by investing activities was $(13) million and $(55)million for the six months ended October 2, 2015 and October 3, 2014, respectively, and $(117) million and $75 million for the twelve months ended April 3, 2015 and March 28, 2014, respectively.

•
Cash used in financing activities was $348 million and $195 million for the six months ended October 2, 2015 and October 3, 2014, respectively, and $369 million and $659 million for the twelve months ended April 3, 2015 and March 28, 2014, respectively.

•
Free cash flow(6) was $118 million and $170 million for the three and six months ended October 2, 2015, respectively, $149 and $218 for the three and six months ended October 3, 2014, respectively, and $387 million and $438 million for the twelve months ended April 3, 2015 and March 28, 2014, respectively.

(3)
Announced award values for competitive indefinite delivery/indefinite quantity awards represent the expected contract value at the time a task order is awarded under the contract. Announced values for non-competitive indefinite delivery/indefinite quantity awards represent management’s estimate at the award date. Our business awards, for all periods presented, have been recast to exclude the awards relating to businesses that have been sold.

(4)
Backlog represents total estimated contract value of predominantly long-term contracts, based on customer commitments that we believe to be firm, less the amount of revenue already recognized on those contracts. Backlog value is based on contract commitments, management’s judgment and assumptions about volume of services, availability of customer funding and other factors. Backlog estimates for government contracts include both the funded and unfunded portions and all of the option periods. Backlog estimates are subject to change and may be affected by factors including modifications of contracts and foreign currency movements. Our backlog, for all periods presented, has been recast to exclude the backlog relating to discontinued operations.

(5)
DSO is calculated as total receivables at the fiscal period end divided by revenue-per-day. Revenue-per-day equals total revenues divided by the number of days in the fiscal period. Total receivables includes unbilled receivables but excludes tax receivables and long-term receivables.

(6)
Free cash flow is a non-GAAP measure and our definition of such measure may differ from that used by other companies. We define free cash flow as equal to the sum of (1) operating cash flows, (2) investing cash flows, excluding business acquisitions, dispositions and investments and (3) payments on capital leases and other long-term asset financings. Free cash flow is further adjusted for certain non-recurring cash flow items, such as (i) separation-related payments and (ii) the sale of accounts receivables.

Our free cash flow measure does not distinguish operating cash flows from investing cash flows as they are required to be presented in accordance with GAAP and should not be considered a substitute for operating and investing cash flows as determined in accordance with GAAP. Free cash flow is one of the factors our management uses in reviewing the overall performance of the business. Management compensates for the limitations of this non-GAAP measure by also reviewing the GAAP measures of operating, investing and financing cash flows.
A reconciliation of free cash flow to the most directly comparable GAAP financial measure is presented below:

	Three Months Ended		Six Months Ended		Twelve Months Ended
(Dollars in millions)	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014	April 3, 2015	March 28, 2014	March 29, 2013
Cash provided by operating activities	$119	174	$366	$255	$487	$578	$563
Net cash provided by (used in) investing activities	(32)	(54)	(13)	(55)	(117)	75	(115)
Payments for acquisitions, net of cash acquired	—	36	—	36	49	—	34
Proceeds from business dispositions	—	—	(34)	(3)	(3)	(171)	(2)
Payments on capital leases and other long-term assets financing	(5)	(7)	(10)	(15)	(29)	(44)	(48)
Separation-related payments	32	—	37	—	—	—	—
Sale of accounts receivables	4	—	(176)	—	—	—	—
Free cash flow	$118	$149	$170	$218	$387	$438	$432
Business Drivers
Revenue in both segments is generated by providing services on a variety of contract types which vary in duration from as little as six months to more than ten years. Factors affecting revenue include our ability to successfully:

•	bid on and win new contract awards;

•	satisfy existing customers and obtain add-on business and win contract recompetes;

•	compete on services offered, delivery models offered, technical ability and innovation, quality, flexibility, experience, and results created; and

•	identify and integrate acquisitions and leverage them to generate new revenues.
Earnings are impacted by the above revenue factors and, in addition, our ability to:

•	control costs, particularly labor costs, subcontractor expenses, and overhead costs including healthcare, pension and general and administrative costs;

•	anticipate talent needs to avoid staff shortages or excesses;

•	accurately estimate various factors incorporated in contract bids and proposals; and

•	migrate compatible service offerings to low cost areas.
Cash flows are affected by the above earnings factors and, in addition, by the following factors:

•	timely management of receivables and payables;

•	investment opportunities available, particularly related to business acquisitions;

•	tax obligations; and

•	the ability to efficiently manage capital deployed for software and property and equipment.
Key Performance Indicators
We manage and assess the performance of our business through various means, with the primary financial measures including new contract wins, revenue, operating income, and free cash flow.
New contract wins: In addition to being a primary driver of future revenue, new contract wins also provide management an assessment of our ability to compete. The total level of wins tends to fluctuate from year to year depending on the timing of new or recompeted contracts, as well as numerous external factors.
Revenue: Revenue is a product of contracts won in prior periods, known as backlog, and work secured in the current year. Year-over-year revenues tend to vary less than new contract wins, and reflect performance on both new and existing contracts.
Operating Income: Operating income reflects our performance on contracts and ability to control direct costs related to those contracts. Operating income, which is also a key element of our executive compensation metrics, reflects the impact of revenue growth and mix, investments in technology, cost takeout, and operational efficiencies. See the definition of this non-GAAP measure in (1) above within Overview
Free cash flow: Primary drivers of our free cash flow are earnings provided by our operations and the use of capital to generate those earnings. Also contributing to short-term cash flow results are movements in current asset and liability balances. See the definition of this non-GAAP measure in (6) above within Overview.
Economic and Industry Factors
Our market is highly competitive and has characteristics unique to the federal contracting environment. Almost all of our U.S. federal government contracts and subcontracts may be modified, curtailed, or terminated either at the convenience of the government or for default based on factors set forth in the FAR. Upon termination for convenience of a fixed-price type contract, our U.S. federal government contracts normally entitle us to receive the purchase price for delivered items, reimbursement for contractual commitments and allowable costs for work-in-process, and a reasonable allowance for profit, although there can also be financial impact resulting from the negotiated contract settlement. Upon termination for convenience of a U.S. federal government cost reimbursable or time and material contract, we normally are entitled to reimbursement of allowable costs plus a fee. Allowable costs generally include the cost to terminate agreements with suppliers and subcontractors. The amount of the fee recovered, if any, generally is related to the portion of the work completed prior to termination and is determined by negotiation (see “Risk Factors” section). If contracts are lost through the competitive bid process, our operating results may differ materially and adversely from those anticipated. Finally, shifting U.S. federal government priorities can also impact the future of projects. Management monitors U.S. federal government priorities and industry factors through numerous industry and government publications and forecasts, legislative activity, budgeting and appropriation processes, and by participating in industry professional associations in order to anticipate these shifting priorities.
Our results of operations are also impacted by economic conditions generally, including macroeconomic conditions and the impact that has on the U.S. federal government. We are monitoring current macroeconomic and credit market conditions and levels of business confidence and their potential effect on our customers and on us.
Our results of operations are also affected by the evolving priorities of the U.S. federal government, as well as by the pace of technological change and the type and level of technology spending by our customers. The ability to identify and capitalize on these markets and technological changes early in their cycles is a key driver of our performance.
We see potential for positive developments in the U.S. federal government fiscal year (“GFY”) budget for GFY 2017 (a GFY starts on October 1 and ends on September 30). Budget request figures released by the Office of

Management and Budget project IT expenditures for Civil agencies and the DoD to increase by 2% in GFY 2016, from $47.7 billion to $48.6 billion and from $30.4 billion to $30.9 billion, respectively. Budget request figures released by the Office of the Director of National Intelligence project overall expenditures for intelligence agencies to increase by 15% in GFY 2016, from $62.7 billion to $71.8 billion. We are also experiencing an increased number of requests to extend the period of performance for our largest and most complex IT contracts, are observing increased procurement activity across the U.S. federal government and expect to see adjudications increase.
The GFY 2016 budget request, coupled with congressional additions through budget resolutions, will likely continue the trend of the last two years to negotiate sequester relief—first for defense spending and then for non-defense domestic discretionary spending. We expect another threatened government shut down by Congress and the passage of a series of continuing resolutions to keep the U.S. federal government funded, with the possibility that Congress will ultimately pass a full year continuing resolution. In the event Congress passes a full year continuing resolution, we would expect this to support our initiative to extend the period of performance for our largest and most complex IT contracts.
Revenues are driven by our ability to secure new contracts and to deliver solutions and services that add value to our customers. Our ability to add value to customers, and therefore generate revenues, depends in part on our ability to deliver market-leading service offerings and to deploy skilled teams of professionals quickly across all government industries and domains.
Results of Operations
Three and Six Months Ended October 2, 2015 Compared to the Three and Six Months Ended October 3, 2014

We report our results based on a fiscal year convention that comprises four thirteen-week quarters. Every fifth year includes an additional week in the first quarter of the fiscal year to prevent the fiscal year from moving from an approximate end of March date. As a result, the first quarter of fiscal 2015 had an extra week.

Despite the variable component of extra-week revenue, our costs during the extra week were largely fixed. At the upper end of the revenue range, we believe that cost ratios and operating margin on the incremental revenue would not be dissimilar to our overall business. However, at lower levels of incremental revenue, cost ratios may have been higher and operating margin lower than our overall business.

Revenues
Revenues for the Defense and Intelligence, and Civil segments for the three and six months ended October 2, 2015 and October 3, 2014 were as follows:

	Three Months Ended
(Dollars in millions)	October 2, 2015	October 3, 2014	Change	Percent Change
Defense and Intelligence	$500	$529	$(29)	(5.5)%
Civil	469	507	(38)	(7.5)
Total Revenue	$969	$1,036	$(67)	(6.5)%

	Six Months Ended
(Dollars in millions)	October 2, 2015	October 3, 2014	Change	Percent Change
Defense and Intelligence	$1,006	$1,088	$(82)	(7.5)%
Civil	922	982	(60)	(6.1)
Total Revenue	$1,928	$2,070	$(142)	(6.9)%

The major factors affecting the percent change in revenues are presented as follows:
For the three months ended October 2, 2015, our total revenue decreased by $67 million, or 6.5%, as compared to same period of the prior year. For the six months ended October 2, 2015, our total revenue decreased by $142 million, or 6.9%, as compared to same period of the prior year. The decrease in the six-month revenue includes revenue from the extra week in fiscal 2015, which did not recur in the first quarter of fiscal 2016. We won contracts with award values of $1.5 billion and $2.5 billion during the three and six months ended October 2, 2015, respectively, as compared to $1.1 billion and $1.4 billion during the three and six months ended October 3, 2014, respectively.
Defense and Intelligence
For the three months ended October 2, 2015, Defense and Intelligence segment revenues decreased by $29 million, or 5.5% as compared to the same period of the prior year. The revenue decrease was due to a net reduction in tasking on existing contracts with the U.S. Army, U.S. Navy and Defense Information Systems Agency (“DISA”). In addition, there was reduced revenue of $8 million on certain contracts with the Missile Defense Agency and Defense Intelligence Agency (“DIA”) that had either concluded or were winding down, and lower revenue of $7 million as a result of the first quarter fiscal 2016 divestiture. These revenue reductions were partially offset by $13 million of revenue on a new classified contract and $6 million from a fiscal 2015 acquisition.
For the six months ended October 2, 2015, Defense and Intelligence segment revenues decreased by $82 million, or 7.5% as compared to the same period of the prior year. The revenue decrease was due to a net reduction in tasking on existing contracts with the U.S. Army, U.S Navy and DISA. In addition, there was lower revenue of $11 million on certain contracts with the Defense Intelligence Agency and Missile Defense Agency that either had concluded or were winding down, and $14 million of lower revenue as a result of the first quarter fiscal 2016 divestiture. These revenue decreases were partially offset by $25 million of revenue on new contracts with the U.S. Army and a classified customer and $14 million of revenue from a fiscal 2015 acquisition.
Civil
For the three months ended October 2, 2015, Civil segment revenues decreased by $38 million, or 7.5% as compared to the same period of the prior year. The decrease was caused by a net reduction in tasking of $33 million on existing contracts with the Department of Homeland Security (DHS), NASA, and the Department of Commerce, and reduced revenue of $13 million on contracts with the Department of Treasury and DHS that had either concluded or were winding down. Contracts with non-federal agencies increased $11 million primarily due to increased tasking and transaction volumes on multiple state contracts.
For the six months ended October 2, 2015, Civil segment revenues decreased by $60 million, or 6.1% as compared to the same period of the prior year. The decrease was primarily due lower revenue on programs with the Department of Treasury and Department of Homeland Security (DHS) that had either ended or winding down. Revenue from contracts with non-federal agencies increased $7 million primarily due to an increase in tasking on a state contract.

Operating Income
Operating income for the Defense and Intelligence, and Civil segments for the three and six months ended October 2, 2015 and October 3, 2014 are as follows:

	Three Months Ended
(Amounts in millions)	October 2, 2015	October 3, 2014	Change	Percent Change
Defense and Intelligence	$70	$62	$8	12.9%
Civil	77	85	(8)	(9.4)
Total operating income	$147	$147	$—	—%

	Six Months Ended
(Amounts in millions)	October 2, 2015	October 3, 2014	Change	Percent Change
Defense and Intelligence	$134	$122	$12	9.8%
Civil	138	160	(22)	(13.8)
Total operating income	$272	$282	$(10)	(3.5)%
For the three months ended October 2, 2015, our segment operating income was unchanged as compared to same period of the prior year. For the six months ended October 2, 2015, our segment operating income decreased by $10 million, or 3.5%, as compared to same period of the prior year.
Defense and Intelligence
For the three months ended October 2, 2015, Defense and Intelligence segment operating income increased by 8 million, or 12.9% as compared to the same period of the prior year. For the six months ended October 2, 2015, Defense and Intelligence segment operating income increased by $12 million, or 9.8% as compared to the same period of the prior year. The increase in operating income for both periods was primarily the result of better contract performance and other program related efficiencies along with slightly higher quarter over quarter net favorable adjustments on programs accounted for under percentage of completion accounting.
Civil
For the three months ended, Civil segment operating income decreased by $8 million, or 9.4% as compared to the same period of the prior year. For the six months ended, Civil segment operating income decreased by $22 million, or 13.8% as compared to the same period of the prior year. The decrease in operating income for both periods was primarily the result of better contract performance in fiscal 2015 which resulted in lower quarter over quarter net favorable adjustments on programs accounted for under percentage of completion accounting and the decrease in revenue discussed above.

Costs and Expenses
Our total costs and expenses for the three and six months ended October 2, 2015 and October 3, 2014 were as follows:

	Three Months Ended		Percentage of Revenue
(Dollars in millions)	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Costs of services (includes $2 and $3 for the three months ended October 2, 2015 and October 3, 2014, respectively, of related party costs of services)	$757	$820	78.1%	79.2%
Selling, general and administrative	44	48	4.5	4.6
Depreciation and amortization	35	36	3.6	3.5
Separation and merger costs	42	—	4.3	—
Interest expense, net	5	6	0.5	0.6
Other (income) expense, net	(2)	1	(0.2)	0.1
Total	$881	$911	90.9%	87.9%

	Six Months Ended		Percentage of Revenue
(Dollars in millions)	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Costs of services (includes $4 and $5 for the six months ended October 2, 2015 and October 3, 2014, respectively, of related party costs of services)	$1,532	$1,655	79.5%	80.0%
Selling, general and administrative	84	92	4.4	4.4
Depreciation and amortization	68	71	3.5	3.4
Separation and merger costs	56	—	2.9	—
Interest expense, net	11	11	0.6	0.5
Other (income) expense, net	(21)	2	(1.1)	0.1
Total	$1,730	$1,831	89.7%	88.5%
Costs of Services
Cost of services (“COS”), as a percentage of revenue, decreased to 78.1% for the three months ended October 2, 2015 as compared to 79.2% from the same period of the prior year. COS, as a percentage of revenue,decreased to 79.5% for the six months ended October 2, 2015 as compared to 80.0% from the same period of the prior year.
Selling, General and Administrative
Selling, general and administrative (“SG&A”), as a percentage of revenue,decreased slightly to 4.5% for the three months ended October 2, 2015 as compared to 4.6% from the same period of the prior year. SG&A expense, as a percentage of revenue decreased slightly to 4.4% for the six months ended October 2, 2015 as compared to 4.4% from the same period of the prior year.

Depreciation and Amortization
Depreciation and amortization (“D&A”) for the Defense and Intelligence, and Civil segments for the three and six months ended October 2, 2015 and October 3, 2014 are as follows:

	Three Months Ended
(Dollars in millions)	October 2, 2015	October 3, 2014	Change	Percent Change
Defense and Intelligence	$23	$25	$(2)	(8.0)%
Civil	12	11	1	9.1
Total depreciation and amortization	$35	$36	$(1)	(2.8)%

	Six Months Ended
(Dollars in millions)	October 2, 2015	October 3, 2014	Change	Percent Change
Defense and Intelligence	$46	$49	$(3)	(6.1)%
Civil	22	22	—	—
Total depreciation and amortization	$68	$71	$(3)	(4.2)%
D&A, as a percentage of revenue, increased slightly to 3.6% for the three months ended October 2, 2015 as compared to 3.4% from the same period of the prior year. D&A, as a percentage of revenue, increased slightly to 3.5% for the six months ended October 2, 2015 as compared to 3.4% from the same period of the prior year.
Separation and Merger Costs

Separation and merger costs are costs incurred to give effect to Computer Sciences GS’s separation from CSC and subsequent merger with SRA. These costs are primarily comprised of third-party accounting, legal and other consulting services. For the three and six months ended October 2, 2015, separation and merger costs were $42 million and $56 million, respectively. We will continue to incur separation and merger costs during fiscal 2016 up until separation from CSC. Pursuant to the Merger Agreement, all merger costs incurred by Computer Sciences GS are paid by CSRA.
Income from Discontinued Operations
In the second quarter of 2014, we completed the sale of a portion of our base operations, aviation, and range services business unit, ATD, a component within our business, to a strategic investor for cash consideration of $178 million plus a net working capital adjustment receivable of $6 million. Discontinued operations for this divestiture for the six months ended October 3, 2014 was $1 million. The ATD divestiture resulted in a pre-tax gain of $55 million, representing the excess of the sale price over the carrying value of the net assets of the divested business, less transaction costs of $5 million. In Fiscal 2015, we incurred approximately $2 million in after-tax losses related to this divestiture due to a settlement on ATD-related litigation and related legal expenses.
Interest Expense, Net

Interest expense of $5 million for the three months ended October 2, 2015 decreased by $1 million compared to $6 million of interest expense for the same period of the prior year. Interest expense was $11 million for the six months ended October 2, 2015 and October 3, 2014, respectively.

Other (Income) Expense, Net

Other (income) expense, net comprises gains and losses from the sale of businesses and non-operating assets, impact of movement in foreign currency exchange rates on Computer Sciences GS's foreign currency denominated assets and liabilities and other miscellaneous gains and losses.

Other income of $2 million for the three months ended October 2, 2015 increased compared to other expenses of $1 million for the same period of the prior year.Other income of $21 million for the six months ended October 2, 2015 increased compared to other expenses of $2 million for the same period of the prior year. The $23 million increase is primarily due to the pre-tax gain of $18 million from the divestiture of Welkin.
Taxes
Our ETR on income from continuing operations was 40.2% and 39.4% for the three and six months ended October 2, 2015, respectively, and 37.7% and 37.3% for the three and six months ended October 3, 2014, respectively. The higher ETR for the three months ended October 2, 2015 was primarily driven by non-deductible one-time separation costs related to Computer Sciences GS. The higher ETR for the six months ended October 2, 2015 was primarily driven by non-deductible goodwill related to the Welkin divestiture and non-deductible one-time separation costs related to Computer Sciences GS.
There were no material changes to uncertain tax positions as of the second quarter of fiscal 2016 compared to the fiscal 2015 year-end. Our tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions.
Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. A $1.4 million valuation allowance has been recorded against deferred tax assets as of October 2, 2015 relating to net operating losses in foreign jurisdictions.
Comparisons of Fiscal Years Ended April 3, 2015, March 28, 2014 and March 29, 2013
Revenues
Revenues for the Defense and Intelligence, and Civil segments are as follows:

	Twelve Months Ended
	April 3, 2015		March 28, 2014		March 29, 2013
(Dollars in millions)	Amount	Percent Change	Amount	Percent Change	Amount
Defense and Intelligence	$2,127	(8.7)%	$2,329	(15.7)%	$2,763
Civil	1,943	9.5%	1,774	(7.3)%	1,913
Total revenue	$4,070	(0.8)%	$4,103	(12.3)%	$4,676

The major factors affecting the percent change in revenues are presented as follows:
Our fiscal 2015 revenue decreased $33 million, or 0.8%, as compared to fiscal 2014. This decline was primarily attributable to Defense and Intelligence contracts, partially offset by a revenue increase from Civil contracts. We won contracts with award values of $2.9 billion during fiscal 2015 as compared to $4.3 billion during fiscal 2014.
Our fiscal 2014 revenue decreased $573 million, or 12.3%, as compared to fiscal 2013. This decline was primarily due to revenue decreases on both Defense and Intelligence, and Civil contracts, of $434 million, or 15.7%, and $139 million, or 7.3%, respectively. We won contracts with award values of $4.3 billion during fiscal 2014 as compared to $3.2 billion during fiscal 2013.
Defense and Intelligence
Fiscal 2015
Defense and Intelligence segment revenues decreased $202 million, or 8.7%. These revenue decreases included reduced revenue of $80 million on certain contracts with the U.S. Navy, U.S. Army, DISA and other DOD agencies that either had concluded or were winding down, and reduced revenue of $148 million due to a net reduction in tasking or scope on existing contracts, primarily with the U.S. Army, the Missile Defense Agency, DISA and other DOD agencies. These reductions are partially due to changes in U.S. federal government budgetary priorities and wind down of activities supporting defense agencies’ war efforts. These decreases were partially offset by an increase of $26 million from an acquired entity and from a new contract with the U.S. Army.
Fiscal 2014
Defense and Intelligence segment revenues decreased $434 million, or 15.7%. These revenue decreases included reduced revenue of $139 million on certain contracts with the DISA, the Defense Finance and Accounting Service and other DOD agencies that either had concluded or were winding down, and reduced revenue of $323 million due to a net reduction in tasking or scope on existing contracts, primarily with the U.S. Army, the Missile Defense Agency, the U.S. Navy, DISA and other DOD agencies. These reductions are partially due to changes in U.S. federal government budgetary priorities and wind down of activities supporting defense agencies’ war efforts. These decreases were partially offset by an increase of $28 million from new contracts with DISA and other DOD agencies.
Civil
Fiscal 2015
Civil segment revenues increased $169 million, or 9.5%. The increase was primarily due to revenue of $112 million on a state contract that was previously deferred under software revenue recognition guidance, increases of $81 million on existing contracts due to a net increase in tasking or scope, primarily with the Department of Homeland Security, the Department of State, the Department of Commerce and NASA, and increases of $51 million on new contract awards, primarily with the General Services Administration and other civilian agencies. These increases were partially offset by reductions of $75 million on contracts primarily with the Department of Health and Human Services (“DHHS”), NASA and other civilian agencies that either had concluded or were winding down.
Fiscal 2014
Civil segment revenues decreased $139 million, or 7.3%. The decrease was due to reductions of $116 million on existing contracts, primarily with the Department of Treasury, the DHHS, NASA and other civilian agencies due to a net reduction in scope and tasking, and reduced revenue of $51 million on contracts with the Environmental Protection Agency, the Department of Transportation and other civilian agencies that had concluded or were winding down. These revenue reductions were partially offset by increases of $18 million on a new contract with the DHHS and an increase of $10 million on a state contract that was previously deferred under software revenue recognition guidance.

Operating Income
Operating income for the Defense and Intelligence, and Civil segments are as follows:

	Twelve Months Ended
	April 3, 2015		March 28, 2014		March 29, 2013
(Dollars in millions)	Amount	Percent Change	Amount	Percent Change	Amount
Defense and Intelligence	$254	(15.3)%	$300	1.7%	$295
Civil	292	46.0%	200	(7.0)%	215
Corporate	—	0.0%	—	—	(1)
Total operating income	$546	9.2%	$500	(1.6)%	$509
The major factors affecting the percent change in operating income are presented as follows:
Defense and Intelligence
Fiscal 2015
Defense and Intelligence segment operating income decreased by $46 million, or 15.3%, as compared to the same period of the prior year. The decrease in operating income was a result of the decrease in revenue discussed above, along with lower year over year net favorable cost adjustments on programs accounted for under percentage of completion. These decreases were partially offset by lower expenses due to management’s focus on cost reduction initiatives.
Fiscal 2014
Defense and Intelligence segment operating income increased by $5 million, or 1.7%, as compared to the same period of the prior year. The slight increase in operating income was primarily the result of management’s focus on cost reduction initiatives along with better contract performance and other program related efficiencies that are geared toward margin improvement. These increases were partially offset by reductions in operating income as a result of the decrease in revenue discussed above.
Civil
Fiscal 2015
Civil segment operating income increased by $92 million, or 46.0%, as compared to the same period of the prior year. The increase in operating income was the result of management’s focus on cost reduction initiatives and lower headcount. Operating income was also impacted by higher year over year net favorable revenue adjustments on programs accounted for under percentage of completion along with the overall increase in revenue discussed above.
Fiscal 2014
Civil segment operating income decreased by $15 million, or 7.0%, as compared to the same period of the prior year. The decrease in operating income was primarily the result of the decrease in revenue discussed above. This decrease was partially offset by higher year over year net favorable revenue and cost adjustments on programs accounted for under percentage of completion.

Costs and Expenses
Our total costs and expenses were as follows:

	Twelve Months Ended			Percentage of Revenue
(Dollars in millions)	April 3, 2015	March 28, 2014	March 29, 2013	2015	2014	2013
Costs of services (includes $8, $8 and $14 in 2015, 2014 and 2013, respectively, of related party costs of services)*	$3,282	$3,347	$3,866	80.7%	81.6%	82.7%
Selling, general and administrative*	194	188	200	4.8	4.6	4.3
Depreciation and amortization	137	145	159	3.4	3.5	3.4
Interest expense, net	22	20	18	0.5	0.5	0.4
Other expense, net	6	2	1	0.1	—	—
Total	$3,641	$3,702	$4,244	89.5%	90.2%	90.8%
*Included in both COS and SG&A expenses are $6 million, $(3) million and $(2) million of pension and postretirement actuarial losses (gains), settlement losses and amortization of other comprehensive income for the twelve months ended April 3, 2015, March 28, 2014, and March 29, 2013, respectively.
Costs of Services
Fiscal 2015
COS, as a percentage of revenue, decreased to 80.7% for fiscal 2015 from 81.6% for fiscal 2014. Overall, COS benefited from lower indirect expenses compared to fiscal 2014 due to continued reductions in overhead management, other staff and facility costs. COS were also favorably impacted by the direct labor staffing profile cost reductions and other program related efficiencies.
Fiscal 2014
COS, as a percentage of revenue, decreased to 81.6% for fiscal 2014 from 82.7% for fiscal 2013. Overall, our fiscal 2014 COS ratio continued to be favorably impacted by lower overhead management and other staff headcount resulting from management’s restructuring efforts in the prior year that were directed at aligning resources to support business needs, including the assessment of management span of control and layers. Lower year-over-year total compensation and overall reduced spending also impacted the COS ratio favorably.
Selling, General and Administrative
Fiscal 2015
SG&A expense, as a percentage of revenue increased to 4.8% for fiscal 2015 from 4.6% for fiscal 2014. The fiscal 2015 increase was primarily due to lower revenues and an increase in bid and proposal investments to win new and recompete contracts and increase the levels of backlog.
Fiscal 2014
SG&A expense, as a percentage of revenue, increased to 4.6% for fiscal 2014 from 4.3% for fiscal 2013.

Depreciation and Amortization
D&A for the Defense and Intelligence, and Civil segments are as follows:

	Twelve Months Ended
	April 3, 2015		March 28, 2014		March 29, 2013
(Dollars in millions)	Amount	Percent Change	Amount	Percent Change	Amount
Defense and Intelligence	$93	(4.1)%	$97	(5.8)%	$103
Civil	44	(8.3)%	48	(14.3)%	56
Total depreciation and amortization	$137	(5.5)%	$145	(8.8)%	$159
Fiscal 2015
D&A as a percentage of revenue decreased slightly to 3.4% for fiscal 2015 from 3.5% for fiscal 2014.
Fiscal 2014
D&A as a percentage of revenue increased slightly to 3.5% for fiscal 2014 from 3.4% for fiscal 2013.
Income from Discontinued Operations
In the second quarter of 2014, we completed the sale of a portion of our base operations, aviation, and range services business unit, ATD, a component within our business, to a strategic investor for cash consideration of $178 million plus a net working capital adjustment receivable of $6 million. The ATD divestiture resulted in a pre-tax gain of $55 million, representing the excess of the sale price over the carrying value of the net assets of the divested business, less transaction costs of $5 million. In 2015, we incurred approximately $2 million in after-tax losses related to this divestiture due to a settlement on ATD-related litigation and related legal expenses.
Interest Expense, Net
Fiscal 2015

Interest expense of $22 million in fiscal 2015 increased $2 million compared to $20 million in fiscal 2014. The increase was primarily due to the full year effect of the new capital leases added in fiscal 2014.
Fiscal 2014
Interest expense of $20 million in fiscal 2014 increased $2 million compared to $18 million in fiscal 2013. The higher interest expense was primarily due to the addition of new capital leases during the year within the Defense and Intelligence segment.
Other Expense, Net
Fiscal 2015
Other expenses of $6 million in fiscal 2015 increased as compared to $2 million in fiscal 2014. The $4 million increase is due to a $2 million increase in intercompany fees from CSC, coupled with a $2 million increase in foreign currency exchange losses.

Fiscal 2014
Other expenses of $2 million in fiscal 2014 increased slightly compared to $1 million in fiscal 2013. The $1 million increase is primarily due to a $2 million gain on sale of our interest in a joint venture recorded in 2013, with no comparable gain recorded in 2014, partially offset by an increase in foreign currency exchange gains of $1 million.
Taxes
Our effective tax rate (“ETR”) on income from continuing operations for fiscal years 2015, 2014, and 2013 was 37.6%, 36.6%, and 37.5%, respectively. Our tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions. A reconciliation of the differences between the U.S. federal statutory rate and the ETR, as well as other information about our income tax provision, is provided in Note 13, “Income taxes” to the accompanying Combined Financial Statements. For the tax impact of discontinued operations, see Note 4, “Divestitures” to the accompanying Combined Financial Statements.
Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. A $1.4 million valuation allowance has been recorded against deferred tax assets as of April 3, 2015 relating to net operating losses in foreign jurisdictions.
CSRA Pro Forma Adjusted EBITDA
CSRA pro forma Adjusted EBITDA, which gives pro forma effect to the Spin-Off and Mergers and related financing as if they occurred on March 29, 2014, is not a measurement of financial performance under GAAP. CSRA pro forma Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results under GAAP. This Adjusted EBITDA is presented as defined in CSRA’s credit agreement, with the exception of projected cost savings and synergies, which have been excluded. A reconciliation of CSRA pro forma Adjusted EBITDA to pro forma condensed combined net income for the periods presented is provided below:

Three Months Ended October 2, 2015

	Historical CSGS Three Months Ended October 2, 2015	Effect of Spin-Off	Pro-Forma for Spin-Off Only	Historical SRA Three Months Ended September 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Income (loss) from continuing operations	$53	$49	$102	$(4)	$11	$109

Interest expense, net	5	12	17	27	(14)	30
Tax expense (benefit) on income	35	—	35	(3)	8	40
Depreciation and amortization	35	—	35	13	3	51
Amortization of contract-related intangibles	2	—	2	—	—	2
Stock based compensation	5	—	5	2	—	7
Restructuring costs	1	—	1	—	—	1
Pension and postretirement benefit plans actuarial (gains) losses, settlement losses, and amortization of other comprehensive income	(1)	(4)	(5)	—	—	(5)
Merger and acquisition costs	—	—	—	1	—	1
Providence management fees	—	—	—	1	(1)	—
Separation and CSRA merger Costs	42	(42)	—	7	(7)	—

Adjusted EBITDA	$177	$15	$192	$44	$—	$236

Three Months Ended October 3, 2014

	Historical CSGS Three Months Ended October 3, 2014	Effect of Spin-Off	Pro Forma for Spin-Off Only	Historical SRA Three Months Ended December 31, 2014	Effect of Mergers	Pro Forma for Spin-Off and Merger
Income (loss) from continuing operations	$79	$4	$83	$(6)	$(2)	$75

Interest expense, net	6	10	16	27	(13)	30
Tax expense on income	48	2	50	—	(1)	49
Depreciation and amortization	36	—	36	17	17	70
Amortization of contract-related intangibles	2	—	2	—	—	2
Stock based compensation	4	—	4	1	—	5
Restructuring costs	—	—	—	(2)	—	(2)
Pension and postretirement benefit plans amortization of other comprehensive income	—	(1)	(1)	—	—	(1)

Adjusted EBITDA	$175	$15	$190	$37	$1	$228

Six Months Ended October 2, 2015

	Six Months Ended October 2, 2015	Effect of Spin-Off	Pro-Forma for Spin-Off Only	Historical SRA Six Months ended September 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Income (loss) from continuing operations	$120	$63	$183	$(3)	$20	$200

Interest expense, net	11	22	33	54	(27)	60
Tax expense (benefit) on income	78	7	85	(4)	14	95
Depreciation and amortization	68	—	68	30	1	99
Amortization of contract-related intangibles	5	—	5	—	—	5
Stock based compensation	4	—	4	2	—	6
Restructuring costs	1	—	1	3	—	4
Pension and postretirement benefit plans actuarial (gains) losses, settlement losses, and amortization of other comprehensive income	(2)	(7)	(9)	—	—	(9)
Gain on disposition	(18)	—	(18)	1	—	(17)
Merger and acquisition costs	—	—	—	2	—	2
Providence management fees	—	—	—	1	(1)	—
Separation and CSRA merger Costs	56	(56)	—	7	(7)	—
Impact of acquisitions	—	—	—	1	—	1

Adjusted EBITDA	$323	$29	$352	$94	$—	$446

Six Months Ended October 3, 2014

	Historical Six Months Ended October 3, 2014	Effect of Spin-Off	Pro Forma for Spin-Off Only	Historical SRA Six Months Ended December 31, 2014	Effect of Mergers	Pro Forma for Spin-Off and Merger
Income (loss) from continuing operations	$150	$5	$155	$(10)	$(1)	$144

Interest expense, net	11	21	32	54	(28)	58
Tax expense (benefit) on income	89	2	91	(2)	(1)	88
Depreciation and amortization	71	—	71	34	31	136
Amortization of contract-related intangibles	5	—	5	—	—	5
Stock based compensation	9	—	9	3	—	12
Foreign currency loss	1	—	1	—	—	1
Pension and postretirement benefit plans amortization of other comprehensive income	—	1	1	—	—	1
Providence management fees	—	—	—	1	(1)	—

Adjusted EBITDA	$336	$29	$365	$80	$—	$445

Liquidity and Capital Resources
Cash Flows

	Six Months Ended		Twelve Months Ended
(Dollars in millions)	October 2, 2015	October 3, 2014	April 3, 2015	March 28, 2014	March 29, 2013
Cash provided by operating activities	$366	$255	$487	$578	$563
Cash provided by (used in) investing activities	(13)	(55)	(117)	75	(115)
Cash used in financing activities	(348)	(195)	(369)	(659)	(454)
Net increase (decrease) in cash and cash equivalents	5	5	1	(6)	(6)
Cash and cash equivalents at beginning of year	5	4	4	10	16
Cash and cash equivalents at end of period	$10	$9	$5	$4	$10

Operating Cash Flow
Net cash provided by operating activities for the six months ended October 2, 2015 was $366 million, an increase of $111 million compared to the six months ended October 3, 2014. The increase in net operating cash flow was primarily attributable to the sale of receivables (Note 4, “Sale of Receivables” to the unaudited Combined Condensed Financial Statements) and an increase in net income.
Net cash provided by operating activities for fiscal 2015 of $487 million decreased by $91 million as compared to fiscal 2014. This decrease in net operating cash flow was primarily attributable to a decrease in net income, coupled with lower year-over-year collections from customers. These decreases were partially offset by lower pension contributions.

Net cash provided by operating activities for fiscal 2014 was $578 million compared to fiscal 2013 of $563 million. This increase in net operating cash flow was primarily attributable to an increase in accrued expenses which was partially offset by lower year-over-year collections from customers and an increase in prepayments.
Investing Cash Flow
Net cash used in investing activities for the six months ended October 2, 2015 was $13 million, as compared to cash used in investing activities for the six months ended October 3, 2014 of $55 million. The increase resulted primarily from the sale of Welkin for proceeds of $34 million during the six months ended October 2, 2015 as compared with the acquisition of Tenacity for $36 million during the six months ended October 3, 2014. The increase was partially offset by an increase in purchase of property and equipment.
Net cash used in investing activities for fiscal 2015 was $117 million, as compared to cash provided by investing activities in fiscal 2014 of $75 million. The significant change resulted primarily from proceeds received from the 2014 divestiture of a portion of a business, which did not recur in fiscal 2015, coupled with the fiscal 2015 cash payments for an acquisition of a business which did not occur in fiscal 2014.
Net cash provided by investing activities for fiscal 2014 was $75 million compared to cash used in fiscal 2013 of $115 million. The change is primarily due to proceeds received related to the fiscal 2014 divestitures (Note 4, “Divestitures” to the accompanying Combined Financial Statements) and a decrease in payments for acquisitions (Note 3, “Acquisitions” to the accompanying Combined Financial Statements).
Financing Cash Flow
Net cash used in financing activities for the six months ended October 2, 2015 was $348 million, which was an increase of $153 million from the six months ended October 3, 2014. The increase was primarily attributable to transfers to CSC as a result of higher operating cash flows.

Net cash used in financing activities in fiscal 2015 was $369 million, a decrease of $290 million from fiscal 2014. The decrease was primarily due to a decrease in cash transfers to CSC as a result of lower operating cash flows.
Net cash used in financing activities in fiscal 2014 was $659 million, an increase of $205 million from fiscal 2013. The increase was primarily due to an increase in cash transfers to CSC as a result of the improvement in cash provided by investing activities compared to fiscal 2013 partially offset by lower capital lease payments.
Discussion of Financial Condition
Cash and Cash equivalents were $10 million, $5 million and $4 million as of October 2, 2015, April 3, 2015 and March 28, 2014, respectively.
On April 21, 2015, CSC entered into a Master Accounts Receivable Purchase Agreement (“Purchase Agreement”) between the CSC, as Seller, and The Royal Bank of Scotland, PLC (“RBS”) as Purchaser, along with Mitsubishi UFJ Financial Group Ltd. and Bank of Nova Scotia, each as a Participant. Subsequent to the April 21, 2015 agreement, RBS assigned its rights as a purchaser to The Bank of Tokyo-Mitsubishi UFJ, Ltd (“BTMU”), and the Purchase Agreement was amended to add CSC Government Solutions LLC as a seller, and BTMU, The Bank of Nova Scotia, and Mizuho Bank, Ltd. each as a purchaser. The amended agreement also converted the receivables purchase facility (the Facility) to a committed facility, extended the initial term to a two-year period and added Computer Sciences Government Services Inc. as a guarantor.

Under the Facility, CSC and the Computer Sciences GS can sell up to $450 million of our eligible receivables, including billed receivables and certain unbilled receivables arising from “cost plus fixed fee” and “time and materials” contracts. CSC has no retained interests in the transferred receivables, and only performs collection and administrative functions for the Purchaser for a servicing fee. During the three and six months ended October 2, 2015, CSC sold $619 million and $1,333 million, respectively, of our billed and unbilled receivables for cash. Collections corresponding to these receivables sales were $609 million and $1,156 million for the three and six months ended October 2, 2015, respectively. As of October 2, 2015, there was also $7 million of cash collected but not remitted due to timing of settlements, which was recorded as restricted cash. We incurred purchase discount and administrative fees of under $1 million for the three months ended October 2, 2015 and $1 million for the six months ended October 2, 2015. The net impact of the accounts receivable sales was $9 million and $176 million for the three and six months ended October 3, 2015, respectively.
We had no debt outstanding for all periods presented.
Liquidity

Our total liquidity was comprised of operating cash and cash equivalents. We have generated and expect to continue to generate positive operating cash flow to fund our requirements for working capital, capital expenditures, commitments and other discretionary investments. Our exposure to operational liquidity is primarily from long-term contracts which require significant investment of cash flows from operating activities during the initial phases of the contracts. The recovery of these investments is over the life of the contract and is dependent upon our performance as well as customer acceptance. Continued uncertainty in global economic conditions may also affect our business as customers and suppliers may decide to downsize, defer or cancel contracts, which could negatively affect operating cash flows.

Our largest use of cash flow was net transfers to CSC, reflected as a component of net Parent investment in our Combined Balance Sheets and unaudited Combined Condensed Balance Sheets. CSC uses a centralized approach for managing cash and financing activities. With certain exceptions, our cash was available for us and was regularly “swept” by the Parent at its discretion. Accordingly, our combined statements of financial position only reflect a minor cash balance.

Future Liquidity. Our primary cash needs will continue to be for working capital, capital expenditures, commitments and other discretionary investments; however, our capital structure and sources of liquidity will change from our historical capital structure because we no longer participate in CSC’s centralized cash management program. Our ability to fund our operating needs depends, in part, on our ability to continue to generate positive cash flow from operations or, if necessary, raise cash in the capital markets.

In light of the Spin-Off and the Mergers, it is our belief, based upon Computer Sciences GS’s and SRA’s combined history of generating strong cash flows, that CSRA will be able to meet its short-term liquidity needs, and meet known or reasonably likely future cash requirements, through the combination of cash flows from operating activities, available cash balances and available borrowings under our expected credit facilities, as discussed below. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through the issuance of debt or equity securities; however, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms in the future.

Under the terms of the Separation Agreements, prior to the Distribution, CSC provided for cash balances of $300 million at Computer Sciences GS at the time of the Distribution.

We have obtained financing in connection with the Spin-Off and the Mergers under various facilities as follows: (1) a five-year senior secured revolving credit facility (the “Revolving Credit Facility”) with an initial borrowing capacity of $700 million, of which, immediately after the consummation of the Spin-Off and the Mergers, $500 million was available and undrawn, (2) a three-year senior secured tranche A1 term loan facility in an aggregate principal amount of $600 million (the “Tranche A1 Facility”), (3) a five-year senior secured tranche A2 term loan facility in an aggregate principal amount of $1.45 billion (the “Tranche A2 Facility”; and, together with the Tranche A1 Facility, the “Term Loan A Facilities”) and (4) a seven-year senior secured term loan B facility in an aggregate principal amount of $750 million (the “Term Loan B Facility”; and, together with the Term Loan A Facilities, the “Term Loan Facilities”), all of which are guaranteed by CSRA’s significant domestic subsidiaries (the “Guarantors”) and are secured by substantially all of the assets of CSRA and the guarantors. The Revolving Credit Facility and the Term Loan Facilities have the following material terms:

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Interest. Borrowings under (1) the Revolving Credit Facility and the Tranche A2 Facility bear interest at an interest rate per annum equal to, at our option, (A) LIBOR plus the applicable margin of 1.250%-2.250% or (B) the base rate plus the applicable margin of 0.250%-1.250%, (2) the Tranche A1 Facility bears interest at an interest rate per annum equal to, at our option, (A) LIBOR plus the applicable margin of 1.125%-2.125% or (B) the base rate plus the applicable margin of 0.125%-1.125% and (3) the Term Loan B Facility bears interest at an interest rate per annum equal to, at our option, (A) LIBOR plus the applicable margin of 2.75%-3.00%, subject to a 0.75% LIBOR floor or (B) the base rate plus the applicable margin of 1.75%-2.00%, subject to a 1.75% base rate floor. The applicable margins for borrowings under the Revolving Credit Facility and borrowings under the Term Loan A Facilities vary and are determined based on our corporate credit rating or corporate family rating. The applicable margins for borrowings under the Term Loan B Facility vary and are determined based on the ratio of our consolidated total net debt to our consolidated EBITDA.

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Amortization. Borrowings under the Revolving Credit Facility can be prepaid at any time and can be repeatedly redrawn until its maturity. The Tranche A1 Facility has no scheduled amortization prior to maturity. The Tranche A2 Facility requires quarterly scheduled amortization at a rate equivalent to 5% of the original principal amount per annum until the remaining balance is due at maturity.

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Covenants. The Revolving Credit Facility and Term Loan Facilities contain negative covenants customary for financings of this type, including covenants that place limitations on the incurrence of additional indebtedness; the creation of liens; the payment of dividends; sales of assets; fundamental changes, including mergers and acquisitions; loans and investments; negative pledges; transactions with affiliates; restrictions affecting subsidiaries; modification to charter documents in a manner materially adverse to the lenders; changes in fiscal year and limitations on conduct of business. The Revolving Credit Facility and Term Loan Facilities also contain affirmative covenants and representations and warranties customary for financings of this type. In addition, the Revolving Credit Facility and Term Loan A Facilities contain financial maintenance covenants requiring, as at the end of, and for, each fiscal quarter of CSRA ending after November 27, 2015, (a) a ratio of consolidated total net debt to consolidated EBITDA not in excess of 4:00:1:00, stepping down to 3.50:1.00 at the end of the first full fiscal quarter ending at least 18 months after November 27, 2015; and (b) a consolidated EBITDA to interest expense ratio of not less than 3.00:1.00.

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Events of Default. The lenders under the Revolving Credit Facility and the Term Loan Facilities may declare any indebtedness outstanding thereunder due and payable, and cancel any remaining commitments under the Revolving Credit Facility, if an event of default occurs and is continuing, including a failure to pay principal when due or interest or commitment fees within five days of the date when due; a material inaccuracy of a representation or warranty at the time made; a bankruptcy event; a failure to comply with the covenants, subject to a customary grace period; cross-events of default to material indebtedness; certain material Employee Retirement Income Security Act of 1974, as amended (“ERISA”) events; material judgments; actual or asserted invalidity of any guarantee or non-perfection of any material portion of the collateral under the security documents; a change in control; and, with respect to the Revolving Credit Facility and Term Loan A Facilities only, a breach of the financial covenants.

On November 27, 2015, all of the Tranche A1 Facility and a portion of the Tranche A2 Facility were funded in an aggregate amount of $1.56 billion, the proceeds of which were used to fund the Special Dividend (including the portion of the Special Dividend paid by CSC to its stockholders) and to pay transaction costs. On November 30, 2015, $200 million of the Revolving Credit Facility, the remainder of the Tranche A2 Facility and all of the Term Loan B Facility were funded in an additional aggregate amount of $1.44 billion, the proceeds of which were used to fund the cash portion of the Merger Consideration to holders of SRA common stock, to repay, refinance and/or redeem substantially all of SRA’s existing indebtedness, to pay for additional transaction costs and for general corporate purposes.

We expect to have a significantly levered capital structure, but we expect to have liquidity available for debt servicing and other discretionary investments from free cash flow and the Revolving Credit Facility, of which immediately after the consummation of the Spin-Off and the Mergers, $500 million remained available but undrawn. Debt service in the first five years following the Spin-Off and Mergers is expected to be funded from available free cash flow, while still maintaining available liquidity for short-term working capital and other cash requirements needs. Our expected liquidity and capital structure may be impacted, however, by discretionary investments and acquisitions that CSRA could decide to pursue. While the timing and financial magnitude of these possible actions are currently indeterminable, CSRA expects to be able to manage and adjust its capital structure in the future to meet its liquidity needs.

The amount of indebtedness incurred in connection with the Spin-Off and Mergers was based on various factors including expected operating results, expected free cash flow generation, credit ratings considerations, ensuring strategic and financial flexibility, anticipated business plans, and general economic conditions. We believe our capital structure and financial strength will provide us with financial flexibility in a dynamic industry that we believe affords competitive and strategic advantages to providers that maintain financial flexibility.
Off Balance Sheet Arrangements
As of October 2, 2015, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Contractual Obligations
The following table summarizes the expiration of the surety bonds and letters of credit associated with our performance guarantees and expiration of the stand-by letters of credit used in lieu of cash, outstanding as of April 3, 2015, (Note 18, “Commitments and contingencies” to the accompanying Combined Financial Statements):

(Dollars in millions)	Fiscal 2016	Fiscal 2017	Fiscal 2018 and Thereafter	Total
Stand-by letters of credit	$39	$—	$—	$39
Surety bonds	13	—	—	13
Total	$52	$—	$—	$52

The following table summarizes our future payments, excluding the effects of time value, on contractual obligations by period as of April 3, 2015:

	1 year	1-3	3-5	More than	Total
(Dollars in millions)	or less	years	years	5 years
Capitalized lease liabilities	$57	$81	$72	$103	$313
Operating leases	52	62	20	8	142
Minimum purchase obligations	1	2	—	—	3
Total	$110	$145	$92	$111	$458
The liability related to unrecognized tax benefits has been excluded from the table because a reasonable estimate of the timing and amount of cash outflows from future tax settlements cannot be determined.
Regarding minimum purchase obligations included above, we have occasionally signed long-term purchase agreements with certain service providers to obtain favorable pricing, committed service levels and terms for services necessary for the operation of business activities. For these limited number of agreements, we are contractually committed to purchase specified service minimums over remaining periods ranging generally from one to four years. If we do not meet the specified service minimums, we may have an obligation to pay the service provider a portion or the entire shortfall.
As of April 3, 2015 CSC’s consolidated financial statements reflected projected pension benefit obligations that exceeded related plan assets, resulting in a deficit in funded status under GAAP of approximately $440 million for the qualified U.S. plans that will be transferred to us from CSC prior to the Distribution. Under the Code, including the Employee Retirement Income Security Act of 1974 (“ERISA”), PPA and the Highway and Transportation Funding Act of 2014 (“HATFA”), the funded value of our aggregate plan assets as of December 31, 2014 exceeded estimated liabilities by approximately $377 million. In addition, at December 31, 2014 our aggregate excess funding balance, which is the amount that would need to be exhausted before we would be required to make additional cash contributions to those plans, was approximately $320 million. Because funding status as determined under the Code, as amended by HATFA, rather than under GAAP, governs our obligation to make required cash contributions to those plans, we do not currently expect to be required to make any cash contributions to our qualified U.S. defined benefit plans for fiscal 2016, 2017 or 2018.
During the first six months of fiscal 2016, we contributed $0.6 million to postretirement plans. We expect to contribute an additional $0.8 million during the remainder of fiscal 2016. During fiscal 2015, pension and other pension benefits contributions amounted to $2 million, unchanged as compared to fiscal 2014. Refer to the Critical Accounting Estimates section later in this MD&A and to Note 1, “Basis of presentation and summary of significant accounting policies” to the accompanying Combined Financial Statements for further discussion.
In lieu of a novation agreement under FAR 42.1204, the operating subsidiary of Computer Sciences GS, CSC Government Solutions LLC, and the U.S. federal government will enter into a conversion and change of name agreement to accommodate the assignment of contracts by operation of law from CSC to Computer Sciences GS’s operating subsidiary. Thereafter, in anticipation of the Spin-Off, the U.S. federal government may in its discretion require Computer Sciences GS or the operating subsidiary to obtain a performance bond in an amount that is commercially reasonable in light of the total remaining value of the contracts assigned to Computer Sciences GS’s operating subsidiary effective October 3, 2015.

Critical Accounting Estimates
Recent accounting pronouncements and the anticipated impact to Computer Sciences GS are described in the notes to the unaudited Combined Condensed Financial Statements included in this Form S-1.
Our Combined Financial Statements and unaudited Combined Condensed Financial Statements have been prepared in accordance with GAAP. Our significant accounting policies are described in Note 1, “Basis of presentation and summary of significant accounting policies” and “Note 1 - Basis of Presentation and Recent Accounting Pronouncements” to the accompanying Combined Financial Statements and unaudited Combined Condensed Financial Statements, respectively. The preparation of Combined Financial Statements and unaudited Combined Condensed Financial Statements in accordance with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and other factors believed to be reasonable under the circumstances. Many of the estimates made are for contract-specific issues. Changes to estimates or assumptions on a specific contract could result in a material adjustment to the Combined Financial Statements and unaudited Combined Condensed Financial Statements.
We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved; and (b) the impact of changes in the estimates and assumptions would have a material effect on the Combined Financial Statements and unaudited Combined Condensed Financial Statements. Our critical accounting estimates relate to: revenue recognition, cost estimation and recoverability on long-term, fixed-price contracts; revenue recognition on software license sales that require significant customization; software development costs; estimates used to determine deferred income taxes; assumptions related to purchase accounting and goodwill; assumptions to determine retirement benefits costs and liabilities; and assumptions and estimates used to analyze contingencies and litigation. For all of these estimates, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.
Revenue recognition
Substantially all of our revenue is derived from contracts with departments and agencies of the U.S. federal government, as well as other state and local government agencies. We generate our revenue from the following types of contractual arrangements: time and materials contracts, firm-fixed-price contracts and cost-reimbursable-plus-fee contracts. We also provide services to other businesses of CSC, which are included in revenues.
Due to the long-term nature of our contracts, the amounts we record in our financial statements using contract accounting methods are material and require us to make reasonably dependable estimates for the design and delivery of our services. Some contract sales may include estimated amounts not contractually agreed to by the customer, including cost or performance incentives (such as award and incentive fees), unpriced change orders, claims and requests for equitable adjustment. Amounts pertaining to cost and/or performance incentives are included in estimated contract sales when they are reasonably estimable.
Percentage-of-completion method
Contracts with the U.S. federal government and certain contracts with customers other than the U.S. federal government require the use of estimates-at-completion (“EACs”) in the application of the percentage-of-completion accounting method, whereby the determination of revenues and costs on a contract through its completion can require significant judgment and estimation. Under this method, and subject to the effects of changes in estimates, we recognize revenue using an estimated margin at completion as contract milestones or other input or output-based measures are achieved. This can result in costs being deferred as work in process until contractual billing milestones are achieved. Alternatively, this can result in revenue recognized in advance of billing milestones if output-based or input-based measures are achieved. Contracts that require estimates at completion using the percentage-of-completion method accounted for approximately 42% of our revenues for the twelve months ended April 3, 2015.

We regularly review project profitability and underlying estimates and closely monitor compliance with, and the consistent application of, our critical accounting policies related to contract accounting including the preparation of EACs for our contracts. Our cost estimation process is based on the professional knowledge of our program managers and finance professionals, and draws on their significant experience and judgment. Also, regular and recurring evaluations of contract cost, scheduling and technical matters are performed by management personnel who are independent from the business operations personnel performing work under the contract.
We generally review and reassess our sales, cost and profit estimates for each significant contract at least annually or more frequently as determined by the occurrence of events, changes in circumstances and evaluations of contract performance to reflect the latest reliable information available. When changes in estimates of contract sales or costs occur, we make revisions to EACs and reflect changes in the results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Since contract costs are typically incurred over a period of several years, estimation of these costs requires the use of judgment. Factors considered in estimating the cost of the work to be completed include the availability, productivity and cost of labor, the nature and complexity of work to be performed, the effect of change orders, availability and cost of materials, the effect of any delays in performance and the level of indirect cost allocations. Provisions for estimated losses at completion, if any, are recognized in the period in which the loss becomes evident. The provision includes estimated costs in excess of estimated revenue and any profit margin previously recognized. There were no significant adjustments to income before taxes related to changes in the provision for estimated losses in the six months ended October 2, 2015 and October 3, 2014, or in the twelve months ended April 3, 2015, March 28, 2014 or March 29, 2013.
Amounts billed and collected but not yet earned as revenues under certain types of contracts are deferred. Contract costs incurred for U.S. federal government contracts, including indirect costs, are subject to audit and adjustment through negotiations between government representatives and us. Further, as contracts are performed, change orders can be a regular occurrence and may be un-priced until negotiated with the customer. Un-priced change orders are included in estimated contract sales when they are probable of recovery in an amount at least equal to the cost. Amounts representing claims (including change orders unapproved as to both scope and price) and requests for equitable adjustment are included in estimated contract revenues when they are reliably estimable and realization is probable.
Our U.S. federal government contracts generally contain FAR provisions that enable the customer to terminate a contract for default, or for the convenience of the government. If a contract is terminated for default, we may not be entitled to recover any of our costs on partially completed work and may be liable to the government for re-procurement costs of acquiring similar products or services from another contractor, and for certain other damages. Termination of a contract for the convenience of the government may occur when the government concludes it is in the best interests of the government that the contract be terminated. Under a termination for convenience, the contractor is typically entitled to be paid in accordance with the contract’s terms for costs incurred prior to the effective date of termination, plus a reasonable profit and settlement expenses. At October 2, 2015, April 3, 2015, October 3, 2014, March 28, 2014 and March 29, 2013, we did not have any federal contract terminations in process that would have a material effect on our consolidated financial position, annual results of operations and/or cash flows.
Software sales

We enter into development of highly-customized software and may include post-contract customer support and other software-related services.  These arrangements are accounted for under contract accounting, and vendor-specific objective evidence (“VSOE”) of fair value is required to allocate and recognize revenue for each element.  VSOE of fair value is determined based on the price charged where each deliverable is sold separately. In situations where VSOE of fair value exists for all undelivered elements, but not a delivered element (typically the software), the residual method is used to allocate revenue to the undelivered elements equal to their VSOE value with the remainder allocated to the delivered element.  When VSOE is available for the undelivered elements, software revenue is recognized as the related software customization services are performed in accordance with the percentage-of-completion method described above.  In those arrangements where VSOE of fair value does not exist for the undelivered elements, revenue is deferred until only one undelivered element remains and then is recognized ratably as the final element is delivered, beginning with substantial completion and delivery of the highly-customized software.
Capitalization of software development costs
We capitalize certain costs incurred to develop commercial software products to be sold, leased or otherwise marketed after establishing technological feasibility and we capitalize costs to develop or purchase internal-use software. Significant estimates and assumptions include: determining the appropriate period over which to amortize the capitalized costs based on estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment.
For commercial software products, determining the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product and anticipated changes in technology that may make the product obsolete.
For internal-use software, the appropriate amortization period is based on estimates of our ability to utilize the software on an ongoing basis. To assess the recoverability of capitalized software costs, we consider estimates of future revenue, costs and cash flows. Such estimates require assumptions about future cash inflows and outflows, and are based on the experience and knowledge of professional staff. A significant change in an estimate related to one or more software products could result in a material change to our results of operations.
Estimates used to determine income tax expense
We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which principally arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We also must analyze income tax reserves, as well as determine the likelihood of recoverability of deferred tax assets, and adjust any valuation allowances accordingly. Considerations with respect to the recoverability of deferred tax assets include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income as well as tax liabilities for the tax jurisdiction to which the tax asset relates. The calculation of our tax liabilities also involves dealing with uncertainties in the application of complex tax regulations. We recognize unrecognized tax benefits in the Combined Financial Statements and unaudited Combined Condensed Financial Statements when it is more likely than not the tax position will be sustained under examination.
Assumptions related to purchase accounting and goodwill
When we acquire a controlling financial interest through a business combination, we use the acquisition method of accounting to allocate the purchase consideration to the assets acquired and liabilities assumed, which are recorded at fair value. Any excess of purchase consideration over the fair value of the assets acquired and liabilities assumed is recognized as goodwill.
For contingent consideration recorded as a liability, we initially measure the amount at fair value as of the acquisition date and adjust the liability, if needed, to fair value each reporting period. Changes in the fair value of contingent consideration, other than measurement period adjustments, are recognized as operating income or expense.
Acquisition-related costs are recognized separately from the business combination and are expensed as incurred. The results of operations of acquired businesses are included in the Combined Financial Statements from the acquisition date.
We test goodwill for impairment on an annual basis, as of the first day of the second fiscal quarter, at each of our reporting units, and between annual tests if circumstances change, or if an event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A significant amount of judgment is involved in determining whether an event indicating impairment has occurred between annual testing dates. Such indicators include, among other things: a significant decline in expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; the disposal of a significant component of a reporting unit; and the testing for recoverability of a significant asset group within a reporting unit. The results of our annual goodwill impairment test for fiscal years 2016 and 2015 indicated that the estimated fair value of each reporting unit exceeded its respective carrying value by greater than 10%, which we deem to be a sufficient excess.
Due to the discontinued operations classification and divestiture of a portion of ATD, (Note 4, “Divestitures” to the accompanying Combined Financial Statements), which caused the allocation of $71.6 million of goodwill from the reporting unit to that disposed business, we assessed the remaining goodwill related to the reporting unit for potential impairment. We performed the first step of the two-step goodwill impairment test and concluded that the remaining goodwill related to the reporting unit, after allocation of goodwill to the divested business, was not impaired. The fair value of the remaining reporting unit significantly exceeded its carrying value, and the second step of the goodwill impairment test was not required. After the divestiture of a portion of ATD, the ATD reporting unit no longer qualified as a reporting unit and was aggregated with the other components of the Defense and Intelligence segment.
See Note 1, “Basis of presentation and summary of significant accounting policies” to our accompanying Combined Financial Statements for information related to our accounting policy related to acquisition accounting and goodwill.
Assumptions to determine retirement benefits costs and liabilities
Our employees are participants in various pension and postretirement benefit plans. For purposes of our standalone financial statements, the largest defined benefit plan is a CSC sponsored single employer plan which is classified as a multi-employer plan for us. Most other plans are classified as Computer Sciences GS sponsored single employer plans.
Multi-employer plans are sponsored by CSC. CSC manages these pension and postretirement benefit plans on an aggregated basis; claims data and liability information related to us are included with those related to other CSC businesses. Accordingly, the related assets and liabilities of these plans are not recorded in our Combined Financial Statements. We recognize service cost only as the net periodic pension cost for these multi-employer plans.
Single employer plans are those plans that benefit only our employees, thus the related assets and liabilities of the plans are recorded in our Combined Financial Statements. For these single employer plans, we recognize net actuarial gains and losses and the changes in fair value of plan assets in earnings at the time of plan remeasurement, annually during the fourth quarter of each year, or if there is an interim remeasurement event, as a component of net periodic benefit or cost.
We utilize actuarial methods to measure the benefit obligations and net periodic pension cost or income for our pension and other postretirement benefit plans. Inherent in the application of these actuarial methods are key assumptions, including, but not limited to, discount rates, expected long-term rates of return on plan assets, mortality rates, rates of compensation increases, and medical cost trend rates. We evaluate these assumptions annually and update assumptions as necessary. The fair value of assets is determined based on the prevailing market prices or estimated fair value of investments when quoted prices are not available.
Assumptions and estimates used to analyze contingencies and litigation
We are subject to various claims and contingencies associated with lawsuits, insurance, tax and other issues arising in the normal course of business. The Combined Financial Statements reflect the treatment of claims and contingencies based on management’s view of the expected outcome. We consult with legal counsel on issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business. If the likelihood of an adverse outcome is probable and the amount is estimable, we accrue a liability in accordance with ASC 450 “Contingencies.” Significant changes in the estimates or assumptions used in assessing the likelihood of an adverse outcome could have a material effect on the consolidated financial results.
New Accounting Standards
See Note 1, “Basis of presentation and recent accounting pronouncements” to our accompanying unaudited Combined Condensed Financial Statements for information related to our adoption of new accounting standards in the first six months of fiscal 2016. See Note 1, “Basis of presentation and summary of significant accounting policies” to our accompanying Combined Financial Statements for information related to our adoption of new accounting standards in fiscal 2015, 2014 and 2013 and for information on our anticipated adoption of recently issued accounting standards.
Other Matters
Quantitative and Qualitative Disclosures About Market Risk
We have limited exposure to foreign currency exchange risk as the substantial majority of the business is conducted in U.S. dollars. As a business within our Parent, we have not directly experienced exposure to the impacts of certain market risks, such as interest rate risk. In the future, we expect impacts from any changes in market conditions to be minimized through our normal operating and financing activities.
Inflation
Inflation has been moderate in recent years and has not had a significant impact on our businesses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SRA
Overview
SRA (the “Company”) is a leading provider of sophisticated IT and professional services to the U.S. federal government. SRA’s services help its government customers address complex IT needs in order to achieve their missions more effectively, while also increasing efficiency and reducing expenses. During fiscal 2015 approximately 70% of SRA’s revenue is derived from IT service offerings, including software and systems development, network infrastructure and cloud services, and cybersecurity, with the remaining 30% derived from domain-specific professional services in areas such as intelligence analysis, bioinformatics and health sciences, energy and environmental consulting, and enterprise planning and resource management. SRA’s business has an attractive operating model, characterized by recurring revenues, diverse multi-year contracts, and strong free cash flow conversion.
SRA believes that the large size of its addressable market and its focus on higher growth areas of the market provide it with ample opportunities to grow. SRA estimates, based in part on data from the Federal Procurement Data System, or FPDS, that the U.S. federal government spent approximately $125 billion in government fiscal year 2014 with third parties on the types of IT and professional services that SRA provides, which SRA refers to as its addressable market. Within its addressable market, SRA generated approximately 78% of its revenue in fiscal 2015 from the health, civil, intelligence, homeland security, and law enforcement end markets. According to IDC spending by the federal government in the health and civil IT markets is forecasted to grow 5.1% annually from government fiscal year 2014 to 2019, which compares to a forecasted CAGR of 0.5% for spending in the federal DoD IT markets over the same period. In addition, SRA generated approximately 22% of its revenue in fiscal 2015 from the defense end market, where it focus on technically complex IT services with long-term demand drivers, such as cybersecurity, mobility, big data, data center optimization, common networking infrastructure, cloud and supporting applications. More than half of SRA’s fiscal 2015 revenue from the defense end market came from services areas such as joint operations and other Unified Combatant Commands. According to IDC, these services areas of the federal DoD IT market make up more than a third of the entire federal DoD IT market and are forecasted to grow at a CAGR of 3.6% from government fiscal year 2014 to 2019. Less than 2% of SRA’s fiscal 2015 revenue was derived from the declining portion of the defense end market tied to OCO funding.
In addition to focusing on attractive and growing segments of its addressable market, SRA has invested in business development capabilities that it believes will enable it to continue to grow its market share. From 2011 through 2015, SRA has nearly doubled headcount in its business development functions, while also reorganizing its resources to more effectively pursue and win new business in its target markets. Through these efforts, SRA increased the volume of new contract opportunities for which it submitted bids from $2.2 billion in fiscal 2011 to $6.1 billion in fiscal 2015. SRA has also enhanced the quality of its business development process by identifying and pursuing new business opportunities earlier and focusing on contracts where its services are differentiated from its competitors. As a result, SRA has maintained stable new business win rates in both fiscal 2014 and fiscal 2015 and increased new business contract wins from $334 million in fiscal 2012 to $542 million in fiscal 2015.
SRA’s revenue is diversified across more than 900 unique contracts, with no single government agency representing more than 10% of revenue and no single contract representing more than 5% of revenue for fiscal 2015. Moreover, SRA has an attractive mix of contract types with approximately 73% and 72% of its revenue in fiscal 2015 and the three months ended September 30, 2015, respectively, generated from fixed-price or time-and-materials contracts, which typically generate higher margins than cost-plus-fee contracts.
SRA’s attractive business model consists of multi-year contracts with high revenue visibility, attractive margins, and strong free cash flow conversion. SRA typically serves its customers under long-term contracts that span three to seven years, and SRA has served many of its customers for more than 20 years. SRA’s long-term contracts and relationships provide it with high revenue visibility, with average contract lengths of approximately five years as of June 30, 2015. Further, SRA’s $3.8 billion of total backlog September 30, 2015, provides it with a base of future revenues supported by existing contracts. In addition, with capital expenditures of less than 1% of revenue and low working capital requirements, SRA has historically had strong free cash flow conversion, allowing it to generate approximately $385 million of cash available for debt reduction or acquisitions since the Providence Acquisition in July 2011.

SRA directs substantial resources towards recruiting, training and promoting its employees and fosters a high-performance culture throughout its organization. SRA’s culture is based on a set of core principles that have defined its business throughout SRA’s nearly 40-year history: integrity, quality work for its customers, employee satisfaction, and service to its country and communities. SRA believes that its emphasis on developing and maintaining a high-performance team and culture based on SRA’s foundational ethic of Honesty and Service® is a key competitive strength, helping to ensure SRA efficiently delivers consistent, high-quality work for its customers.
On November 30, 2015, SRA completed its previously announced combination with CSRA in accordance with the terms of the Merger Agreement. As a result of the Mergers, SRA became an indirect wholly-owned subsidiary of CSRA. For a more detailed description of the Mergers, see “CSRA Transactions”.

Non-GAAP Financial Measures
Adjusted EBITDA presented in this section is a supplemental measure that is not required by, or presented in accordance with generally accepted accounting principles, or GAAP. This non-GAAP measure is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income, or any other performance measure derived in accordance with GAAP. In addition, our calculations of this non-GAAP measure may not be comparable to that of other companies. We believe this measure is frequently used by securities analysts, investors, and other interested parties in the evaluation of high-yield issuers, as well as management to assess operating performance.

Business Environment and Outlook
SRA generated more than 97% of its revenue from services provided on engagements with various agencies of the U.S. federal government in each of fiscal 2014 and fiscal 2015. Accordingly, SRA’s business performance is affected by the overall level of federal spending.
Demand for IT and professional services is being driven by priorities of SRA’s customers to invest in areas such as cybersecurity, cloud infrastructure, improved communications systems, IT modernization, data privacy protection, data analytics, and intelligence. Over the past few years, critical investments in these areas have been deferred due to budget constraints, resulting in a growing backlog of government IT needs. To that end, the administration’s government fiscal year 2016 budget request for IT spending proposes an increase of $1.4 billion, or 1.8% (from $78.1 billion to $79.5 billion), over the 2015 budget request level.
The sequester cuts enacted by the Budget Control Act of 2011 reduced spending levels in most federal agencies, and the government shutdown in October 2013 discontinued many federal functions and associated contractor support for approximately two weeks. In December 2013, the President signed the Bipartisan Budget Act of 2013, which revised the limits on discretionary appropriations for government fiscal years 2014 and 2015, providing for higher levels of funding in those years than were allowed under the prior caps and budget enforcement procedures. On October 1, 2014, the government’s fiscal year 2015 began under a continuing resolution. The government has since been funded by a December 2014 omnibus spending bill and subsequent bills. On November 2, 2015, the president signed into law a budget bill that sets federal spending through fiscal year 2017 and raises the debt ceiling until March of 2017.
In certain of SRA’s markets, contract awards continue to face delays, pricing pressure and greater numbers of competitors. However, SRA has observed fewer instances of contract scope reductions and funding pressure has lessened in recent periods. SRA believes that the administration’s request for incremental spending in IT for government fiscal year 2016 reflects increased focus by the government on these services.

Key Metrics
We manage and assess the performance of our business by evaluating a variety of metrics. Selected key metrics are discussed below.

Submittals, Awards, Book-to-Bill, and Backlog
Our future growth is dependent upon our ability to successfully bid and win new contracts in our target markets. Submittals include the total value of bids submitted for prime funded opportunities, including both new and recompete contracts. The total value of proposals we submitted during first quarter of fiscal 2016 was $1.8 billion, $1.4 billion of which was for new business opportunities. Submittals do not include values of bids submitted for indefinite delivery/indefinite quantity (or ID/IQ) contracts or bids submitted as a subcontractor.
Contract awards generally represent the amount of revenue expected to be earned in the future from funded and unfunded contract awards received during the period. Contract awards include both new and recompete contracts. Given that new contracts generate growth, we closely track the new awards component of contract awards each year. The total value of awards we received during first quarter of fiscal 2016 was $0.8 billion.
Another key measure of our business growth is the ratio of total contract awards to revenue recorded in the same period, or the book-to-bill ratio. In order to drive future revenue growth, our goal is for the level of contract awards in a given period to exceed the revenue booked, thus yielding a book-to-bill ratio greater than 1.0. Our book-to-bill ratio for the period ending September 30, 2015, was 2.3.
Backlog represents our estimate of the remaining future revenues from our existing contracts. More specifically, we define backlog as the funded and unfunded orders for services under existing signed contracts, assuming the exercise of all option years relating to those contracts, less the amount of revenue we have previously recognized under those contracts and de-obligations. Backlog includes all contract options that have been priced but not yet funded, and includes an estimate of the contract value under single award ID/IQ contracts against which we expect future task orders to be issued without competition. Backlog does not include any value for the ceiling of multiple award contracts, nor does it include any estimate of future potential delivery orders that might be awarded under multiple award ID/IQ vehicles, government-wide acquisition contracts (or GWACs), or General Service Administration (or GSA) schedule contracts. We define funded backlog to be the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing authority.
Congress often appropriates funds for our customers on a yearly basis, even though the corresponding contract with us may call for performance that is expected to take a number of years. As a result, contracts are typically only partially funded at any point during their term with further funding dependent on Congress making subsequent appropriations and the procuring agency allocating funding to the contract.
Ceiling increases result from upward contract adjustments under existing contracts and increases in scope. Backlog is decreased by de-obligations and removals, which is the removal of amounts previously awarded by a customer resulting from either (i) a formal contract modification issued by the customer reducing, or de-obligating, the remaining contract value, or (ii) the expiration of the period of performance without an extension issued by the customer which would be necessary for us to continue working under the contract. In the latter case we remove the remaining contract value from backlog even though the contract value is not formally de-obligated by the customer.
Our total backlog as of September 30, 2015 includes orders under contracts that, in some cases, extend for several years, with the latest expiring during calendar year 2026.
As of September 30, 2015, we expect to recognize approximately 27% of our backlog as revenue within the next twelve months.

(in millions)	September 30, 2015

Funded	$862
Unfunded	2,970
Total backlog	$3,832

Contract Mix
When contracting with our customers, we typically enter into one of three basic types of contracts: cost-plus-fee, time-and-materials, and fixed-price.

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Cost-plus-fee contracts. Cost-plus-fee contracts provide for reimbursement of allowable costs and the payment of a fee, which is our profit. In addition, some cost-plus-fee contracts provide for an award fee or incentive fee for meeting the requirements of the contract.

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Time-and-materials contracts. Time-and-materials contracts provide for a fixed hourly rate for each direct labor hour expended plus reimbursement of allowable material costs and out-of-pocket expenses.

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Fixed-price contracts. Fixed-price contracts provide for a pre-determined fixed price for specified products and/or services. Fixed-price-level-of-effort contracts are similar to time-and-materials contracts except they require a specified level of effort over a stated period of time. To the extent our actual costs vary from the estimates upon which the price of the fixed-price contract was negotiated, we will generate more or less than the anticipated amount of profit or could incur a loss.

Each of these contract types has unique characteristics. From time to time, contracts may be issued that are a combination or hybrid of contract types. Cost-plus-fee contracts generally subject us to lower risk. They also can include award fees or incentive fees under which the customer may make additional payments based on our performance. However, not all costs are reimbursed under these types of contracts, and the government carefully reviews the costs we charge. In addition, negotiated base fees are generally lower than projected profits on fixed-price or time-and-materials contracts, consistent with our lower risk. Under time-and-materials contracts, including our fixed-price-level-of effort contracts, we are also generally subject to lower risk; however, our profit may vary if actual labor hour costs vary significantly from the negotiated rates. Fixed-price contracts typically involve the highest risk and, as a result, typically have higher fee levels. Fixed-price contracts require that we absorb cost overruns, should they occur.
The following table summarizes our historical contract mix, measured as a percentage of total revenue, for the periods indicated.

	Three months ended September 30,
	2014	2015

Cost-plus-fee	27%	28%
Time-and-materials	39%	38%
Fixed-price (a)	34%	34%
(a) Includes approximately 3% of the revenue earned on fixed-price-level-of-effort contracts for the three months ended September 30, 2014 and 2015.
Days Sales Outstanding
Days sales outstanding, or DSO, is a measure of how efficiently we manage the billing and collection of accounts receivable, our most significant working capital component. From time to time we may offer discounts to our customers for early payment. We have also utilized an accounts receivable factoring facility to accelerate cash flow and lower our DSO. We calculate DSO by dividing accounts receivable at the end of each quarter, net of billings in excess of revenue, by revenue per day for the period. Revenue per day for a quarter is determined by dividing total revenue by 90 days, adjusted for partial periods related to any acquisitions and divestitures. DSO was 57 days as of September 30, 2014 and 62 days as of September 30, 2015. The increase in DSO as of September 30, 2015 was due to, in part, to the temporary discontinuation of our factoring program.
Adjusted EBITDA and Free Cash Flow
We present Adjusted EBITDA and Free Cash Flow as they are measures used by our management to evaluate our operating performance and make investment decisions. These metrics are not recognized terms under GAAP and do not purport to be alternatives to measures of our operating performance as presented in accordance with GAAP. For further discussion on Adjusted EBITDA and Free Cash Flow, see “Non-GAAP Metrics.”

Seasonality
Certain aspects of our operations are influenced by the federal government’s October-to-September fiscal year. It is not uncommon to experience a higher level of contract awards, funding actions and overall government demand for services in the final months and weeks of the government fiscal year.
Additionally, our quarterly results are impacted by the number of working days in a given quarter. There are generally fewer working days for our employees to generate revenue in the first and second quarters of our fiscal year (which are the third and fourth calendar quarters) because our employees usually take relatively more leave for vacations and holidays, which leads to lower revenue and profitability in those quarters. Also, we typically give annual raises to our employees in the first half of our fiscal year, while the billing rates on our time-and-materials contracts typically escalate gradually, causing the profitability on these contracts to increase over the course of our fiscal year.
Summary of Financial Results

	Three months ended September 30,
	2014	2015

Revenue	$338,614	$351,006
Operating costs and expenses:
Cost of services	255,763	269,849
Selling, general and administrative	44,929	47,707
Depreciation and amortization of property and equipment	2,076	1,982
Amortization of intangible assets	14,772	11,068
Total operating costs and expenses	317,540	330,606
Operating income	21,074	20,400
Interest expense	(27,274)	(26,950)
Interest income	14	15
Loss before income taxes	(6,186)	(6,535)
Benefit from income taxes	(2,028)	(2,593)
Net loss	$(4,158)	$(3,942)

	Three months ended September 30,
	2014	2015

Net cash provided by (used in) operating activities	$12,748	$(24,257)
Net cash used in investing activities	(3,146)	(2,930)
Net cash used in financing activities	—	—
Net increase (decrease) in cash and cash equivalents	$9,602	(27,187)

Results of Operations
Revenue
Revenue increased 3.7% to $351.0 million in the three months ended September 30, 2015 from $338.6 million in the three months ended September 30, 2014. This increase was driven by the acquisition of substantially all the government services business from Qbase LLC ("Qbase") in April 2015.
Operating Costs and Expenses
Operating costs and expenses consisted of the following for the periods presented (dollars in thousands):

	Three months ended September 30,
	2014	2015	% Change

Cost of services	$255,763	$269,849	5.5%
Selling, general and administrative	44,929	47,707	6.2%
Depreciation and amortization of property and equipment	2,076	1,982	(4.5)%
Amortization of intangible assets	14,772	11,068	(25.1)%

	(as a percentage of revenue)
Cost of services	75.5%	76.9%
Selling, general and administrative	13.3%	13.6%
Depreciation and amortization of property and equipment	0.6%	0.6%
Amortization of intangible assets	4.4%	3.2%

Cost of services consisted of the following for the periods presented (dollars in thousands):

	Three Months Ended September 30, 2014	% of total	Three Months Ended September 30, 2015	% of total

Direct labor and related overhead	$130,084	50.8%	$141,248	52.4%
Subcontractor labor	86,119	33.7%	85,043	31.5%
Materials and other reimbursable costs	39,560	15.5%	43,558	16.1%
Total cost of services	$255,763		$269,849
Cost of services increased $14.1 million in the three months ended September 30, 2015 compared to the three months ended September 30, 2014. The increase is due to higher business volume resulting from the acquisition of Qbase in April 2015. As a percentage of revenue, cost of services increased due to higher materials costs and lower margins on recent awards.
Cost of services as a percentage of revenue varies from period to period depending on the mix of direct labor, subcontractor labor, and materials and other reimbursable costs. In periods where we have more materials and other reimbursable content, our costs of services as a percentage of revenue will be higher. We seek to optimize our labor content in performance of our contracts since we typically generate greater gross margin from our labor services, particularly from services that our employees provide, compared with other reimbursable items.
SG&A increased $2.8 million in the three months ended September 30, 2015 compared to the three months ended September 30, 2014 in part related to approximately $7.7 million of merger and acquisition costs. Excluding the impact of the merger and acquisition costs, facility exit charges, stock compensation expense, severance charges to reduce our indirect labor force, officer compensation and other non-recurring costs, which are all discussed in greater detail in the section listed “Non-GAAP Metrics,” SG&A decreased approximately $2.9 million in the three months ended September 30, 2015 compared to the comparable period of the prior year as a result of incremental state incentive tax credits and decreased spending on marketing, bid and proposal costs.
Depreciation and amortization of property and equipment did not materially change in the three months ended September 30, 2015 compared to the three months ended September 30, 2014.
Amortization of intangible assets decreased $3.7 million in the three months ended September 30, 2015 as compared to the three months ended September 30, 2014, primarily as a result of accelerated recognition of amortization based on the expected benefits of the assets.
Interest

	Three months ended September 30,
	2014	2015

Interest expense	$(27,274)	$(26,950)
Interest income	14	15
Interest, net	$(27,260)	$(26,935)
Interest expense remained consistent three months ended September 30, 2015 compared to the comparable prior year period. We manage our exposure to interest rate movements through the use of interest rate swap agreements. As of September 30, 2015, we had fixed the interest rate on all but $164.2 million of our outstanding total debt.
Income Taxes
Our effective tax rate for the three months ended September 30, 2014 and 2015 was a tax benefit of 32.8% and 39.7%, respectively. Our first quarter fiscal 2015 effective tax rate was lower than the statutory income tax rate primarily due to non-deductible permanent items and minimal state taxes. Our first quarter fiscal 2016 tax rate was slightly higher than the statutory income tax rate primarily as a result of non-deductible permanent items.
The Internal Revenue Service, or IRS, is currently examining the Company’s federal income tax return for fiscal 2011. The IRS has contested a $136.7 million worthless stock deduction of a disposed subsidiary in that period. We believe our tax positions are appropriate and are prepared to vigorously defend them.
Adjusted EBITDA and Free Cash Flow
Adjusted EBITDA increased during the first quarter of fiscal 2016 compared to first quarter of fiscal 2015 due to the Qbase acquisition. Excluding the acquisition, adjusted EBITDA decreased due to lower margins on recent awards.
Free cash flow decreased during first quarter of fiscal 2016 compared to first quarter of fiscal 2015 due primarily to lower volume of accounts receivables factored as well as the timing of payroll-related items and vendor payments.

Liquidity and Capital Resources
Our primary capital needs are to finance the costs of operations, pending the billing and collection of accounts receivable and to make acquisitions. Our working capital (current assets minus current liabilities) as of September 30, 2015 was $83.8 million compared to $72.5 million as of June 30, 2015. As of September 30, 2015, our total unrestricted cash and cash equivalents was $68.8 million and our total outstanding debt was approximately $1.1 billion, excluding unamortized discount.

	Three months ended September 30,
	2014	2015

Net cash provided by (used in) operating activities	$12,748	$(24,257)
Net cash used in investing activities	(3,146)	(2,930)
Net cash used in financing activities	—	—
Net increase (decrease) in cash and cash equivalents	$9,602	$(27,187)
Cash Flow
Accounts receivable represent our largest working capital requirement. We bill the majority of our customers monthly after services are rendered. Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our customers in a timely manner, and the timing of vendor and tax payments.
Net cash provided by operating activities was $12.7 million in the three months ended September 30, 2014 and net cash used in operating activities was $24.3 million in the three months ended September 30, 2015. In the three months ended September 30, 2015, the increase in cash used in operating activities was primarily due to a lower volume of accounts receivable sold pursuant to our factoring program as the available facility was temporarily reduced by $50.0 million.
Net cash used in investing activities was $3.1 million and $2.9 million for the three months ended September 30, 2014 and September 30, 2015, respectively, related to capital expenditures.
There was no cash used in financing activities during the three months ended September 30, 2014 or 2015.
Indebtedness
In connection with the acquisition of us by the PEP funds, we entered into senior secured credit facilities consisting of an $875.0 million term loan facility, which we refer to as the Term Loan B Facility, with a term of seven years. On the same date we also entered into a $100.0 million revolving credit facility with a term of five years, which we refer to as the Existing Revolver. We refer to the Existing Revolver and the Term Loan B Facility, together, as the Existing Senior Secured Credit Facilities. Additionally, we issued $400 million aggregate principal amount of senior notes due October 1, 2019, which we refer to as the Senior Notes.
Our Term Loan B Facility requires annual payments equal to 50% of excess cash flow, or ECF, based upon achievement of a net senior secured leverage ratio, or NSSLR, between 2.75x and 3.5x. The required annual payments adjust to 75% of ECF when NSSLR is greater than 3.5x, 25% of ECF when NSSLR is between 2x and 2.75x, and zero if NSSLR is less than 2x. Any required ECF payments are due in October each year, subject to acceptance by the lenders. We are required to meet the NSSLR covenant quarterly if any revolving loan, swing-line loan or letter of credit is outstanding on the last day of the quarter. As of September 30, 2015, we had no outstanding letters of credit or borrowings under our Existing Revolver. The ratio is calculated as the consolidated net secured indebtedness as of the last day of the quarter (defined as consolidated net secured debt less any cash and permitted investments) to the preceding four quarters’ consolidated EBITDA (as defined in the Credit Agreement). As of September 30, 2015, our net senior secured leverage ratio was 3.1x and we were in compliance with all of our covenants under the Existing Senior Secured Credit Facilities.
The fiscal 2014 ECF requirement was $61.5 million, of which we repaid $40.0 million during fiscal 2014. The remainder was tendered as payment in October 2014, of which $10.6 million was declined by the lenders and returned to the Company, as permitted by the facility. No amount was due in October 2015 due to the Qbase Government Services Business acquisition in April 2015.

 The Senior Notes bear interest at a rate of 11% per annum and mature on October 1, 2019. Interest on the Senior Notes is payable semi-annually. The Senior Notes are redeemable, in whole or in part, at the redemption prices set forth in the indenture governing the Senior Notes, including a redemption price of 105.5% during the twelve-month period beginning on October 1, 2015, plus accrued and unpaid interest, if any, to the redemption date. On October 19, 2015 we announced our intention to redeem all of the Notes subject to the satisfaction of specified conditions, including the consummation of the previously announced combination of the Company with Computer Sciences GS on or prior to the redemption date.
The Existing Senior Secured Credit Facilities and the Senior Notes are guaranteed by all of our wholly owned subsidiaries. The Existing Senior Secured Credit Facilities are also guaranteed by Sterling Parent LLC. The guarantees are full and unconditional and joint and several. Each of our subsidiary guarantors are 100% owned and have no independent assets or operations.
Capital Requirements
We believe the capital resources available to us under the Revolver portion of our Senior Secured Credit Facilities and cash from our operations are adequate to fund our normal working capital needs as well as our capital expenditure requirements, which are expected to be approximately 1.5% of revenue primarily due to our headquarters move, for at least the next twelve months. Historically, our capital expenditure requirements have been less than 1.0% of revenue.
Income Taxes
PEP’s acquisition of SRA on July 20, 2011 (the “Acquisition”) accelerated the recognition of expense for stock options and restricted stock, creating a tax deduction of approximately $80.0 million in fiscal 2012. As a result of net operating loss carryforwards resulting primarily from this stock compensation deduction we did not make significant tax payments in fiscal 2015. The net operating losses are fully utilized, therefore, we anticipate an increase in income tax payments in fiscal 2016.
Accounts Receivable Factoring
During fiscal 2014, we entered into an accounts receivable purchase agreement under which we sell certain accounts receivable to a third party (the “Factor”), without recourse to the Company. The Factor initially pays the Company 90% of the receivable and the remaining price is deferred and based on the amount the Factor receives from our customer. The structure of the transaction provides for a true sale, on a revolving basis, of the receivables transferred. Accordingly, upon transfer of the receivable to the Factor, the receivable is removed from our consolidated balance sheet, a loss on the sale is recorded and the deferred price is an account receivable until it is collected. During the first quarter of fiscal 2016, a portion of our factoring program was temporarily discontinued. As of June 30, 2015 and September 30, 2015, the balance of the sold receivables may not exceed at any time $56 million and $6 million, respectively. During the first quarter of fiscal 2016, the Company sold $43.0 million of receivables and recognized a related loss of $0.1 million in selling, general and administrative expenses. As of September 30, 2015, the balance of the sold receivables was $2.5 million, and the related deferred price was $0.3 million. As of September 30, 2015, the available unused facility was approximately $3.5 million.

Off-Balance Sheet Arrangements
As of September 30, 2015, we had no material off-balance sheet arrangements, including retained or contingent interests in assets transferred to unconsolidated entities; derivative instruments indexed to our stock and classified in stockholder’s equity on the condensed consolidated balance sheet; or variable interests in entities that provide us with financing, liquidity, market risk or credit risk support or engage with us in leasing, hedging or research and development services. We utilize interest rate derivatives to add stability to interest expense and to manage our exposure to interest rate movements.
For further discussion of our derivative instruments and hedging activities see Item 3 below and Note 6 to our condensed consolidated financial statements as of and for the period ended September 30, 2015 included in this quarterly report on Form 10-Q.

Description of Critical Accounting Policies and Estimates
The preparation of our financial statements in accordance with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. These estimates are based on our historical experience and various other factors that are deemed reasonable at the time the estimates are made. Actual results may differ significantly from these estimates under different assumptions or conditions. We re-evaluate these estimates quarterly and test goodwill and trade names for impairment at least annually during the fourth quarter as of April 1. We believe the critical accounting policies requiring significant estimates and judgments are revenue recognition, accounting for acquisitions, including the identification of intangible assets and the ongoing impairment assessments of goodwill and intangible assets, accounting for stock compensation expense and income taxes. If any of these estimates or judgments proves to be inaccurate, our results could be materially affected in the future.
For a full discussion of our critical accounting policies, refer to the "Description of Critical Accounting Policies and Estimates" section included in our annual report on Form 10-K filed with the Securities and Exchange Commission on August 7, 2015.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This ASU is effective for the Company’s fiscal 2019. This ASU permits the use of either the retrospective or cumulative effect method. Management is evaluating the methods of adoption allowed by this ASU and the effect that it is expected to have on our consolidated financial statements.
In April 2015, FASB issued ASU 2015-03, Interest - Imputation of Interest, which requires the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. This ASU is effective for the Company’s fiscal 2017. Adoption of this standard is not expected to have a material impact on our consolidated financial position, results of operations, or cash flows.
In April 2015, FASB issued ASU No. 2015-05, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new guidance becomes effective for the Company on July 1, 2016 with early adoption permitted. The Company can elect to adopt ASU 2015-05 prospectively to all arrangements entered into or materially modified after the effective date or retrospectively. We have not yet completed the evaluation of the effect that ASU No. 2015-05 will have on our consolidated financial statements.
Non-GAAP Metrics
Adjusted EBITDA is a non-GAAP measures that SRA uses to evaluate financial performance and is one of the measures used in assessing management performance. SRA believes that Adjusted EBITDA provides useful information to investors regarding SRA’s results of operations as it provides another measure of SRA’s profitability, SRA’s ability to service debt, and is considered an important measure by financial analysts covering SRA and peer companies in SRA’s industry. Adjusted EBITDA is an important measure associated with the proposed credit facility. In addition, the proposed credit facility will permit the combined company to exclude these and other charges and expenses in calculating “Consolidated EBITDA” pursuant to such credit facility. SRA’s definition of this measure may differ from other companies.

Adjusted EBITDA, as defined in SRA’s Existing Credit Agreement, includes the impact of quantifiable run-rate cost savings for actions taken or expected to be taken within 12 months of the reporting date, which is excluded from the calculations below.
The following table sets forth a reconciliation of Adjusted EBITDA to loss from continuing operations for the periods presented, which SRA considers to be the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Three months ended September 30,
	2014	2015

Loss from continuing operations	$(4,158)	$(3,942)
Benefit from income taxes	(2,028)	(2,593)
Interest expense, net	27,260	26,935
Depreciation and amortization	17,207	13,263
Loss on the sale of receivables	232	117
Stock compensation	2,223	1,590
Restructuring costs	1,702	487
Merger and acquisition costs	147	7,739
PEP management fees	438	438
Impact of acquisitions	—
Adjusted EBITDA	$43,023	$44,034

	Twelve months ended September 30,
	2014	2015

Loss from continuing operations	$(24,778)	$(11,728)
Benefit from income taxes	(16,298)	(7,636)
Interest expense, net	105,225	106,449
Depreciation and amortization	79,215	63,721
Loss on sale of receivables	641	856
Stock compensation	4,235	3,277
Restructuring	16,025	7,271
Merger and acquisition costs	785	8,772
PEP management fees	1,750	1,750
Impact of acquisitions	—	7,139
Adjusted EBITDA	$166,800	$179,871

Free Cash Flow
Free cash flow is defined as the sum of operating cash flows and investing cash flows, excluding business acquisitions and dispositions. Free cash flow is further adjusted for the sale of accounts receivables. Management believes free cash flow is useful to illustrate the underlying cash generation of SRA’s business. Free cash flow is a supplemental measure of our performance that is not required by, or presented in accordance with GAAP. Management believes free cash flow is useful to illustrate the underlying cash generation of our business. Free cash flow should not be considered as an alternative to net cash provided by operating activities or any other measures of our cash flow or liquidity.

The following table sets forth a reconciliation of free cash flow to net cash provided by operating activities for the periods presented, which we consider to be the most directly comparable GAAP financial measure, to free cash flow:

	Three months ended September 30,
	2014	2015

Net cash provided by (used in) operating activities	$12,748	$(24,257)
Net cash used in investing activities	(3,146)	(2,930)
Sales of accounts receivable	8,691	32,024
Free Cash Flow	$18,293	$4,837

MANAGEMENT OF CSRA
The following table presents certain information concerning the executive officers of CSRA. Ages are as of November 30, 2015.

Name	Age	Position with CSRA
Mr. Lawrence B. Prior III	59	President and Chief Executive Officer
Mr. David F. Keffer	38	Chief Financial Officer
Ms. Catherine Kuenzel	51	Executive Vice President and General Manager, Homeland Security
Mr. Paul Nedzbala	51	Executive Vice President and General Manager, Health
Mr. John Reing	43	Chief Human Resources Officer
Lawrence B. Prior III
Mr. Prior serves as our President and Chief Executive Officer, as well as a member of our Board. Mr. Prior was appointed Executive Vice President and General Manager, North American Public Sector in December 2014. Mr. Prior joined CSC in May 2013 as Vice President and General Manager, North American Public Sector. Prior to joining CSC, Mr. Prior served as Executive Vice President of BAE Systems, Inc., a global defense, security and aerospace company, from July 2010 to January 2013. Prior to that he served as President and COO of Mantech International Corporation, a leading provider of technology services to the U.S. government, from July 2009 to July 2010.
David F. Keffer
Mr. Keffer serves as Chief Financial Officer of CSRA. Mr. Keffer served as Executive Vice President and Chief Financial Officer of SRA from May 2014 until consummation of the CSRA Transactions. Mr. Keffer joined SRA’s Financial Planning & Analysis team in 2003. He served as Director of Investor Relations and Vice President of SRA from 2006 to 2009 before gaining experience as a Strategic Acquisition Executive in SRA’s Corporate Growth organization. From 2011 to 2013, he was the CFO of SRA’s National Security Sector. From 2013 to 2014 he was SRA’s Vice President and Corporate Controller. Mr. Keffer began his career at Navigant Consulting and Maden Tech Consulting.
Catherine Kuenzel
Ms. Kuenzel serves as Executive Vice President and General Manager, Homeland Security of CSRA. Ms. Kuenzel was Vice President and General Manager of CSC’s Homeland Security & Civil Agencies Industry, North American Public Sector from September 2013 until consummation of the CSRA Transactions. She joined CSC in April 2013 as vice president of Business Development and Strategy of North American Public Sector, where she was responsible for capturing North American federal, state and local government business. Prior to joining CSC, Ms. Kuenzel served as an appointed officer and vice president at Northrop Grumman from November 2002 until March 2013, responsible for development, operations and maintenance of secure networks, applications, systems integration and professional services for a segment of its federal civil agency customers. Prior to that, she served in various leadership roles with Oracle, Lucent Technologies and Digital Equipment Corporation.

Paul Nedzbala
Mr. Nedzbala serves as Executive Vice President and General Manager, Health of CSRA. Mr. Nedzbala was executive vice president of SRA’s Health & Civil Group from December 2013 until consummation of the CSRA Transactions. Previously, Mr. Nedzbala was the senior vice president of SRA’s Civil group from June 2013 to December 2013 and prior to that was the senior vice president for SRA’s Health Group from July 2012 to June 2013. Mr. Nedzbala held multiple leadership roles in both SRA’s former Health and Civil Government groups, where he was responsible for generating significant growth in these markets. He joined SRA as part of its acquisition of Constella Group, LLC, in 2007 where he had served as Chief Operating Officer for the Constella Health Sciences business unit, providing solutions in support of U.S. domestic health agencies. Prior to Constella, Mr. Nedzbala served in various leadership roles with United Information Systems, including Vice President of IT Services. He also served as Program Manager for the Washington Consulting Group, where he led a team of software engineers in supporting IT initiatives for the National Institutes of Health.

John Reing
Mr. Reing serves as Chief Human Resources Officer of CSRA. Prior to consummation of the CSRA Transactions, Mr. Reing was Senior Vice President of Human Resources of SRA, a position he has held since 2012. From 2003 to 2013, Mr. Reing was employed with BAE Systems, Inc., including as Vice President of HR & Administration for the Support Solutions Sector and Vice President of Global Compensation, HRIS & International Assignments outside of the U.S. Prior to that, Mr. Reing was a Director in the Human Resources Consulting Practice of PricewaterhouseCoopers from 1996 to 2003 and a team leader at the Hay Group Compensation Consulting Practice in Philadelphia, Pennsylvania from 1994 through 1996.
Our Board of Directors Following the Spin-Off and Director Independence
The following table presents information concerning the individuals who serve on our Board, and our Board includes a majority of independent directors. Apart from our Chairman, who is Chief Executive Officer of CSC, none of the members of our Board are officers or directors of CSC. Ages are as of November 30, 2015.

Name	Age	Position(s)
Mr. J. Michael Lawrie	62	Chairman/Director
Mr. Keith B. Alexander	63	Director
Mr. Sanju K. Bansal	50	Director
Ms. Michèle A. Flournoy	54	Director
Mr. Mark A. Frantz	47	Director
Ms. Nancy Killefer	61	Director
Mr. Sean O’Keefe	59	Director
Mr. Lawrence B. Prior III	59	Director
Mr. Michael E. Ventling	54	Director
Ms. Billie I. Williamson	63	Director
J. Michael Lawrie
Mr. Lawrie has served as a member of CSRA’s Board and Chairman since consummation of the Spin-Off in November 2015. Mr. Lawrie joined CSC as President and Chief Executive Officer on March 19, 2012 and as a member of its Board of Directors in February 2012. Prior to joining CSC, he served as Chief Executive Officer of UK-based Misys plc, a leading global IT solutions provider to the financial services industry, from November 2006 to March 2012. From 2008 to 2010, Mr. Lawrie also served as the Executive Chairman of Allscripts-Misys Healthcare Solutions, Inc., an industry leader in electronic health record solutions. Prior to that, Mr. Lawrie was a general partner with ValueAct Capital, a San Francisco-based private investment firm, from 2005 to 2006. He served as Chief Executive Officer of Siebel Systems, Inc., an international software and solutions company, from 2004 to 2005. Previously, Mr. Lawrie spent 27 years with IBM where he held various leadership positions, including Senior Vice President and Group Executive, responsible for sales and distribution of all IBM products and services worldwide; General Manager for operations in Europe, the Middle East and Africa; and General Manager of Industries for the Asia Pacific. Mr. Lawrie is the former lead independent, non-executive Director of Juniper Networks, Inc., and is also a Trustee of Drexel University, Philadelphia.

Mr. Lawrie’s proven leadership ability and management skills and his experience in the information technology sector demonstrated by his experience as President and Chief Executive Officer of CSC, former Chief Executive Officer of Misys plc and Siebel Systems, Inc. and former Executive Chairman of Allscripts-Misys Healthcare Solutions, Inc., and his public company governance experience as a former director of Allscripts-Misys Healthcare Solutions, Inc. and a former director of Juniper Networks, Inc. is experience that is important to us as a provider of information technology services.
Keith B. Alexander
Gen. Keith Alexander (Ret.) has served as a member of CSRA’s Board since consummation of the Spin-Off in November 2015. Gen. Alexander is founder and CEO of IronNet Cybersecurity. Prior to founding IronNet Cybersecurity, Gen. Alexander served as Commander of U.S. Cyber Command from 2010 to 2014 and was Director of the National Security Agency and Chief of Central Security Service from 2005 to 2014. Prior to 2005, he served as a Deputy Chief of Staff for Intelligence, Department of the Army and Commanding General of the U.S. Army Intelligence and Security Command. Gen. Alexander also served as Director of Intelligence for United States Central Command and Deputy Director for Requirements, Capabilities, Assessments and Doctrine for the Joint Chiefs of Staff.
Gen. Alexander’s government and leadership experience, including as Director of the National Security Agency, Chief of the Central Security Service and Commander of the U.S. Cyber Command, and his expertise on issues of cybersecurity are important to us as a provider of information technology services to the public sector.
Sanju K. Bansal
Mr. Bansal has served as a member of CSRA’s Board since consummation of the Spin-Off in November 2015. Mr. Bansal has served as Chief Executive Officer of Hunch Analytics, LLC, a data analytics company, since 2013. Prior to founding Hunch Analytics, Mr. Bansal served in various executive leadership positions with MicroStrategy Incorporated, a worldwide provider of business intelligence software, from 1990 to 2013. He held the positions of Executive Vice President from 1993 to 2013 and Chief Operating Officer from 1994 to 2012, and served as a member of MicroStrategy’s board of directors from 1997 to 2013. Mr. Bansal served as Vice Chairman of the MicroStrategy board of directors from November 2000 to November 2013. Prior to joining MicroStrategy, Mr. Bansal was a consultant at Booz, Allen & Hamilton, a worldwide technical and management consulting firm, from 1987 to 1990. Mr. Bansal is currently a director of Cvent, Inc. and The Advisory Board Company, which are listed on the New York Stock Exchange and NASDAQ, respectively.
Mr. Bansal’s strong background in consulting and information and systems technology, his leadership experience as a senior executive of a public company, his 18 years of corporate governance experience as a member of a public company board of directors and his extensive knowledge of relevant technologies will be valuable to CSRA’s Board.
Michèle A. Flournoy
Ms. Flournoy has served as a member of CSRA’s Board since consummation of the Spin-Off in November 2015. Ms. Flournoy is Co-Founder and Chief Executive Officer of the Center for a New American Security. Prior to that, Ms. Flournoy served as the Under Secretary of Defense for Policy from 2009 to 2012 and served as President of the Center for a New American Security from 2007 to 2009. Previously, she was senior adviser at the Center for Strategic and International Studies and, prior to that, a distinguished research professor at the Institute for National Strategic Studies at the National Defense University (NDU). She also served as Principal Deputy Assistant Secretary of Defense for Strategy and Threat Reduction and Deputy Assistant Secretary of Defense for Strategy. Ms. Flournoy is a member of the President’s Intelligence Advisory Board, the Defense Policy Board, the DCIA’s External Advisory Board, the Council on Foreign Relations, and the Aspen Strategy Group, and a Senior Fellow at Harvard’s Belfer Center for Science and International Affairs. She serves on the boards of The MITRE Corporation, Amida Technology Solutions, The Mission Continues, and CARE, and is a Senior Advisor at the Boston Consulting Group.

Ms. Flournoy’s government and public policy experience, including serving as Under Secretary of Defense for Policy at the U.S. Department of Defense, her subject matter expertise relating to defense and intelligence will provide important experience to us as a provider of services to the defense and intelligence agencies and her previous advisory and board experience will be valuable to our Board.
Mark A. Frantz
Mr. Frantz has served as a member of CSRA’s Board since consummation of the Spin-Off in November 2015. Mr. Frantz is the co-founder of BlueDelta Capital Partners, a growth capital firm focused on the U.S. federal government technology marketplace, since 2009. He previously served as the Managing General Partner of In-Q-Tel, the strategic venture capital affiliate of the U.S. Intelligence Community, in 2006 and was a Partner at RedShift Ventures from 2006 to 2009. Mr. Frantz served as a Principal with Carlyle Venture Partners from 2000 to 2006 and as the Associate to the Senior Chairman at Alex. Brown from 1997 to 2000. He acted as the economic and technology policy advisor to Pennsylvania Governor Tom Ridge from 1993 to 1997 and was the Associate Director of The White House Office of Intergovernmental Affairs under President George H. W. Bush from 1990 to 1993. Mr. Frantz currently serves on the board of directors or advisory board for numerous privately-held growth companies and non-profit organizations.
Mr. Frantz’s investment and management experience in the U.S. federal government technology sector as co-founder of BlueDelta Capital Partners, governance experience as a director of numerous privately-held growth companies and his governmental and public policy experience will provide important experience to CSRA as an information services provider to the public sector.
Nancy Killefer
Ms. Killefer has served as a member of CSRA’s Board since consummation of the Spin-Off in November 2015. Ms. Killefer is Director Emeritus at McKinsey & Company, Inc., a global management consulting firm. She joined McKinsey in 1979. From 1997 to 1999, Ms. Killefer served as Assistant Secretary for Management and Chief Financial Officer to the U.S. Department of Treasury. She rejoined McKinsey in 1999 and served as Director from December 1999 to August 2013. Ms. Killefer serves as a Director of the Advisory Board Company and Avon Products Inc. She also serves as Vice Chair on the Business Defense Board and is a member of the MyVA Advisory Committee.
Ms. Killefer’s senior level management experience as a partner at a global consulting firm, public company governance experience as a director in two other public companies in addition to us and CSC, and her government and public policy experience as former chief financial officer of the U.S. Department of Treasury will provide important leadership and public sector expertise that is important to us as a provider of information technology services to the public sector.
Sean O’Keefe
Mr. O’Keefe has served as a member of CSRA’s Board since consummation of the Spin-Off in November 2015. Mr. O’Keefe is a professor at the Maxwell School of Citizenship and Public Affairs at Syracuse University. Mr. O’Keefe served as Chairman and CEO of Airbus Group, Inc., a global corporate, aerospace, defense and space enterprise, from 2009 to 2014. Prior to that, from 2008 to 2009, Mr. O’Keefe served as Vice President of Washington Operations of General Electric. Mr. O’Keefe served as a director of DuPont, from 2005 to 2008. He also serves as a director and Chairman of the Audit Committee of Battelle Memorial Institute, a non-profit research and development organization. He is also Chancellor Emeritus of Louisiana State University.
Mr. O’Keefe’s senior level management experience as former Chairman and Chief Executive Officer of Airbus Group, Inc. and Vice President of Washington Operations of General Electric and his major academic institution experience as Professor at the Maxwell School of Citizenship and Public Affairs at Syracuse University and former Chancellor of Louisiana State University and A&M College provides important leadership experience and expertise in areas relevant to our business. In addition his government and public policy experience, as former Presidential appointee - 10th Administrator of the National Aeronautics and Space Administration; Deputy Assistant to President George W. Bush and Deputy Director of the Office of Management and Budget; Secretary of the Navy; Comptroller and Chief Financial Officer of the Department of Defense will provide important experience to us as a provider of services to federal defense agencies, and his experience as former Chief Financial Officer of the Department of Defense; Deputy Director of the Office of Management and Budget; Chairman of the Audit Committee of Battelle Memorial Institute; and former audit committee member of various public companies will provide valuable financial expertise to our Board.
Lawrence B. Prior III
As further described above, Mr. Prior has served as our President and Chief Executive Officer, as well as a member of CSRA’s Board since consummation of the Spin-Off in November 2015.
As a senior executive with more than 30 years of public and private sector experience, Mr. Prior’s executive leadership experience and extensive background in areas key to our business, including intelligence, security, technology and defense, is valuable to our Board. In addition, our Board believes that our President and Chief Executive Officer’s role on our Board will help communicate the Board’s priorities to management and management’s perspective to the Board.
Michael E. Ventling
Mr. Ventling has served as a member of CSRA’s Board since consummation of the Spin-Off in November 2015. Mr. Ventling is the former Global Chief Financial Officer of Ernst & Young, serving from July 2010 through December 2014. He was previously Managing Partner of the North Central Area of Ernst & Young beginning in July 2006. Mr. Ventling also previously served as Ernst & Young's Global Vice Chair for Quality and Risk Management Implementation. He previously served as Member of Ernst & Young's Global Management Committee, Global Practice Council, and both its U.S. and Americas Area Executive Boards.
Mr. Ventling’s financial and leadership experience at Ernst & Young will provide important financial, management and accounting expertise to our Board.
Billie I. Williamson
Ms. Williamson has served as a member of CSRA’s Board since November 15, 2015. Ms. Williamson served as a senior assurance partner with Ernst & Young LLP from 1998 until 2011. While at Ernst & Young LLP, she served on the Americas Executive Board from 2006 to 2008, on the U.S. Executive Board from 2008 to 2011, and as its Americas Inclusiveness Officer. Ms. Williamson previously served as the CFO of AMX Corp. from 1993 to 1996 and as Senior Vice President, Finance of Marriott International, Inc. from 1996 to 1998. She began her career as an auditor with Ernst & Young LLP in 1974 and became a partner in 1984, and served in that capacity until 1993. Ms. Williamson is currently a director of companies Energy Future Holdings Corporation, Janus Capital Group Inc. and Pentair plc. She previously served on the board of Annie’s, Inc. from 2012 until it was sold in 2014, and on the board of Exelis, Inc. from 2012 until it was sold 2015.
Ms. Williamson has over three decades of experience auditing public companies as an employee and partner of Ernst & Young LLP. Our Board believes Ms. Williamson’s significant expertise in financial reporting and audit process and her corporate oversight, financial reporting and controls experience as a member of several boards of directors and audit and financial committees will provide valuable expertise to our Board.
Nomination Agreement
In connection with the Spin-Off, CSRA and Providence entered into an agreement pursuant to which, Providence has the right to designate for nomination one individual, subject to review and approval of such individual’s nomination by CSRA’s Board in accordance with its regular corporate governance procedures, to serve on CSRA’s Board so long as Providence, together with any investment funds that are controlled affiliates of

Providence Equity Partners L.L.C. (“PEP”), holds at least 5% of the outstanding common stock of CSRA. Providence has not indicated whether it expects to exercise its rights under the nomination agreement.
Committees of the Board
Our Board has the following committees, each of which operate under a written charter that is posted on our website.
Audit Committee
The Audit Committee is established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee are more fully described in our Audit Committee charter. Our Audit Committee, among other duties:

•	oversees financial reporting, accounting, control and compliance matters;

•	appoints and evaluates the independent auditor;

•	reviews with the internal and independent auditors the scope, results and adequacy of their audits and effectiveness of internal controls;

•	reviews material financial disclosures;

•	pre-approves all audit and permitted non-audit services;

•	annually reviews our compliance programs and receive regular updates about compliance matters;

•	annually reviews our disclosure controls and procedures; and

•	reviews and makes recommendations to our Board about related person transactions.
The Audit Committee consists of Ms. Williamson, Mr. Alexander and Mr. Ventling, each of whom meets the independence requirements set forth in the listing standards of the New York Stock Exchange, Rule 10A-3 under the Exchange Act and our Audit Committee charter, or is otherwise eligible to be an Audit Committee member under Section 303A of the New York Stock Exchange Listed Company Manual. Each member of the Audit Committee is financially literate, and Ms. Williamson satisfies the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment.
Compensation Committee
The responsibilities of our Compensation Committee are more fully described in our Compensation Committee charter, and they include, among other duties:

•	approve and recommend full Board approval of the CEO’s compensation based upon an evaluation of the CEO’s performance by the independent directors;

•	review and approve senior management’s compensation;

•	administer incentive and equity compensation plans and, in consultation with senior management, approve compensation policies; and

•	review executive compensation disclosures and the annual compensation risk assessment.

The Compensation Committee consists of Mr. O’Keefe, Mr. Frantz and Mr. Ventling, each of whom meets the independence requirements set forth in the listing standards of the New York Stock Exchange, Rule 10C-1 under the Exchange Act and our Compensation Committee charter, or is otherwise eligible to be a Compensation Committee member under Section 303A of the New York Stock Exchange Listed Company Manual. The members of the Compensation Committee are “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code).
Nominating/Corporate Governance Committee
The responsibilities of our Nominating/Corporate Governance Committee are more fully described in our Nominating/Corporate Governance Committee charter, and include, among other duties:

•	monitor our Board’s structure and operations;

•	set criteria for Board membership;

•	search for and screen candidates to fill Board vacancies and recommend candidates for election;

•	evaluate director and Board performance and assess Board composition and size;

•	evaluate our corporate governance process; and

•	recommend to our Board whether to accept the resignation of incumbent directors that fail to be re-elected in uncontested elections.
The Nominating/Corporate Governance Committee consists of Ms. Flournoy, Mr. Alexander and Mr. Bansal, each of whom meets the independence requirements set forth in the listing standards of the New York Stock Exchange and our Nominating/Corporate Governance Committee charter, or is otherwise eligible to be a Nominating/Corporate Governance Committee member under Section 303A of the New York Stock Exchange Listed Company Manual.
Executive Committee
The responsibilities of our Executive Committee are more fully described in our Executive Committee charter, and include, among other duties:

•	supervise and assist the CEO in making decisions on how best to progress the strategy set by the Board between the Board meetings;

•	assist in time sensitive decision-making to achieve strategic objectives; and

•	assist in implementation of strategy set by the Board.
Our Executive Committee consists of Mr. Lawrie, Ms. Killefer, Mr. O’Keefe, Mr. Prior and Ms. Williamson, a majority of whom are independent.
Codes of Conduct
We are committed to high standards of ethical conduct and professionalism. Our Code of Business Conduct confirms our commitment to ethical behavior in the conduct of all CSRA activities. The Code of Business Conduct applies to all our directors, all our officers (including our CEO, CFO and Principal Accounting Officer) and employees and it sets forth our policies and expectations on a number of topics including avoiding conflicts of interest, confidentiality, insider trading, protection of CSRA and customer property and providing a proper and professional work environment.

Director Nomination Process
Our corporate governance principles are designed to assure excellence in the execution of the Board’s duties. These principles are outlined in Corporate Governance Guidelines which, in conjunction with our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws, Code of Business Conduct, Board committee charters and related policies form the framework for the effective governance of CSRA. Our Corporate Governance Guidelines are available on our website.
Communicating with the Board or Chairman
Stockholders and other interested parties may communicate with the Board, individual directors, the non-management directors as a group, or with the Chairman, by writing in care of the Corporate Secretary, CSRA Inc., 3170 Fairview Park Drive, Falls Church, Virginia 22042. The Corporate Secretary will review all submissions and forward to members of the Board all appropriate communications that in the Corporate Secretary’s judgment are not offensive or otherwise objectionable and do not constitute commercial solicitations.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Prior to the Spin-Off, our business has been owned by CSC. Therefore, our historical compensation strategy has been determined primarily by CSC’s senior management and the compensation committee of the CSC Board, and the compensation elements and processes discussed in this Compensation Discussion and Analysis (“CD&A”) reflect CSC programs and processes. Our own board-level compensation committee (the “Compensation Committee”) is responsible for approving and overseeing our executive compensation programs. Initially, our executive compensation programs will be similar to the historical CSC executive compensation programs. We adopted an annual cash incentive program and a long-term equity-based incentive program with terms similar to the terms of the CSC annual cash incentive and long-term equity incentive programs and with target award levels for our executive officers set forth in the “CSRA Compensation” table below and we will:

•	pay our executive officers base salaries set forth in the “CSRA Compensation” table below, and

•	offer post-employment benefit, severance and perquisite programs similar to the programs that existed at CSC prior to the Spin-Off as described herein.
The Compensation Committee will continue to review and monitor the effect of our separation from CSC and the Mergers on our executive compensation programs and may make any adjustments it deems appropriate based on the Spin-Off or Mergers or any other factors.
The CD&A focuses on the compensation of Lawrence B. Prior III, our President and Chief Executive Officer and our only named executive officer (“NEO”) in fiscal 2015.
In addition, David F. Keffer, Chief Financial Officer of SRA, has become our Chief Financial Officer, John Reing, Executive Vice President of SRA, has become our Chief Human Resources Officer, Paul Nedzbala, Executive Vice President of SRA, has become the General Manager of our Health and Civil Group, and Catherine Kuenzel, Vice President & General Manager of CSC, has become the General Manager of our Homeland Security Group.
Base salary and incentive compensation opportunities for our executive officers are set at the levels set forth in the table below. These levels are intended to reflect the competitive marketplace in attracting and retaining quality executives and take into account the compensation that each of our executive officers earned with SRA or CSC prior to the Spin-Off. None of our executive officers will have employment agreements with us.

CSRA Compensation

Name	Salary	Annual Incentive Target	Long Term Incentive Target	Target Total Direct Compensation

Lawrence B. Prior III, President and Chief Executive Officer	$825,000	125%	400%	$5,156,250
David Keffer, Executive Vice President and Chief Financial Officer	$425,000	100%	200%	$1,700,000
John P. Reing, Executive Vice President and Chief Human Resources Officer	$375,000	100%	150%	$1,312,500
Paul Nedzbala, Executive Vice President and General Manager, Health and Civil Group	$385,000	100%	100%	$1,155,000
Catherine Kuenzel, Executive Vice President and General Manager, Homeland Security Group	$385,000	100%	100%	$1,155,000
CSRA Employee Equity Plan
We have adopted an equity incentive plan (the “CSRA Employee Equity Plan”) for the purpose of allowing us to grant equity and equity-based incentive awards to our eligible employees. We have reserved approximately 20.9 million shares of our common stock for issuance under the plan. The number of reserved shares would be subject to adjustment to reflect stock splits, reverse stock splits, stock dividends, subdivisions, consolidations, recapitalizations, reorganizations, mergers and other similar events.
The terms of the CSRA Employee Equity Plan allow us to grant stock options (including incentive stock options), stock appreciation rights (“SARs”), restricted stock, restricted stock units (including performance-vested restricted stock units (“PSUs”)), and cash awards intended to qualify for the performance-based compensation exemption to the $1 million deduction limit under Section 162(m) of the Internal Revenue Code. All of our employees are eligible for awards under the plan. Restricted stock, restricted stock units, PSUs and other full-value awards count as two shares against the share reserve, while stock options and SARs count as one share.
The Compensation Committee has broad authority to grant awards and otherwise administer the CSRA Employee Equity Plan. The plan became effective upon the effective time of the Spin-Off and will continue in effect for a period of 10 years thereafter, unless earlier terminated by our board of directors. Our board of directors has the authority to amend the plan in such respects as it deems desirable, provided that any amendments that would increase the share reserve (other than pursuant to a recapitalization event described above), expand the class of persons eligible to participate in the plan or the types of awards available for grant under the plan, or that would otherwise be considered a material modification for purposes of applicable tax or securities laws or exchange listing requirements, would require the approval of our stockholders.

Direct Compensation
Total Direct Compensation
The following chart summarizes the characteristics and primary purpose of each element of our executive compensation program. The first three of these elements comprise “Total Direct Compensation.”

Compensation Element	Characteristics	Primary Purpose
Base Salary	Annual fixed cash compensation.	Provide a fixed amount of cash compensation based on individual performance, experience, skills, responsibilities and competitive pay levels.
Annual Cash Incentives	Annual variable cash compensation determined by CSRA financial performance, attainment of strategic objectives and individual performance.	Motivate and reward the achievement of annual financial and other operating objectives and individual performance that drive stockholder value over time.
Long-Term Incentives	Long-term equity awards generally granted annually as a combination of stock options and Performance Share Units.	Motivate and reward profitable growth and increase in share price over time and align with stockholders. Align pay with CSRA’s performance over multi-year overlapping performance cycles.
Post-Employment Benefits	Retirement and deferred compensation plans and “career” equity awards.	Offer competitive retirement compensation designed to attract and retain mid- and late-career senior executives.
Severance/Change-in-Control	Contingent short-term compensation.	Provide assurance of short-term compensation continuity to allow executives to remain focused on stockholder interests in a dynamic environment.
Perquisites and Benefits	Limited perquisites and health and welfare benefits.	Provide business-related benefits consistent with competitive practice to enhance executive work efficiency.
The Compensation Committee makes decisions regarding each element of Total Direct Compensation. Because its focus is on performance, the Compensation Committee does not consider aggregate amounts earned or benefits accumulated by an executive from prior service as a significant factor in making compensation decisions. To assess the competitiveness of the Total Direct Compensation opportunity and each of its components (base salary, annual cash incentives and long-term incentives) for its executives, these components were compared to the market median for similarly situated executives in companies against which we compete for executive talent.
The market competitiveness of our pay opportunities is just one factor that the Compensation Committee reviews in evaluating our executive compensation programs. Additional factors may include our performance (including turnaround strategy and management performance in executing that strategy) and individual factors such as an employee’s level of responsibility, experience, succession prospects and individual performance.

Base Salary
General. Base salary is the only fixed component of executive compensation and constitutes a small percentage of Total Direct Compensation. Base salary is determined by the level of responsibility assumed by an executive, experience, performance and competitive pay practices. Base salary adjustment decisions also consider promotions, changes in responsibilities, performance, succession prospects, merit pay budgets and market trends. At the beginning of each fiscal year, the Compensation Committee will review the base salary for each of its executives and will determine base salary adjustments, if any. The Compensation Committee considers how base salary adjustments affect annual cash incentive opportunities and long-term incentive grant values, as both are defined as a percentage of base salary.
Annual Incentive Compensation Plan
The EICP is an annual cash bonus plan, which is designed to take into account a variety of factors, including our financial performance, the performance of an executive’s business unit, the executive’s contribution to the achievement of our strategic objectives, the executive’s individual performance and client satisfaction. Awards under the EICP therefore are directly linked to company and individual performance.
Target EICP Awards. The Compensation Committee establishes a target award percentage for each executive, representing a percentage of base salary, and an associated target award value.
How the EICP Works. EICP awards are earned based on performance relative to targeted financial (Operating Income, Cash Flow and Revenue) goals, weighted 60%; strategic objectives, weighted 20%; and customer satisfaction objectives, weighted 20%, and are subject to further discretionary modification for individual performance. The Compensation Committee gives prominent weight to client satisfaction as a performance measure to help foster a client-focused, metric-driven culture within CSRA.
In order to emphasize profitability, we must achieve at least 80% of our Operating Income goal before any EICP payments are made. In addition, assuming this threshold level is achieved, the percentage achievement of the Operating Income (“OI”) goal also serves as a multiplier or “funding factor” which is applied to the percentage achievement of the EICP financial metrics as a whole to determine the overall score for the financial metrics portion of the EICP, up to a maximum of 200%.
Weighted financial metric performance (as adjusted by the OI funding factor), plus weighted strategic metric performance, plus weighted customer satisfaction metric performance determine the initial payout score, which is then adjusted for individual performance and multiplied by an NEO’s target award to reach the final EICP payout amount.
Special rules apply for executives who are subject to Section 162(m) of the Internal Revenue Code (“Section 162(m)”). If we achieve 80% of our OI goal for the year, each executive subject to Section 162(m) becomes eligible to receive the maximum possible EICP payout. However, to ensure the EICP operates the same way for all executives, the Compensation Committee will then exercise “negative discretion” to reduce the executive’s EICP payment based on actual performance with respect to the financial and other metrics described in this section.
Long-Term Incentive Compensation
General. Long-term incentive (“LTI”) compensation is the largest component of executive compensation for executives. Our regular cycle LTI awards consist of grants of service-vested stock options (“Stock Options”), weighted 40%, and performance-vested restricted stock units (“Performance Share Units” or “PSUs”) with a three-year performance cycle, weighted 60%.
At the beginning of each fiscal year, the Compensation Committee will establish a target LTI grant value for each NEO, expressed as a percentage of base salary, and the relative mix of award types. Individual target LTI grant values will be determined in light of market practices, and actual award levels will reflect individual performance and succession considerations. The Compensation Committee will follow a similar process for new executives who join CSRA or are promoted during the fiscal year.
Stock Options. Stock Options (comprising 40% of each executive’s target LTI award) provide value to executives only if the market value of our common stock appreciates over time. The exercise price for each Stock Option is the closing price of our common stock on the grant date. One-third of the Stock Options vest and become exercisable on each of the first three anniversaries of the grant date.
Performance Share Units. Performance Share Units (comprising 60% of each executive’s target LTI award) provide an opportunity for executives to earn common stock if targeted performance goals are met over a three-year performance period. Performance is measured based on our diluted Earnings Per Share from continuing operations (“EPS”). The Compensation Committee believes that EPS, aside from being a key measure of stockholder value, serves as the best measure of performance and profitability.
Performance Share Unit awards are designed with overlapping performance periods.
For each award, EPS performance will be measured over the last year in the three-year performance period. The Compensation Committee establishes threshold, target and maximum EPS goals, at which 50%, 100% and 200%, respectively, of the target PSUs may vest. Vesting is interpolated for EPS performance between these goals. No PSUs vest if EPS performance is below the threshold goal.
In addition, each award also provides an opportunity for accelerated vesting based on EPS performance in the first and second years of the performance period, in order to recruit, retain and motivate progress toward multi-year transformation goals. 25% of the target PSUs may vest at the end of the first year of the performance period if our EPS for that year equals or exceeds the threshold EPS goal for the award. In addition, 25% of the target PSUs may vest at the end of the second year of the performance period if our EPS for that year equals or exceeds the threshold EPS goal (if not achieved after year one) or if our EPS performance for the second year equals or exceeds the EPS goal at which 75% of the target PSUs vest (if partial vesting occurred after year one). Up to 200% of the target PSUs, less any PSUs which vested in years one or two, may vest at the end of the third year of the performance period, subject to our EPS performance for that year.
Other Executive Compensation
Post-Employment Benefits
Retirement Plans. The Compensation Committee views retirement benefits as an important component of CSRA’s executive compensation program. As such, we offer our employees a retirement program that provides the opportunity to accumulate retirement income.

Retirement Plans
CSRA 401(k) Plan	Broad-based, qualified, defined contribution 401(k) plan with CSRA match on a portion of employee contributions and directed investment alternatives.
Deferred Compensation Plan	CSRA maintains the CSRA Deferred Compensation Plan. This unfunded plan allows participants to defer receipt of incentive compensation and salary.
Severance and Change in Control Compensation
In order to offer competitive total compensation packages to our executive officers, as well as to ensure the ongoing retention of these individuals, we offer certain post-employment benefits to a select group of executive officers. The Severance Plan for Senior Management and Key Employees (the “Severance Plan”) provides “double trigger” income and benefits continuity protection to the executive for the limited case in which the employment of the executive officer is terminated by us without cause or by the executive for good reason during a specified window of time following a change in control. The Severance Plan is intended to preserve executive productivity and encourage retention during an actual or potential change in control of CSRA. We believe the importance of these benefits increases with the position and level of responsibility of the executive.
We also maintain an Executive Officer Severance Policy (the “Severance Policy”) to provide severance benefits in the discretion of the Compensation Committee and the CEO to certain executives whose employment is terminated by us without cause in situations not involving a change in control. The Severance Policy covers those executives reporting directly to the CEO who are Section 16 officers. An executive who resigns from CSRA is not entitled to benefits under the Severance Policy.
We have entered into non-compete agreements with certain executive officers. These agreements generally prohibit the executives from competing with CSRA for twelve months following any termination of employment, prohibit the executives from soliciting our employees or customers for 24 months following any termination of employment, and contain a non-disclosure provision. We entered into these agreements in an effort to protect vital CSRA interests.
Perquisites and Other Benefits
Health Care Benefits. We provide health care benefits to eligible employees, including medical, dental, life, disability and accident insurance. These benefits are available to all U.S. employees generally. These programs are designed to provide certain basic quality of life benefits and protections.
Perquisites. We provide certain limited perquisites to senior executives in order to enhance their security and productivity. The Compensation Committee will review the perquisites provided to executives annually as part of its overall review of executive compensation. The Committee has determined that it is reasonable and competitive to provide relocation benefits to newly hired or relocated executives.
Compensation Framework
Role of CSRA Management
The CEO, with the assistance of the Chief Human Resources Officer (“CHRO”), conducts an annual review of the total compensation of each executive officer. The CEO’s review includes an assessment of each executive officer’s performance, the performance of the individual’s respective business or function, executive retention considerations, succession potential and the competitive market. Following such review, the CEO recommends base salaries and target annual and LTI opportunities for the executive officers to the Compensation Committee.
Role of the Compensation Committee
The Compensation Committee is responsible for overseeing CSRA’s compensation policies and programs. In fulfilling its responsibilities, the Compensation Committee annually reviews general trends in executive compensation, compensation design, and the total value and mix of compensation for executive officers. This process includes the review and approval of the target and actual Total Direct Compensation of each executive officer, taking into consideration internal pay equity, tenure and performance of various executive officers, potential future contributions, succession and competitive market information. Pursuant to CSRA’s charter, the Compensation Committee may delegate any of its responsibilities to a subcommittee or to CSRA employees or others. The Compensation Committee has not delegated its authority for compensation for executive officers. However, the Compensation Committee has delegated authority under CSRA’s equity incentive plans to the CEO to grant equity awards to CSRA employees who are not senior executives, subject to certain limits.

Additional Compensation Policies
In addition to the components of our executive compensation program, we maintain the compensation policies described below.
Policy on Transactions in Securities and Related Derivatives
The Board has adopted a policy prohibiting directors, corporate officers and each employee of CSRA or its subsidiaries that are financial insiders, and members of their immediate families, from entering into any transactions in CSRA’s securities except during announced trading periods, or pursuant to a trading plan under Rule 10b5-1 of the Exchange Act. Such transactions are subject to pre-approval by the CEO, CFO, CHRO and General Counsel prior to entering any such transaction. In addition, we prohibit directors, officers and financial insiders, and members of their immediate families, from derivative security transactions with respect to equity securities of CSRA. We also discourage persons subject to such policy from margining or pledging our stock to secure a loan or purchase shares of our stock on margin.
Equity Ownership Guidelines
The Compensation Committee has adopted equity ownership guidelines for senior level executives to encourage them to build their ownership positions in our common stock over time and retain shares they earn through our equity incentive plans. The Compensation Committee believes that stock ownership by executive officers further aligns their interests with those of our long-term stockholders. Under the equity ownership guidelines, each senior level executive who has not yet achieved the equity ownership levels must retain a certain percentage of the net shares (after withholding for taxes and exercise price) resulting from stock option exercises, Performance Share Unit payments or other Long-Term Incentives until the levels are achieved.
The Compensation Committee reviews compliance with the guidelines on an annual basis and considers the amount of common stock held directly or through the 401(k) plan and RSUs (but not Performance Share Units) in determining whether an executive has achieved his designated equity ownership level.
The Compensation Committee expects to adopt equity ownership guidelines for directors.
Tax Deductibility of Compensation
Section 162(m) limits a company’s annual tax deduction for compensation to its CEO and its three other highest-paid executive officers employed at year-end (other than the CFO) to $1 million per person, unless, among other things, the compensation is “performance-based,” as defined in Section 162(m), and provided under a plan that has been approved by the stockholders. It is our policy to design and administer our compensation program in a tax efficient manner and the Compensation Committee considers the impact of the deduction limitations imposed by Section 162(m) on CSRA. As noted above, compensation decisions are made, among other things, to ensure market competitiveness, to reward outstanding performance, and to attract proven talent. Sometimes this results in compensation amounts being non-deductible under Section 162(m).
Compensation Recoupment Policy
We maintain a compensation recoupment or “clawback” policy that permits us to recover performance-based compensation from participants whose fraud or intentional illegal conduct materially contributed to a financial restatement. The policy allows for the recovery of the difference between compensation awarded or paid and the amount which would have been paid had it been calculated based on the restated financial statements, excluding any tax payments. In addition, under our equity grant agreements, employees may be required to forfeit awards or gains if a recipient breaches the non-competition, non-solicitation of employees, or non-disclosure provisions of such agreements.
Potential Payments Upon Change in Control and Termination of Employment

We offer certain post-employment benefits to a select group of executive officers. These post-employment benefits are limited to the payments and benefits provided under the Severance Plan and the Severance Policy.
Severance Plan for Senior CSRA Management and Key Employees. Under the Severance Plan, which provides certain benefits to participants in the event of a Change of Control (as defined below) of CSRA, if there were a Change of Control and the participant either had a voluntary termination of employment for Good Reason (as defined below) within two years afterward; or had an involuntary termination of employment, other than for death, disability or Cause (as defined below), within three years afterward, then the participant would receive a one-time payment and certain health and welfare benefits during a specified period after termination. The amount of the one-time payment is equal to two times the sum of the participant’s then-current annual base salary plus the average of the three most recent annual EICP awards paid or determined. The number of years after termination of employment during which a participant would receive health and welfare benefits is equal to the same applicable multiple.
There is a potential six-month delay in payments and benefits provided under the Severance Plan to certain specified employees (as determined under Section 409A). The Severance Plan provides for the crediting of earnings during any such payment or benefits delay period.
For purposes of the Severance Plan, the following definitions apply:

•
“Change of Control” means the consummation of a “change in the ownership” of CSRA, a “change in effective control” of CSRA or a “change in the ownership of a substantial portion of the assets” of CSRA, in each case, as defined under Section 409A of the Internal Revenue Code.

•	A participant’s termination of employment with CSRA is deemed for “Good Reason” if it occurs within six months of any of the following without the participant’s express written consent:

1.	a substantial change in the nature, or diminution in the status, of the participant’s duties or position from those in effect immediately prior to the Change of Control;

2.
a reduction by CSRA in the participant’s annual base salary as in effect on the date of a Change of Control or as in effect thereafter if such compensation has been increased and such increase was approved prior to the Change of Control;

3.
a reduction by CSRA in the overall value of benefits provided to the participant, as in effect on the date of a Change of Control or as in effect thereafter if such benefits have been increased and the increase was approved prior to the Change of Control;

4.
a failure to continue in effect any stock option or other equity-based or non-equity based incentive compensation plan in effect immediately prior to the Change of Control, or a reduction in the participant’s participation in any such plan, unless the participant is afforded the opportunity to participate in an alternative incentive compensation plan of reasonably equivalent value;

5.
a failure to provide the participant the same number of paid vacation days per year available to him or her prior to the Change of Control, or any material reduction or the elimination of any material benefit or perquisite enjoyed by the participant immediately prior to the Change of Control;

6.	any material breach by CSRA of any provision of the Severance Plan or of any agreement entered into pursuant to the Severance Plan or any stock option or restricted stock agreement;

7.	conduct by CSRA, against the participant’s volition, that would cause the participant to commit fraudulent acts or would expose the participant to criminal liability; or

8.	any failure by CSRA to obtain the assumption of the Severance Plan or any agreement entered into pursuant to the Severance Plan by any successor or assign of CSRA,

provided that for purposes of bullets 2 through 5 above, “Good Reason” will not exist (i) if the aggregate value of all salary, benefits, incentive compensation arrangements, perquisites and other compensation is reasonably equivalent to the aggregate value of salary, benefits, incentive compensation arrangements, perquisites and other compensation as in effect immediately prior to the Change of Control, or as in effect thereafter if the aggregate value of such items has been increased and such increase was approved prior to the Change of Control, or (ii) if the reduction in aggregate value is due to reduced performance by CSRA, the operating unit of CSRA for which the participant is responsible, or the participant, in each case applying standards reasonably equivalent to those utilized by CSRA prior to the Change of Control.

•	“Cause” means:

•	fraud, misappropriation, embezzlement or other act of material misconduct against CSRA or any of its affiliates;

•	conviction of a felony involving a crime of moral turpitude;

•	willful and knowing violation of any rules or regulations of any governmental or regulatory body material to the business of CSRA; or

•
substantial and willful failure to render services in accordance with the terms of the Severance Plan (other than as a result of illness, accident or other physical or mental incapacity), provided that (i) a demand for performance of services has been delivered to the participant in writing by or on behalf of the Board at least 60 days prior to termination identifying the manner in which the Board believes that the participant has failed to perform and (ii) the participant has thereafter failed to remedy such failure to perform.

Vesting of Equity Awards Upon Change in Control. Stock options and RSUs, including Performance Share Units, provide for accelerated vesting upon a Change in Control, defined as a change in ownership of CSRA, a change in effective control of CSRA or a change in the ownership of a substantial portion of the assets of CSRA, in each case as defined in Section 409A of the Internal Revenue Code. Performance Share Units vest at target upon a Change in Control occurring on or before the end of the final fiscal year in the performance period.
Executive Officer Severance Policy. We also maintain the Severance Policy to provide severance benefits to certain executives whose employment is terminated in situations not involving a change in control. The Severance Policy covers only those executive officers reporting directly to the CEO who are subject to Section 16 of the 1934 Act, and provides for benefits similar to those offered under the Severance Plan.
Upon termination of employment by us without cause (as defined in the Severance Policy), each covered executive may receive, in the discretion of CSRA and the Compensation Committee, up to twelve months of base salary continuation, paid in installments, and twelve months of CSRA-provided healthcare coverage continuation. Terminated executives also are eligible to receive a pro-rata portion of the EICP award earned for the year of employment termination, subject to approval by the Compensation Committee.
Vesting of Equity Awards Upon Terminations of Employment. All annual equity awards provide for accelerated vesting (unless the Compensation Committee determines otherwise) upon retirement, other than for Cause (as defined below), at age 62 or older with at least ten years of service (and, in the case of Performance Share Units, provided the executive’s retirement date is more than one year after the grant date). In addition, all annual equity awards provide for accelerated vesting upon an executive’s termination of employment due to death or permanent disability, with vesting of annual-cycle Performance Share Units occurring with respect to only a pro-rata fraction of the target amount (based on the executive’s service during the applicable performance period) as opposed to the full target amount.
Stock options that are vested but unexercised at the time of employment termination remain exercisable until the earlier of (a) the option expiration date or (b) the third anniversary of employment termination (for terminations due to death or permanent disability and all terminations at age 62 or older other than for Cause), or three months after employment termination (for all other terminations). “Cause” means:

•	fraud, misappropriation, embezzlement or other act of material misconduct against CSRA or any of its affiliates;

•	conviction of a felony involving a crime of moral turpitude;

•	willful and knowing violation of any rules or regulations of any governmental or regulatory body material to the business of CSRA; or

•
substantial and willful failure to render services in accordance with the terms of his or her employment (other than as a result of illness, accident or other physical or mental incapacity), provided that (i) a demand for performance of services has been delivered to the employee in writing by the employee’s supervisor at least 60 days prior to termination identifying the manner in which such supervisor believes that the employee has failed to perform and (ii) the employee has thereafter failed to remedy such failure to perform.

There are provisions in the award agreements for all stock options and RSUs (including Performance Share Units) which require the holder of such securities to deliver to CSRA an amount in cash equal to the intrinsic value of the securities on the date (the “Realization Date”) they had vested (in the case of RSUs or restricted stock) or were exercised (in the case of stock options) if the holder:

•	competes with CSRA after voluntary termination of employment and prior to six months after the Realization Date; or

•
solicits CSRA’s customers or solicits for hire or hires CSRA’s employees, or discloses CSRA’s confidential information, after voluntary or involuntary termination of employment and prior to one year after a Realization Date.

These forfeiture provisions do not apply if there has been a Change in Control within three years prior to the employment termination date. In addition, we have entered into non-competition agreements with certain members of senior management.
Director Compensation
Each director who is not an employee of CSRA, other than the Non-Executive Chair (collectively, the “Non-Employee Directors”), will receive the following:

•	an annual retainer of $90,000;

•	a fee of $10,000 for each committee on which such Non-Employee Director serves;

•	a fee of $2,500 for each board of directors meeting, special project or assignment involving travel in excess of eight board of directors meetings; and

•	a fee of $2,500 for each committee meeting, special project or assignment involving travel in excess of 6 times the number of committees on which the Non-Employee Director serves.
The Chair of the Compensation Committee is authorized to make the final determination as to whether a meeting, project or assignment qualifies for such meeting fees.

Director Compensation Table
The following table sets forth the annual fees that the Non-Executive Chair, Lead Independent Director and Chairs of the following committees will receive, in addition to the fees specified above:

Position	Annual Fees ($)
Non-Executive Chair	150,000
Lead Independent Director	25,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating/Corporate Governance Committee Chair	10,000
Executive Committee Chair	10,000
Restricted Stock Units
The Non-Employee Directors and the Non-Executive Chair will also receive RSUs, which shall vest in full on the date of CSRA’s 2016 Annual Meeting of Stockholders or as otherwise provided in the applicable award agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of our common stock as of the date of this prospectus by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

•	each of our directors;

•	each of the individuals we expect to be our named executive officers with respect to fiscal 2015; and

•	all of our directors and executive officers as a group.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights held by that person that are exercisable or will become exercisable within 60 days after the date of this prospectus, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.
The percentages reflect beneficial ownership as of November 30, 2015 as determined in accordance with Rule 13d-3 under the Exchange Act.

Common Stock Outstanding Immediately Prior to this Offering
Name and Address of Beneficial Owner(a)	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Mr. Lawrence B. Prior III	53,719(b)	*
Mr. David F. Keffer	15,517(c)	*
Ms. Catherine Kuenzel	26,493(b)	*
Mr. Paul Nedzbala	24,401(c)	*
Mr. John Reing	20,377(c)	*
Mr. J. Michael Lawrie	1,441,658(b)	*
Mr. Keith B. Alexander	-	-
Mr. Sanju K. Bansal	-	-
Ms. Michèle A. Flournoy	-	-
Mr. Mark A. Frantz	-	-
Ms. Nancy Killefer	1,519(b)	*
Mr. Sean O’Keefe	1,519(b)	*
Mr. Michael E. Ventling	-	-
Ms. Billie I. Williamson	-	-

All directors and executive officers as a group (14 persons)	1,585,203(b)(c)	1.0%
Principal Stockholders:

Providence Equity Partners LLC	15,012,462(d)	9.2%(d)
50 Kennedy Plaza
Providence, RI 02903

The Vanguard Group, Inc.	12,250,633(e)	7.5%(e)
100 Vanguard Blvd.
Malvern, Pennsylvania 19355

BlackRock, Inc.	10,650,176(f)	6.5%(f)
40 East 52nd Street
New York, NY 10022

_________________________________
*    Less than 1%.

(a)	Unless otherwise indicated, the address of each person or group is c/o CSRA Inc., 3170 Fairview Park Drive, Falls Church, Virginia 22042.

(b)
With respect to Mr. Lawrie, Mr. Prior, Ms. Kuenzel, Ms. Killefer, Mr. O’Keefe and all executive officers and directors of CSRA as a group, includes 980,056; 32,803; 18,606; 0; 0 and 1,031,465 shares of common stock, respectively, subject to employee options which were outstanding on November 30, 2015, and currently are exercisable or which are anticipated to become exercisable within 60 days thereafter. These shares have been deemed to be outstanding in computing the Percentage of Class.

(c)	With respect to Mr. Keffer, Mr. Nedzbala and Mr. Reing, the total beneficial ownership reported reflects shares acquired by each pursuant to the Merger Agreement.

(d)
Represents the following shares: (i) 11,169,887 shares of common stock held by Providence Equity Partners VI L.P.; and (ii) 3,842,575 shares of common stock held by Providence Equity Partners VI-A L.P. The general partner of each of Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. is Providence Equity GP VI L.P., whose general partner is Providence Equity Partners VI L.L.C. Providence Equity Partners VI L.L.C. is managed by its managing member, Providence Fund Holdco (Domestic ECI) L.P., whose general partner is Providence Managing Member L.L.C., which in turn is controlled by Jonathan M. Nelson, Glenn M. Creamer and Paul J. Salem. Investment and voting decisions with respect to shares held by each of Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. are made by their general partner, Providence Equity GP VI L.P. Each of Jonathan M. Nelson, Glenn M. Creamer, and Paul J. Salem expressly disclaims beneficial ownership of the shares held by Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. The address for each of Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P., Jonathan M. Nelson, Glenn M. Creamer, and Paul J. Salem is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

(e)
This information, which is not within the direct knowledge of CSRA, has been derived from a Schedule 13G/A filed with the SEC on February 11, 2015 regarding its beneficial ownership of CSC common stock. Based upon information contained in the filing, The Vanguard Group, Inc. has sole voting power with respect to 244,759 of these shares, sole dispositive power with respect to 12,019,658 shares and shared dispositive power with respect to 230,975 shares. For purposes of this table, we have presumed that The Vanguard Group, Inc.’s reported holdings in CSC entitled The Vanguard Group, Inc. to receive an equivalent number of shares of CSRA common stock in the Distribution.

(f)
This information, which is not within the direct knowledge of CSRA, has been derived from a Schedule 13G/A filed with the SEC on January 26, 2015 by BlackRock, Inc. regarding its beneficial ownership of CSC common stock. Blackrock, Inc. has sole voting power with respect to 8,742,248 of these shares and sole dispositive power with respect to 10,650,176 shares as a result of being a parent company or control person of the following subsidiaries, each of which holds less than 5% of the outstanding shares: BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management North Asia Limited, BlackRock Financial Management, lnc., BlackRock Fund Advisors, BlackRock Fund Managers Ltd., BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd., BlackRock Investment Management, LLC, BlackRock Japan Co Ltd. and BlackRock Life Limited. For purposes of this table, we have presumed that BlackRock, Inc.’s reported holdings in CSC entitled BlackRock, Inc. to receive an equivalent number of shares of CSRA common stock in the Distribution.

SELLING STOCKHOLDERS

The selling stockholders listed in the table below may from time to time offer and sell any or all shares of our common stock set forth below pursuant to this prospectus. When we refer to selling stockholders in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.
Certain selling stockholders may be deemed underwriters as defined in the Securities Act. Any profits realized by the selling stockholders may be deemed underwriting commissions.
The following table sets forth, as of the date of this prospectus, the name of the selling stockholders for whom we are registering shares for resale to the public, and the number of such shares that each such selling stockholder may offer pursuant to this prospectus. We are filing this prospectus to comply with our obligation to register 24,803,450 unregistered shares of common stock for resale by the selling stockholders pursuant to the Registration Rights Agreement. Of the 24,803,450 shares issued to the selling stockholders pursuant to the Merger Agreement, 1,007,108 shares (the “Custody Shares”) are currently being held in custody accounts. Although the Custody Shares are being registered hereunder, the Custody Shares may not be resold by the selling stockholders until they are released from the respective custody accounts in accordance with the terms of the custody arrangements.
Based on information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares Owned After the Offering.” We cannot advise as to whether the selling stockholders will in fact sell any or all of such shares. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

Name of Selling Stockholder	Number of Shares of our Common Stock Beneficially Owned Prior to This Offering	Number of Shares of our Common Stock that May Be Sold in This Offering	Number of Shares of our Common Stock Beneficially Owned After This Offering
Providence Equity Partners L.L.C. managed funds(a)	15,012,462	15,012,462	—
Ernst Volgenau(b)	7,508,808	7,508,808	—
CFIG SRA Co-Investment SPV, LLC(c)	625,570	625,570	—
Milestone Trust(e)	7,938	7,938	—
Mark Adler(d)(g)	2,759	2,759	—
Sandra Ambrose(d)(g)	1,004	1,004	—
Chinastu Aone(d)(g)	3,807	3,807	—
Timothy J. Atkin(d)(g)	24,916	24,916	—
Bill Balcke(d)(g)	502	502	—
William L. Ballhaus(e)(f)(g)	175,565	175,565	—
Mark Barnette(d)(g)	2,995	2,995	—
George Batsakis(d)(g)	22,432	22,432	—
Paul Bautista(d)(g)	2,120	2,120	—

Name of Selling Stockholder	Number of Shares of our Common Stock Beneficially Owned Prior to This Offering	Number of Shares of our Common Stock that May Be Sold in This Offering	Number of Shares of our Common Stock Beneficially Owned After This Offering
Robert Becker(d)	1,991	1,991	—
Scott Bennett(d)(g)	2,744	2,744	—
Gregory Brundidge(d)	1,895	1,895	—
Andrew Bryden(d)(g)	502	502	—
Joseph Burke(d)(g)	18,207	18,207	—
Mike Cardarelli(d)(g)	502	502	—
William Casola(d)	1,726	1,726	—
Susan Castillo(d)	1,726	1,726	—
Doyle Choi(d)(g)	5,267	5,267	—
Mark Connel(d)(g)	3,659	3,659	—
David Cox(d)(g)	2,895	2,895	—
Emily Crespin(d)(g)	2,995	2,995	—
Jeffrey Cress(d)	1,707	1,707	—
Constance Crome(d)	1,778	1,778	—
Brian Cross(d)(g)	4,058	4,058	—
Charles Crotty(d)(g)	4,578	4,578	—
James Curtis(d)(g)	6,863	6,863	—
Tim Day(d)(g)	2,805	2,805	—
Allen Deitz(d)(g)	13,269	13,269	—
Vincent Dilosa(d)	1,887	1,887	—
Renato DiPentima(d)(g)	52,812	52,812	—
Anne Donohue(d)(g)	21,490	21,490	—
Gil Dussek(d)(g)	478	478	—
Michele Engelhart(d)(g)	5,852	5,852	—
Jim Enicks(d)(g)	2,759	2,759	—
David Fisher(d)(g)	955	955	—
Chad Foster(d)(g)	500	500	—
David Gieseman(d)(g)	11,427	11,427	—
Mark Ginevan(d)(g)	3,102	3,102	—
Lee Glass(d)(g)	238	238	—
Steven Goldberg(d)	1,895	1,895	—
Theresa Golinvaux(d)(g)	3,387	3,387	—
Robert Heckman(d)(g)	2,744	2,744	—
Chris Herndon(d)(g)	1,287	1,287	—
Donald Hirsch(d)(g)	7,983	7,983	—
Anna Hogan(d)(g)	3,659	3,659	—
Thomas Hutton(d)	2,477	2,477	—
Steve Hyde(d)(g)	251	251	—
James Jones(d)	1,726	1,726	—

Name of Selling Stockholder	Number of Shares of our Common Stock Beneficially Owned Prior to This Offering	Number of Shares of our Common Stock that May Be Sold in This Offering	Number of Shares of our Common Stock Beneficially Owned After This Offering
Scott Johnson(d)(g)	251	251	—
Wallace Johnson(d)(g)	322	322	—
David Keffer(d)(g)	15,517	15,517	—
Katie Krasinkski(d)(g)	1,004	1,004	—
Eric Kurzhals(d)(g)	4,811	4,811	—
John Levy(d)(g)	2,373	2,373	—
Erica Lewis(d)	2,147	2,147	—
John Ludecke(d)(g)	4,631	4,631	—
Susan Major(d)(g)	502	502	—
John Maloney(d)	1,726	1,726	—
Bryan Martin(d)(g)	6,809	6,809	—
Robert McCants(d)	2,347	2,347	—
James McClave(d)	2,655	2,655	—
Brian Michl(d)(g)	14,582	14,582	—
Rebecca Miller(d)(g)	10,520	10,520	—
Courtney Mitchell(d)	1,004	1,004	—
Matthew Modica(d)	1,991	1,991	—
Todd Morris(d)(g)	10,792	10,792	—
David Mutryn(d)(g)	4,265	4,265	—
Kamal Narang(d)(g)	15,277	15,277	—
Paul Nedzbala(d)(g)	24,401	24,401	—
William Niehaus(d)	1,991	1,991	—
Clyde Nixon(d)(g)	22,337	22,337	—
John Olsen(d)(g)	3,261	3,261	—
David Page(d)	2,257	2,257	—
John Patrick(d)	502	502	—
Karen Popular-Lawhorn(d)	1,991	1,991	—
Bryan Polk(d)(g)	2,587	2,587	—
Walid Ramadan(d)(g)	1,004	1,004	—
Joe Readyhough(d)(g)	7,422	7,422	—
John Reing(d)(g)	20,377	20,377	—
Jeff Ribel(d)	503	503	—
Lorri Ronis(d)	1,588	1,588	—
David Rue(d)(g)	10,556	10,556	—
Judith Sakowitz(d)	3,054	3,054	—
Frank Shartle(d)(g)	4,356	4,356	—
Catherine Steger(d)(g)	502	502	—
Jacob Stenzler(d)(g)	2,373	2,373	—
Michael Toner(d)	1,896	1,896	—

Name of Selling Stockholder	Number of Shares of our Common Stock Beneficially Owned Prior to This Offering	Number of Shares of our Common Stock that May Be Sold in This Offering	Number of Shares of our Common Stock Beneficially Owned After This Offering
Kathleen Yoshida(d)(g)	1,004	1,004	—

_________________________________

(a)
Represents the following shares: (i) 11,169,887 shares of common stock held by Providence Equity Partners VI L.P.; and (ii) 3,842,575 shares of common stock held by Providence Equity Partners VI-A L.P. The general partner of each of Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. is Providence Equity GP VI L.P., whose general partner is Providence Equity Partners VI L.L.C. Providence Equity Partners VI L.L.C. is managed by its managing member, Providence Fund Holdco (Domestic ECI) L.P., whose general partner is Providence Managing Member L.L.C., which in turn is controlled by Jonathan M. Nelson, Glenn M. Creamer and Paul J. Salem. Investment and voting decisions with respect to shares held by each of Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. are made by their general partner, Providence Equity GP VI L.P. The address for each of Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P., Jonathan M. Nelson, Glenn M. Creamer, and Paul J. Salem is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

(b)
Represents 7,508,808 shares of common stock held by EVSH LLC. Ernst Volgenau has sole voting and dispositive power over such shares. The address for Dr. Volgenau and EVSH LLC is c/o SRA Companies, Inc., 4350 Fair Lakes Court, Fairfax, Virginia 22033.

(c)	The address for CFIG SRA Co-Investment SPV, LLC is 767 Fifth Avenue, New York, NY 10153.

(d)	The business address for these persons is c/o SRA International, Inc., 4350 Fair Lakes Court, Fairfax, Virginia 22033.

(e)	The business address for William Ballhaus and the Milestone Trust is 7120 Beverly Lane, The Plains, VA 20198.

(f)
Includes 18,100 shares held in a custody account which may not be sold by Mr. Ballhaus until such shares are released from such custody account, which is expected to be the earlier of July 20, 2015 or such time as Providence has sold or transferred all of the CSRA shares it received in connection with the Mergers.

(g)
Excludes the portion of the Custody Shares that the selling stockholder will receive upon release of such shares from the custody account in accordance with the terms thereof. The number of Custody Shares that are currently expected to be released to the selling stockholders are as follows: William Ballhaus: 272,804; Renato DiPentima: 22,746; Mark Adler: 2,957; Sandra Ambrose: 2,957; Chinatsu Aone: 2,957; Timothy Atkin: 43,635; Bill Balcke: 2,957; Mark Barnette: 2,957; George Batsakis: 46,857; Paul Bautista: 2,957; Scott Bennett: 2,957; Andrew Bryden: 2,957; Joseph Burke: 32,755; Mike Cardarelli: 5,914; Doyle Choi: 19,334; Mark Connel: 2,957; David Cox: 2,957; Emily Crespin: 2,957; Brian Cross: 2,957; Charles Crotty: 7,620; James Curtis: 8,871; Tim Day: 2,957; Allen Deitz: 19,107; Anne Donohue 39,162; Gil Dussek: 2,957; Michele Engelhart: 9,288; Jim Enicks: 2,957; David Fisher: 5,914; Chad Foster: 2,957; David Gieseman: 12,018; Mark Ginevan: 2,957; Lee Glass: 2,957; Theresa Golinvaux: 7,582; Robert Heckman: 2,957; Chris Herndon: 7,582; Donald Hirsch: 16,643; Anna Hogan: 2,957; Steve Hyde: 2,957; Scott Johnson: 2,957; Wallace Johnson: 3,791; David Keffer: 33,702; Katie Krasinkski: 5,914; Eric Kurzhals: 5,914; John Levy: 2,957; John Ludecke: 9,288; Susan Major: 2,957; Bryan Martin: 14,747; Brian Michl: 14,747; Rebecca Miller: 19,334; Todd Morris: 12,018; David Mutryn: 8,871; Kamal Narang: 21,230; Paul Nedzbala: 46,857; Clyde Nixon: 43,635; John Olsen: 2,957; Bryan Polk: 7,620; Walid Ramadan: 2,957; Joe Readyhough: 18,955; John Reing: 39,162; David Rue: 12,018; Frank Shartle: 7,620; Catherine Steger: 2,957; Jacob Stenzler: 2,957; Kathleen Yoshida: 2,957.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with CSC
CSC does not have an ownership interest in CSRA following the Distribution and we operate independently of CSC, apart from certain intellectual property licenses and non-U.S. agency services. In order to govern the ongoing relationships between us and CSC after the Spin-Off and to facilitate an orderly transition, we and CSC entered into agreements providing for various services and rights following the Spin-Off and under which we and CSC agreed to indemnify each other against certain liabilities arising from our respective businesses. For a summary of the terms of the material agreements entered into with CSC, see “The CSRA Transactions”.
Agreements with SRA Parent Stockholders
For a summary of the terms of the material agreements we entered into with certain SRA Parent stockholders, see “The CSRA Transactions”.
Related Party Transactions
Policy and Procedures Governing Related Person Transactions
Our Board has adopted a written policy requiring the approval by the Nominating/Corporate Governance Committee of all transactions in excess of $120,000 between CSRA and any related person. For the purposes of this policy, a related person is any person who was in any of the following categories at any time during the fiscal year:
•a director or executive officer of CSRA;
•any nominee for director;

•
any immediate family member of a director or executive officer, or of any nominee for director (immediate family members are any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director and any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed);

•any beneficial owner of more than 5% of CSRA’s common stock; or

•	any immediate family member of any such beneficial owner.
A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. In determining whether to approve an interested transaction, the Nominating/Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director will participate in any discussion or approval of an interested transaction for which he or she (or an immediate family member) is a related party, except that the director will provide all material information concerning the interested transaction to the Nominating/Corporate Governance Committee. For as long as Mr. Lawrie, who is our Chairman, remains a director of CSC, he will recuse himself from decisions by our Board regarding matters relating to CSC including matters relating to the agreements between us and CSC described above.

DESCRIPTION OF MATERIAL INDEBTEDNESS AND OTHER FINANCING ARRANGEMENTS
On November 27, 2015, we entered into a credit agreement consisting of (1) a five-year senior secured revolving credit facility (the “Revolving Credit Facility”) with initial borrowing capacity of $700 million, of which, immediately after consummation of the Spin-Off and the Mergers, $500 million was available and undrawn to provide support for our business, including ongoing liquidity, (2) a three-year senior secured tranche A1 term loan facility in an aggregate principal amount of $600 million (the “Tranche A1 Facility”), (3) a five-year senior secured tranche A2 term loan facility in an aggregate principal amount of $1.45 billion (the “Tranche A2 Facility”; and, together with the Tranche A1 Facility, the “Term Loan A Facilities”) and (4) a seven-year senior secured term loan B facility in an aggregate principal amount of $750 million (the “Term Loan B Facility”; and, together with the Term Loan A Facilities, the “Term Loan Facilities”). In addition, on October 1, 2015, we entered into an amended MARPA accounts receivable facility described below.
Revolving Credit Facility and Term Loan Facilities
Our Revolving Credit Facility provides support for our business, including ongoing liquidity. On November 27, 2015, we entered into the Revolving Credit Facility with initial borrowing capacity of $700 million, of which, immediately after consummation of the Spin-Off and the Mergers, $500 million was available and undrawn, with The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) as administrative agent, and a syndicate of banks arranged by BTMU, RBC Capital Markets, Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Bank of Nova Scotia (“Scotiabank”). The Revolving Credit Facility has a maturity of five years.
We also entered into a three-year Tranche A1 Facility under the Term Loan A Facilities in the aggregate amount of $600 million, a five-year Tranche A2 Facility under the Term Loan A Facilities in the aggregate amount of $1.45 million, in each case with BTMU as administrative agent of the Term Loan A Facilities, and a seven-year Term Loan B Facility in the aggregate amount of $750 million, with Royal Bank of Canada as administrative agent of the Term Loan B Facility. On November 27, 2015, all of the Tranche A1 Facility and a portion of the Tranche A2 Facility were funded upon consummation of the Spin-Off in an aggregate amount of $1.56 billion, the proceeds of which were used to fund the Special Dividend (including the portion of the Special Dividend paid by CSC to its stockholders) and to pay transaction costs. On November 30, 2015, $200 million of the Revolving Credit Facility, the remainder of the Tranche A2 Facility and all of the Term Loan B Facility were funded upon consummation of the Mergers in an additional aggregate amount of $1.44 billion, the proceeds of which were used to fund the cash portion of the Merger Consideration to stockholders of SRA Parent common stock, to repay, refinance and/or redeem substantially all of SRA’s existing indebtedness, to pay for additional transaction costs, and for general corporate purposes. The Revolving Credit Facility and the Term Loan Facilities have the following material terms.
Interest. Borrowings under (1) the Revolving Credit Facility and the Tranche A2 Facility bear interest at an interest rate per annum equal to, at our option, (A) LIBOR plus the applicable margin of 1.250%-2.250% or (B) the base rate plus the applicable margin of 0.250%-1.250%, (2) the Tranche A1 Facility bears interest at an interest rate per annum equal to, at our option, (A) LIBOR plus the applicable margin of 1.125%-2.125% or (B) the base rate plus the applicable margin of 0.125%-1.125% and (3) the Term Loan B Facility bears interest at an interest rate per annum equal to, at our option, (A) LIBOR plus the applicable margin of 2.75%-3.00%, subject to a 0.75% LIBOR floor or (B) the base rate plus the applicable margin of 1.75%-2.00%, subject to a 1.75% base rate floor. The applicable margins for borrowings under the Revolving Credit Facility and borrowings under the Term Loan A Facilities vary and are determined based on our corporate credit rating or corporate family rating. The applicable margins for borrowings under the Term Loan B Facility vary and are determined based on the ratio of our consolidated total net debt to our consolidated EBITDA. We will also owe unused facility fees on the Revolving Credit Facility and paid upfront fees under both the Revolving Credit Facility and the Term Loan A Facilities on November 27, 2015 and (in the form of original issue discount) under the Term Loan B Facility on November 30, 2015.
Amortization and Prepayment. Borrowings under the Revolving Credit Facility can be prepaid at any time and can be repeatedly redrawn until its maturity. The Tranche A1 Facility has no scheduled amortization prior to maturity. The Tranche A2 Facility requires quarterly scheduled amortization at a rate equivalent to 5% of the original principal amount per annum until the remaining balance is due at maturity. The Term Loan B Facility requires quarterly scheduled amortization at a rate equivalent to 1% of the original principal amount per annum until the remaining balance is due at maturity. We can prepay the Tranche A1 Facility, the Tranche A2 Facility or the Term Loan B Facility, in whole or in part, at any time at our election at 100% of par without premium; provided that if CSRA prepays the Term Loan B Facility in connection with a repricing event within the first year following the initial funding, the prepayment must be made at 101% of par.
Security and Guarantees. The Revolving Credit Facility and the Term Loan Facilities are guaranteed by each of our direct and indirect, existing and future, material domestic subsidiaries (excluding certain entities, including special purpose subsidiaries), and are secured by a perfected first priority security interest in substantially all of our assets and the assets of those guarantors, subject to certain customary exceptions.
Covenants. The Revolving Credit Facility and Term Loan Facilities contain negative covenants customary for financings of this type, including covenants that place limitations on the incurrence of additional indebtedness; the creation of liens; the payment of dividends; sales of assets; fundamental changes, including mergers and acquisitions; loans and investments; negative pledges; transactions with affiliates; restrictions affecting subsidiaries; modification to charter documents in a manner materially adverse to the lenders; changes in fiscal year and limitations on conduct of business. The Revolving Credit Facility and Term Loan Facilities will also contain affirmative covenants and representations and warranties customary for financings of this type.
In addition, the Revolving Credit Facility and Term Loan A Facilities contain financial maintenance covenants requiring, as at the end of, and for, each fiscal quarter of CSRA ending after November 27, 2015, (a) a ratio of consolidated total net debt to consolidated EBITDA not in excess of 4:00:1:00, stepping down to 3.50: 1.00 at the end of the first full fiscal quarter ending at least 18 months after November 27, 2015; and (b) a consolidated EBITDA to interest expense ratio of not less than 3.00:1.00.
Events of Default. The lenders under the Revolving Credit Facility and the Term Loan Facilities may declare any indebtedness outstanding thereunder due and payable, and cancel any remaining commitments under the Revolving Credit Facility, if an event of default occurs and is continuing, including a failure to pay principal when due or interest or commitment fees within five days of the date when due; a material inaccuracy of a representation or warranty at the time made; a bankruptcy event; a failure to comply with the covenants, subject to a customary grace period; cross-events of default to material indebtedness; certain material ERISA events; material judgments; actual or asserted invalidity of any guarantee or non-perfection of any material portion of the collateral under the security documents; a change in control; and, with respect to the Revolving Credit Facility and Term Loan A Facilities only, a breach of the financial covenants.
Accounts Receivables Credit Facility
On October 1, 2015, CSC Government Solutions LLC entered into an amended Master Accounts Receivable Purchase Agreement among CSC and CSC Government Solutions LLC, as Sellers, and BTMU, Scotiabank and Mizuho Bank, Ltd., each as a Purchaser (the “Purchasers”). CSC Government Solutions LLC is a wholly-owned subsidiary of CSRA.
The Master Accounts Receivable Purchase Agreement establishes a receivables purchase facility (the “MARPA Facility”) that provides for up to $450 million in funding based on the near continuous sales, with settlement every two days, of eligible receivables and the satisfaction of certain conditions. The MARPA Facility is a committed facility that has an initial term of two years, subject to extensions agreed to by us and the Purchasers, unless earlier terminated by us. The Purchasers have the right to terminate the MARPA Facility only upon the occurrence of certain events. We expect to add SRA as an additional seller under the MARPA Facility.
Under the MARPA Facility, we sell eligible receivables on a non-credit recourse basis, including both receivables that have already been billed under an invoice and also certain unbilled receivables arising from contracts where we have performed work under a “cost plus fixed fee” or “time and materials” contract and have satisfied other required conditions.

We expect to use the proceeds from receivables sales under the MARPA Facility for general corporate purposes.

DESCRIPTION OF OUR CAPITAL STOCK
General
The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and certain provisions of Nevada law. You are encouraged to read, and the following description is qualified in its entirety by, our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws.
Authorized Capital Stock
Our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share.
Shares Outstanding
As of December 7, 2015, we had 163,931,608 shares of common stock outstanding and 5,723 holders of record of common stock.
Common Stock
The following description of our capital stock sets forth general terms and provisions of our common stock and preferred stock-based on the provisions of our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and provisions of applicable Nevada law.
Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a different vote is required by law or specifically required by our Amended and Restated Articles of Incorporation or Amended and Restated Bylaws.
Subject to the rights of any holders of our preferred stock, the holders of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our Board out of funds legally available for the payment of dividends. However, if our Board grants rights of cumulative dividends to any series of our preferred stock, our Amended and Restated Articles of Incorporation limit our ability to take certain actions, including with respect to the payment of dividends on our common stock, if such accrued dividends are owed to the holders of any series of preferred stock. For example, no cash payments for distributions or dividends may be made to the holders of our common stock unless all accrued dividends for past and current dividend periods on all series of preferred stock entitled to cumulative dividends have been declared and set apart for payment. In addition, so long as accrued dividends with respect to any series of our preferred stock that is entitled to cumulative dividends remains unpaid for any period to and including the preceding dividend date, we may not purchase or redeem any shares of our capital stock.
In the event of our liquidation, dissolution or winding up, after all liabilities and the holders of each series of preferred stock have been paid in full, the holders of our common stock are entitled to share ratably in all remaining assets. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.
Preferred Stock
Our Board may issue up to 1,000,000 shares of only one class of preferred stock in one or more series and, subject to Chapter 78 of the Nevada Corporation Law, our board of directors may set the designations, preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions of such preferred stock, as shall be stated in a resolution or resolutions providing for the issue of any such series as may be adopted by our board of directors, and as shall be set forth in a certificate of designation filed pursuant to the Nevada Corporation Law. Each share of preferred stock is of equal rank with each other share of preferred stock, regardless of series, with respect to the payment of dividends and the distribution of capital assets.
Our Board has the power to issue our preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders, and the Board could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change in control of our company.
If our Board grants voting power to the holders of shares of any series of preferred stock, holders of shares of such series will be entitled to no more than one vote per share voting with the holders of shares of our common stock at each annual or special meeting of stockholders upon all matters upon which a vote is taken except that if the holders of shares of such series are entitled to elect two or more directors, as a class, the holders of shares of such series will not be entitled to a vote for the election of any other directors of CSRA.
In addition, so long as accrued dividends with respect to any series of our preferred stock that is entitled to cumulative dividends remains unpaid for any period to and including the preceding dividend date, we may not purchase or redeem any shares of our capital stock.
Anti-Takeover Effects of Various Provisions of Nevada Law and Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.
Provisions of the Nevada Corporation Law and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, would be expected to discourage certain types of coercive takeover practices and takeover bids our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us will outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Blank Check Preferred Stock. Our Amended and Restated Articles of Incorporation permit our Board to issue our preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders, and the Board could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change of control of CSRA.
Board Vacancies to be Filled by Remaining Directors and Not Stockholders. Our Amended and Restated Bylaws provide that any vacancies, including any newly created directorships, on the board of directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director.
Removal of Directors by Stockholders. Our Amended and Restated Bylaws and the Nevada Corporation Law provide that directors may be removed by stockholders only by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding capital stock entitled to vote.
Stockholder Action. Our Amended and Restated Bylaws preclude stockholders from calling special meetings except where such special meetings are requested by stockholders representing 75% of the capital stock entitled to vote. Our Amended and Restated Bylaws prevent stockholder action by written consent for the election of directors and require the written consent of 90% of the capital stock entitled to vote for any other stockholder actions by written consent.
Advance Notice of Director Nominations and Stockholder Proposals. Our Amended and Restated Bylaws contain advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before the annual meeting of stockholders. As specified in our Amended and Restated Bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the board of directors or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures that are provided in our Amended and Restated Bylaws.
To be timely, a nomination of a director by a stockholder or notice for business to be brought before an annual meeting by a stockholder must be delivered to our secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, for notice by the stockholder to be timely, it must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (1) the 90th day prior to such annual meeting and (2) the 10th day following the day on which public announcement of the date of such meeting is first made, whichever first occurs.
In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder entitled to vote may nominate a person or persons as specified in our Amended and Restated Bylaws, but only if the stockholder notice is delivered to our secretary at our principal executive offices not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of (1) the 60th day prior to such special meeting or (2) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.
Amendments to our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws. Under the Nevada Corporation Law, our Amended and Restated Articles of Incorporation may not be amended by stockholder action alone. Amendments to the Amended and Restated Articles of Incorporation require a board resolution approved by the majority of the outstanding capital stock entitled to vote. Our Amended and Restated Bylaws may only be amended by stockholders upon the affirmative vote of 75% of the outstanding capital stock entitled to vote. Subject to the right of stockholders as described in the immediately preceding sentence, our Amended and Restated Bylaws may be adopted, amended or repealed by our board of directors.
Nevada Anti-Takeover Statute. We are subject to Nevada’s Combination with Interested Stockholders Statute (Nevada Corporation Law Sections 78.411–78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s capital stock entitled to vote.
No Cumulative Voting. Our Amended and Restated Articles of Incorporation prohibits cumulative voting in the election of directors.
Limitations on Liability and Indemnification of Officers and Directors
Nevada Corporation Law limits or eliminates the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws include provisions that require the company to indemnify, to the fullest extent allowable under the Nevada Corporation Law, our directors or officers against monetary damages for actions taken as a director or officer of our company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the Nevada Corporation Law. We are also expressly authorized to carry directors’ and officers’ insurance to protect our company, our directors, officers and certain employees for some liabilities.
The limitation of liability and indemnification provisions under the Nevada Corporation Law and in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock are available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Stock Exchange Listing
Our common stock is listed on the New York Stock Exchange under the symbol “CSRA.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Direct Registration System

Our common stock is registered in book-entry form through the direct registration system. Under this system, ownership of our common stock is reflected in account statements periodically distributed to stockholders by Computershare Trust Company, N.A., our transfer agent, who holds the book-entry shares on behalf of our common stockholders.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.
A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the US Internal Revenue Code of 1986 (the Code), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If an entity treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
Dividends
Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete an IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service (the “IRS”).
Gain on Disposition of Common Stock
Any gain realized on the sale or other disposition of our common stock generally will not be subject to United States federal income tax unless:

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.
 An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.
We have not determined whether we are a “United States real property holding corporation” for United States federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.
Federal Estate Tax
Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
 Information Reporting and Backup Withholding
Information reporting will apply to the amount of dividends paid to a non-U.S. holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE
We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Relating to Our Common Stock—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.”
As of December 7, 2015, we have a total of 163,931,608 shares issued and outstanding. The shares that may be sold pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares will be deemed restricted securities under the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144, which we summarize below.
We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to the CSRA Inc. 2015 Omnibus Incentive Plan, the CSRA Inc. 2015 Non-Employee Director Incentive Plan and the CSRA Inc. 401(k) Plan. Such Form S-8 registration statement automatically became effective upon filing. Accordingly, subject to applicable vesting restrictions, shares registered under such registration statement are available for sale in the open market. The initial registration statement on Form S-8 covers 31,618,000 shares.
Registration Rights
In connection with the CSRA Transactions, we entered into the Registration Rights Agreement, which provides the selling stockholders certain “demand” registration rights and customary “piggyback” registration rights. The Registration Rights Agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. Securities registered under any such registration statement will be available for sale in the open market. See “The CSRA Transactions—Registration Rights Agreement.”
Rule 144
In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. Our shares of common stock that were delivered to the PPL shareholders in connection with the Distribution and who were not our affiliates are freely tradable without restriction or further registration under the Securities Act. In general, after acquiring beneficial ownership, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

PLAN OF DISTRIBUTION
General
We are registering the shares of common stock covered by this prospectus for the selling stockholders. The selling stockholders may sell or distribute the shares of our common stock covered by this prospectus from time to time in one or more transactions, using one or more of the following methods:

•	underwriters in a public offering;

•	“at the market” to or through market makers or into an existing market for the securities;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	through entering into or settling of standardized or over-the-counter options, swaps or other hedging or derivatives transactions, whether through an options exchange or otherwise;

•	by pledge to secure debts and other obligations (including obligations associated with derivatives transactions);

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through the distribution by any selling stockholder to its partners, members or shareholders;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
Many of the transactions described above will not require an amendment or supplement to this prospectus prior to the selling stockholders consummating the sale or transfer of our common stock. However, to the extent required by law, this prospectus or the registration statement of which this prospectus forms a part may be amended or supplemented from time to time to describe a specific plan of distribution. Any amendment or supplement relating to a particular offering of our common stock by the selling stockholders may include the following information to the extent required by law:

•	the terms of the offering;

•	the names of any underwriters or agents, and the amount of securities underwritten or purchased by each of them;

•	the purchase price of the securities;

•	any delayed delivery arrangements;

•	any over-allotment options under which underwriters may purchase additional common stock from the selling stockholders;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any public offering price and the proceeds to the selling stockholders; and

•	any discounts or concessions allowed or reallowed or paid to dealers.
The selling stockholders may distribute the common stock from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.
The selling stockholders may offer our common stock to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our common stock, the securities will be acquired by the underwriters for their own account. The underwriters may resell the common stock in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of common stock, underwriters may receive compensation from the selling stockholders, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell common stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions.
If the selling stockholders use an underwriter or underwriters to effectuate the sale of common stock, to the extent required by law, the names of the underwriters will be set forth in the prospectus or prospectus supplement used by the underwriters to sell those securities. Selection of underwriters will be from a list supplied by CSRA or as otherwise determined in accordance with the terms of the Registration Rights Agreement. The selling stockholders may use underwriters with whom we or the selling stockholders have a material relationship. We will describe the nature of such relationship in the prospectus supplement, naming the underwriter. Unless otherwise indicated in the prospectus or prospectus supplement relating to a particular offering of common stock, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased. We have agreed to pay certain expenses incident to the registration of the shares of common stock to the public, other than commissions or discounts of underwriters, broker-dealers, or agents. Under the Registration Rights Agreement we are also obligated to provide customary indemnification to the selling stockholders.
In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may receive discounts, concessions or commissions from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Such compensation may be in excess of customary discounts, concessions or commissions. If dealers are utilized in the sale of securities, the names of the dealers and the terms of the transaction will be set forth in the prospectus or prospectus supplement, if required.
The selling stockholders may also sell shares of our common stock from time to time through agents. We will name any agent involved in the offer or sale of such shares and will list commissions payable to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

Until the distribution of our common stock is completed, rules of the SEC may limit the ability of underwriters and other participants in any offering to bid for and purchase our common stock. As an exception to these rules, the underwriters in certain circumstances are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with an offering, i.e., if they sell more common stock than are set forth on the cover page of the applicable prospectus or prospectus supplement, the underwriters may reduce that short position by purchasing our common stock in the open market. The underwriters also may impose a penalty bid on certain underwriters. This means that if the underwriters purchase our common stock in the open market to reduce the underwriters’ short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters who sold those shares of common stock as part of the offering. In general, purchases of our common stock for the purpose of stabilization or to reduce a short position could cause the price of our common stock to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it were to discourage resales of our common stock.
The selling stockholders may sell shares of our common stock directly to purchasers. In this case, they may not engage underwriters or agents in the offer and sale of such shares.
The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the selling stockholders’ shares of common stock or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus and any prospectus supplement available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable.
We are not aware of any plans, arrangements or understandings between any of the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of any shares of our common stock by the selling stockholders. We cannot assure you that the selling stockholders will sell any or all of the shares of our common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer, devise or gift the shares of our common stock by other means not described in this prospectus. Moreover, shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.
From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged.
A selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, and the broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers or financial institutions. A selling stockholder may enter into options, swaps, forwards or other derivatives transactions with broker-dealers or other financial institutions that involve the pledge or delivery of the shares offered hereby to the broker-dealers or financial institutions that may then resell or otherwise transfer those securities.
A selling stockholder which is an entity may elect to make a distribution of the shares of common stock covered by this prospectus to its members, partners or shareholders. In such event we may file a prospectus supplement to the extent required by law in order to permit the distributees to use the prospectus to resell the common stock acquired in the distribution. The members, partners or shareholders of a selling stockholder who receive shares of our common stock pursuant to a registered distribution may sell those shares of common stock directly to purchasers or through underwriters, broker-dealers or agents under Section 4(1) of the Securities Act, except to the extent any such member, partner or shareholder is deemed to be our “affiliate” under Rule 144 of the Securities Act. After receiving shares of our common stock, the members, partners and shareholders of the distributing stockholders, to the extent not deemed to be our “affiliate” under Rule 144 of the Securities Act, will act independently of us, and the selling stockholders, in making decisions regarding the timing, manner and size of each sale of our common stock.
The members, partners or shareholders and any underwriters, broker-dealers or agents that participate in the sale of the members’, partners’ or shareholders’ shares of common stock or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Members, partners or shareholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the members, partners or shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus or prospectus supplement will identify the underwriter or agent and describe the compensation received from the members, partners or shareholders. The members, partners or shareholders will acknowledge prior to their receipt of shares of our common stock that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.
In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.
If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by members of the Financial Industry Regulatory Authority (“FINRA”) participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with FINRA Rule 5110(h).
The specific terms of the lock-up provisions, if any, in respect of any given offering will be described in the applicable prospectus supplement.
This offering will terminate on the date that all shares offered by this prospectus have been sold or distributed by the selling stockholders.

LEGAL MATTERS
The validity of the shares of CSRA common stock offered pursuant to this prospectus will be passed upon for us by Woodburn and Wedge.

EXPERTS
The combined balance sheets of the Computer Sciences GS Business of Computer Sciences Corporation as of April 3, 2015 and March 28, 2014, and the related combined statements of operations, comprehensive income, changes in parent equity and cash flows for each of the three fiscal years in the period ended April 3, 2015 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the allocation of expenses related to certain corporate functions of CSC. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of SRA Companies, Inc. as of June 30, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2015, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to our common stock being distributed as contemplated by this prospectus. This prospectus is a part of, and does not contain all the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the Registration Statement including its exhibits and schedules. Statements we make in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement including its exhibits and schedules at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this prospectus is not part of this prospectus or any report filed with or furnished to the SEC.
We are subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also may obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. You also may access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our website at www.csra.com. Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Computer Sciences Corporation
We have audited the accompanying combined balance sheets of the Computer Sciences GS Business of Computer Sciences Corporation (the “Company”) as of April 3, 2015 and March 28, 2014, and the related combined statements of operations, comprehensive income, changes in parent equity and cash flows for each of the three fiscal years in the period ended April 3, 2015. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Computer Sciences GS Business of Computer Sciences Corporation as of April 3, 2015 and March 28, 2014, and the results of its operations and its cash flows for each of the three fiscal years in the period ended April 3, 2015, in conformity with accounting principles generally accepted in the United States of America.
As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of Computer Sciences Corporation. The combined financial statements include an allocation of expenses related to certain corporate functions of Computer Sciences Corporation. These may not be indicative of the actual expenses that would have been incurred had the Company operated as an independent, standalone entity.

/s/ DELOITTE & TOUCHE LLP
McLean, Virginia
July 10, 2015

Computer Sciences GS Business
Combined Balance Sheets

	As of
(Dollars in thousands)	April 3, 2015	March 28, 2014
Current assets
Cash and cash equivalents	$4,979	$3,979
Receivables, net of allowance for doubtful accounts of $14,733 (fiscal 2015) and $16,099 (fiscal 2014)	696,727	704,906
Prepaid expenses and other current assets	92,665	87,919
Total current assets	794,371	796,804

Intangible and other assets
Goodwill	802,582	758,079
Customer-related and other intangible assets, net of accumulated amortization of $150,295 (fiscal 2015) and $143,149 (fiscal 2014)	33,405	41,116
Software, net of accumulated amortization of $75,544 (fiscal 2015) and $67,745 (fiscal 2014)	35,261	44,682
Other assets	58,931	84,024
Total intangible and other assets	930,179	927,901

Property and equipment, net of accumulated depreciation of $696,796 (fiscal 2015) and $651,965 (fiscal 2014)	436,732	491,662
Total assets	$2,161,282	$2,216,367

Current liabilities
Accounts payable	$130,551	$99,304
Accrued payroll and related costs	109,539	170,895
Accrued expenses and other current liabilities	440,606	357,862
Current capital lease liability	21,351	30,170
Deferred income tax liabilities	89,608	60,556
Total current liabilities	791,655	718,787

Noncurrent capital lease liability	129,933	139,348
Noncurrent deferred income tax liabilities	63,689	93,305
Other long-term liabilities	80,957	106,042
Parent equity
Net Parent investment	1,067,492	1,128,752
Accumulated other comprehensive loss	(405)	(743)
Noncontrolling interests	27,961	30,876
Total Parent equity	1,095,048	1,158,885
Total liabilities and Parent equity	$2,161,282	$2,216,367

See accompanying notes to Combined Financial Statements

Computer Sciences GS Business
Combined Statements of Operations

	Twelve Months Ended
(Dollars in thousands)	April 3, 2015	March 28, 2014	March 29, 2013

Revenue	$4,061,914	$4,094,374	$4,661,221
Related party revenue	7,832	8,262	14,480
Total revenue	4,069,746	4,102,636	4,675,701

Cost of services	3,274,469	3,339,088	3,851,136
Related party cost of services	7,832	8,262	14,480
Total cost of services (excludes depreciation and amortization)	3,282,301	3,347,350	3,865,616
Selling, general and administrative expenses	194,207	188,105	200,926
Depreciation and amortization	137,058	144,742	158,627
Interest expense, net	21,864	20,296	18,176
Other expense, net	5,608	1,867	1,133
Total costs and expenses	3,641,038	3,702,360	4,244,478

Income from continuing operations before taxes	428,708	400,276	431,223
Taxes on income	160,996	146,558	161,832
Income from continuing operations	267,712	253,718	269,391
(Loss) income from discontinued operations, net of taxes	(1,877)	64,600	30,051
Net income	265,835	318,318	299,442
Less: noncontrolling interests	14,078	21,936	18,741
Net income attributable to Parent	$251,757	$296,382	$280,701

See accompanying notes to Combined Financial Statements

Computer Sciences GS Business
Combined Statements of Comprehensive Income

	Twelve Months Ended
(Dollars in thousands)	April 3, 2015	March 28, 2014	March 29, 2013

Net income	$265,835	$318,318	$299,442

Other comprehensive income (loss), net of taxes
Prior service credit, net of tax expense of ($2,161) in fiscal 2015	3,400	—	—
Amortization of prior service (credit) cost, net of tax benefit of $881, $0, and $1 in fiscal 2015, 2014, and 2013	(1,386)	33	28
Amortization of transition asset, net of tax benefit of $1 in fiscal 2013	—	—	177
Foreign currency translation adjustment, net of tax expense of $0, ($398), and ($16), in fiscal 2015, 2014, and 2013	(1,669)	(255)	77
Other comprehensive income (loss), net of taxes	345	(222)	282

Comprehensive income	266,180	318,096	299,724
Less: comprehensive income attributable to noncontrolling interest, net of taxes	14,085	21,943	18,818
Comprehensive income attributable to Parent	$252,095	$296,153	$280,906

See accompanying notes to Combined Financial Statements

Computer Sciences GS Business
Combined Statements of Changes in Parent Equity

(Dollars in thousands)	Net Parent Investment	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Parent Equity
Balance at March 30, 2012	$1,485,559	$(703)	$25,581	$1,510,437
Net income	280,701	—	18,741	299,442
Pension and other postretirement plans, net of tax	—	128	77	205
Foreign exchange translation, net of tax	—	77	—	77
Net transfers to Parent	(382,428)	—	(19,275)	(401,703)
Balance at March 29, 2013	$1,383,832	$(498)	$25,124	$1,408,458
Net income	296,382	—	21,936	318,318
Pension and other postretirement plans, net of tax	—	26	7	33
Transfers to multi-employer plan	—	(16)	—	(16)
Foreign exchange translation, net of tax	—	(255)	—	(255)
Adjustments from business disposition	—	—	9,290	9,290
Net transfers to Parent	(551,462)	—	(25,481)	(576,943)
Balance at March 28, 2014	$1,128,752	$(743)	$30,876	$1,158,885
Net income	251,757	—	14,078	265,835
Pension and other postretirement plans, net of tax	—	2,007	7	2,014
Foreign exchange translation, net of tax	—	(1,669)	—	(1,669)
Net transfers to Parent	(313,017)	—	(17,000)	(330,017)
Balance at April 3, 2015	$1,067,492	$(405)	$27,961	$1,095,048

See accompanying notes to Combined Financial Statements

Computer Sciences GS Business
Combined Statements of Cash Flows

(Dollars in thousands)	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Cash flows from operating activities:
Net income	$265,835	$318,318	$299,442
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	137,058	144,742	158,627
Pension and OPEB actuarial & settlement losses (gains)	8,359	(38,475)	1,005
Stock-based compensation	17,618	17,669	10,194
Deferred income taxes	(2,615)	10,290	20,477
Loss/(gains) on dispositions	3,521	(52,309)	5,986
Provision for (gain) losses on accounts receivable	(265)	4,057	3,793
Amortization of above market contract intangibles	9,706	10,780	10,902
Changes in assets and liabilities, net of acquisitions and dispositions:
Decrease in receivables	7,996	121,742	157,651
Decrease (increase) in prepaid and other assets	42,674	(44,385)	23,187
Increase (decrease) in payables and accrued expenses	25,165	44,600	(155,168)
(Decrease) increase in deferred revenues	(22,099)	38,478	25,565
Other operating activities, net	(6,015)	2,305	1,393
Cash provided by operating activities	486,938	577,812	563,054

Cash flows from investing activities
Purchases of property and equipment	(70,183)	(79,775)	(72,828)
Software purchased and developed	(7,720)	(17,038)	(14,190)
Payments for acquisitions, net of cash acquired	(49,370)	—	(33,798)
Proceeds from business dispositions	3,000	171,288	1,707
Proceeds from disposals of assets	7,624	549	3,746
Cash (used in) provided by investing activities	(116,649)	75,024	(115,363)

Cash flows from financing activities
Payments on lease liability	(28,902)	(43,832)	(48,118)
Net transfers to Parent	(340,387)	(615,237)	(405,465)
Cash used in financing activities	(369,289)	(659,069)	(453,583)

Net increase (decrease) in cash and cash equivalents	1,000	(6,233)	(5,892)
Cash and cash equivalents at beginning of period	3,979	10,212	16,104
Cash and cash equivalents at end of period	$4,979	$3,979	$10,212

Supplemental cash flow information:
Cash paid for taxes	$163,051	$146,192	$151,134
Cash paid for interest	$23,267	$17,583	$18,593
Capital expenditures in accounts payable and accrued expenses	$13,948	$6,444	$903
Capital expenditures through capital lease obligations	$9,760	$44,379	$19,147

See accompanying notes to Combined Financial Statements

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Note 1—Basis of presentation and summary of significant accounting policies

Overview

Description of the Business

On May 19, 2015, Computer Sciences Corporation (“CSC” or “Parent”) announced a plan to separate its North American Public Sector segment as described in CSC’s Annual Report on Form 10-K for the year ended April 3, 2015 (the “Computer Sciences GS Business”) from CSC. To effect the separation, CSC will first undertake a series of internal transactions, following which Computer Sciences Government Services Inc., CSC’s new wholly-owned subsidiary, will hold the Computer Sciences GS Business as well as certain other assets and liabilities allocated to it by CSC. The separation will be completed by way of a pro rata distribution of Computer Sciences Government Services Inc. shares held by CSC to CSC’s stockholders as of the record date. Completion of the separation will be subject to customary conditions, including final approval of CSC’s Board of Directors, the receipt of a written legal opinion from counsel stating that the pro rata distribution of the shares of Computer Sciences Government Services Inc. to CSC stockholders should qualify for tax-free treatment under Section 355 of the Internal Revenue Code of 1986, as amended, and the declaration of effectiveness by the United States (“U.S.”) Securities and Exchange Commission (“SEC”) of a Registration Statement on Form 10.

The Computer Sciences GS Business is one of the nation’s largest independent providers of information technology (“IT”) services to the U.S. federal government. The Computer Sciences GS Business delivers IT, mission, and operations-related services across the U.S. federal government to the Department of Defense (“DoD”), Intelligence Community and homeland security, civil and healthcare agencies, as well as to certain state and local government agencies through two segments: (1) Defense and Intelligence and (2) Civil.
Basis of Presentation and Principles of Combination
The Combined Financial Statements have been derived from the consolidated financial statements and accounting records of the Parent as if the Computer Services GS Business operated on a standalone basis during the periods presented and were prepared in accordance with U.S generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the SEC. Historically, the Computer Sciences GS Business consisted of the business of CSC’s North American Public Sector segment and did not operate as a separate, standalone entity. The Computer Sciences GS Business operated as part of CSC and its financial position and the related results of operations, cash flows and changes in parent equity have been reported in CSC’s consolidated financial statements.
The historical results of operations, financial position, and cash flows of the Computer Sciences GS Business presented in these Combined Financial Statements may not be indicative of what they would have been had the Computer Sciences GS Business actually been a separate standalone entity, nor are they necessarily indicative of the Computer Sciences GS Business’s future results of operations, financial position and cash flows.
The Combined Financial Statements and notes of the Computer Sciences GS Business include Computer Sciences Government Services Inc., its subsidiaries, and the joint ventures and partnerships over which the Computer Sciences GS Business has a controlling financial interest. The Computer Sciences GS Business uses the equity method to account for investments in business entities that it does not control if it is otherwise able to exert significant influence over the entities’ operating and financial policies. The Combined Financial Statements include certain assets and liabilities that are held by the Parent that are specifically identifiable or otherwise attributable to the Computer Sciences GS Business. All intercompany transactions and balances within Computer Sciences GS Business have been eliminated. The Parent's cash has not been assigned to the Computer Sciences GS Business for any of the periods presented because those cash balances are not directly attributable to it. The Computer Sciences GS Business reflects transfers of cash to and from Parent's cash management system as a component of Net Parent investment on the Combined Balance Sheets. The Parent's long-term debt has not been attributed to the Computer Sciences GS Business for any of the periods presented because the Parent's borrowings are neither directly

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

attributable to nor is the Computer Sciences GS Business the legal obligor of such borrowings. Transactions between the Computer Sciences GS Business and other businesses of CSC are reflected as related party transactions (Note 2).
The Combined Financial Statements include all revenues and costs directly attributable to the Computer Sciences GS Business and an allocation of expenses related to certain Parent corporate functions including, but not limited to, senior management, legal, human resources, finance, IT and other shared services. These expenses have been allocated to the Computer Sciences GS Business based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, square footage, number of transactions or other measures. The Computer Sciences GS Business considers these allocations to be a reasonable reflection of the utilization of services by, or benefit provided to it. However, the allocations may not be indicative of the actual expense that would have been incurred had the Computer Sciences GS Business operated as an independent, standalone entity for the periods presented.
The Parent maintains various benefit and stock-based compensation plans at a corporate level and other benefit plans at a subsidiary level. The employees of the Computer Sciences GS Business participate in those programs and a portion of the cost of those plans is included in the Combined Financial Statements. However, the Combined Balance Sheets do not include any net benefit plan obligations unless the benefit plan covers only the Computer Sciences GS Business's active, retired and other former employees or any expense related to stock based compensation plans. See Notes 14 and 16 to the Combined Financial Statements for a further description of the accounting for our benefit plans and stock-based compensation, respectively.
As more fully described in Note 13, current and deferred income taxes and related tax expense have been determined based on the standalone results of the Computer Sciences GS Business by applying Accounting Standards Codification 740, Income Taxes (“ASC 740”) to the Computer Sciences GS Business results of operations as if it were a separate taxpayer (i.e., following the separate return methodology).
The Computer Sciences GS Business reports its results based on a fiscal year convention that comprises four thirteen-week quarters. Every fifth year includes an additional week in the first quarter to prevent the fiscal year from moving from an approximate end of March date. As a result, the first quarter of fiscal 2015 was a fourteen-week quarter.
Certain supplemental cash flow information amounts disclosed on the Combined Statements of Cash Flows have been appropriately revised to indicate the amounts in thousands rather than millions.
Use of Estimates
GAAP requires management to make estimates and assumptions that affect certain amounts reported in the Combined Financial Statements and accompanying notes. These estimates are based on management’s best knowledge of historical experience, current events and on various other assumptions that management considers reasonable under the circumstances. Actual results could differ from those estimates. Amounts subject to significant judgment and estimates include, but are not limited to, costs to complete fixed-price contracts, cash flows used in the evaluation of impairment of goodwill and other long-lived intangible assets, certain deferred costs, collectability of receivables, reserves for tax benefits and valuation allowances on deferred tax assets, loss accruals for litigation, and inputs used for computing stock-based compensation and pension related liabilities.
Summary of significant accounting policies
Revenue Recognition
Substantially all of the Computer Sciences GS Business’s revenue is derived from contracts with departments and agencies of the U.S. federal government, as well as other state and local government agencies. The Computer Sciences GS Business generates its revenue from the following types of contractual arrangements: time and

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

materials contracts, firm-fixed-price contracts and cost-reimbursable-plus-fee contracts. The Computer Sciences GS Business also provides services to CSC, which are included in related party revenue.
Total revenues by customer type were:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
U.S. federal government	$3,720,275	$3,898,083	$4,431,785
State and local government	330,254	198,062	188,164
Other	19,217	6,491	55,752
Total revenue	$4,069,746	$4,102,636	$4,675,701
Revenue on time-and-materials contracts is recognized as hours are worked based on contractual billing rates as services are provided.
Revenue on firm-fixed-price contracts is primarily recognized using the percentage-of-completion method based on actual costs incurred relative to total estimated costs for the contract. These estimated costs are updated during the term of the contract and may result in revision by the Computer Sciences GS Business of recognized revenue and estimated costs in the period in which the changes in estimates are identified. Profits on firm-fixed-price contracts result from the difference between incurred costs used to calculate the percentage-of-completion and revenue earned.
The Computer Sciences GS Business’s income from continuing operations, before taxes and noncontrolling interests included the following adjustments due to changes in estimated profitability on firm-fixed-price contracts accounted for under the percentage-of-completion method:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Gross favorable	$98,000	$109,000	$103,000
Gross unfavorable	(21,000)	(23,000)	(44,000)
Total net adjustments, before taxes and noncontrolling interests	$77,000	$86,000	$59,000
Revenue on cost-reimbursable-plus-fee contracts is recognized as services are performed, generally based on the allowable costs incurred during the period plus any recognizable earned fee. The Computer Sciences GS Business considers fixed fees under cost-reimbursable-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For cost-reimbursable-plus-fee contracts that include performance-based fee incentives, which are principally award fee arrangements, the Computer Sciences GS Business recognizes income when such fees are probable and estimable. Estimates of the total fee to be earned are made based on contract provisions, prior experience with similar contracts or customers, and management’s evaluation of the performance on such contracts. Contract costs, including indirect expenses, are subject to audit by the Defense Contract Audit Agency (“DCAA”) and, accordingly, are subject to possible cost disallowances. Executive compensation that the Computer Sciences GS Business determines to be allowable for cost reimbursement based on management’s estimates is recognized as revenue, net of reserves. Management’s estimates in this regard are based on a number of factors that may change over time, including executive compensation survey data, the Computer Sciences GS Business’s and other government contractors’ experiences with the DCAA audit practices in this industry and relevant decisions of courts and boards of contract appeals.
Contract accounting requires significant judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Computer Sciences GS Business’s contracts, developing total revenue and cost at completion estimates requires the use of significant judgment. Contract costs include direct labor and billable expenses, an allocation of allowable

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

indirect costs, and warranty obligations. Billable expenses are comprised of subcontracting costs and other “out-of-pocket” costs that often include, but are not limited to, travel-related costs and telecommunications charges. The Computer Sciences GS Business recognizes revenue and billable expenses from these transactions on a gross basis because it is the primary obligor on contracts with customers. The contracts that required estimates-at-completion (“EACs”) using the percentage-of-completion method were approximately 42.3%, 49.3% and 42.7% of the Computer Sciences GS Business’s revenues for twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively.
Certain contracts that require EACs using the percentage-of-completion method accounted are regularly reviewed by the Computer Sciences GS Business regarding project profitability and underlying estimates. The Computer Sciences GS Business prepares EACs for its contracts that include an estimated contract operating margin based initially on estimated contract sales and cost. Revisions to EACs are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Since contract costs are typically incurred over a period of several years, estimation of these costs requires the use of judgment. Factors considered in estimating the cost of the work to be completed include: the availability, productivity and cost of labor, the nature and complexity of work to be performed, the effect of change orders, availability and cost of materials, the effect of any delays in performance, and the level of indirect cost allocations. Provisions for estimated losses at completion, if any, are recognized in the period in which the loss becomes evident. The provision includes estimated costs in excess of estimated revenue and any profit margin previously recognized. Amounts billed and collected but not yet earned as revenues under certain types of contracts are deferred. Contract costs incurred for U.S. federal government contracts, including indirect costs, are subject to audit and adjustment through negotiations between the Computer Sciences GS Business and government representatives. Further, as contracts are performed, change orders can be a regular occurrence and may be unpriced until negotiated with the customer. Unpriced change orders are included in estimated contract sales when they are probable of recovery in an amount at least equal to the cost. Amounts representing claims (including change orders unapproved as to both scope and price) and requests for equitable adjustment are included in estimated contract revenues when they are reliably estimable and realization is probable.
The Computer Sciences GS Business’s U.S. federal government contracts generally contain Federal Acquisition Regulation (“FAR”) provisions that enable the customer to terminate a contract for default, or for the convenience of the government. If a contract is terminated for default, the Computer Sciences GS Business may not be entitled to recover any of its costs on partially completed work and may be liable to the government for re-procurement costs of acquiring similar products or services from another contractor and for certain other damages. Termination of a contract for the convenience of the government may occur when the government concludes it is in the best interests of the government that the contract be terminated. Under a termination for convenience, the contractor is typically entitled to be paid in accordance with the contract’s terms for costs incurred prior to the effective date of termination, plus a reasonable profit and settlement expenses. As of April 3, 2015, March 28, 2014 and March 29, 2013, the Computer Sciences GS Business did not have any contract terminations in process that would have a material effect on the combined financial position, results of operations or cash flows.
The Computer Sciences GS Business enters into development of highly-customized software and may include post-contract customer support and other software-related services.  These arrangements are accounted for under contract accounting, and vendor-specific objective evidence (“VSOE”) of fair value is required to allocate and recognize revenue for each element.  VSOE of fair value is determined based on the price charged where each deliverable is sold separately. In situations where VSOE of fair value exists for all undelivered elements, but not a delivered element (typically the software), the residual method is used to allocate revenue to the undelivered elements equal to their VSOE value with the remainder allocated to the delivered element.  When VSOE is available for the undelivered elements, software revenue is recognized as the related software customization services are performed in accordance with the percentage-of-completion method described above.  In those arrangements where VSOE of fair value does not exist for the undelivered elements, revenue is deferred until only one undelivered element remains and then is recognized ratably as the final element is delivered, beginning with substantial completion and delivery of the highly-customized software.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Except as described above, all other revenues are recognized when persuasive evidence of an arrangement exists, services or products have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured.
Depreciation and Amortization
The Computer Sciences GS Business’s depreciation and amortization policies are as follows:

Useful Life (in years)
Property and equipment:
Buildings	Up to 40
Computers and related equipment	3 to 5
Furniture and other equipment	5 to 10
Leasehold improvements	Shorter of lease term or useful life
Other leased assets	Greater of lease term or useful life
Intangibles:
Internal use software	2 to 7
External use software	2 to 7
Customer related intangibles	Expected customer service life
Other intangible assets	3 to 8
The cost of property and equipment is depreciated using predominately the straight-line method. Depreciation commences when the specific asset is complete, installed and ready for normal use.
Acquired contract-related and customer-related intangible assets are amortized in proportion to estimated undiscounted cash flows over the estimated life of the asset or on a straight-line basis if cash flows cannot be reliably estimated.
The Computer Sciences GS Business capitalizes costs incurred to develop commercial software products to be sold, leased or otherwise marketed after establishing technological feasibility until such time that the software products are available for general release to customers. Costs incurred to establish technological feasibility are expensed as incurred. Enhancements to software products are capitalized where such enhancements extend the life or significantly expand the marketability of the products. Amortization of capitalized software development costs is determined separately for each software product. Annual amortization expense is calculated based on the greater of the ratio of current gross revenues for each product to the total of current and anticipated future gross revenues for the product or the straight-line amortization method over the estimated economic life of the product.
Unamortized capitalized software costs associated with commercial software products are regularly evaluated for impairment on a product-by-product basis by a comparison of the unamortized balance to the product’s net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the related estimated future costs. When the unamortized balance exceeds the net realizable value, the unamortized balance is written down to the net realizable value and an impairment charge is recorded.
The Computer Sciences GS Business capitalizes costs incurred to develop internal-use computer software during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal and external costs incurred in connection with development of upgrades or enhancements that result in additional functionality are also capitalized. Capitalized costs associated with internal-use software are amortized on a straight-line basis over the estimated useful life of the software. Purchased software is capitalized and amortized over the estimated useful life of the software. Internal-use software assets are

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

evaluated for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
Pension and Other Benefit Plans
The employees of the Computer Sciences GS Business are participants in various pension and postretirement benefit plans. For purposes of these standalone Combined Financial Statements, the plans are classified as one of two types: multi-employer or single employer.
Multi-employer plans are sponsored by the Parent and the related assets and liabilities are retained by the Parent. CSC manages these pension and postretirement benefit plans on an aggregated basis and liability information related to the Computer Sciences GS Business are included with those related to other CSC businesses. Accordingly, the assets and liabilities related to these plans are not recorded in the Combined Financial Statements of the Computer Sciences GS Business. These Combined Financial Statements present only the service cost as the net periodic pension cost for these multiemployer plans.
Single employer plans are those plans that benefit only the employees of the Computer Sciences GS Business, thus the related assets and liabilities of the plans are not aggregated with those related to other CSC businesses and are recorded in the Combined Financial Statements of the Computer Sciences GS Business. For these single employer plans, the Computer Sciences GS Business recognizes net actuarial gains and losses and the changes in fair value of plan assets in earnings at the time of plan remeasurement, annually during the fourth quarter of each year, or if there is an interim remeasurement event, as a component of net periodic benefit or cost.
The Computer Sciences GS Business utilizes actuarial methods to measure the benefit obligations and net periodic cost or income for its pension and other postretirement benefit plans. Inherent in the application of these actuarial methods are key assumptions, including, but not limited to, discount rates, expected long-term rates of return on plan assets, mortality rates, rates of compensation increases, and medical cost trend rates. The Computer Sciences GS Business evaluates these assumptions annually and updates assumptions as necessary. The fair value of pension assets is determined based on the prevailing market prices or estimated fair value of investments when quoted prices are not available.
Stock-Based Compensation
The Parent provides stock-based compensation to certain of the Computer Sciences GS Business’s employees. All stock-based awards, which include stock options and restricted stock units (“RSUs”), are classified as equity instruments by the Parent. For awards settled in the Parent’s shares, the Computer Sciences GS Business recognizes compensation expense based on each award’s grant-date fair value, net of estimated forfeitures. The cost of stock-based compensation is equal to the fair value of the awards issued and is recognized over the periods the employee services are rendered.
Acquisition Accounting and Goodwill
When the Computer Sciences GS Business acquires a controlling financial interest through a business combination, the Computer Sciences GS Business uses the acquisition method of accounting to allocate the purchase consideration to the assets acquired and liabilities assumed, which are recorded at fair value. Any excess of purchase consideration over the fair value of the assets acquired and liabilities assumed is recognized as goodwill.
For contingent consideration recorded as a liability, the Computer Sciences GS Business initially measures the amount at fair value as of the acquisition date and adjusts the liability, if needed, to fair value each reporting period. Changes in the fair value of contingent consideration, other than measurement period adjustments, are recognized as operating income or expense.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Acquisition-related costs are recognized separately from the business combination and are expensed as incurred. The results of operations of acquired businesses are included in the Combined Financial Statements from the acquisition date.
The Computer Sciences GS Business tests goodwill for impairment on an annual basis, as of the first day of the second fiscal quarter, and between annual tests if circumstances change, or if an event occurs, that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A significant amount of judgment is involved in determining whether an event indicating impairment has occurred between annual testing dates. Such indicators include the loss of significant business, significant reductions in federal government appropriations or other significant adverse changes in industry or market conditions.
The goodwill impairment test initially involves the assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Computer Sciences GS Business determines that it is not more likely than not, then the subsequent two-step process is not required. However, the Computer Sciences GS Business has the option to bypass this initial qualitative assessment for its annual test and proceed directly to step one of the two-step process for one or more of its reporting units. If the Computer Sciences GS Business determines that it is more likely than not that a reporting unit’s carrying value exceeds its fair value, then it proceeds with the subsequent two-step goodwill impairment testing process. The first step is to compare each reporting unit’s fair value to its carrying value. If the reporting unit’s fair value exceeds its carrying value, no further procedures are required and no impairment is recorded. However, if a reporting unit’s fair value is less than its carrying value, an impairment of goodwill may exist, requiring a second step to measure the amount of any impairment loss. In the second step, the reporting unit’s fair value is allocated to all of the assets and liabilities of the reporting unit including any unrecognized intangible assets, for the sole purpose of calculating the implied fair value of goodwill—as if applying the acquisition method of accounting described above to the reporting unit’s assets and liabilities. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded in operations for the difference.
When the Computer Sciences GS Business performs step one of the two-step test for a reporting unit, it estimates the fair value of the reporting unit using both the income approach and the market approach. The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal values for each reporting unit are discounted to a present value using a discount rate. Cash flow projections are based on management’s estimates of economic and market conditions, which drive key assumptions of revenue growth rates, operating income, capital expenditures, and working capital requirements. The discount rate in turn is based on the specific risk characteristics of each reporting unit, the weighted-average cost of capital and its underlying forecasts. The market approach estimates fair value by applying performance-metric multiples to the reporting unit’s prior and expected operating performance. The multiples are derived from comparable publicly-traded companies that have operating and investment characteristics similar to those of the reporting unit. If the fair value of the reporting unit derived using one approach is significantly different from the fair value estimate using the other approach, the Computer Sciences GS Business re-evaluates its assumptions used in the two models. The fair values determined by the market approach and income approach, as described above, are weighted to determine the fair value for each reporting unit. The weighted values assigned to each reporting unit are driven by two primary factors: (1) the number of comparable publicly-traded companies used in the market approach, and (2) the similarity of the operating and investment characteristics of the reporting units to the comparable publicly-traded companies used in the market approach.
Fair Value
The Computer Sciences GS Business uses the fair value measurement guidance to value certain of its assets and liabilities. Under this guidance, assets and liabilities are required to be valued based on assumptions used by a market participant, consistent with the following hierarchy of inputs:
Level 1— Quoted prices (unadjusted) for identical assets or liabilities in an active market.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Level 2— Inputs, other than quoted prices that are observable, either directly or indirectly, for similar assets or liabilities.
Level 3— Unobservable inputs that reflect the Computer Sciences GS Business’s own assumptions which market participants would use in pricing the asset or liability.
Pension assets are the only assets of the Computer Sciences GS Business which are valued on a recurring basis using the fair value measurement guidance. These assets are valued using model-based pricing methods that use observable market data which are considered Level 2 inputs. There were no significant assets or liabilities measured at fair value on a recurring basis using unobservable (Level 3) inputs.
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These include assets and liabilities acquired in a business combination, equity-method investments and long-lived assets, which would be recognized at fair value if deemed to be impaired or if reclassified as assets held for sale. The fair value in these instances would be determined using Level 3 inputs.
Receivables
Receivables consist of amounts billed and currently due from customers, as well as amounts currently due but unbilled. Unbilled receivables include: (1) amounts to be billed in following month in the ordinary course of business; (2) contracts measured under the percentage-of-completion method of accounting; and (3) amounts retained by the customer until the completion of a specified contract, completion of government audit activities or until negotiation of contract modification or claims.
Allowances for uncollectible billed and unbilled receivables are estimated based on a combination of write-off history, aging analysis and any specific and known collectability issues.
Impairment of Long-Lived Assets
The Computer Sciences GS Business evaluates the carrying value of long-lived assets expected to be held and used when events and/or circumstances indicate a potential impairment. The carrying value of a long-lived asset group are considered to be impaired when the anticipated undiscounted cash flows from such asset group are separately identifiable and are less than the group’s carrying value. In that case, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset group. Fair value is determined primarily using the present value of expected cash flows based on multiple scenarios that reflect a range of possible outcomes. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.
Income Taxes
Income taxes as presented herein attribute current and deferred income taxes of the Parent to the Computer Sciences GS Business’s standalone Combined Financial Statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by ASC 740. Accordingly, the Computer Sciences GS Business’s income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the standalone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a standalone enterprise. As a result, actual tax transactions included in the consolidated financial statements of the Parent may not be included in the separate Combined Financial Statements of the Computer Sciences GS Business. Similarly, the tax treatment of certain items reflected in the separate Combined Financial Statements of the Computer Sciences GS Business may not be reflected in the consolidated financial statements and tax returns of the Parent; therefore, such items as net operating losses, credit carryforwards, and valuation allowances may exist in the standalone financial statements that may or may not exist in the Parent’s consolidated financial statements.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

The breadth of the Computer Sciences GS Business’s operations and the complexity of tax regulations require assessments of uncertainties and judgments in estimating taxes that the Computer Sciences GS Business would have paid if it had been a separate taxpayer. The final taxes that would have been paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal and state tax audits in the normal course of business.
The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Computer Sciences GS Business’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Computer Sciences GS Business recognizes interest accrued related to uncertain tax positions and penalties as a component of income tax expense.
In general, the taxable income of the Computer Sciences GS Business entities was included in Parent’s consolidated tax returns, where applicable in jurisdictions around the world. As such, separate income tax returns were not prepared for many the Computer Sciences GS Business entities. Consequently, income taxes currently payable are deemed to have been settled with the Parent in the current period.
The Computer Sciences GS Business recognizes uncertain tax positions in the Combined Financial Statements when it is more likely than not that the tax position will be sustained upon examination. Uncertain tax positions are measured based on the probabilities that the uncertain tax position will be realized upon final settlement (Note 13).
Cash and Cash Equivalents
The Computer Sciences GS Business considers investments with an original maturity of three months or less to be cash equivalents.
CSC uses a centralized approach for managing cash and financing operations. A substantial portion of the Computer Sciences GS Business’s cash accounts is available for use and are regularly “swept” by the Parent at its discretion. Transfers of cash between the Computer Sciences GS Business and CSC are included within Net transfers to Parent on the Combined Statements of Changes in Parent Equity and on the Combined Statements of Cash Flows. The main components of the Net transfers to Parent are cash pooling and various cost allocations from the Parent.
Net Parent Investment
Net Parent Investment in the Combined Balance Sheets represents the Parent’s historical investment in the Computer Sciences GS Business, and includes accumulated net income and the net effect of transactions with, and cost allocations from, the Parent. Note 2 provides additional information regarding the allocation to the Computer Sciences GS Business of expenses incurred by the Parent.
New Accounting Standards
During the twelve months ended April 3, 2015, the Computer Sciences GS Business adopted the following Accounting Standard Update (“ASU”):
In April 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-04, “Compensation—Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Plan Obligation and Plan Assets.” The objective of ASU 2015-04 is to provide a practical expedient that permits an entity with a fiscal year end that does not coincide with a month end to measure defined benefit plan

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

assets and obligations using the month end that is closest to the fiscal year end. Effective April 3, 2015, the Computer Sciences GS Business early adopted the ASU for each of its defined benefit plans and determined that it did not have a material effect on the Computer Sciences GS Business’s Combined Financial Statements.
In February 2013, the FASB issued ASU No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (ASU 2013-04). ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in ASU 2013-04 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Effective March 29, 2014, the Computer Sciences GS Business adopted the amendments in ASU 2013-04 and determined that they did not have a material effect on the Computer Sciences GS Business’s Combined Financial Statements.
Standards Issued But Not Yet Effective
In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition” and some cost guidance included in ASC Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts.” The core principle of ASU 2014-09 is that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Computer Sciences GS Business expects to be entitled in exchange for those goods or services. ASU 2014-09 requires the disclosure of sufficient information to enable users of the Computer Sciences GS Business’s financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Computer Sciences GS Business will also be required to disclose information regarding significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. Early adoption is not allowed. ASU 2014-09 provides two methods of retrospective application. The first method would require the Computer Sciences GS Business to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Computer Sciences GS Business to retrospectively apply with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. The Computer Sciences GS Business expects that ASU 2014-09 will be effective for the Computer Sciences GS Business beginning in fiscal 2019 as a result of an amendment approved by the FASB in July 2015 that permits a one-year delay of the original effective date. The Computer Sciences GS Business is currently evaluating the impact that the adoption of ASU 2014-09 may have on the Computer Sciences GS Business’s Combined Financial Statements.
In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (ASU 2014-08), which changes the requirements for reporting discontinued operations in Subtopic 205-20 “Presentation of Financial Statements—Discontinued Operations.” ASU 2014-08 changes the definition of discontinued operations by limiting discontinued operations reporting to disposals that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. Under current GAAP, many disposals, some of which may be routine in nature and not representative of a substantive change in an entity’s strategy, are reported in discontinued operations. ASU 2014-08 requires expanded disclosures for discontinued operations designed to provide users of financial statements with more information about the assets, liabilities, revenues, expenses and cash flows related to discontinued operations. ASU 2014-08 also requires an entity to disclose the pretax profit or loss of an individually significant component of an entity that does not qualify for discontinued operations reporting. The amendments in ASU 2014-08 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014, which for the Computer Sciences GS Business is beginning of fiscal 2016. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Computer Sciences GS Business believes that the adoption of ASU 2014-08 will not have a material effect on the Computer Sciences GS Business’s Combined Financial Statements.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Other accounting standards updates effective after April 3, 2015 are not expected to have a material effect on the Computer Sciences GS Business’s Combined Financial Statements.
Note 2—Related party transactions and corporate allocations
Corporate allocations
The Statements of Operations, Statements of Comprehensive Income and Statements of Cash Flows include an allocation of general corporate expenses from the Parent. The financial information in these Combined Financial Statements does not necessarily include all the expenses that would have been incurred or held by the Computer Sciences GS Business had it been a separate, standalone entity. It is not practicable to estimate actual costs that would have been incurred had Computer Sciences GS Business been a standalone company during the periods presented. The management of the Computer Sciences GS Business considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, it. The allocation methods include relative headcount, actual services rendered and relative space utilization. Allocations for management costs and corporate support services provided to the Computer Sciences GS Business totaled $212,388, $264,426 and $275,036 for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively. These amounts include costs for corporate functions including, but not limited to, senior management, legal, human resources, finance, IT and other shared services.
Net Transfers to Parent
A reconciliation of Net transfers to Parent in the Combined Statements of Changes in Parent Equity to the corresponding amount presented on the Combined Statements of Cash Flows for all periods presented is as follows:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Net transfers to Parent per Combined Statements of Changes in Parent Equity	$330,017	$576,943	$401,703
Stock-based compensation	17,618	17,669	10,194
Net transfers of property, plant and equipment to Parent	(2,319)	(11,603)	(7,267)
Net transfers of internally developed and purchased software from (to) Parent	(2,878)	(91)	2,571
Net transfer of goodwill from Parent	—	35,829	—
Deferred tax	(2,051)	(3,510)	(1,736)
Total Net transfers to Parent per Combined Statements of Cash Flows	$340,387	$615,237	$405,465

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Note 3—Acquisitions
Fiscal 2015
During the fourth quarter of fiscal 2015, the Computer Sciences GS Business acquired Autonomic Resources for $14,000 in an all-cash transaction. Autonomic Resources, a cloud computing infrastructure provider, was acquired by the Computer Sciences GS Business to expand cloud offerings in the federal and other government markets. This acquisition will help grow the Computer Sciences GS Business presence as a provider of infrastructure-as-a-service, platform-as-a-service, and software-as-a-service cloud offerings to government agencies. The preliminary purchase price was allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition, as follows: $1,314 to assets, $1,132 to liabilities, and $13,818 to goodwill. All of the acquired goodwill is tax deductible. The acquisition of Autonomic Resources is reported in the Civil segment.
During the second quarter of fiscal 2015, the Computer Sciences GS Business acquired Tenacity Solutions for $35,514 in an all-cash transaction. The Computer Sciences GS Business acquired this entity primarily to enhance its cyber security, systems engineering and software development service offerings in the federal intelligence sector. The preliminary purchase price was allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition, as follows: $3,876 to assets, $9,400 to an intangible asset other than goodwill, $8,447 to current liabilities and $30,685 to goodwill. The intangible asset, which is associated with customer relationships and government programs, will be amortized over 15 years. All of the acquired goodwill is tax deductible. The acquisition of Tenacity is reported in the Defense and Intelligence segment.
Fiscal 2013
In the second quarter of fiscal 2013, the Computer Sciences GS Business acquired 42Six Solutions for $35,000 in an all-cash transaction. The entity was acquired to enhance the Computer Sciences GS Business’s capabilities in big data processing and analytics. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values at the acquisition date: $4,510 to assets, $7,700 to acquired intangible assets, $2,062 to liabilities and $24,852 to goodwill. All of the acquired goodwill is tax deductible. As of the acquisition date, the fair value of trade receivables approximated book value and was considered fully recoverable. The acquisition of 42Six is reported in the Defense and Intelligence segment.
The pro forma financial information for these acquisitions are not presented because the effects of these acquisitions were not material to the Computer Sciences GS Business’s combined results.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Note 4—Divestitures
In the second quarter fiscal 2014, the Computer Sciences GS Business completed the sale of a portion of the Applied Technology Division (“ATD”), which represents the Computer Sciences GS Business’s portion of its base operations, aviation and ranges services business unit, to a strategic investor for cash consideration of $177,984 plus a net working capital adjustment receivable of $6,212. The ATD divestiture resulted in a pre-tax gain of $55,148, representing the excess of the sale price over the carrying value of the net assets of the divested business, less transaction costs of $5,474. The divestiture met the criteria for and is presented as discontinued operations in the Combined Statements of Operations.
Following is the summary of the results of the discontinued operations:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Operations
Revenues	$—	$200,516	$729,313

(Loss) income from discontinued operations, before taxes	(1,527)	19,376	39,830
Tax benefit (expense)	560	(9,147)	(9,779)
Net (loss) income from discontinued operations	$(967)	$10,229	$30,051

Disposal
(Loss) gain on disposition	$(910)	$55,148	$—
Tax expense	—	(777)	—
(Loss) gain on disposition, net of taxes	(910)	54,371	—

(Loss) income from discontinued operations, net of taxes	$(1,877)	$64,600	$30,051

The tax expense on the gain on sale of ATD was minimal due to the differences between the book and tax basis of assets sold.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Note 5—Receivables
Receivables consist of the following:

	As of
	April 3, 2015	March 28, 2014
Billed trade accounts receivable	$210,471	$233,698
Unbilled recoverable amounts under contracts in progress	496,230	475,944
Other receivables	4,759	11,363
Total accounts receivable	711,460	721,005

Allowances for doubtful accounts	(14,733)	(16,099)

Total receivables, net	$696,727	$704,906
Unbilled recoverable amounts under contracts in progress generally become billable upon achievement of project milestones, completion of specified contracts, negotiation of contract modifications, completion of government audit activities, or upon acceptance by the customer. Unbilled recoverable amounts under contracts in progress expected to be collected after fiscal 2016, totaled $12,222.
Changes to the allowance for doubtful accounts for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 are as follows:

	Twelve months ended
	April 3, 2015	March 28, 2014	March 29, 2013
Beginning balance	$16,099	$13,573	$11,524
(Reversal of) provision for doubtful accounts	(265)	3,859	3,793
Provision for doubtful accounts in discontinued operations	—	198	—
Write-offs	(1,101)	(1,531)	(1,744)
Ending balance	$14,733	$16,099	$13,573

Note 6—Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of the following:

	As of
	April 3, 2015	March 28, 2014
Deferred contract costs	$55,110	$42,004
Maintenance	27,842	32,689
Rent	5,267	5,633
Other	4,446	7,593
Total prepaid expenses and other current assets	$92,665	$87,919

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Note 7—Property and equipment
Property and equipment consists of the following:

	As of
	April 3, 2015	March 28, 2014
Property and equipment—gross:
Land, buildings and leasehold improvements	$131,885	$140,545
Computers and related equipment	468,890	462,490
Furniture and other equipment	512,875	516,580
Construction in progress	19,878	24,012
	1,133,528	1,143,627
Less: accumulated depreciation	(696,796)	(651,965)
Property and equipment, net	$436,732	$491,662
Depreciation expense for the twelve months ended April 3, 2015, March 28, 2014, and March 29, 2013 was $113,742, $120,394, and $128,371, respectively.

Note 8—Goodwill
The following tables summarize the changes in the carrying amount of goodwill, by segment, as of April 3, 2015 and March 28, 2014.

	Defense and Intelligence	Civil	Total
Balance as of March 29, 2013	$512,098	$281,767	$793,865
Divestitures	(71,615)	—	(71,615)
Additions	20,229	15,600	35,829
Balance as of March 28, 2014	$460,712	$297,367	$758,079
Additions	30,685	13,818	44,503
Balance as of April 3, 2015	$491,397	$311,185	$802,582
The reduction of goodwill of $71,615 in Defense and Intelligence relates to the divestiture of a portion of ATD during the second quarter of fiscal 2014 (Note 4).
CSC allocated $35,829 of goodwill to the Computer Sciences GS Business associated with CSC’s third quarter fiscal 2014 acquisition of a privately-held cloud services management company based on a relative fair value approach.
Fiscal 2015 additions to goodwill of $44,503 relate to the acquisition by the Defense and Intelligence segment of Tenacity Solutions and the acquisition of Automatic Resources by the Civil segment (Note 3).
There were no accumulated impairment losses as of April 3, 2015, March 28, 2014 and March 29, 2013.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Goodwill Impairment Analysis
As described in Note 1, the Computer Sciences GS Business tests goodwill for impairment on an annual basis, as of the first day of the second fiscal quarter, and between annual tests if an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
In connection with the fiscal 2015, 2014 and 2013 annual impairment assessments, the Computer Sciences GS Business chose to bypass the initial qualitative assessment and proceeded directly to the first step of the impairment test for all reporting units and concluded that no impairment had occurred. The fair values of all the reporting units of the Computer Sciences GS Business were significantly in excess of their carrying values.
There were no events or changes in the circumstances during the interim periods that would more likely than not reduce the fair value of any of its reporting units below its carrying amounts in fiscal 2015 or fiscal 2013.
In fiscal 2014, due to the divestiture of a portion of ATD (Note 4), a reporting unit at that time, which caused $71,615 of allocated ATD goodwill to be disposed of as part of the business, the Computer Sciences GS Business assessed the remaining goodwill related to the reporting unit for potential impairment. The Computer Sciences GS Business performed the first step of the two-step goodwill impairment test and concluded that the remaining goodwill related to the reporting units, after allocation of goodwill to the divested business, was not impaired. The fair value of the remaining reporting units significantly exceeded its carrying value and the second step of the goodwill impairment test was not required. After the divestiture of a portion of ATD, the ATD reporting unit no longer qualified as a reporting unit and was aggregated with the other components of the Defense and Intelligence segment.
Note 9—Intangible assets
A summary of amortizing intangible assets is as follows:

	As of
	April 3, 2015
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer-related intangibles	$130,150	$(110,449)	$19,701
Other intangible assets	53,550	(39,846)	13,704
Software	110,805	(75,544)	35,261
Total intangible assets	$294,505	$(225,839)	$68,666

	As of
	March 28, 2014
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer-related intangibles	$129,290	$(112,936)	$16,354
Other intangible assets	54,975	(30,213)	24,762
Software	112,427	(67,745)	44,682
Total intangible assets	$296,692	$(210,894)	$85,798
Amortization expense for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 was $33,022, $35,128 and $41,158, respectively, including amortization of contract-related intangible assets as a reduction to revenues of $9,706, $10,780 and $10,902 in each of the respective years. Estimated amortization related

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

to intangible assets as of April 3, 2015, for fiscal year 2016 through fiscal year 2020, is as follows: $28,465, $16,438, $8,830, $4,976 and $2,624, respectively.
Purchased and internally developed software (for both external and internal use), net of accumulated amortization, consisted of the following:

	As of
	April 3, 2015	March 28, 2014
Purchased software	$30,864	$35,302
Internally developed software for external use	2,950	7,639
Internally developed software for internal use	1,447	1,741
Total software	$35,261	$44,682
Amortization expense related to purchased software was $13,902, $12,470 and $15,421, for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively. Amortization expense related to internally developed software for external use was $1,678, $2,001, and $2,488, for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively. Amortization expense related to internally developed software for internal use was $294, $190 and $0, for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively.
Estimated amortization related to purchased and internally developed software, as of April 3, 2015, for fiscal year 2016 through fiscal year 2020, is as follows: $14,146, $10,740, $6,488, $2,928 and $959, respectively.

Note 10—Accrued payroll and related costs
Accrued payroll and related costs for the Computer Sciences GS Business consisted of the following:

	As of
	April 3, 2015	March 28, 2014
Accrued payroll	$21,785	$47,806
Accrued vacation	20,606	45,210
Deferred compensation	33,447	35,488
Accrued incentive compensation	19,111	24,563
Payroll taxes	8,196	9,839
Other	6,394	7,989
Total	$109,539	$170,895

Note 11—Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of
	April 3, 2015	March 28, 2014
Deferred contract costs	$212,155	$161,071
Deferred revenue	174,022	156,691
Accrued expenses	45,164	32,394
Other	9,265	7,706
Total	$440,606	$357,862

Note 12—Other long-term liabilities
Other long-term liabilities consisted of the following:

	As of
	April 3, 2015	March 28, 2014
Deferred revenue	$42,927	$65,066
Pension and other postretirement obligations	25,341	23,996
Deferred rent	11,913	16,259
Other	776	721
Total	$80,957	$106,042

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Note 13—Income taxes
As discussed in Note 1, CSC’s historical consolidated financial statements include the assets, liabilities, income and expenses of the Computer Sciences GS Business. For purposes of these standalone Combined Financial Statements, the Computer Sciences GS Business’s taxes were computed and reported using the separate return method. Use of the separate return method may result in significant differences when the sum of the amounts allocated to standalone tax provisions are compared with amounts presented in historical consolidated financial statements. Furthermore, certain tax attributes, e.g., state tax credit carry forwards, reflected in the historical consolidated financial statements may not exist at the standalone Computer Sciences GS Business level.
In general, the taxable income of the Computer Sciences GS Business entities was included in Parent’s consolidated tax returns, where applicable in jurisdictions around the world. As such, separate income tax returns were not prepared for many the Computer Sciences GS Business entities. Consequently, income taxes currently payable are deemed to have been currently settled with the Parent.
The sources of income from continuing operations before taxes, classified between domestic entities and those entities domiciled outside of the U.S., are as follows:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Domestic entities	$416,206	$396,160	$426,338
Entities outside the U.S.	12,502	4,116	4,885
Total	$428,708	$400,276	$431,223
The components of the provision for income taxes from continuing operations were:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Current:
Federal	$131,706	$118,770	$113,965
State	27,329	17,453	16,786
Foreign	4,576	2,644	2,481
	163,611	138,867	133,232

Deferred:
Federal	(3,215)	4,159	22,889
State	600	3,532	5,711
	(2,615)	7,691	28,600
Total income tax expense	$160,996	$146,558	$161,832
The major elements contributing to the difference between the U.S. federal statutory tax rate of 35% and the effective tax rate (“ETR”) for continuing operations are as follows:

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal tax	4.2%	4.3%	4.2%
Noncontrolling interest	(1.1)%	(1.9)%	(1.5)%
Other items, net	(0.5)%	(0.8)%	(0.2)%
Effective tax rate	37.6%	36.6%	37.5%
The significant components of deferred tax assets and liabilities are as follows:

	As of
	April 3, 2015	March 28, 2014
Deferred tax assets
Employee benefits	$36,583	$51,943
Accrued expenses	7,217	5,457
Tax credit carry forwards	3,544	5,068
Other assets	8,121	8,692
Total deferred tax assets	55,465	71,160
Valuation allowance	(1,438)	(917)
Net deferred tax assets	54,027	70,243

Deferred tax liabilities
Depreciation and amortization	(94,624)	(95,201)
Contract accounting	(45,007)	(50,954)
Investment basis differences	(16,286)	(21,958)
Deferred at risk project costs	(49,103)	(53,149)
Prepaid expenses	(2,304)	(2,842)
Total deferred tax liabilities	(207,324)	(224,104)
Net deferred tax liabilities	$(153,297)	$(153,861)
In general, it is the practice and intention of the Computer Sciences GS Business to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of April 3, 2015, the Computer Sciences GS Business has not made a provision for U.S. income tax or additional foreign withholding taxes with respect to accumulated earnings of foreign subsidiaries where the foreign investment of such earnings is essentially permanent in duration. Generally, such amounts would become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. The cumulative undistributed positive earnings of the Company's foreign subsidiaries were approximately $15,840 as of April 3, 2015. The tax cost of repatriating the cumulative undistributed taxable earnings of these foreign subsidiaries to the U.S. is immaterial.
The Computer Sciences GS Business has available foreign net operating loss (“NOL”) carry forwards totaling approximately $6,042 and $4,005 as of April 3, 2015 and March 28, 2014, respectively. The foreign NOL carryforwards as of April 3, 2015 can be carried over indefinitely, except for $977 that expire at various dates through 2020. The Computer Sciences GS Business has established a valuation allowance equal to the full amount of the NOL carryforwards because the Computer Sciences GS Business believes it is more likely than not that the NOL carryforwards will not be utilized in future carry forward periods. The Computer Sciences GS Business also has state credit carry forwards of $5,453 and $6,386 as of April 3, 2015, and March 28, 2014, respectively, that expire at various dates through 2022.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Under the tax laws of various jurisdictions in which the Computer Sciences GS Business operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward or back, subject to statutory limitations, to reduce taxable income or taxes payable in future or prior years.
Upon audit, taxing authorities may challenge all or part of an uncertain income tax position. While the Computer Sciences GS Business has no history of tax audits on a standalone basis, CSC is audited by federal, state and foreign taxing authorities. Accordingly, CSC (and the Computer Sciences GS Business) regularly assess the outcome of potential examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. The reserves are adjusted, from time to time, based upon changing facts and circumstances, such as the progress of a tax audit. The effective income tax rate reflects changes to the tax reserves that the Computer Sciences GS Business considers appropriate. It is reasonably possible that changes to the Computer Sciences GS Business’s global unrecognized tax benefits could be significant; however, due to the uncertainty regarding the timing of completion of audits and possible outcomes, a current estimate of the range of increases or decreases that may occur within the next twelve months is not expected to be material.
The Computer Sciences GS Business is subject to U.S. federal income tax, various state and local taxes, and international income taxes in numerous jurisdictions. As of April 3, 2015, in accordance with ASC 740, “Income Taxes,” the Computer Sciences GS Business’s liability for uncertain tax positions was $25,361, including interest of $743 and penalties of $200. As of March 28, 2014, the Computer Sciences GS Business’s liability for uncertain tax positions was $25,524, including interest of $777 and penalties of $113.
The following table summarizes the activity related to the Computer Sciences GS Business’s uncertain tax positions (excluding interest and penalties and related tax attributes):

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Balance at Beginning of Year	$24,634	$25,457	$31,178
Gross increases related to prior year tax positions	846	1,461	534
Gross decreases related to prior year tax positions	(2,133)	(22)	(1,582)
Gross increases related to current year tax positions	1,261	509	728
Settlements and statute of limitation expirations	(190)	(2,771)	(5,401)
Balance at End of Year	$24,418	$24,634	$25,457
The Computer Sciences GS Business’s liability for uncertain tax positions at April 3, 2015, March 28, 2014 and March 29, 2013, includes $8,206, $8,564 and $8,574, respectively, related to amounts that, if recognized, would affect the effective tax rate (excluding related interest and penalties).
The Computer Sciences GS Business accrues interest related to uncertain tax positions and penalties as a component of income tax expense. During the year ended April 3, 2015, the Computer Sciences GS Business had a net decrease in accrued interest of $34 ($21 net of tax) and a net increase of accrued penalties of $87 and, as of April 3, 2015, has recognized a liability for accrued interest of $743 ($452 net of tax) and penalties of $200. During the year ended March 28, 2014, the Computer Sciences GS Business had a net reduction in accrued interest of $2,512 ($1,526 net of tax) and accrued penalties of $553, and, as of March 28, 2014, recognized a liability for accrued interest of $777 ($472 net of tax) and penalties of $113. During the year ended March 29, 2013, the Computer Sciences GS Business had a net decrease in accrued interest of $3,454 ($2,103 net of tax) and accrued penalties of $973 and, as of March 29, 2013, recognized a liability for accrued interest of $3,289 ($2,003 net of tax) and penalties of $667.
Tax Examination Status:

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

The Computer Sciences GS Business is currently under examination in several tax jurisdictions. A summary of the tax years that remain subject to examination in certain of the Computer Sciences GS Business’s major tax jurisdictions are:

Jurisdiction:	Tax Years that Remain Subject to Examination (Fiscal Year Ending):
U.S. - federal	2008 and forward
U.S. - various states	2005 and forward
The summary above does not include the tax years of minority owned affiliates that may also be subject to examination.
Note 14—Pension and other postretirement benefit plans
CSC and its subsidiaries offer its employees a number of defined benefit and defined contribution plans, in which employees of the Computer Sciences GS Business participate. The defined benefit plans included both pension and other postretirement benefit plans.
Defined Benefit Pension Plans
The defined benefit pension plans include both multi-employer and single employer plans. For the multi-employer plans, the Parent retains the assets and liabilities and the Computer Sciences GS Business Combined Financial Statements reflect the service costs related to current employees of the Business. The largest U.S. defined benefit pension plan was frozen in fiscal 2010 for most participants.
Single Employer Pension Plans
During the third quarter of fiscal 2015, CSC offered lump sum settlements to the vested participants of its defined benefit pension plans, who were no longer with CSC. The lump-sum settlement required interim remeasurement of the plans' assets and liabilities, as of the end of the third quarter of fiscal 2015, which resulted in a net loss of $7,894 comprising actuarial losses of $7,506 and a settlement loss of $388. The actuarial and settlement losses were primarily a result of the adoption of the new mortality tables issued by the Society of Actuaries in October 2014. The economic benefit realized due to the lump sum payments was $797 which was included in the net loss of $7,894. The lump sum settlement resulted in reduction of the aggregate pension benefit obligation (“PBO”) of these U.S. defined benefit plans by $3,693, whereas the interim remeasurement resulted in an increase in PBO of $7,808. A weighted average discount rate of 4.23% was used to remeasure the plans; a decrease from 4.68% used in the prior twelve months. The average funded status of the impacted pension plans, after remeasurement, was 85%. The weighted-average expected long-term rate of return on plan assets, after remeasurement, is 7.60% which was consistent with the rate used at the beginning of fiscal 2015.
On July 19, 2013, Computer Sciences GS Business completed the sale of ATD (Note 4), which had a pension and a retiree medical plan. The divestiture of the pension plan resulted in a reduction to long-term liabilities and a corresponding recognition of a settlement gain of $27,603, which was recorded as part of the gain on sale of ATD. The net periodic pension cost related to the divested plans, excluding the settlement gain, for the twelve months ended March 28, 2014 and March 29, 2013 was $443 and $5,655 respectively.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

The following tables provide reconciliation of the annual changes in the single employer pension plans’ projected benefit obligations and assets and a related status of funding:

Reconciliation of project benefit obligation	April 3, 2015	March 28, 2014
Unfunded status at beginning of year	$(1,591)	$(32,375)
Projected benefit obligation at beginning of year	58,566	169,412
Service cost	—	796
Interest cost	2,626	4,004
Plan participants’ contributions	—	325
Settlement	(2,897)	—
Actuarial loss (gain)	9,781	(5,671)
Benefits paid	(2,306)	(4,285)
Divestitures	—	(106,015)
Projected benefit obligation at end of year	$65,770	$58,566

Reconciliation of fair value of plan assets	April 3, 2015	March 28, 2014
Fair value of plan assets at beginning of year	$56,975	$137,037
Actual return on plan assets	3,371	9,825
Plan participants’ contributions	—	325
Settlement	(2,897)	—
Benefits paid	(2,306)	(4,285)
Divestitures	—	(85,927)
Fair value of plan assets at end of year	55,143	56,975

Unfunded status at end of year	(10,627)	(1,591)
Accumulated benefit obligations	$65,770	$58,566

The accumulated benefit obligation and projected benefit obligations of all single employer pension plans exceeded the fair value of the respective plans’ assets.

The following table provides the amounts recorded in the Computer Sciences GS Business’s Combined Balance Sheets for the pension plan liabilities.

	As of
	April 3, 2015	March 28, 2014
Current liabilities - Accrued expenses and other current liabilities	$6	$7
Other long-term liabilities - Other long-term liabilities	10,621	1,584
Net amount recorded	$10,627	$1,591

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Net periodic pension costs	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Service cost	$—	$796	$4,848
Interest cost	2,626	4,004	7,307
Expected return on assets	(4,195)	(5,545)	(7,967)
Settlement loss (gain)	388	(27,603)	—
Recognition of actuarial losses (gains)	10,216	(2,437)	3,133
Net periodic pension costs (benefit)	$9,035	$(30,785)	$7,321
The weighted-averages of the assumptions used to determine net periodic pension cost were:

	April 3, 2015	March 28, 2014	March 29, 2013
Discount or settlement rates	4.5%	4.6%	4.7%
Expected long-term rates of return on assets	7.6%	7.2%	6.8%
Rates on increase in compensation levels	N/A	3.9%	3.9%
The following table summarizes the weighted average assumptions used in the determination of the Computer Sciences GS Business’s pension benefit obligations as of April 3, 2015 and March 28, 2014:

	April 3, 2015	March 28, 2014
Discount rate	3.9%	4.6%
Information about the expected cash flows for single employer pension plans as of April 3, 2015, is as follows:

Single Employer Contributions:
2016	$6

Single Employer Benefit Payments:
2016	$2,560
2017	2,753
2018	2,917
2019	3,056
2020	3,190
2021-2025	17,502
Multi-employer Pension Plans
The Computer Sciences GS Business’s share of total service cost incurred by the multi-employer pension plans for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 was $0, $0 and $456, respectively.
Defined Benefit Other Postretirement Benefit Plans
The defined benefit OPEB plans include both multi-employer and single employer plans. For the multi-employer plans, the Parent retains the assets and liabilities and the Computer Sciences GS Business financial statements reflect the service costs related to current employees of the business.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Single Employer OPEB Plans

The Computer Sciences GS Business provides subsidized healthcare, dental and life insurance benefits for certain U.S. employees and retirees, primarily for individuals employed prior to August 1992. The Computer Sciences GS Business amended its retiree healthcare plans effective February 1, 2015. Under the amended plans, Medicare eligible and Medicare ineligible retirees receive healthcare benefits through different means.

On October 6, 2014, the Computer Sciences GS Business amended one of its U.S. retiree medical health plans to provide coverage to eligible Medicare retirees through a private insurance marketplace. The insurance marketplace will allow retirees to choose the health insurance terms, cost and coverage that best fit their needs, while the Computer Sciences GS Business will continue to provide financial support to the Medicare eligible participants in the form of a tax free contribution to a health reimbursement account. These amendments triggered an interim remeasurement of the retiree medical plan, resulting in an actuarial loss of $1,447. This amount is included in the net fiscal 2015 actuarial gain of $2,245. For the interim remeasurement, a weighted average discount rate of 3.58% was used to remeasure the plans; a decrease from 4.01% in the prior twelve months. As a result of the remeasurement, the benefit obligations decreased and the prior service credit increased by $7,037 each. The increase in prior service credit of $7,037 is included in the net fiscal 2015 increase in prior service credit of $5,561.
On July 19, 2013, the Computer Sciences GS Business completed the sale of ATD (Note 4), which had a pension and a retiree medical plan. The divestiture of the retiree medical plan resulted in a reduction to long-term liabilities and a corresponding recognition of a settlement gain of $8,387, which was recorded as part of the gain on sale of ATD. The net periodic pension cost related to the divested plans, excluding the settlement gain, for the twelve months March 28, 2014 and March 29, 2013 was $208 and $729 respectively.
The following tables provide reconciliation of the changes in the single employer postretirement plan benefit obligations and assets and a statement of funded status:

Reconciliation of accumulated
postretirement benefit obligations	April 3, 2015	March 28, 2014
Unfunded status at beginning of year	$(23,291)	$(33,109)
Accumulated benefit obligation at beginning of year	23,291	40,892
Service cost	12	80
Interest cost	745	1,076
Settlements	—	(15,149)
Plan amendments	(5,561)	—
Business combinations	237	308
Actuarial gain	(2,245)	(957)
Benefits paid	(1,576)	(2,012)
Conversion to multi-employer (a)	—	(947)
Accumulated benefit obligation at end of year	$14,903	$23,291
(a) Represents certain plans that were converted from single to multi-employer plans

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Reconciliation of Fair Value of Plan Assets	April 3, 2015	March 28, 2014
Fair value of plan assets at beginning of year	$—	$7,783
Actual return on plan assets	—	1
Company contribution	1,576	1,620
Business combinations	—	251
Benefits paid	(1,576)	(2,012)
Settlements	—	(7,604)
Conversion to multi-employer (a)	—	(39)
Fair value of plan assets at end of year	—	—

Unfunded status at end of year	$(14,903)	$(23,291)
(a) Represents certain plans that were converted from single to multi-employer plans
The following table provides the amounts recorded in the Computer Sciences GS Business’s Combined Balance Sheets for the postretirement benefit plan liabilities.

	As of
	April 3, 2015	March 28, 2014
Current liabilities	$1,232	$1,923
Other long-term liabilities	13,671	21,368
Net amount recorded	$14,903	$23,291
The following is a summary of amounts in accumulated other comprehensive income (loss) as of April 3, 2015, March 28, 2014 and March 29, 2013 that have not been recognized in the Combined Statements of Operations as components of net periodic benefit cost:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Prior service (benefit) cost	$(3,123)	$171	$178
Accumulated other comprehensive (income) loss	$(3,123)	$171	$178
The accumulated benefit obligation and projected benefit obligations of all single employer OPEB plans exceeded the fair value of the respective plans’ assets.

Net periodic benefit costs	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Service cost	$12	$80	$274
Interest cost	745	1,076	1,871
Expected return on assets	—	(67)	(305)
Amortization of transition obligation	—	—	176
Amortization of prior service (benefit) costs	(2,267)	33	27
Settlement (gain) loss	—	(8,387)	—
Recognition of actuarial gain	(2,245)	(48)	(2,128)
Net periodic (benefit) costs	$(3,755)	$(7,313)	$(85)

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Other before tax changes in plan assets and benefit obligations recognized in other comprehensive income during fiscal year 2015, 2014 and 2013 included the following components:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Prior service (credit)/cost	$(5,561)	$—	$—
Amortization of:
Transition asset	—	—	(176)
Prior service cost (credit)	2,267	(33)	(27)
Total recognized in other comprehensive income	$(3,294)	$(33)	$(203)
Other comprehensive (income) loss related to unamortized postretirement benefit plan costs for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 was $(2,014), net of tax impact of $(1,280), $(33), net of tax impact of $0, and $(205), net of tax impact of $2, respectively.
The weighted-averages of the assumptions used to determine net periodic postretirement benefit costs were:

	April 3, 2015	March 28, 2014	March 29, 2013
Discount or settlement rates	3.8%	4.1%	4.4%
Expected long-term rates of return on assets	N/A	2.7%	4%
The following table summarizes the weighted average assumptions used in the determination of the Computer Sciences GS Business’s postretirement benefit obligations as of April 3, 2015 and March 28, 2014:

	April 3, 2015	March 28, 2014
Discount rate	3.4%	4%
The assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.0% for fiscal 2015, declining to 5.0% for 2024 and subsequent years for all retirees. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in the assumed healthcare cost trend rates would have had the following effect:

	One Percentage Point
	Increase	Decrease
Effect on accumulated postretirement benefit obligation as of April 3, 2015	$85	$(74)
Effect on net periodic postretirement benefit cost for fiscal 2015	4	(4)

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

The following are expected cash flows for OPEBs:

Single Employer Contributions
2016	$1,232

Single Employer Benefit Payments
2016	$1,232
2017	1,234
2018	1,366
2019	1,307
2020	1,263
2021-2025	5,313
Multi-employer OPEB Plans
The Computer Sciences GS Business’s share of total service cost incurred by the multi-employer OPEB plans for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 was $327, $466 and $526, respectively. The contributions for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 was $(93), $1,132 and $29, respectively.
Pension and OPEB Plan Assets
Pension and OPEB plan assets, of both Computer Sciences GS Business and its Parent, are held in single trust. These assets include separate accounts and commingled funds. The plan assets for the single employer plans have been allocated based on the master trust ownership and are disclosed herein. CSC’s investment goals and risk management strategy for plan assets takes into account a number of factors including the time horizon of the pension plans’ obligations. Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and a reasonable amount of investment return over the long term. Sufficient liquidity is maintained to meet benefit obligations as they become due. Third-party investment managers are employed to invest assets in both passively indexed and actively managed strategies. Equities are primarily invested in domestic and foreign companies across market capitalizations and industries. Fixed income securities are invested primarily in government treasury, corporate credit, mortgage-backed and asset-backed investments. Alternative investment allocations are included in the pension plans to achieve greater portfolio diversity intended to reduce the overall risk of the plans.
Risks include, but are not limited to, longevity risk, inflation risk and the risk of other changes in market conditions that reduce the value of plan assets. Also, a decline in the yield of high quality corporate bonds may adversely affect discount rates resulting in an increase in the pension and other postretirement obligations. These risks, among others, could cause the plans’ funded status to deteriorate, increasing reliance on CSC contributions. Derivatives are permitted although their current use is limited within traditional funds and broadly allowed within alternative funds. They are used in the pension trust traditional fixed income portfolios for duration and interest rate risk management and traditional equity portfolios to gain market exposure.
For the pension trust, an allocation range by asset class is developed. The allocation has a significant weighting to equity investments in part due to the relatively long duration of the plans’ obligations. As of March 2015, the plan fiduciaries adopted investment allocation targets for the pension trust of 30% equities, 30% fixed income securities, and 40% alternative investments. Alternatives include risky parity, global tactical, hedge fund and hedge fund of fund allocations. An allocation range is established for each asset class and cash equivalents may represent 0%–10% of the fund. Asset allocations are monitored closely and investment reviews are conducted regularly. CSC consults with internal and external advisors regarding asset strategy.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

The Computer Sciences GS Business early adopted the provisions of ASU No. 2015-04 and used March 31, 2015 as the date closest to its fiscal year end, to value plan assets of all its defined benefit plans. There was no material impact of adoption of this ASU on the fair value of plan assets.
Plan Asset Valuation Techniques
Cash equivalents are primarily short term money market commingled funds that are categorized as Level 2, except for funds that have quoted prices in active markets, which are classified as Level 1. They are valued at cost plus accrued interest which approximates fair value.
Fixed income accounts are categorized as Level 2. Investments in corporate bonds are primarily investment grade bonds. These investments are generally priced using model based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.
Domestic and global equity separate accounts are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price. Equity assets in commingled funds reporting a net asset value are categorized as Level 2.
Derivatives are categorized as Level 1 if the securities trade actively on a recognized exchange, as Level 2 if the securities can be valued using observable inputs, or as Level 3 if the securities are valued using significant unobservable inputs.
Alternative investment fund securities are categorized as Level 1 if held in a mutual fund or in a separate account structure and actively traded through a recognized exchange, or as Level 2 if they are held in commingled or collective account structures and are actively traded. Alternative investment fund securities are classified as Level 3 if they are held in Limited Company or Limited Partnership structures or cannot otherwise be classified as Level 1 or Level 2.
The fair value of the Computer Sciences GS Business’s single employer pension plan assets by investment category and the corresponding level within the fair value hierarchy as of April 3, 2015 and March 28, 2014 are as follows:

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

As of April 3, 2015	Level 1	Level 2	Level 3	Total
Equity:
U.S. domestic stocks	$2,833	$—	$—	$2,833
Global/International	431	—	—	431
Domestic Equity commingled funds	—	8,585	—	8,585
Global Equity commingled funds	—	2,933	—	2,933
Fixed Income:
Fixed income mutual funds	1,934	—	—	1,934
Fixed income commingled funds	—	9,445	—	9,445
Mortgage and asset-backed securities	—	999	—	999
Corporate bonds	—	771	—	771
U.S. Treasuries	—	441	—	441
Non U.S. Government	—	47	—	47
U.S. Government Agencies	—	14	—	14
Alternatives:
Other Alternatives(a)	5,809	10,053	—	15,862
Hedge Funds(b)	—	—	10,439	10,439
Cash and cash equivalents	3	546	—	549
Total	$11,010	$33,834	$10,439	$55,283

Unsettled Trade Receivables and Accrued Income				409
Unsettled Trade Payable and Accrued Expenses				(549)
Fair value of assets for pension plans				$55,143
(a) Represents institutional funds consisting mainly of equities, bonds, or commodities.
(b) Represents investments in diversified fund of hedge funds in which the CSC pension plans are the sole investor.

Below is a reconciliation of the assets valued using significant unobservable inputs (Level 3):

Level 3
Beginning balance as of March 28, 2014	$5,596
Actual return on plan assets held at the reporting date	1,018
Purchases, sales and settlements	3,825
Ending balance as of April 3, 2015	$10,439

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

As of March 28, 2014	Level 1	Level 2	Level 3	Total
Equity:
U.S. domestic stocks	$4,366	$—	$—	$4,366
Global/International	659	—	—	659
Domestic Equity commingled funds	—	9,848	—	9,848
Global Equity commingled funds	—	5,336	—	5,336
Fixed Income:
Fixed income commingled funds	—	13,162	—	13,162
Mortgage and asset-backed securities	—	1,518	—	1,518
Corporate bonds	—	922	—	922
U.S. Treasuries	—	965	—	965
Non U.S. Government	—	39	—	39
U.S. Government Agencies	—	45	—	45
Alternatives:
Other Alternatives(a)	5,523	8,520	—	14,043
Hedge Funds(b)	—	—	5,596	5,596
Cash and cash equivalents	2	919	—	921
Total	$10,550	$41,274	$5,596	$57,420

Unsettled Trade Receivables and Accrued Income				490
Unsettled Trade Payable and Accrued Expenses				(935)
Fair value of assets for pension plans				$56,975
(a) Represents institutional funds consisting mainly of equities, bonds, or commodities.
(b) Represents investments in diversified fund of hedge funds in which the CSC pension plans are the sole investor.
Below is a reconciliation of the assets valued using significant unobservable inputs (Level 3):

Level 3
Beginning balance as of March 29, 2013	$—
Actual return on plan assets held at the reporting date	(34)
Purchases, sales and settlements	5,630
Ending balance as of March 28, 2014	$5,596

The asset allocation of pension plans as of April 3, 2015 and March 28, 2014, respectively, is as follows:

	Percentage of Plan Assets as of Year End
Asset Category	April 3, 2015	March 28, 2014
Equity securities	27%	35%
Debt securities	25%	29%
Alternatives	47%	34%
Cash and other	1%	2%
Total	100%	100%

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Return on Assets
The Computer Sciences GS Business consults with internal and external advisors regarding the expected long-term rate of return on assets. The Computer Sciences GS Business uses a "building block" approach to compute the expected long-term rate of return of the major asset classes expected in each of the plans. Computer Sciences GS Business utilizes long-term, typically 30 years, asset class return assumptions provided by external advisors. Consideration is also given to the extent active management is employed in each asset class and also to management expenses. A single expected long-term rate of return is calculated for each plan by assessing the plan's expected asset allocation strategy, the benefits of diversification therefrom, historical excess returns from actively managed traditional investments, expected long-term returns for alternative investments and expected investment expenses. The resulting composite rate of return is reviewed by internal and external parties for reasonableness.
Pension and Postretirement Plan Discount Rate
The discount rate assumption is prepared with a two-step process; the first step is a yield curve developed as of the measurement date using high-quality corporate bond yields. In step two, each plan's future cash flows are applied to the appropriate years on the yield curve and the weighted value of the cash flows is used to determine a single equivalent discount rate. In fiscal 2015, the discount rates were developed separately for each pension and other postretirement plan to the nearest basis point using a single yield curve, the Aon Hewitt AA Only Above Median Curve. This yield curve is a hypothetical AA or greater yield curve represented by a series of annualized individual spot discount rates going out 100 years. This curve provides a more transparent view to the underlying bonds and is available daily, which provides for a discount rate to be calculated specific to CSC's fiscal year-end. For years prior to fiscal 2014, the discount rates were determined using an average of the Citigroup yield curve and the AON Hewitt yield curve rounded to the nearest 10bps.
Defined Contribution Plans
Certain employees of the Computer Sciences GS Business participate in CSC defined contribution plans, as discussed below.
401(k) Plan
The plan allows employees to contribute a portion of their earnings in accordance with specified guidelines. Effective January 1, 2014, matching contributions are made once annually in January following the end of the calendar year. In order to receive such contributions, a participant must be employed on December 31 of the plan year. However, if a participant retires (or should decrease) from CSC prior to December 31, the participant will be eligible to receive matching contributions approximately 30 days following separation from service. The plan was also amended so participants vest after 1 year of service from a 5 years graded vest. The amount of employer matching contributions related to the employees of Computer Sciences GS Business expensed during the fiscal years 2015, 2014, and 2013 were $24,300, $26,198 and $34,143, respectively.
Deferred Compensation Plan
Effective August 14, 1995, the Computer Sciences GS Business adopted the Computer Sciences Corporation Deferred Compensation Plan (the “Plan”), a deferred compensation plan sponsored by the Parent. The plan consists of two separate plans, one for the benefit of key executives and one for the benefit of non-employee directors. Pursuant to the Plan, certain management and highly compensated employees are eligible to defer all or a portion of their regular salaries and incentive compensation that exceeds the limitation set forth in Internal Revenue Section 401(a)(17) and all or a portion of their incentive compensation, and non-employee directors are eligible to defer up to 100% of their compensation.
The deferred compensation liability, which is included in “Other long-term liabilities,” was $33,447 and $35,488 as of April 3, 2015 and March 28, 2014, respectively. The Computer Sciences GS Business’s deferred

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

compensation expenses related to its employees totaled $2,223, $2,009 and $2,081 for fiscal 2015, fiscal 2014 and fiscal 2013, respectively.
Other Multi-employer Pension Funds

In connection with certain multi-employer pension funds that are pursuant to collective bargaining agreements, the Computer Sciences GS Business made contributions, generally at a stated hourly rate, to one multi-employer pension funds on behalf of its union-represented employees. None of the contributions by the Computer Sciences GS Business are individually significant to the multi-employer plans nor do they have a material impact on the Company's financial statements. The Computer Sciences GS Business’s contributions for fiscal year 2015 was $28.
Note 15—Accumulated other comprehensive income (loss)
The following tables show the activity in the components of other comprehensive income (loss), including the respective tax effects, and reclassification adjustments for the twelve months ended April 3, 2015, March 28, 2014, and March 29, 2013, respectively:

For the twelve months ended April 3, 2015	Before Tax Amount	Tax Impact Increase (Decrease)	Net of Tax Amount
Foreign currency translation adjustments	$(1,669)	$—	$(1,669)
Prior service credit	5,561	(2,161)	3,400
Amortization of prior service credit	(2,267)	881	(1,386)
Total other comprehensive income	$1,625	$(1,280)	$345

For the twelve months ended March 28, 2014	Before Tax Amount	Tax Impact Increase (Decrease)	Net of Tax Amount
Foreign currency translation adjustments	$143	$(398)	$(255)
Amortization of prior service cost	33	—	33
Total other comprehensive income (loss)	$176	$(398)	$(222)

For the twelve months ended March 29, 2013	Before Tax Amount	Tax Impact Increase (Decrease)	Net of Tax Amount
Foreign currency translation adjustments	$93	$(16)	$77
Amortization of transition asset	176	1	177
Amortization of prior service cost	27	1	28
Total other comprehensive income	$296	$(14)	$282

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

The following table shows the changes in accumulated other comprehensive income (loss) as of April 3, 2015, March 28, 2014 and March 29, 2013:

	Foreign Currency Translation Adjustments	Pension and Other Postretirement Benefit Plans	Accumulated Other Comprehensive Loss
Balance as of March 30, 2012	$(430)	$(273)	$(703)
Current-period other comprehensive income (loss), net of taxes	77	—	77
Amounts reclassified from accumulated other comprehensive income (loss), net of taxes and noncontrolling interests	—	128	128
Balance as of March 29, 2013	$(353)	$(145)	$(498)
Current-period other comprehensive income (loss), net of taxes	(255)	—	(255)
Amounts reclassified from accumulated other comprehensive income (loss), net of taxes and noncontrolling interests	—	26	26
Transfers to multi-employer plans	—	(16)	(16)
Balance as of March 28, 2014	$(608)	$(135)	$(743)
Current-period other comprehensive income (loss), net of taxes	(1,669)	3,400	1,731
Amounts reclassified from accumulated other comprehensive income (loss), net of taxes and noncontrolling interests	—	(1,393)	(1,393)
Balance as of April 3, 2015	$(2,277)	$1,872	$(405)

Note 16—Stock incentive plans
Employee Incentives
CSC has two stock incentive plans which authorize the issuance of stock options, restricted stock units (“RSU”), and restricted stock awards to the Computer Sciences GS Business employees upon terms approved by the Parent’s Compensation Committee of the Board of Directors. The Parent issues authorized but previously unissued shares upon the exercise of stock options, the granting of restricted stock and the settlement of RSUs. As of April 3, 2015, 15,959,036 shares of CSC common stock were available for the grant of future stock options, restricted stock units or other stock-based incentives to employees of CSC and the Computer Sciences GS Business.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

The Computer Sciences GS Business recognized stock-based compensation expense for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 as follows:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Cost of services	$7,317	$7,348	$4,685
Selling, general and administrative expenses	10,301	10,321	5,509
Total	$17,618	$17,669	$10,194
Total, net of tax	$10,705	$10,732	$6,208
The stock-based compensation listed above included the Computer Sciences GS Business’s share of the Parent’s corporate and non-employee director grants for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 of $9,496, $9,411 and $5,154.
The Computer Sciences GS Business uses the Black-Scholes-Merton model in determining the fair value of options granted. The expected term is calculated based on the Parent’s historical experience with respect to its stock plan activity in combination with an estimate of when vested and unexercised option shares will be exercised. The expected term of options is based on the two separate job tier classifications, which have distinct historical exercise behavior. The risk-free interest rate is based on the zero-coupon interest rate of U.S. government-issued Treasury strips with a period commensurate with the expected term of the options. Expected volatility is based on a blended approach, which uses a two-thirds weighting for historical volatility and one-third weighting for implied volatility. Historical volatility calculation is based on either the Parent’s six-year or seven-year historical closing prices based on employee class, in order to bring this factor more closely into alignment with the expected terms of the stock options. The dividend yield assumption was added concurrent with the introduction of a cash dividend in fiscal 2011 and is based on the respective fiscal year dividend payouts. The Parent periodically evaluates its significant assumptions used in the fair value calculation.
The $7,475 increase in the stock-based compensation expenses for fiscal 2014 as compared to the prior year was primarily due to adjustments for actual and expected achievement of the specified performance criteria for certain performance based RSUs, and due to an increased number of RSUs granted during fiscal 2014 at a higher CSC stock price.
Forfeitures are estimated based on historical experience and adjustments are made annually to reflect actual forfeiture experience.
The weighted-average grant date fair values of stock options granted during the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 was $18.13, $12.74 and $6.96 per share, respectively. In calculating the compensation expense for its stock incentive plans, the following weighted-average assumptions were used:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Risk-free interest rate	2.03%	1.22%	1.03%
Expected volatility	32.94%	34.06%	36.54%
Expected term (in years)	6.03	6.05	6.06
Dividend yield	1.50%	1.72%	2.86%
During the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, the Computer Sciences GS Business’s tax benefit realized for deductions from exercising stock options was $5,598, $3,863 and $750, respectively.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Stock Options
The standard vesting schedule for stock options is one-third vesting on each of the first, second, and third anniversaries of the grant date. These stock options generally have a contractual term of ten years. Information concerning stock options granted under stock incentive plan to employees of the Business during the twelve months ended April 3, 2015, March 28, 2014, and March 29, 2013, follows:

	Number of Option Shares (in shares)	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of March 30, 2012	2,252,583	$46.34	3.76	$34
Granted	399,288	26.48
Exercised	(216,532)	40.55
Canceled/Forfeited	(146,499)	34.61
Expired	(204,643)	47.54
Outstanding as of March 29, 2013	2,084,197	43.85	3.56	14,239
Granted	359,671	44.87
Exercised	(811,737)	44.63
Canceled/Forfeited	(185,732)	34.38
Expired	(126,271)	52.41
Outstanding as of March 28, 2014	1,320,128	44.15	4.61	21,301
Granted	181,213	61.11
Exercised	(611,595)	45.46
Canceled/Forfeited	(73,851)	41.76
Expired	(9,134)	44.70
Outstanding as of April 3, 2015	806,761	47.18	6.13	14,682
Vested and expected to vest in the future as of April 3, 2015	806,761	47.18	6.13	14,682
Exercisable as of April 3, 2015	445,051	44.38	4.19	9,348

	As of
	April 3, 2015
	Options Outstanding			Options Exercisable
Range of Option Exercise Price (per share)	Number Outstanding (in shares)	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price (per share)	Number Exercisable (in shares)	Weighted Average Exercise Price (per share)
$25.46-44.65	410,143	6.42	$39.06	233,941	$37.73
44.89-60.90	369,546	5.57	55.06	211,110	51.74
61.93-63.06	27,072	9.42	62.55	—	—
	806,761	6.13	$47.18	445,051	$44.38
The intrinsic value of options exercised during the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 totaled $11,015, $8,736 and $1,150, respectively. The total intrinsic value of stock options is based on the difference between the fair market value of the CSC’s common stock less the applicable exercise price. The

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

grant-date fair value of stock options vested during the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 totaled $933, $1,307 and $1,315, respectively. The cash received from stock options exercised during the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013 was $27,317, $35,285 and $8,652, respectively.
As of April 3, 2015, unrecognized compensation expense related to unvested stock options totaled $3,610, net of expected forfeitures. This cost is expected to be recognized over a weighted-average period of 1.72 years.
Restricted Stock Units
RSUs consist of equity awards with the right to receive one share of common stock of CSC issued at a price of $0. Upon the settlement date, RSUs are settled in shares of CSC’s common stock and dividend equivalents. If, prior to the vesting of the RSU in full, the employee’s status as a full-time employee is terminated, then the RSU is automatically canceled on the employment termination date and any unvested shares are forfeited.
CSC grants RSUs with service- and performance-based vesting terms. Service-based RSUs generally vest over periods of three to five years. The number of performance-based RSUs that ultimately vest is dependent upon CSC’s achievement of certain specified performance criteria over a three-year period.
CSC grants performance-based restricted stock units (“PSUs”). PSUs, generally vest over period of three years. The number of performance-based RSUs that ultimately vest is dependent upon the Company’s achievement of certain specified financial performance criteria over a three-year period. Awards are settled for shares of CSC common stock and dividend equivalents upon the filing with the SEC of the Annual Report on Form 10-K for the last fiscal year of the performance period if the specified performance criteria is met. Beginning in fiscal 2013, PSU awards granted include the potential for accelerated vesting of 25% of the shares granted after the first and second fiscal years if certain company performance targets are met early. Compensation expense during the performance period is estimated at each reporting date using management's expectation of the probable achievement of the specified performance criteria and is adjusted to the extent the expected achievement changes. In the first quarter of fiscal 2015, shares were settled due to meeting the company performance targets in fiscal year 2014. The probable achievement was also increased to the maximum payout based on management's expectation of meeting the performance criteria resulting in additional expense recognized. In the table below, such awards are reflected at the number of shares originally granted.
Information concerning RSUs (including PSUs) granted under stock incentive plans to employees of the Computer Sciences GS Business during the twelve months ended April 3, 2015, March 28, 2014, and March 29, 2013 are as follows:

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

	Number	Weighted
	of Option	Average
	Shares	Fair Value
Outstanding as of March 30, 2012	239,726	$38.16
Granted	107,235	27.08
Released/Issued	(28,476)	44.84
Canceled/Forfeited	(69,508)	38.26
Outstanding as of March 29, 2013	248,977	32.60
Granted	173,706	45.80
Released/Issued	(31,459)	38.29
Canceled/Forfeited	(107,338)	35.96
Outstanding as of March 28, 2014	283,886	38.77
Granted	105,531	61.05
Released/Issued	(54,605)	36.04
Canceled/Forfeited	(45,304)	41.43
Outstanding as of April 3, 2015	289,508	46.99
As of April 3, 2015, total unrecognized compensation expense related to unvested restricted stock units totaled $7,826, net of expected forfeitures. This cost is expected to be recognized over a weighted-average period of 1.68 years.
Note 17—Segment and geographic information
The Computer Sciences GS Business provides IT, mission and operations-related services to its customers. The Computer Sciences GS Business targets the delivery of these services within two broad industry segments: 1) Defense and Intelligence and 2) Civil.
The Computer Sciences GS Business’s reportable segments are as follows:

•	Defense and Intelligence—The Defense and Intelligence segment provides services to the DoD, National Security Agency, branches of the Armed Forces and other DoD agencies.

•	Civil—The Civil segment provides services to various federal agencies within the Department of Homeland Security and other Civil agencies.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

The following table summarizes the operating results and total assets by reportable segments.

	Defense and Intelligence	Civil	Total Segment	Corporate	Total
April 3, 2015
Revenues	$2,126,569	$1,943,177	$4,069,746	$—	$4,069,746
Operating income (loss)	253,741	292,509	546,250	(179)	546,071
Depreciation and amortization expense	92,973	44,085	137,058	—	137,058
Total assets	1,330,761	830,413	2,161,174	108	2,161,282

March 28, 2014
Revenues	$2,329,244	$1,773,392	$4,102,636	$—	$4,102,636
Operating income (loss)	300,045	199,855	499,900	(348)	499,552
Depreciation and amortization expense	96,629	48,113	144,742	—	144,742
Total assets	1,364,302	851,596	2,215,898	469	2,216,367

March 29, 2013
Revenues	$2,762,546	$1,913,155	$4,675,701	$—	$4,675,701
Operating income (loss)	295,049	215,266	510,315	(1,571)	508,744
Depreciation and amortization expense	102,554	56,054	158,608	19	158,627
Total assets	1,712,809	799,326	2,512,135	1,091	2,513,226
Operating income provides useful information to the Computer Sciences GS Business’s management for assessment of the Computer Sciences GS Business’s performance and results of operations and is one of the financial measures utilized to determine executive compensation.
Reconciliation of combined operating income to income from continuing operations before taxes is as follows:

	Twelve Months Ended
	April 3, 2015	March 28, 2014	March 29, 2013
Operating income	$546,071	$499,552	$508,744
Pension and OPEB plans actuarial gains (losses), and pension settlement losses	(8,347)	2,484	2,436
Corporate G&A	(81,544)	(79,597)	(60,648)
Interest expense, net	(21,864)	(20,296)	(18,176)
Other expense, net	(5,608)	(1,867)	(1,133)
Income from continuing operations before taxes	$428,708	$400,276	$431,223

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Revenue, property and equipment, total assets, and capital expenditures of the Computer Sciences GS Business are primarily located in the U.S. for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013.
The Computer Sciences GS Business derives a significant portion of its revenues from departments and agencies of the U.S. federal government which accounted for 91%, 95% and 95% of the Computer Sciences GS Business’s total revenues for the twelve months ended April 3, 2015, March 28, 2014 and March 29, 2013, respectively. At April 3, 2015 and March 28, 2014, approximately 95% and 95% of the Computer Sciences GS Business’s net accounts receivable were due from the U.S. federal government.
Note 18—Commitments and contingencies
Commitments
The Computer Sciences GS Business has operating leases for the use of certain real estate and equipment. Substantially all operating leases are non-cancelable or cancelable only by the payment of penalties. All lease payments are based on the passage of time but sometimes include payments for insurance, maintenance and property taxes. There are no purchase options on operating leases at terms favorable to market rates. Generally, the Computer Sciences GS Business’s real estate leases have one or more renewal options. Certain leases of real estate are subject to annual escalations for increases in utilities and property taxes. Rental expense amounted to $70,162, $85,427, and $109,234 for the twelve months ended April 3, 2015, March 28, 2014, and March 29, 2013, respectively.
Minimum fixed rentals required for the next 5 years and thereafter under operating leases in effect at April 3, 2015, are as follows:

Fiscal Year	Real Estate	Equipment
2016	$44,377	$8,093
2017	34,378	4,370
2018	22,579	129
2019	10,837	—
2020	9,419	—
Thereafter	8,205	—
Total	$129,795	$12,592
The Computer Sciences GS Business has signed long-term purchase agreements with certain service providers to obtain favorable pricing and terms for services and products that are necessary for the operations of business activities. Under the terms of these agreements, the Computer Sciences GS Business is contractually committed to purchase specified minimums over periods ranging from one to four years. If the Computer Sciences GS Business does not meet the specified minimums, the Computer Sciences GS Business would have an obligation to pay the service provider all or a portion of the shortfall. Minimum purchase commitments are $1,062 in fiscal 2016, $874 in fiscal 2017, $748 in fiscal 2018, $123 in fiscal 2019, $0 in fiscal 2020 and thereafter.
In the normal course of business, the Computer Sciences GS Business may provide certain customers, principally governmental entities, with financial performance guarantees, which are generally backed by stand-by letters of credit or surety bonds. In general, the Computer Sciences GS Business would only be liable for the amounts of these guarantees in the event that nonperformance by the Computer Sciences GS Business permits termination of the related contract by the customer. As of April 3, 2015, the Computer Sciences GS Business had $38,800 of outstanding letters of credit and $13,663 of surety bonds relating to these performance guarantees. The Computer Sciences GS Business believes it is in compliance with its performance obligations under all service

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

contracts for which there is a financial performance guarantee and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse effect on its combined results of operations or financial position.
The following table summarizes the expiration of the Computer Sciences GS Business’s financial guarantees and stand-by letters of credit outstanding as of April 3, 2015:

	Fiscal 2016	Fiscal 2017	Fiscal 2018 and Thereafter	Total
Stand-by letters of credit	$38,800	$—	$—	$38,800
Surety bonds	13,663	—	—	13,663
Total	$52,463	$—	$—	$52,463

The Computer Sciences GS Business generally indemnifies licensees of its proprietary software products against claims brought by third parties alleging infringement of intellectual property rights (including rights in patents with or without geographic limitations, copyrights, trademarks, and trade secrets). The Computer Sciences GS Business’s indemnification of its licensees relates to costs arising from court awards, negotiated settlements and the related legal and internal costs of those licensees. The Computer Sciences GS Business maintains the right, at its own costs, to modify or replace software in order to eliminate any infringement. Historically, the Computer Sciences GS Business has not incurred any significant costs related to licensee software indemnifications.
Capitalized lease liabilities represent obligations due under capital leases for the use of computers and other equipment. The gross amount of assets recorded under capital leases was $410,469 with accumulated amortization of $167,077, as of April 3, 2015, and $484,771 with accumulated amortization of $196,103, as of March 28, 2014.
The future minimum lease payments required to be made under the capital leases as of April 3, 2015, are as follows:

Fiscal Year	Amount
2016	$56,956
2017	39,604
2018	40,905
2019	37,382
2020	35,034
Thereafter	102,849
Total minimum lease payments	312,730
Less: Amount representing interest and executory costs	(105,628)
Less: Amount representing maintenance, taxes, and insurance costs	(55,818)
Present value of net minimum lease payments	151,284
Less: Current maturities of capital lease liability	(21,351)
Noncurrent capital lease liability	$129,933

Contingencies
In accordance with ASC 450, matters are described below due to their relevance to the Computer Sciences GS Business and because they will be assumed by the Computer Sciences GS Business from CSC in connection with the Spin-Off.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

The Computer Sciences GS Business is routinely subject to investigations and reviews relating to compliance with various laws and regulations with respect to its role as a contractor to federal, state and local government customers and in connection with performing services in countries outside of the U.S. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings and the Computer Sciences GS Business could face penalties, fines, compensatory damages and suspension or debarment from doing business with governmental agencies. In addition, the Computer Sciences GS Business could suffer serious reputational harm if allegations of impropriety were made against the Computer Sciences GS Business. Adverse findings could also have a material adverse effect on the Computer Sciences GS Business’s business, combined financial position, results of operations and cash flows due to its reliance on government contracts.
U.S. federal government agencies, including the DCAA, Defense Contract Management Agency (“DCMA”), and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations, and standards. These agencies also review the adequacy of the contractor’s compliance with government standards for its business systems including: a contractor’s accounting system, earned value management system, estimating system, materials management and accounting system, property management system and purchasing system. Both contractors and the U.S. federal government agencies conducting these audits and reviews have come under increased scrutiny including such subjects as billing practices, labor charging and accounting for unallowable costs.

The Computer Sciences GS Business’s indirect cost audits by the DCAA remain open for fiscal 2004 and subsequent fiscal years. Although the Computer Sciences GS Business has recorded contract revenues subsequent to and including fiscal 2004 based upon an estimate of costs that the Computer Sciences GS Business believes will be approved upon final audit or review, the Computer Sciences GS Business does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Computer Sciences GS Business’s estimates, its profitability would be adversely affected.

As of April 3, 2015, the Computer Sciences GS Business has recorded a liability of $8,244 for its current best estimate of net amounts to be refunded to customers for potential adjustments from such audits or reviews of contract costs. This amount includes potential adjustments related to both pre-separation and post-separation audits or reviews.

In connection with the sale of ATD in fiscal 2014 (see Note 4), the Computer Sciences GS Business transferred its joint venture interests in Computer Sciences Raytheon (“CSR”) as part of the ATD sale transaction. CSR is a joint venture formed between CSC and Raytheon Technical Services Company and its sole business is performance of a single contract for a DoD customer. CSR is the plan sponsor of the CSR pension plan, which we expect will be terminated in connection with the termination of the CSR contract with the customer. CSC agreed with the purchaser of ATD that the Computer Sciences GS Business would fund the purchaser’s share of the CSR pension settlement obligation upon plan termination. In addition, the agreement with the purchaser provides that the eventual expected recovery by CSR of such plan termination settlement costs from the customer as provided for under the federal Cost Accounting Standards (“CAS”) Section 413, whereby contractors may recover such costs from the government plus interest, will be reimbursed to the Business. The CSR pension plan termination process is expected to be initiated in September 2015, and may take upwards of 12 months to be completed. The current estimate of the share of the funding obligation that would be attributable to the purchaser, and therefore to be advanced by the Computer Sciences GS Business, is approximately $26,000. The ultimate plan termination settlement funding obligation will be based on economic factors, including long-term interest rates that impact the cost of annuities offered by insurers at the time of the actual plan termination settlement. The fair value of the Business’ funding advance obligation net of subsequent expected recoveries was recorded by the Business at the time of the sale of ATD.

Maryland Medicaid Enterprise Restructuring Project

On March 1, 2012, CSC was competitively awarded the Maryland Medicaid Enterprise Restructuring Project (“MERP”) contract by the State of Maryland (the “State”) to modernize the Medicaid Management Information System (“MMIS”), a database of Medicaid recipients and providers used to manage Medicaid reimbursement

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

claims. The MERP contract is predominately fixed-price. In addition, since awarded, federal government-mandated Medicaid IT standards have been in considerable flux. The State has directed CSC to include additional functionality in the design to incorporate new federal mandates and guidance promulgated after the base scope of the Contract was finalized. Further, the State has declined to approve contract modifications to compensate CSC for the additional work.

As a result of the State’s refusal to amend the MERP contract and equitably adjust the compensation to be paid to CSC and, in accordance with prescribed State statutes and regulations, CSC timely filed a certified contract claim with the State in the total estimated amount of approximately $61,000 on September 27, 2013 (“Contract Claim #1”). On February 14, 2014, CSC filed Contract Claim #1A, which amends Contract Claim #1, to a claim of approximately $34,000. CSC believes it has valid and reasonable factual and legal bases for Contract Claims #1 and 1A and that the circumstances that have led or will lead to CSC’s additional costs set forth in Contract Claims #1 and 1A were unforeseen as of the operative proposal submission dates and are not the result of deficiencies in CSC’s performance. However, CSC’s position is subject to the ongoing evaluation of new facts and information which may come to CSC’s attention should an appeal of the State’s denial of Contract Claims #1 and 1A be litigated before the Maryland State Board of Contract Appeals (the “State Board”).

On February 19, 2014, the State provided a recommended decision denying Contract Claims #1 and 1A to CSC. The February 19, 2014 recommended decision was not a final agency determination on the claims. On April 29, 2014, the State provided a final decision, dated April 25, 2014, denying the claims to CSC. On May 28, 2014, CSC filed a Notice of Appeal with the State Board, which has exclusive initial jurisdiction of State contract claims concerning breach, performance, modification or termination of contracts procured under Title II of Maryland’s General Procurement Law. The appeal is currently pending before the State Board.

On August 22, 2014, the State unilaterally suspended performance under the Contract for 90 days. On September 12, 2014, the State modified its August 22nd suspension of the Contract and authorized CSC, during the remainder of the 90-day suspension, to assign up to nine full-time-equivalent staff to perform various analyses of cost and schedule. On November 20, 2014, the State sent a letter extending the suspension until January 5, 2015 and on January 2, 2015, the State again extended the suspension until February 20, 2015.

As the result of the 90-day suspension, as extended, and other actions and inactions by the State in performance of its obligations under and management of the Contract, CSC filed a second set of Claims with the State Board (“Claims #2A-D). Claim #2A, in the amount of $77,000, asserts that CSC’s contractual undertaking did not include an agreement to receive reduced and delayed payments, and the State’s unilateral imposition of such reductions and delays, together with the other factors result in a material change to the Contract entitling CSC to compensation for all costs incurred to date, including all liabilities incurred, and fee, as well as expected profit under the full contract. Alternatively, Claim #2B, in the amount of $65,000, asserts that the Maryland General Assembly’s reduction to the appropriations for the MERP Project for fiscal 2015 effectively cancels the MERP contract, entitling CSC to recover all costs incurred to date including all liabilities incurred, and a reasonable allowance for profit on costs and liabilities. Similarly, Claims #2C, also in the amount of $65,000, asserts that the State’s actions, inactions, and decisions amount to a constructive termination for convenience entitling CSC to recover all costs incurred to date including, all liabilities incurred, and reasonable allowance for profit on costs and liabilities. Claim #2D is a claim for suspension costs during the 90-day period of $3,000, including labor costs, facilities costs and other costs needed to remain ready to re-start program.

Since April 2015, CSC and the State have been in negotiations, including the matters in litigation before the State Board, and the contract has been extended to accommodate those discussions. Management has evaluated the recoverability of assets related to this contract in light of these developments and concluded that no adjustments were required as of April 3, 2015.

Unless otherwise noted, the Computer Sciences GS Business is unable to develop a reasonable estimate of a possible loss or range of losses associated with the following contingent matters at this time.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

Strauch et al. Fair Labor Standards Act Class Action

On July 1, 2014, plaintiffs filed Strauch and Colby v. Computer Sciences Corporation in the U.S. District Court for the District of Connecticut, a putative nationwide class action alleging that CSC violated provisions of the Fair Labor Standards Act (“FLSA”) with respect to system administrators who worked for CSC at any time from June 1,
2011 to the present. Plaintiffs claim that CSC improperly classified its system administrators as exempt from the FLSA and that CSC therefore owes them overtime wages and associated relief available under the FLSA and various statutes, including the Connecticut Minimum Wage Act, the California Unfair Competition Law, California Labor Code, California Wage Order No. 4-2001, and the California Private Attorneys General Act. The relief sought by plaintiffs include unpaid overtime compensation, liquidated damages, pre- and post-judgment interest, damages in the amount of twice the unpaid overtime wages due, and civil penalties.

CSC’s position is that its system administrators have the job duties, responsibilities, and salaries of exempt employees and are properly classified as exempt from overtime compensation requirements. CSC’s Motion to Transfer Venue was denied in February 2015.

On June 9, 2015, the Court entered an order granting the plaintiffs’ motion for conditional certification of the class of system administrators. The Strauch putative class includes more than 4,000 system administrators, of whom 1,865 are employed by the Computer Sciences GS Business and the remainder of whom are employed by CSC. Courts typically undertake a two-stage review in determining whether a suit may proceed as a class action under the FLSA. In its order, the Court noted that, as a first step, the Court examines pleadings and affidavits, and if it finds that proposed class members are similarly situated, the class is conditionally certified. Potential class members are then notified and given an opportunity to opt-in to the action. The second step of the class certification analysis occurs upon completion of discovery. At that point, the Court will examine all evidence then in the record to determine whether there is a sufficient basis to conclude that the proposed class members are similarly situated. If it is determined that they are, the case will proceed to trial; if it is determined they are not, the class is decertified and only the individual claims of the purported class representatives proceed. The Business’s position in this litigation continues to be that the employees identified as belonging to the conditional class were paid in accordance with the FLSA.

CECOM Rapid Response Demand Letter

On July 12, 2013, the U.S. Army’s Communications-Electronics Command (“CECOM”) issued a demand letter based upon DCAA audit reports and Forms 1, for reimbursement in the amount of $235,155 in costs that CSC allegedly overcharged under its Rapid Response (“R2”) contract (Contract No. DAAB07-03-D-B007) by placing CSC, interdivisional, teammate, and vendor employees in R2 labor categories for which they were not qualified. CSC’s position has been that, in most instances, the individuals in question met the contract requirements for their labor categories, and that, in all instances, DCAA and CECOM have ignored the value the government received for CSC’s work. CSC and CECOM have engaged in discussions in an attempt to resolve this issue but, at this point in time, there can be no assurance that the parties will be able to resolve their differences, in which case the Business would litigate this matter.

NetCracker Technology Corp.

In August 2013, CSC received a Civil Investigative Demand from the U.S. Department of Justice’s Civil Division seeking documents and information regarding CSC’s contract with the Defense Information Systems Agency (“DISA”) and its subcontract with NetCracker Technology Corp. (“NetCracker”). Since that time, CSC has cooperated with a government investigation into issues on this subcontract. On March 26, 2015, CSC received a letter from the Civil Division claiming that CSC violated the False Claims Act and breached its contract with DISA based upon actions taken by NetCracker in performing its work on the subcontract. The U.S. federal government’s letter asserted that its single damages from CSC “could be” $15,480. Because the government has not yet filed a lawsuit making a particularized claim, potential claimed damages may be different from those thus far asserted. Nevertheless in our experience it would be unusual and unlikely for the government to make a materially higher claim for its single damages. In addition, the False Claims Act permits the U.S. federal government to recover treble

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

damages and penalties. The Business has taken the position that it has not engaged in any conduct that would violate the False Claims Act.

DynCorp

In connection with CSC's acquisition of DynCorp in 2003 and its divestiture of substantially all of that business in two separate transactions (in 2005 to The Veritas Capital Fund II L.P, and DI Acquisition Corp. and in 2013 to Pacific Architects and Engineers, Incorporated (collectively, the "DynCorp Divestitures")), CSC assumed and Computer Sciences GS Business will retain various environmental indemnities of DynCorp and its former subsidiaries arising from environmental representations and warranties under which DynCorp agreed to indemnify the purchasers of its subsidiaries DynAir Tech and DynAir Services by Sabreliner Corporation and ALPHA Airports Group PLC, respectively. As part of the DynCorp Divestitures, CSC also assumed and Computer Sciences GS Business will also retain indemnities for insured litigation associated with dormant suits by former employees of
DynCorp subsidiaries alleging exposure to asbestos and other substances; other indemnities related to a 2001 case arising from counter-narcotics spraying in Colombia under a U.S. Department of State contract and the associated coverage litigation involving the aviation insurance underwriters; and an environmental remediation case involving HRI, a former wholly-owned subsidiary of DynCorp, in Lawrenceville, New Jersey. Computer Sciences GS Business does not anticipate any material adverse effect on its financial position, results of operations and cash flows from these indemnities.

The Computer Sciences GS Business accrues a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated under ASC 450. The Computer Sciences GS Business believes it has appropriately recognized liabilities for any such matters. In addition to the matters noted above, the Computer Sciences GS Business is currently party to a number of disputes which involve or may involve litigation. Regarding other matters that may involve actual or threatened disputes or litigation, the Computer Sciences GS Business, in accordance with the applicable reporting requirements, provides disclosure of such matters for which the likelihood of material loss is reasonably possible. The Computer Sciences GS Business assessed reasonably possible losses for all other such pending legal or other proceedings in the aggregate and concluded that the range of potential loss is not material.

The Computer Sciences GS Business also considered the requirements regarding estimates used in the disclosure of contingencies under ASC Subtopic 275-10, Risks and Uncertainties. Based on that guidance, the Computer Sciences GS Business determined that supplemental accrual and disclosure was not required for a change in estimate that involves contingencies because the Computer Sciences GS Business determined that it was not reasonably possible that a change in estimate will occur in the near term. The Computer Sciences GS Business reviews contingencies during each interim period and adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.
Note 19—Subsequent events
The Computer Sciences GS Business evaluated subsequent events for recognition or disclosure through July 10, 2015, the date the Combined Financial Statements were available to be issued.
On April 21, 2015, CSC entered into a Master Accounts Receivable Purchase Agreement between CSC, as seller, and The Royal Bank of Scotland, PLC as purchaser (the “Purchase Agreement”), along with Mitsubishi UFJ Financial Group Ltd. and Bank of Nova Scotia, each as a participant. The structured transaction results in the continuous non-recourse true sale of eligible receivables. The Purchase Agreement establishes a receivables purchase facility (the “Facility”) that provides for up to $450,000 in funding based on the availability of eligible receivables and the satisfaction of certain conditions. The Facility is an uncommitted facility that has a term of one year, unless earlier terminated by CSC or the purchaser (or participants). Under the Facility, CSC has sold eligible Computer Sciences GS Business receivables, including both receivables that have already been billed under an invoice and also certain unbilled receivables arising from contracts where CSC has performed work under a cost-plus-fixed-fee or time-and-materials contract and other required conditions.

Computer Sciences GS Business
Notes to the Combined Financial Statements
Dollars in thousands, except per share data

On April 27, 2015, CSC completed the divestiture of Welkin Associates Limited (“Welkin”), its U.S.-based provider of systems engineering and technical assistance services to the Intelligence Community and other DoD clients. The Welkin business was included in the Computer Sciences GS Business. This divestiture will not be reported within discontinued operations in accordance with provisions of ASU 2014-08 (Note 1). Total consideration received is $34,000, and the after-tax gain on sale is estimated to be approximately $14,000.
* * * * *

Computer Sciences GS Business
Selected Quarterly Financial Data (Unaudited)

	Fiscal 2015
(Dollars in thousands)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$1,033,307	$1,036,288	$999,033	$1,001,118
Costs of services (excludes depreciation and amortization and restructuring costs)	835,033	819,824	815,595	811,849
Income from continuing operations before taxes	112,332	126,044	90,546	99,786
Income from continuing operations, net of taxes	71,067	78,513	56,646	61,486
Loss from discontinued operations, net of taxes	(1,423)	—	(288)	(166)
Net income attributable to Parent	65,295	73,605	55,138	57,719

	Fiscal 2014
(Dollars in thousands)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$1,046,275	$1,055,667	$993,460	$1,007,234
Costs of services (excludes depreciation and amortization and restructuring costs)	842,166	826,313	801,833	877,038
Income from continuing operations before taxes	116,182	138,164	96,569	49,361
Income from continuing operations, net of taxes	73,170	87,063	61,108	32,377
Income (loss) from discontinued operations, net of taxes	3,014	63,226	(857)	(783)
Net income attributable to Parent	73,146	139,647	55,910	27,679

Computer Sciences GS Business
Combined Condensed Balance Sheets (unaudited)

	As of
(Dollars in thousands)	October 2, 2015	April 3, 2015
Current assets
Cash and cash equivalents	$9,750	$4,979
Receivables, net of allowance for doubtful accounts of $14,337 (fiscal 2016) and $14,733 (fiscal 2015)	471,986	696,727
Prepaid expenses and other current assets	77,358	92,665
Total current assets	559,094	794,371

Intangible and other assets
Goodwill	791,779	802,582
Customer-related and other intangible assets, net of accumulated amortization of $157,835 (fiscal 2016) and $150,295 (fiscal 2015)	25,865	33,405
Software, net of accumulated amortization of $79,160 (fiscal 2016) and $75,544 (fiscal 2015)	41,484	35,261
Other assets	57,325	58,931
Total intangible and other assets	916,453	930,179

Property and equipment, net of accumulated depreciation of $723,659 (fiscal 2016) and $696,796 (fiscal 2015)	437,909	436,732
Total assets	$1,913,456	$2,161,282

Current liabilities
Accounts payable	$139,751	$130,551
Accrued payroll and related costs	88,986	109,539
Accrued expenses and other current liabilities	398,071	440,606
Current capital lease liability	19,212	21,351
Deferred income tax liabilities	60,817	89,608
Total current liabilities	706,837	791,655

Noncurrent capital lease liability	132,195	129,933
Noncurrent deferred income tax liabilities	92,481	63,689
Other long-term liabilities	93,929	80,957
Parent equity
Net Parent investment	862,328	1,067,492
Accumulated other comprehensive loss	(2,409)	(405)
Noncontrolling interests	28,095	27,961
Total Parent equity	888,014	1,095,048
Total liabilities and Parent equity	$1,913,456	$2,161,282

See accompanying notes to Combined Condensed Financial Statements (unaudited)

Computer Sciences GS Business
Combined Condensed Statements of Operations (unaudited)

	Three Months Ended		Six Months Ended
(Dollars in thousands)	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014

Revenue	$967,146	$1,033,776	$1,923,950	$2,064,377
Related party revenue	1,907	2,512	4,035	5,218
Total revenue	969,053	1,036,288	1,927,985	2,069,595

Cost of services	754,956	817,312	1,527,886	1,649,639
Related party cost of services	1,907	2,512	4,035	5,218
Total cost of services (excludes depreciation and amortization)	756,863	819,824	1,531,921	1,654,857
Selling, general and administrative expenses	44,122	48,356	84,752	91,741
Depreciation and amortization	34,714	35,649	67,666	71,047
Separation and merger costs	41,508	—	56,285	—
Interest expense, net	5,472	5,509	10,953	11,209
Other (income) expense, net	(1,758)	906	(21,085)	2,365
Total costs and expenses	880,921	910,244	1,730,492	1,831,219

Income from continuing operations before taxes	88,132	126,044	197,493	238,376
Income tax expense	35,407	47,531	77,798	88,796
Income from continuing operations	52,725	78,513	119,695	149,580
Loss from discontinued operations, net of taxes	—	—	—	(1,423)
Net income	52,725	78,513	119,695	148,157
Less: noncontrolling interests	4,836	4,908	9,129	9,257
Net income attributable to Parent	$47,889	$73,605	$110,566	$138,900

See accompanying notes to Combined Condensed Financial Statements (unaudited)

Computer Sciences GS Business
Combined Condensed Statements of Comprehensive Income (unaudited)

	Three Months Ended		Six Months Ended
(Dollars in thousands)	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014

Net income	$52,725	$78,513	$119,695	$148,157

Other comprehensive (loss) income
Amortization of prior service cost	(770)	8	(1,543)	17
Foreign currency translation adjustments	(535)	(737)	(456)	(309)
Other comprehensive loss	(1,305)	(729)	(1,999)	(292)

Comprehensive income	51,420	77,784	117,696	147,865
Less: comprehensive income attributable to noncontrolling interest	4,836	4,908	9,129	9,257
Comprehensive income attributable to Parent	$46,584	$72,876	$108,567	$138,608

See accompanying notes to Combined Condensed Financial Statements (unaudited)

Computer Sciences GS Business
Combined Condensed Statements of Changes in Parent Equity (unaudited)

(Dollars in thousands)	Net Parent Investment	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Parent Equity
Balance at April 3, 2015	$1,067,492	$(405)	$27,961	$1,095,048
Net income	110,566	—	9,129	119,695
Pension and other postretirement plans	—	(1,548)	5	(1,543)
Foreign currency translation adjustment	—	(456)	—	(456)
Net transfers to Parent	(315,730)	—	(9,000)	(324,730)
Balance at October 2, 2015	$862,328	$(2,409)	$28,095	$888,014

(Dollars in thousands)	Net Parent Investment	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Parent Equity
Balance at March 28, 2014	$1,128,752	$(743)	$30,876	$1,158,885
Net income	138,900	—	9,257	148,157
Pension and other postretirement plans	—	13	4	17
Foreign currency translation adjustment	—	(309)	—	(309)
Net transfers to Parent	(165,423)	—	(8,999)	(174,422)
Balance at October 3, 2014	$1,102,229	$(1,039)	$31,138	$1,132,328

See accompanying notes to Combined Condensed Financial Statements (unaudited)

Computer Sciences GS Business
Combined Condensed Statements of Cash Flows (unaudited)

(Dollars in thousands)	Six Months Ended
	October 2, 2015	October 3, 2014
Cash flows from operating activities:
Net income	$119,695	$148,157
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	67,666	71,047
Stock-based compensation	4,109	8,560
Net (gain) loss on dispositions of businesses and assets	(11,124)	1,057
Amortization of above market contract intangibles	4,580	4,944
Changes in assets and liabilities, net of acquisitions and dispositions:
Decrease in assets	236,846	60,279
Decrease in liabilities	(55,840)	(38,637)
Cash provided by operating activities	365,932	255,407

Cash flows from investing activities:
Purchases of property and equipment	(37,811)	(25,226)
Software purchased and developed	(10,027)	(2,005)
Payments for acquisitions, net of cash acquired	86	(35,514)
Proceeds from business dispositions	34,000	3,000
Proceeds from disposals of assets	681	4,571
Cash used in investing activities	(13,071)	(55,174)

Cash flows from financing activities:
Payments on lease liability	(9,762)	(15,144)
Net transfers to Parent	(338,328)	(180,189)
Cash used in financing activities	(348,090)	(195,333)

Net increase in cash and cash equivalents	4,771	4,900
Cash and cash equivalents at beginning of period	4,979	3,979
Cash and cash equivalents at end of period	$9,750	$8,879

Supplemental cash flow information:
Cash paid for taxes	$77,798	$88,464
Cash paid for interest	$10,187	$11,443
Capital expenditures in accounts payable and accrued expenses	$11,420	$4,769

See accompanying notes to Combined Condensed Financial Statements (unaudited)

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Note 1 - Basis of Presentation and Recent Accounting Pronouncements

CSRA, Inc. (“CSRA”) is a provider of IT services to the U.S. federal government. CSRA delivers IT, mission, and operations-related services across the U.S. federal government to the Department of Defense (“DoD”), Intelligence Community and homeland security, civil and healthcare agencies, as well as to certain state and local government agencies through two segments: (1) Defense and Intelligence and (2) Civil.

On November 27, 2015, Computer Sciences Corporation (“CSC” or “Parent”) completed the spin-off of CSRA, including the Computer Sciences GS Business (as defined in the Information Statement attached as Exhibit 99.1 to CSRA’s Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “SEC”) to CSC shareholders of record (the “Spin-Off”). To effect the separation, CSC distributed all of the shares of CSRA common stock on a pro rata basis to the record holders of CSC common stock. Following the distribution of shares CSC and CSRA paid a special dividend which, in aggregate, totaled $10.50 per share. Of that $10.50 per share dividend, $2.25 was paid by CSC and $8.25 was paid by CSRA.

Following the Spin-Off, on November 30, 2015 CSRA also completed its previously announced mergers which resulted in SRA Companies, Inc. (“SRA”) merging with and into a wholly-owned subsidiary of CSRA (the “Mergers”). As a result, SRA International, Inc. became an indirect wholly-owned subsidiary of CSRA. Pursuant to the Agreement and Plan of Merger, dated as of August 31, 2015, by and among CSRA, CSC, SRA, SRA International, Inc., Star First Merger Sub Inc,. Star Second Merger Sub LLC and certain stockholders of SRA Parent (the “Merger Agreement”). CSRA agreed to pay merger consideration consisting of cash and shares of CSRA. Merger consideration consisted of (1) $390,000 in cash and (2) shares of CSRA common stock representing in the aggregate approximately 15.32% of the total number of shares of CSRA common stock outstanding immediately after the Mergers were completed.

CSRA’s Amendment No. 6 to the Registration Statement on Form 10, filed with the SEC (the “Form 10”), was declared effective on November 6, 2015. CSRA common stock began regular-way trading on the New York Stock Exchange on November 30, 2015 under the ticker symbol CSRA.

The interim period unaudited Combined Condensed Financial Statements included herein, as of October 2, 2015 and for the three and six months ended October 2, 2015 and October 3, 2014, have been derived from the interim unaudited consolidated condensed financial statements and accounting records of CSC as if the Computer Sciences GS Business operated on a standalone basis during the periods presented and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the SEC. Certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited Combined Condensed Financial Statements as of and for the three and six months ended October 2, 2015 and October 3, 2014 should be read in conjunction with the audited Combined Financial Statements and the combined notes included in the Information Statement attached as Exhibit 99.1 to the Form 10 filed on November 6, 2015 (the “Form 10 Information Statement”). In the opinion of management, all adjustments considered necessary for fair presentation of the results of the interim period presented have been included.

Historically, the Computer Sciences GS Business consisted of the business of CSC’s North American Public Sector segment and did not operate as a separate, standalone entity. The Computer Sciences GS Business operated as part of CSC and its financial position and the related results of operations, cash flows and changes in parent equity have been reported in CSC’s Consolidated Financial Statements. After the spin-off, CSC does not have any beneficial ownership of CSRA or the Computer Sciences GS Business results will not be consolidated in CSC’s financial results.
The historical results of operations, financial position, and cash flows of the Computer Sciences GS Business presented in these unaudited Combined Condensed Financial Statements may not be indicative of what they would have been had the Computer Sciences GS Business actually been a separate standalone entity, nor are they necessarily indicative of the Computer Sciences GS Business’s or CSRA’s future results of operations, financial position and cash flows.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

The unaudited Combined Condensed Financial Statements and notes of the Computer Sciences GS Business include Computer Sciences Government Services Inc., its subsidiaries, and the joint ventures and partnerships over which the Computer Sciences GS Business has a controlling financial interest. The Computer Sciences GS Business uses the equity method to account for investments in business entities that it does not control if it is otherwise able to exert significant influence over the entities’ operating and financial policies. The unaudited Combined Condensed Financial Statements include certain assets and liabilities that are held by CSC that are specifically identifiable or otherwise attributable to the Computer Sciences GS Business. All intercompany transactions and balances within the Computer Sciences GS Business have been eliminated. CSC's cash has not been assigned to the Computer Sciences GS Business for any of the periods presented because those cash balances are not directly attributable to it. The Computer Sciences GS Business reflects transfers of cash to and from CSC's cash management system as a component of Net Parent investment on the unaudited Combined Condensed Balance Sheets. CSC's long-term debt has not been attributed to the Computer Sciences GS Business for any of the periods presented because CSC's borrowings are neither directly attributable to nor is the Computer Sciences GS Business the legal obligor of such borrowings. Transactions between the Computer Sciences GS Business and other businesses of CSC are reflected as related party transactions (Note 2).
The unaudited Combined Condensed Financial Statements include all revenues and costs directly attributable to the Computer Sciences GS Business and an allocation of expenses related to certain CSC corporate functions including, but not limited to, senior management, legal, human resources, finance, IT and other shared services. These expenses have been allocated to the Computer Sciences GS Business based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, square footage, number of transactions or other measures. The Computer Sciences GS Business considers these allocations to be a reasonable reflection of the utilization of services by, or benefit provided to it. However, the allocations may not be indicative of the actual expense that would have been incurred had the Computer Sciences GS Business operated as an independent, standalone entity for the periods presented.
CSC maintains various benefit and stock-based compensation plans at a corporate level and other benefit plans at a subsidiary level. The employees of the Computer Sciences GS Business participate in those programs and a portion of the cost of those plans is included in the unaudited Combined Condensed Financial Statements. However, the unaudited Combined Condensed Balance Sheets do not include any net benefit plan obligations unless the benefit plan covers only the Computer Sciences GS Business's active, retired and other former employees or any expense related to stock based compensation plans. See Notes 8 and 10 to the unaudited Combined Condensed Financial Statements for a further description of the accounting for our benefit plans and stock-based compensation, respectively.
The Computer Sciences GS Business reports its results based on a fiscal year convention that comprises four thirteen-week quarters. Every fifth year includes an additional week in the first quarter to prevent the fiscal year from moving from an approximate end of March date. As a result, the first quarter of fiscal 2015 was a fourteen-week quarter.
The Computer Sciences GS Business’s income from continuing operations before taxes and noncontrolling interest included the following adjustments due to changes in estimated profitability on fixed price contracts accounted for under the percentage-of-completion method, for the three and six months ended October 2, 2015 and October 3, 2014:

	Three Months Ended		Six Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Gross favorable	$19,772	$34,645	$44,423	$57,794
Gross unfavorable	(1,685)	(6,387)	(5,296)	(8,734)
Total net adjustments, before taxes and noncontrolling interests	$18,087	$28,258	$39,127	$49,060

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Unbilled recoverable amounts under contracts in progress do not have an allowance for credit losses, and therefore, any adjustments to unbilled recoverable amounts under contracts in progress related to credit quality would be accounted for as a reduction of revenue. Unbilled recoverable amounts under contracts in progress resulting from sales, primarily to the U.S. and other governments, that are expected to be collected after one year totaled $10,770 and $12,222 as of October 2, 2015 and April 3, 2015, respectively.

Depreciation expense was $29,114 and $29,242 for the three months ended October 2, 2015 and October 3, 2014, respectively. Depreciation expense was $56,737 and $58,528 for the six months ended October 2, 2015 and October 3, 2014, respectively.

New Accounting Standards
During the six months ended October 2, 2015, the Computer Sciences GS Business adopted the following Accounting Standard Update (“ASU”):
In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”), which changes the requirements for reporting discontinued operations in Subtopic 205-20 “Presentation of Financial Statements - Discontinued Operations.” The ASU changes the definition of discontinued operations by limiting discontinued operations reporting to disposals that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. Under the previous guidance, many disposals, some of which have been routine in nature and not representative of a substantive change in an entity’s strategy, were reported in discontinued operations. ASU 2014-08 requires expanded disclosures for discontinued operations designed to provide users of financial statements with more information about the assets, liabilities, revenues, expenses and cash flows related to discontinued operations. ASU 2014-08 also requires an entity to disclose the pretax profit or loss (or change in net assets for a not-for-profit entity) of an individually significant component of an entity that does not qualify for discontinued operations reporting. The adoption of ASU 2014-08, effective as of April 4, 2015, did not have a material impact on the Computer Sciences GS Business's unaudited Combined Condensed Financial Statements.

Standards Issued But Not Yet Effective

The following ASUs were recently issued but have not yet been adopted by the Computer Sciences GS Business:

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740), “Balance Sheet Classification of Deferred Taxes”. This ASU eliminates the current requirement for an entity to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. ASU 2015-17 will be effective for the Computer Sciences GS Business in fiscal 2018 and interim reporting periods within that year. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Computer Sciences GS Business is currently evaluating the effect of the adoption of this guidance on the Computer Sciences GS Business’s Combined Condensed Financial Statements.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805), “Simplifying the Accounting for Measurement Period Adjustments”. This ASU requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Computer Sciences GS Business believes based on recent acquisitions that the impact that the adoption of ASU 2015-16 is immaterial. ASU 2015-16 will be effective for the Computer Sciences GS Business in FY 2017.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition” and some cost guidance included in Accounting Standards Codification (ASC) Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts.” The core principle of ASU 2014-09 is that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which Computer Sciences GS Business expects to be entitled in exchange for those goods or services. ASU 2014-09 requires the disclosure of sufficient information to enable users of Computer Sciences GS Business's financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. Computer Sciences GS Business will also be required to disclose information regarding significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. Early adoption is not allowed. ASU 2014-09 provides two methods of retrospective application. The first method would require Computer Sciences GS Business to apply ASU 2014-09 to each prior reporting period presented. The second method would require Computer Sciences GS Business to retrospectively apply ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. Computer Sciences GS Business expects that ASU 2014-09 will be effective for Computer Sciences GS Business beginning in fiscal 2019 as a result of ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date" which was issued by the FASB in August 2015 and permits a one-year delay of the original effective date. The Computer Sciences GS Business is currently evaluating the impact that the adoption of ASUs 2014-09 and 2015-14 may have on Computer Sciences GS Business’s Combined Condensed Financial Statements.

Other recently issued ASUs effective after October 2, 2015 are not expected to have a material effect on Computer Sciences GS Business's unaudited Combined Condensed Financial Statements.

Note 2—Related party transactions and corporate allocations
Corporate allocations
The unaudited Combined Condensed Statements of Operations, unaudited Statements of Comprehensive Income and unaudited Statements of Cash Flows include an allocation of general corporate expenses from Parent. The financial information in these unaudited Combined Condensed Financial Statements does not necessarily include all the expenses that would have been incurred by the Computer Sciences GS Business had it been a separate, standalone entity. The management of the Computer Sciences GS Business considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, it. The allocation methods include relative headcount, actual services rendered and relative space utilization. Allocations for management costs and corporate support services provided to the Computer Sciences GS Business totaled $48,032 and $54,966 for the three months ended October 2, 2015 and October 3, 2014, respectively, and $104,669 and $115,212 for the six months ended October 2, 2015 and October 3, 2014, respectively. These amounts include costs for corporate functions including, but not limited to, senior management, legal, human resources, finance, IT and other shared services.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Net Transfers to Parent
A reconciliation of Net transfers to Parent in the unaudited Combined Condensed Statements of Changes in Parent Equity to the corresponding amount presented on the unaudited Combined Condensed Statements of Cash Flows for all periods presented is as follows:

	Six Months Ended
	October 2, 2015	October 3, 2014
Net transfers to Parent per unaudited Combined Condensed Statements of Changes in Parent Equity	$324,730	$174,422
Stock-based compensation	4,109	8,560
Net transfers of property, plant and equipment from (to) Parent	5,060	(2,821)
Net transfers of internally developed and purchased software from Parent	629	28
Net transfers of capital lease obligations	3,800	—
Total Net transfers to Parent per unaudited Combined Condensed Statements of Cash Flows	$338,328	$180,189
Note 3 - Acquisitions and Divestitures

Fiscal 2015 Acquisition
On July 31, 2014, the Computer Sciences GS Business acquired Tenacity Solutions for $35,429 in an all-cash transaction. The Computer Sciences GS Business acquired this entity primarily to enhance its cyber security, systems engineering and software development service offerings in the federal intelligence sector. The purchase price was allocated to assets acquired and liabilities assumed based on fair value at the date of acquisition, as follows: $3,876 to current assets, $9,400 to an intangible asset other than goodwill, $8,447 to current liabilities and $30,600 to goodwill. The intangible asset, which is associated with the Computer Sciences GS Business’s customer relationships and government programs, is being amortized over 15 years. The goodwill is expected to be tax deductible. The acquisition of Tenacity is reported in the Defense and Intelligence segment. The pro forma financial information for this acquisition was not presented because the effects of this acquisition were not material to the Computer Sciences GS Business’s combined results.
Fiscal 2016 Divestiture

On April 27, 2015, the Computer Sciences GS Business divested its wholly-owned subsidiary, Welkin Associates Limited (“Welkin”), a provider of systems engineering and technical assistance services to the intelligence community and other U.S. Department of Defense clients. The Computer Sciences GS Business received consideration of $34,000, and recorded a pre-tax gain on sale of $18,464, which is included in Other income, net on the unaudited Combined Condensed Statement of Operations. Included in the divested net assets of $13,788 was $10,717 of goodwill and transaction costs of $1,748. The divestiture did not qualify to be presented as discontinued operations as it did not represent a strategic shift that would have a major effect on the Computer Sciences GS Business’s operations and financial results.
Fiscal 2015 Divestiture

During the first quarter of fiscal 2015, the Computer Sciences GS Business recorded a $1,423 loss from discontinued operations, net of taxes related to the divestiture of its base operations, aviation and ranges services business unit, the Applied Technology Division (“ATD”), during Fiscal 2014, which included $513 related to the resolution of certain contingencies and $910 for net working capital adjustments which reduced the total gain on the sale.

Note 4 - Sale of Receivables

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

On April 21, 2015, CSC entered into a Master Accounts Receivable Purchase Agreement (the "Purchase Agreement") with The Royal Bank of Scotland, PLC (“RBS”) as Purchaser, along with Mitsubishi UFJ Financial Group Ltd. and Bank of Nova Scotia, each as a Participant, for the continuous non-recourse sale of the Computer Sciences GS Business’s eligible trade receivables. Subsequent to entering into the Purchase Agreement, RBS assigned its rights as a purchaser to The Bank of Tokyo-Mitsubishi UFJ, Ltd (“BTMU”), and the Purchase Agreement was amended to add CSC Government Solutions LLC as a seller, and BTMU, The Bank of Nova Scotia, and Mizuho Bank, Ltd. each as a purchaser. The amended agreement also converted the receivables purchase facility (the “Facility”) to a committed facility, extended the initial term to a two-year period and added Computer Sciences GS Business, Inc. as a guarantor.
Under the Facility, CSC and CSC Government Solutions LLC can sell up to $450,000 of the Computer Sciences GS Business’s eligible receivables, including billed receivables and certain unbilled receivables arising from “cost plus fixed fee” and “time and materials” contracts. The sellers has no retained interests in the transferred receivables and only performs collection and administrative functions for the Purchaser for a servicing fee.

The Computer Sciences GS Business accounts for these receivable transfers as sales under ASC 860 "Transfers and Servicing" and derecognizes the sold receivables from its unaudited Combined Condensed Balance Sheets. The fair value of the sold receivables approximated their book value due to their short-term nature, and as a result no gain or loss on sale of receivables was recorded. The Computer Sciences GS Business estimated that its servicing fee was at fair value and therefore, no servicing asset or liability related to these services was recognized as of October 2, 2015.

During the three and six months ended October 2, 2015, CSC sold $618,553 and $1,332,568, respectively, of Computer Sciences GS Business’s billed and unbilled receivables. Collections corresponding to these receivable sales were $608,974 and $1,156,535 for the three and six months ended October 2, 2015, respectively. As of October 2, 2015, there was also $7,408 of cash collected by CSC but not remitted to purchasers. The Computer Sciences GS Business incurred purchase discount and administrative fees of $513 and $884 for the three and six months ended October 2, 2015, respectively. These fees were recorded within other (income) expense, net in the unaudited Combined Condensed Statement of Operations.
The net impact of the accounts receivable sales was $9,066 and $176,149 for the three and six months ended October 2, 2015, respectively. The net cash proceeds under the Facility are reported as operating activities in the unaudited Combined Condensed Statement of Cash Flows because both cash received from purchases and cash collections are not subject to significant interest rate risk.

Note 5 - Goodwill and Other Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill by segment for the six months ended October 2, 2015:

	Defense and Intelligence	Civil	Total
Balance as of April 3, 2015	$491,397	$311,185	$802,582
Welkin Divestiture	(10,717)	—	(10,717)
Tenacity Solutions Acquisition Working Capital Adjustment	(86)	—	(86)
Balance as of October 2, 2015	$480,594	$311,185	$791,779
The Computer Sciences GS Business tests goodwill for impairment on an annual basis, as of the first day of the second fiscal quarter, and between annual tests if an event occurs, or circumstances change, that would more likely

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

than not reduce the fair value of a reporting unit below its carrying amount. For the Computer Sciences GS Business’s annual goodwill impairment assessment as of July 4, 2015, the Computer Sciences GS Business first assesses qualitative factors to determine whether events or circumstances existed that would lead the Computer Sciences GS Business to conclude that it is more likely than not that the fair value of any of its reporting units was below their carrying amounts. If the Computer Sciences GS Business determines that it is not more likely than not, then proceeding to step one of the two-step goodwill impairment test is not necessary. The Computer Sciences GS Business chose to bypass the initial qualitative assessment and proceeded directly to the first step of the impairment test for all reporting units. Based on the results of the first step of the impairment test, the Computer Sciences GS business concluded that the fair value of each reporting unit significantly exceeded its carrying value and therefore the second step of the goodwill impairment test was not required.
As of October 2, 2015, the Computer Sciences GS Business assessed whether there were events or changes in circumstances that would more likely than not reduce the fair value of any of its reporting units below its carrying amount and require goodwill to be tested for impairment. The Computer Sciences GS Business determined that there have been no such indicators and therefore, it was unnecessary to perform an interim goodwill impairment assessment as of October 2, 2015.

Other Intangible Assets

A summary of amortizable intangible assets is as follows:

	As of
	October 2, 2015
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer-related intangibles	$130,150	$(112,747)	$17,403
Other intangible assets	53,550	(45,088)	8,462
Software	120,644	(79,160)	41,484
Total intangible assets	$304,344	$(236,995)	$67,349

	As of
	April 3, 2015
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer-related intangibles	$130,150	$(110,449)	$19,701
Other intangible assets	53,550	(39,846)	13,704
Software	110,805	(75,544)	35,261
Total intangible assets	$294,505	$(225,839)	$68,666
Amortization expense for the three months ended October 2, 2015 and October 3, 2014 was $7,890 and $8,879, respectively, including amortization of contract-related intangible assets as a reduction to revenues of $2,290 and $2,472 in each of the respective years. Amortization expense for the six months ended October 2, 2015 and October 3, 2014 was $15,509 and $17,463, respectively, including amortization of contract-related intangible assets as a reduction to revenues of $4,580 and $4,944 in each of the respective years.
Estimated amortization related to intangible assets as of October 2, 2015, for the remainder of fiscal year 2016 is $15,087, and for each of the fiscal years 2017, 2018, 2019 and 2020, is as follows: $18,840, $11,780, $7,919, and $5,328, respectively.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Purchased and internally developed software (for both external and internal use), net of accumulated amortization, consisted of the following:

	As of
	October 2, 2015	April 3, 2015
Purchased software	$36,953	$30,864
Internally developed software for external use	3,231	2,950
Internally developed software for internal use	1,300	1,447
Total software	$41,484	$35,261
Amortization expense related to purchased software was $3,607 and $3,784 for the three months ended October 2, 2015 and October 3, 2014, respectively. Amortization expense related to internally developed software for external use was $449 and $619 for the three months ended October 2, 2015 and October 3, 2014, respectively. Amortization expense related to internally developed software for internal use was $73 and $73 for the three months ended October 2, 2015 and October 3, 2014, respectively.
Amortization expense related to purchased software was $7,074 and $7,367 for the six months ended October 2, 2015 and October 3, 2014, respectively. Amortization expense related to internally developed software for external use was $749 and $1,237 for the six months ended October 2, 2015 and October 3, 2014, respectively. Amortization expense related to internally developed software for internal use was $147 and $147 for the six months ended October 2, 2015 and October 3, 2014, respectively.
Estimated amortization expense related to purchased and internally developed software, as of October 2, 2015, for the remainder of fiscal 2016 is $8,307, and for each of the fiscal years 2017, 2018, 2019 and 2020, is as follows: $13,142, $9,438, $5,870 and $3,668, respectively.

Note 6—Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of
	October 2, 2015	April 3, 2015
Accrued contract costs	$191,778	$212,155
Deferred revenue	147,775	174,022
Accrued expenses	49,817	45,164
Other	8,701	9,265
Total	$398,071	$440,606

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Note 7 - Income Taxes

The Computer Sciences GS Business's effective tax rate on income from continuing operations (“ETR”) was 40.2% and 39.4% for the three and six months ended October 2, 2015, respectively, and 37.7% and 37.3% for the three and six months ended October 3, 2014, respectively. The higher ETR for the three months ended October 2, 2015 was primarily driven by non-deductible one-time separation costs related to the Computer Sciences GS Business. The higher ETR for the six months ended October 2, 2015 was primarily driven by non-deductible goodwill related to the Welkin divestiture and non-deductible one-time separation costs related to the Computer Sciences GS Business.

There were no material changes to uncertain tax positions as of the second quarter of fiscal 2016 compared to the fiscal 2015 year-end. The Computer Sciences GS Business is currently under examination in several tax jurisdictions. A summary of the tax years that remain subject to examination in certain of the Computer Sciences GS Business’s major tax jurisdictions are:

Jurisdiction:	Tax Years that Remain Subject to Examination (Fiscal Year Ending):
U.S. - federal	2008 and forward
U.S. - various states	2008 and forward

It is reasonably possible that changes to the Computer Sciences GS Business’s unrecognized tax benefits could be significant; however, due to the uncertainty regarding the timing of completion of audits and possible outcomes, a current estimate of the range of increases or decreases that may occur within the next twelve months is not expected to be material.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Note 8 - Pension and Other Post-Retirement Benefit Plans
CSC and its subsidiaries offer their employees a number of defined benefit and defined contribution plans, in which employees of the Computer Sciences GS Business participate. The defined benefit plans included both pension and other postretirement benefit plans (“OPEB”).
Defined Benefit Pension Plans
The defined benefit pension plans include both multi-employer and single employer plans. For the multi-employer plans, Parent retains the assets and liabilities and the Computer Sciences GS Business unaudited Combined Condensed Financial Statements reflect the service costs related to current employees of the Computer Sciences GS Business. The largest U.S. defined benefit pension plan was frozen in fiscal 2010 for most participants.
Single Employer Pension Plans
The net periodic pension benefit for the Computer Sciences GS Business pension plans include the following components:

Net periodic pension costs	Three Months Ended		Six Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Interest cost	$637	$659	$1,273	$1,317
Expected return on assets	(1,064)	(1,059)	(2,129)	(2,118)
Net periodic pension benefit	$(427)	$(400)	$(856)	$(801)

The weighted-averages of the assumptions used to determine net periodic pension cost for the three and six months ended October 2, 2015 and October 3, 2014 are as follows:

	Three Months Ended		Six Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Discount or settlement rates	3.9%	4.6%	3.9%	4.6%
Expected long-term rates of return on assets	7.9%	7.6%	7.9%	7.6%

The Computer Sciences GS Business did not contribute to the defined benefit pension plans during the three and six months ended October 2, 2015. CSRA expects to contribute $6 during the remainder of fiscal 2016.
Multi-employer Pension Plans
The Computer Sciences GS Business’s multi-employer pension plans did not incur any service costs for the three and six months ended October 2, 2015.
Defined Benefit Other Postretirement Benefit Plans
The defined benefit OPEB plans include both multi-employer and single employer plans. For the multi-employer plans, Parent retains the assets and liabilities and the Computer Sciences GS Business financial statements reflect the service costs related to current employees of the business.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Single Employer OPEB Plans

The Computer Sciences GS Business provides subsidized healthcare, dental and life insurance benefits for certain U.S. employees and retirees, primarily for individuals employed prior to August 1992.

Net periodic postretirement benefit costs	Three Months Ended		Six Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Service cost	$3	$3	$7	$6
Interest cost	121	224	242	448
Amortization of prior service (benefit) cost	(770)	8	(1,543)	17
Net periodic (benefit) cost	$(646)	$235	$(1,294)	$471
The weighted-averages of the assumptions used to determine net periodic postretirement benefit cost for the three and six months ended October 2, 2015 and October 3, 2014 are as follows:

	Three Months Ended		Six Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Discount or settlement rates	3.4%	4.0%	3.4%	4.0%
The Computer Sciences GS Business contributed $295 and $520 to the other post-retirement benefit plans during the three and six months ended October 2, 2015, respectively. The Computer Sciences GS Business expects to contribute an additional $712 during the remainder of fiscal 2016.

Multi-employer OPEB Plans
The Computer Sciences GS Business’s share of total service cost incurred by the multi-employer OPEB plans for the three and six months ended October 2, 2015 was $34 and $68, respectively. The contributions made by the Computer Sciences GS Business for the three and six months ended October 2, 2015 was $32 and $51, respectively. The Computer Sciences GS Business expects to contribute an additional $37 during the remainder of fiscal 2016.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Note 9 - Accumulated other comprehensive loss

The following tables show the activity in the components of other comprehensive (loss) income and reclassification adjustments for the three and six months ended October 2, 2015 and October 3, 2014, respectively. There were no tax impacts on the following activity in Accumulated other comprehensive loss:

For the Three Months Ended October 2, 2015
Foreign currency translation adjustments	$(535)
Amortization of prior service credit	(770)
Total other comprehensive loss	$(1,305)

For the Three Months Ended October 3, 2014
Foreign currency translation adjustments	$(737)
Amortization of prior service cost	8
Total other comprehensive loss	$(729)

For the Six Months Ended October 2, 2015
Foreign currency translation adjustments	$(456)
Amortization of prior service credit	(1,543)
Total other comprehensive loss	$(1,999)

For the Six Months Ended October 3, 2014
Foreign currency translation adjustments	$(309)
Amortization of prior service cost	17
Total other comprehensive loss	$(292)

The following tables show the changes in accumulated other comprehensive loss for the six months ended October 2, 2015 and October 3, 2014, respectively:

	Foreign Currency Translation Adjustments	Pension and Other Postretirement Benefit Plans	Accumulated Other Comprehensive Loss
Balance as of April 3, 2015	$(2,277)	$1,872	$(405)
Current-period other comprehensive income	(456)	—	(456)
Amounts reclassified from accumulated other comprehensive income, net of noncontrolling interests	—	(1,548)	(1,548)
Balance as of October 2, 2015	$(2,733)	$324	$(2,409)

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

	Foreign Currency Translation Adjustments	Pension and Other Postretirement Benefit Plans	Accumulated Other Comprehensive Loss
Balance as of March 28, 2014	$(608)	$(135)	$(743)
Current-period other comprehensive income	(309)	—	(309)
Amounts reclassified from accumulated other comprehensive income, net of noncontrolling interests	—	13	13
Balance as of October 3, 2014	$(917)	$(122)	$(1,039)

Note 10 - Stock Incentive Plans
Employee Incentives
CSC has two stock incentive plans which authorize the issuance of stock options, restricted stock units (“RSU”) and restricted stock awards to the Computer Sciences GS Business employees upon terms approved by Parent’s Compensation Committee of the Board of Directors. Parent issues authorized but previously unissued shares upon the exercise of stock options, the granting of restricted stock and the settlement of RSUs. As of October 2, 2015, 13,516,470 shares of CSC common stock were available for the grant of future stock options, restricted stock units or other stock-based incentives to employees of CSC and the Computer Sciences GS Business.
For the three and six months ended October 2, 2015 and October 3, 2014, the Computer Sciences GS Business recognized stock-based compensation expense as follows:

	Three Months Ended		Six Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Cost of services	$2,120	$1,333	$752	$3,655
Selling, general and administrative expenses	2,788	2,523	3,357	4,905
Total	$4,908	$3,856	$4,109	$8,560
Total, net of tax	$2,982	$2,343	$2,497	$5,201
The stock-based compensation listed above included the Computer Sciences GS Business’s share of Parent’s corporate and non-employee director grants for the three months ended October 2, 2015 and October 3, 2014 of $2,389 and $2,351, respectively. Stock-based compensation for the second quarter of fiscal 2016 increased $1,052 when compared to the second quarter of fiscal 2015, due to higher forfeitures in the second quarter of fiscal 2015 that did not recur in fiscal 2016.
The stock-based compensation listed above included the Computer Sciences GS Business’s share of Parent’s corporate and non-employee director grants for the six months ended October 2, 2015 and October 3, 2014 which was $2,984 and $4,428, respectively. The decrease in stock-based compensation was due to current quarter employee terminations, forfeitures as of the annual vesting date which occurs during the first quarter, and changes in the assumed forfeiture rate.
The Computer Sciences GS Business uses the Black-Scholes-Merton model in determining the fair value of options granted. The weighted-average grant date fair values of stock options granted during the six months ended October 2, 2015 and October 3, 2014 was $19.59 and $18.15 per share, respectively. In calculating the compensation expense for its stock incentive plans, the following weighted-average assumptions were used:

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

	Six Months Ended
	October 2, 2015	October 3, 2014
Risk-free interest rate	1.77%	2.03%
Expected volatility	31.72%	33.09%
Expected term (in years)	6.04	5.99
Dividend yield	1.39%	1.50%
For the six months ended October 2, 2015 and October 3, 2014, the Computer Sciences GS Business’s tax benefit realized for deductions from exercising stock options was $1,805 and $3,760, respectively.
Stock Options

The standard vesting schedule for stock options is one-third of the total stock option award on each of the first three anniversaries of the grant date. Stock options are generally exercisable for a term of ten years from the grant date. Information concerning stock options granted under the stock incentive plans is as follows:

	Number of Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at April 3, 2015	806,761	$47.18	6.13	$14,682
Granted	175,680	68.43
Net transfers*	(10,412)	49.64
Exercised	(75,126)	41.19
Canceled/Forfeited	(17,063)	60.63
Expired	(2,827)	53.62
Outstanding as of October 2, 2015	877,013	51.63	6.42	10,477
Vested and expected to vest in the future as of October 2, 2015	845,288	51.15	6.55	10,414
Exercisable as of October 2, 2015	521,259	45.19	5.12	8,974
*Represents option activity associated with employees who transferred between CSC and the Computer Sciences GS Business.

The intrinsic value of options exercised during the six months ended October 2, 2015 and October 3, 2014 was $1,896 and $7,346, respectively. The cash received from stock options exercised during the six months ended October 2, 2015 and October 3, 2014 was $3,095 and $18,662, respectively.
As of October 2, 2015, unrecognized compensation expense related to unvested stock options totaled $4,939, net of expected forfeitures. This cost is expected to be recognized over a weighted-average period of 2.13 years.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Restricted Stock Units

Information concerning RSUs granted under stock incentive plans is as follows:

	Number of Option Shares	Weighted Average Fair Value
Outstanding as of April 3, 2015	289,508	$46.99
Granted	84,150	67.48
Net transfers*	(191)	52.24
Released/Issued	(39,974)	39.72
Canceled/Forfeited	(22,350)	47.06
Outstanding as of October 2, 2015	311,143	53.53

*Represents award activity associated with employees who transferred between CSC and the Computer Sciences GS Business.

As of October 2, 2015, total unrecognized compensation expense related to unvested restricted stock units totaled $8,877, net of expected forfeitures. This cost is expected to be recognized over a weighted-average period of 2.06 years.

Note 11 - Segment Information
The Computer Sciences GS Business’s reportable segments are as follows:

•	Defense and Intelligence—The Defense and Intelligence segment provides services to the DoD, National Security Agency, branches of the Armed Forces and other DoD agencies.

•	Civil—The Civil segment provides services to various federal agencies within the Department of Homeland Security and other Civil agencies.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

The following table summarizes operating results by reportable segment:

	Defense and Intelligence	Civil	Total Segment	Corporate	Total
October 2, 2015
Total Assets	$1,160,640	$752,569	$1,913,209	$247	$1,913,456

Three Months Ended October 2, 2015
Revenues	$499,558	$469,495	$969,053	$—	$969,053
Operating Income (loss)	70,490	76,760	147,250	(66)	147,184
Depreciation and Amortization Expense	23,028	11,686	34,714	—	34,714

Six Months Ended October 2, 2015
Revenues	$1,006,149	$921,836	$1,927,985	$—	$1,927,985
Operating Income (loss)	134,427	138,041	272,468	(58)	272,410
Depreciation and Amortization Expense	45,335	22,331	67,666	—	67,666

As of April 3, 2015
Total Assets	1,330,761	830,413	2,161,174	108	2,161,282

Three Months Ended October 3, 2014
Revenues	$528,670	$507,618	$1,036,288	$—	$1,036,288
Operating Income (loss)	62,109	84,941	147,050	(37)	147,013
Depreciation and Amortization Expense	25,012	10,637	35,649	—	35,649

Six Months Ended October 3, 2014
Revenues	$1,088,113	$981,482	$2,069,595	$—	$2,069,595
Operating Income (loss)	122,480	159,914	282,394	(120)	282,274
Depreciation and Amortization Expense	49,421	21,626	71,047	—	71,047

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Operating income provides useful information to the Computer Sciences GS Business’s management for assessment of the Computer Sciences GS Business’s performance and results of operations and is one of the financial measures utilized to determine executive compensation. A reconciliation of combined operating income to income from continuing operations before taxes is as follows:

	Three Months Ended		Six Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Operating income	$147,184	$147,013	$272,410	$282,274
Corporate G&A	(13,830)	(14,554)	(28,764)	(30,324)
Separation and merger costs	(41,508)	—	(56,285)	—
Interest expense, net	(5,472)	(5,509)	(10,953)	(11,209)
Other income (expense), net	1,758	(906)	21,085	(2,365)
Income from continuing operations before taxes	$88,132	$126,044	$197,493	$238,376

Note 12 - Commitments and Contingencies
Commitments
In the normal course of business, the Computer Sciences GS Business may provide certain customers, principally governmental entities, with financial performance guarantees, which are generally backed by stand-by letters of credit or surety bonds. In general, the Computer Sciences GS Business would only be liable for the amounts of these guarantees in the event that nonperformance by the Computer Sciences GS Business permits termination of the related contract by the customer. As of October 2, 2015, the Computer Sciences GS Business had $37,076 of outstanding letters of credit and $13,652 of surety bonds relating to these performance guarantees. The Computer Sciences GS Business believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse effect on its combined results of operations or financial position.
The following table summarizes the expiration of the Computer Sciences GS Business’s financial guarantees and stand-by letters of credit outstanding as of October 2, 2015:

	Fiscal 2016	Fiscal 2017	Fiscal 2018 and Thereafter	Total
Stand-by letters of credit	$76	$37,000	$—	$37,076
Surety bonds	13,652	—	—	13,652
Total	$13,728	$37,000	$—	$50,728
The Computer Sciences GS Business generally indemnifies licensees of its proprietary software products against claims brought by third parties alleging infringement of intellectual property rights (including rights in patents (with or without geographic limitations), copyrights, trademarks, and trade secrets). The Computer Sciences GS Business’s indemnification of its licensees relates to costs arising from court awards, negotiated settlements and the related legal and internal costs of those licensees. The Computer Sciences GS Business maintains the right, at its own costs, to modify or replace software in order to eliminate any infringement. Historically, the Computer Sciences GS Business has not incurred any significant costs related to licensee software indemnifications.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Contingencies
In accordance with ASC 450, matters are described below due to their relevance to the Computer Sciences GS Business and because they will be assumed by the Computer Sciences GS Business from CSC in connection with the Spin-Off.
The Computer Sciences GS Business is routinely subject to investigations and reviews relating to compliance with various laws and regulations with respect to its role as a contractor to federal, state and local government customers and in connection with performing services in countries outside of the U.S. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings and the Computer Sciences GS Business could face penalties, fines, compensatory damages and suspension or debarment from doing business with governmental agencies. In addition, the Computer Sciences GS Business could suffer serious reputational harm if allegations of impropriety were made against the Computer Sciences GS Business. Adverse findings could also have a material adverse effect on the Computer Sciences GS Business’s business, combined financial position, results of operations and cash flows due to its reliance on government contracts.
U.S. federal government agencies, including Defense Contract Audit Agency (“DCAA”), and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations, and standards. These agencies also review the adequacy of the contractor’s compliance with government standards for its business systems including: a contractor’s accounting system, earned value management system, estimating system, materials management and accounting system, property management system and purchasing system. Both contractors and the U.S. federal government agencies conducting these audits and reviews have come under increased scrutiny including such subjects as billing practices, labor charging and accounting for unallowable costs.
The Computer Sciences GS Business’s indirect cost audits by the DCAA remain open for fiscal 2004 and subsequent fiscal years. Although the Computer Sciences GS Business has recorded contract revenues subsequent to and including fiscal 2004 based upon an estimate of costs that the Computer Sciences GS Business believes will be approved upon final audit or review, the Computer Sciences GS Business does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Computer Sciences GS Business’s estimates, its profitability would be adversely affected.
As of October 2, 2015, the Computer Sciences GS Business recorded a liability of $7,397 for its current best estimate of net amounts to be refunded to customers for potential adjustments from such audits or reviews of contract costs. This amount includes potential adjustments related to both pre-separation and post-separation audits or reviews.
In connection with the sale of ATD in fiscal 2014, the Computer Sciences GS Business transferred its joint venture interests in Computer Sciences Raytheon (“CSR”) as part of the ATD sale transaction. CSR is a joint venture formed between CSC and Raytheon Technical Services Company and its sole business is performance of a single contract for a DoD customer. CSR is the plan sponsor of the CSR pension plan, which we expect will be terminated in connection with the termination of the CSR contract with the customer. CSC agreed with the purchaser of ATD that the Computer Sciences GS Business would fund the purchaser’s share of the CSR pension settlement obligation upon plan termination. In addition, the agreement with the purchaser provides that the eventual expected recovery by CSR of such plan termination settlement costs from the customer as provided for under the federal Cost Accounting Standards (“CAS”) Section 413, whereby contractors may recover such costs from the government plus interest, will be reimbursed to the Computer Sciences GS Business. The CSR pension plan termination process was initiated in September 2015, and may take upwards of 12 months to be completed. The current estimate of the share of the funding obligation that would be attributable to the purchaser, and therefore to be advanced by the Computer Sciences GS Business, is approximately $26,000. The ultimate plan termination settlement funding obligation will be based on economic factors, including long-term interest rates that impact the cost of annuities offered by insurers at the time of the actual plan termination settlement. The fair value of the Computer Sciences GS Business’ funding advance obligation net of subsequent expected recoveries was recorded by the Computer Sciences GS Business at the time of the sale of ATD.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Unless otherwise noted, the Computer Sciences GS Business is unable to develop a reasonable estimate of a possible loss or range of losses associated with the following contingent matters at this time.
Strauch et al. Fair Labor Standards Act Class Action
On July 1, 2014, plaintiffs filed Strauch and Colby v. Computer Sciences Corporation in the U.S. District Court for the District of Connecticut, a putative nationwide class action alleging that CSC violated provisions of the Fair Labor Standards Act (“FLSA”) with respect to system administrators who worked for CSC at any time from June 1, 2011 to the present. Plaintiffs claim that CSC improperly classified its system administrators as exempt from the FLSA and that CSC therefore owes them overtime wages and associated relief available under the FLSA and various statutes, including the Connecticut Minimum Wage Act, the California Unfair Competition Law, California Labor Code, California Wage Order No. 4-2001, and the California Private Attorneys General Act. The relief sought by Plaintiffs include unpaid overtime compensation, liquidated damages, pre- and post-judgment interest, damages in the amount of twice the unpaid overtime wages due, and civil penalties.
CSC’s position is that its system administrators have the job duties, responsibilities, and salaries of exempt employees and are properly classified as exempt from overtime compensation requirements. CSC’s Motion to Transfer Venue was denied in February 2015.
On June 9, 2015, the Court entered an order granting the plaintiffs’ motion for conditional certification of the class of system administrators. The Strauch putative class includes more than 6,400 system administrators, of whom 2,921 are employed by the Computer Sciences GS Business and the remainder of whom are employed by CSC. Courts typically undertake a two-stage review in determining whether a suit may proceed as a class action under the FLSA. In its order, the Court noted that, as a first step, the Court examines pleadings and affidavits, and if it finds that proposed class members are similarly situated, the class is conditionally certified. Potential class members are then notified and given an opportunity to opt-in to the action. The second step of the class certification analysis occurs upon completion of discovery. At that point, the Court will examine all evidence then in the record to determine whether there is a sufficient basis to conclude that the proposed class members are similarly situated. If it is determined that they are, the case will proceed to trial; if it is determined they are not, the class is decertified and only the individual claims of the purported class representatives proceed. The Computer Sciences GS Business’s position in this litigation continues to be that the employees identified as belonging to the conditional class were paid in accordance with the FLSA.
Plaintiffs are filing an amended complaint to add additional plaintiffs and allege violations under Missouri and North Carolina wage and hour laws. The Computer Sciences GS Business does not believe these additional claims differ materially from those in the original complaint. The next stage in the litigation will be a motion for class certification, which is currently due from plaintiffs in January 2016.
CECOM Rapid Response Demand Letter
On July 12, 2013, the U.S. Army’s Communications-Electronics Command (“CECOM”) issued a demand letter based upon DCAA audit reports and Forms 1, for reimbursement in the amount of $235,155 in costs that CSC allegedly overcharged under its Rapid Response (“R2”) contract (Contract No. DAAB07-03-D-B007) by placing CSC, interdivisional, teammate, and vendor employees in R2 labor categories for which they were not qualified. CSC’s position has been that, in most instances, the individuals in question met the contract requirements for their labor categories, and that, in all instances, DCAA and CECOM have ignored the value the government received for CSC’s work. CSC and CECOM have engaged in discussions in an attempt to resolve this issue but, at this point in time, there can be no assurance that the parties will be able to resolve their differences, in which case the Computer Sciences GS Business would litigate this matter.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

NetCracker Technology Corp.

In August 2013, CSC received a Civil Investigative Demand from the U.S. Department of Justice’s Civil Division seeking documents and information regarding CSC’s contract with the Defense Information Systems Agency (“DISA”) and its subcontract with NetCracker Technology Corp. (“NetCracker”). Since that time, CSC has cooperated with a government investigation into issues on this subcontract. On March 26, 2015, CSC received a letter from the Civil Division claiming that CSC violated the False Claims Act and breached its contract with DISA based upon actions taken by NetCracker in performing its work on the subcontract. CSC has taken the position that it has not engaged in any conduct that would violate the False Claims Act. In October 2015, CSC and the government reached a $1.35 million agreement to settle this matter based upon the government’s claim for breach of contract as a result of the actions of NetCracker, CSC’s directed subcontractor, which violated the terms of CSC’s contract with DISA. NetCracker agreed to pay the government $11.4 million to settle this matter.

DynCorp

In connection with CSC's acquisition of DynCorp in 2003 and its divestiture of substantially all of that business in two separate transactions (in 2005 to The Veritas Capital Fund II L.P, and DI Acquisition Corp. and in 2013 to Pacific Architects and Engineers, Incorporated (collectively, the "DynCorp Divestitures")), CSC assumed and Computer Sciences GS Business will retain various environmental indemnities of DynCorp and its former subsidiaries arising from environmental representations and warranties under which DynCorp agreed to indemnify the purchasers of its subsidiaries DynAir Tech and DynAir Services by Sabreliner Corporation and ALPHA Airports Group PLC, respectively. As part of the DynCorp Divestitures, CSC also assumed and Computer Sciences GS Business will also retain indemnities for insured litigation associated with dormant suits by former employees of DynCorp subsidiaries alleging exposure to asbestos and other substances; other indemnities related to a 2001 case arising from counter-narcotics spraying in Colombia under a U.S. Department of State contract and the associated coverage litigation involving the aviation insurance underwriters; and an environmental remediation case involving HRI, a former wholly-owned subsidiary of DynCorp, in Lawrenceville, New Jersey. Computer Sciences GS Business does not anticipate any material adverse effect on its financial position, results of operations and cash flows from these indemnities.

The Computer Sciences GS Business accrues a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated under ASC 450. The Computer Sciences GS Business believes it has appropriately recognized liabilities for any such matters. In addition to the matters noted above, the Computer Sciences GS Business is currently party to a number of disputes which involve or may involve litigation. Regarding other matters that may involve actual or threatened disputes or litigation, the Computer Sciences GS Business, in accordance with the applicable reporting requirements, provides disclosure of such matters for which the likelihood of material loss is at least reasonably possible. The Computer Sciences GS Business assessed reasonably possible losses for all other such pending legal or other proceedings in the aggregate and concluded that the range of potential loss is not material.

The Computer Sciences GS Business also considered the requirements regarding estimates used in the disclosure of contingencies under ASC Subtopic 275-10, Risks and Uncertainties. Based on that guidance, the Computer Sciences GS Business determined that supplemental accrual and disclosure was not required for a change in estimate that involves contingencies because the Computer Sciences GS Business determined that it was not reasonably possible that a change in estimate will occur in the near term. The Computer Sciences GS Business reviews contingencies during each interim period and adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Other Contingencies
Maryland Medicaid Enterprise Restructuring Project

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

After competitive bidding on March 1, 2012, CSC was awarded the Maryland Medicaid Enterprise Restructuring Project (“MERP”) contract by the State of Maryland (the “State”) to modernize the Medicaid Management Information System (“MMIS”), a database of Medicaid recipients and providers used to manage Medicaid reimbursement claims. The MERP contract is predominately fixed-price. Since the date the MERP contract was awarded, U.S. federal government-mandated Medicaid IT standards have been in considerable flux. The State directed CSC to include additional functionality in the system design to incorporate new federal mandates and guidance promulgated after the base scope of the contract was finalized. Further, however, the State has declined to approve contract modifications to compensate CSC for this additional work.
As a result of the State’s refusal to amend the MERP contract and equitably adjust the compensation to be paid to CSC and, in accordance with prescribed State statutes and regulations, CSC filed a certified contract claim in September 2013, which after various procedural developments is now pending before the Maryland Board of Contracts Appeals (the “State Board”).
On August 22, 2014, the State unilaterally suspended performance under the contract for 90 days and repeatedly extended the suspension until providing a Notice of Default termination in October 2015.
As a result of the suspension and other actions and inactions by the State in performance of its obligations under the Contract, in October 2014, CSC filed additional contract claims under various legal theories, such that currently the total amount claimed by CSC is approximately $80 million.
Although between April 2015 and September 2015, CSC and the State were in settlement negotiations to restructure the program and resolve all issues, including CSC’s contract claims, on September 14, 2015, the State orally advised us that the Governor elected to abandon the contract settlement and restructuring discussions and directed the State to terminate the contract. On October 14, 2015, the State provided us with a Notice of Default Termination. When a contract is terminated for default, Maryland procurement regulations allow the State to procure substitute performance, with the contractor being liable for any excess reprocurement costs. Any State claim against us arising from a default termination for reprocurement costs would be appealable by us to the State Board, as is the default termination itself. The State has not asserted a claim for reprocurement costs and, were it to do so, we believe such a claim would be meritless and unsupported by the facts.
The Computer Sciences GS Business intends to challenge the legal basis of the State’s termination for default and seek to convert it to a convenience termination through litigation at the State Board. As we proceed with the litigation, we expect to consolidate all of our claims against the State with any State claim arising from the default termination. We will litigate on behalf of CSC and indemnify CSC for the costs of litigation and any other costs or liabilities CSC may incur in the litigation. Recovery by CSC will be credited to us. Management has evaluated the recoverability of assets related to this contract in light of these developments and concluded that no adjustments to our financial statements are required.
Note 13—Subsequent events

Separation and Mergers

As discussed in Note 1, on November 27, 2015, CSC completed the Spin-off of CSRA, including the Computer Sciences GS Business. To effect the separation, CSC distributed all of the shares of CSRA common stock on a pro rata basis to CSC stockholders of record as of November 18, 2015. Following the distribution of shares, CSC and CSRA paid the previously announced aggregate special dividend of $10.50 per share. Of that $10.50 per share dividend, $2.25 was paid by CSC and $8.25 was paid by CSRA.

CSRA’s Form 10 Registration Statement was declared effective on November 6, 2015. CSRA common stock began regular-way trading on the New York Stock Exchange on November 30, 2015 under the ticker symbol CSRA.

Following the Spin-Off, on November 30, 2015 CSRA also completed its previously announced Mergers, which resulted in SRA Parent merging with and into a wholly-owned subsidiary of CSRA. As a result, SRA became an

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

indirect wholly-owned subsidiary of CSRA. Pursuant to the Merger Agreement, CSRA agreed to pay merger consideration consisting of cash and shares of CSRA. Merger consideration consisted of (1) $390,000 in cash and (2) shares of CSRA common stock representing in the aggregate approximately 15.32% of the total number of shares of CSRA common stock outstanding immediately after the Mergers were completed.

The Mergers are expected to provide clients, investors and employees of both companies with significant benefits which include a vastly expanded portfolio of expertise, cost competitiveness and increased financial strength which will position the merged company well for future growth opportunities and ability to further attract industry-leading talent.

The Mergers will be reflected in CSRA’s financial statements using the acquisition method of accounting, with CSRA being considered the accounting acquirer of SRA. The final purchase price for purchase accounting purposes was determined at the time of completion of the Mergers, which includes the fair market value of share consideration issued. The fair market value of shares was determined based on the volume-weighted average price of $30.95 per CSRA share on November 30, 2015, the first day of CSRA’s regular-way trading on the NYSE.

The preliminary allocation of the purchase consideration to the assets acquired and liabilities assumed based on the assumptions described above and the financial statement information of SRA as of September 30, 2015 is as follows:

Estimated total purchase consideration	$2,283,041

Preliminary allocation:
Cash, accounts receivable and other current assets	$312,227
PPE and other long term assets	27,569
Intangibles - customer relationships, backlog and other intangibles assets	892,600
Accounts payable and other current liabilities	(225,186)
Other long term liabilities	(24,100)
Deferred tax liabilities	(261,144)
Total identified net assets acquired	721,966
Goodwill	1,561,075
Estimated total purchase consideration	$2,283,041

The following unaudited pro forma financial information presents results as if the Spin-Off, Mergers and the related financing described below occurred on March 29, 2014. The historical consolidated financial information of Computer Sciences GS and SRA has been adjusted in the pro forma information to give effect to the events that are (1) directly attributable to the transactions, (2) factually supportable and (3) expected to have a continuing impact on the combined results. The unaudited pro forma results do not reflect future events that have occurred or may occur after the transactions, including but not limited to, the impact of any actual or anticipated synergies expected to result from the Mergers. Accordingly, the unaudited pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date, nor is it necessarily an indication of future operating results.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

	Three Months Ended October 2, 2015
	(Amounts in thousands, except per share data and number of shares)
	Historical Computer Sciences GS Three Months Ended October 2, 2015	Effect of Spin-off	Pro-Forma for Spin-Off Only	Historical SRA Three Months Ended September 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Revenue	$969,053	$—	$969,053	$351,006	$—	$1,320,059
Income from continuing operations attributable to Parent	$47,889	$48,951	$96,840	$(3,942)	$10,579	$103,477

(a) Income from continuing operations attributable to Parent effected for the Spin-Off excludes $41,508 of non-recurring costs incurred to give effect to the separation of the Computer Sciences GS Business from CSC and the subsequent Mergers.
(b) Income from continuing operations effected for the Mergers excludes $7,350 of non-recurring costs incurred to give effect to the Mergers.

	Six Months Ended October 2, 2015
	(Amounts in thousands, except per share data and number of shares)
	Historical Computer Sciences GS Six Months Ended October 2, 2015	Effect of Spin-Off	Pro Forma for Spin-Off Only	Historical SRA Six Months Ended September 30, 2015	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Revenue	$1,927,985	$—	$1,927,985	$709,879	$—	$2,637,864
Income from continuing operations attributable to Parent	$110,566	$63,394	$173,960	$(3,026)	$20,135	$191,069
(a) Income from continuing operations attributable to Parent effected for the Spin-Off excludes $56,285 of non-recurring costs incurred to give effect to the separation of the Computer Sciences GS Business from CSC and the subsequent Mergers.
(b) Income from continuing operations effected for the Mergers excludes $7,350 of non-recurring costs incurred to give effect to the Mergers.

	Three Months Ended October 3, 2014
	(Amounts in thousands, except per share data and number of shares)
	Historical Computer Sciences GS Three Months Ended October 3, 2014	Effect of Spin-off	Pro-Forma for Spin-Off Only	Historical SRA Three Months Ended December 31, 2014	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Revenue	$1,036,288	$—	$1,036,288	$342,018	$—	$1,378,306
Income from continuing operations attributable to Parent	$73,605	$3,915	$77,520	$(6,043)	$(1,950)	$69,527

	Six Months Ended October 3, 2014
	(Amounts in thousands, except per share data and number of shares)
	Historical Computer Sciences GS Six Months Ended October 3, 2014	Effect of Spin-off	Pro-Forma for Spin-Off Only	Historical SRA Six Months Ended December 31, 2014	Effect of Mergers	Pro Forma for Spin-Off and Mergers
Revenue	$2,069,595	$—	$2,069,595	$680,632	$—	$2,750,227
Income from continuing operations attributable to Parent	$140,323	$5,468	$145,791	$(10,201)	$(1,456)	$134,134

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Material Agreements

CSRA has entered into a Registration Rights Agreement, a Master Separation and Distribution Agreement, a Non-U.S. Agency Agreement, and a Nomination Agreement with CSC to give effect to the Spin-off and Mergers. Management does not believe these agreements will have a material effect on the financial statements. Additionally, CSRA has entered into the following agreements, which management expects to have a material impact on the financial statement going forward.

Financing Arrangements

On November 27, 2015, CSRA entered into a five-year senior secured revolving credit facility (the “Revolving Credit Facility”) with initial borrowing capacity of $700 million, of which, immediately after the consummation of the Mergers on November 30, 2015, $500 million was available and undrawn to provide support for ongoing business activities. CSRA also entered into (1) a three-year senior secured tranche A1 term loan facility in an aggregate principal amount of $600 million, (2) a five-year senior secured tranche A2 term loan facility in an aggregate principal amount of $1.45 billion and (3) a seven-year senior secured term loan B facility in an aggregate principal amount of $750 million.

CSRA also entered into an amended Master Accounts Receivable Purchase Agreement (“MARPA”) between CSRA, as Seller, and BTMU, Scotiabank and Mizuho Bank, Ltd., each as a Purchaser (the “Purchasers”). The MARPA establishes a receivables purchase facility (the “MARPA Facility”) that provides for up to $450 million in funding based on the near continuous sales of eligible receivables on a non-credit recourse basis and the satisfaction of certain conditions. The MARPA Facility is a committed facility that has an initial term of two years, subject to extensions agreed to by CSRA and the Purchasers, unless earlier terminated by CSRA.

Intellectual Property Matters Agreement

In connection with the Spin-Off, CSRA entered into an Intellectual Property Matters Agreement with CSC that governs the respective rights and responsibilities between CSRA and CSC with respect to intellectual property owned or used by each of the companies. Pursuant to the Master Separation and Distribution Agreement and the Intellectual Property Matters Agreement, CSC retained ownership of all proprietary intellectual property owned by CSC at the time of the Spin-Off and used by CSRA (other than intellectual property licensed from third party vendors for use in CSRA’s business and certain restricted intellectual property developed by CSRA that CSC assigned to CSRA). Pursuant to the Intellectual Property Matters Agreement, CSC granted CSRA a perpetual, royalty-free, non-assignable license to certain know-how owned by CSC that the Computer Sciences GS Business used to run its business prior to the Spin-Off. In addition, CSC granted CSRA a perpetual, royalty-free, non-assignable license to certain software products, trademarks and workflow and design methodologies. The licenses granted to CSRA are restricted to use solely in connection with U.S. federal and certain U.S. state and local government customers. In addition, any improvements CSRA makes to such intellectual property or derivative works of such intellectual property that CSRA develops will be assigned to CSC and licensed back to CSRA subject to the same limitations on use.

In addition, pursuant to the Intellectual Property Matters Agreement CSRA will pay CSC an annual net maintenance fee of $30 million per year for each of the five years following the Distribution in exchange for maintenance services including the right to updates, patches and new versions of certain products that are made generally available to CSC customers during that period that relate to the software products and workflow and design methodologies that are covered by the license. In addition, CSRA will pay CSC additional maintenance fees if CSRA’s total consolidated revenue exceeds $7.0 billion in any fiscal year during the initial five year term or if CSRA’s revenue from cloud computing solutions exceeds $600 million in any fiscal year during the initial five year term. Additional maintenance fees will consist of 0.5% of total consolidated revenues in excess of $7.0 billion in any such fiscal year and 5% of revenues from cloud computing solutions in excess of $600 million in any such fiscal year. CSRA may elect to extend the maintenance term for up to one additional period of five years. Any fees applicable during such extension period will be agreed in advance between CSRA and CSC prior to such time.

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

Under U.S. federal government cost accounting rules, it is possible that a portion of the annual maintenance fee CSRA will pay to CSC may not be an allowable and/or allocable cost. Pursuant to the Intellectual Property Matters Agreement, CSRA will grant CSC a non-exclusive, perpetual, royalty-free, fully paid-up, non-assignable license to any intellectual property acquired or developed by CSRA within six months following the Spin-Off, including all intellectual property rights of SRA for CSC’s use, which license shall be limited to use outside CSRA’s field of U.S. federal and certain state and local government customers during the first five years following the Distribution.

Tax Matters Agreement

In connection with the Spin-off, CSRA entered into a Tax Matters Agreement with CSC that governs the respective rights, responsibilities and obligations of CSC and us with respect to all tax matters and includes restrictions designed to preserve the tax-free status of the Distribution. As a former subsidiary of CSC, CSRA continues to have several liability to the IRS for the full amount of the consolidated U.S. federal income taxes of the CSC consolidated group relating to the taxable periods in which CSRA is part of that group.

The Tax Matters Agreement also provides special rules for allocating tax liabilities in the event that the Spin-Off is not tax- free. The Tax Matters Agreement provides for certain covenants that may restrict CSRA’s ability to pursue strategic or other transactions that otherwise could maximize the value of CSRA and may discourage or delay a change of control that may be considered favorable.

Real Estate Matters Agreement

In connection with the Spin-Off, CSRA entered into a Real Estate Matters Agreement with CSC that governs the respective rights and responsibilities between CSRA and CSC following the Spin-Off with respect to real property used by CSRA but not owned or leased directly from a third party, including the allocation of space within shared facilities and the allocation of standalone facilities between CSRA and CSC. Pursuant to the Real Estate Matters Agreement, CSC transferred to CSRA ownership of certain real property in Daleville, Alabama and in Falls Church, Virginia and CSRA entered into lease or sublease agreements with CSC for space in shared facilities in Falls Church, Virginia, El Segundo, California, Sterling, Virginia and Hanover, Maryland and assumed over 90 lease obligations from CSC.

PBGC Agreement

In connection with the Spin-Off and the Mergers, CSRA became the contributing sponsor and administrator of the Computer Sciences Corporation Employee Pension Plan, which was renamed the CSRA Inc. Employee Pension Plan (the “Plan”). Prior to the Spin-Off, the Pension Benefit Guaranty Corporation (the “PBGC”) opened an investigation into the effect of the Spin-Off and Mergers on the Plan under the PBGC’s early warning program. On November 25, 2015, CSC and CSRA entered into an agreement (the “PBGC Agreement”) with the PBGC. A copy of the PBGC Agreement is attached as Exhibit 99.1 to this Current Report on Form S-1 and the following description of the material terms of the PBGC Agreement is qualified in its entirety by the full text of the PBGC Agreement.

Under the PBGC Agreement, the PBGC has agreed to close its investigation and CSRA has agreed to contribute to the Plan: (a) $50 million on or before August 31, 2018 (the “First Additional Contingent Payment”), and (b) $50 million on or before the last day of CSRA’s fiscal year 2019 (the “Second Additional Contingent Payment” and collectively with the First Additional Contingent Payment, the “Contingent Payments”), in addition to any other contributions required by law, unless certain conditions are met as described below.

CSRA will not be required to contribute the First Additional Contingent Payment if:

(a)	prior to or as of the last day of CSRA’s 2018 fiscal year, CSRA’s consolidated total net leverage ratio as defined in the PBGC Agreement is 2.75 to 1 or lower; or

(b)	at any time prior to August 31, 2018, CSRA has met any two of the following three requirements:

i.	a corporate credit rating higher than BB+ from Standards and Poor’s Ratings Services, Inc., or

Computer Sciences GS Business
Notes to the Combined Condensed Financial Statements (unaudited)
Dollars in thousands, except per share data

ii.	a corporate family rating higher than BA1 from Moody’s Investor Services, Inc. or

iii.	a corporate credit rating higher than BB+ from Fitch Ratings, Inc.

CSRA will not be required to contribute the Second Additional Contingent Payment if prior to the last day of CSRA’s 2019 fiscal year, CSRA has permanently repaid certain amounts of its indebtedness on the terms set out in the PBGC Agreement.

In the event of certain defaults as set forth in the PBGC Agreement, CSRA’s obligation to make the Contingent Payments becomes fixed and the exceptions described above will no longer apply. CSRA will not be required to contribute any remaining unpaid Contingent Payment if on the last day of calendar years 2017 or 2018, or the last day of CSRA’s 2017, 2018 or 2019 fiscal years, the Plan’s funded status as defined in the PBGC Agreement is equal to or is greater than 80% as calculated by the Plan’s actuary.

Other Events

On November 30, 2015, CSRA announced that its board of directors (the “Board”) had declared a quarterly cash dividend of $0.10 per share. The first quarterly dividend will be paid on January 26, 2016 to CSRA stockholders of record at the close of business on January 5, 2016.
The Board also authorized a share repurchase program (the “Share Repurchase Program”), pursuant to which CSRA may, from time to time, purchase shares of its common stock for an aggregate purchase price not to exceed $400 million. The share repurchases may be executed through various means, including, without limitation, open market transactions, privately negotiated transactions or otherwise. The Share Repurchase Program does not obligate CSRA to purchase any shares, and expires on March 31, 2019. The authorization for the Share Repurchase Program may be terminated, increased or decreased by the Board in its discretion at any time.

* * * * *

Independent Auditors’ Report
The Board of Directors
SRA Companies, Inc.:
Report on the Financial Statements
We have audited the accompanying consolidated financial statements of SRA Companies, Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of June 30, 2014 and 2015, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2015, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SRA Companies, Inc. and its subsidiaries as of June 30, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2015, in accordance with U.S. generally accepted accounting principles.
/s/ KPMG LLP
McLean, VA
August 25, 2015

SRA COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$108,840	$96,009
Restricted cash	1,619	681
Accounts receivable, net	217,677	213,915
Prepaid expenses and other	5,643	7,028

Total current assets	333,779	317,633
Property and equipment, net	18,925	16,449
Goodwill	783,604	828,929
Trade names	150,200	150,200
Identified intangibles, net	253,916	221,039
Other long-term assets	35,632	29,033

Total assets	$1,576,056	$1,563,283

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$22,000	$—
Accounts payable and accrued expenses	136,626	145,630
Accrued payroll and employee benefits	83,017	82,591
Billings in excess of revenue recognized	10,801	10,826
Deferred income taxes	5,355	6,121

Total current liabilities	257,799	245,168
Long-term debt	1,047,927	1,060,160
Deferred income taxes	106,253	100,763
Other long-term liabilities	23,429	18,866

Total liabilities	1,435,408	1,424,957
Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 352,820 shares authorized as of June 30, 2014 and 2015, none issued and outstanding as of June 30, 2014 and 2015	—	—
Common stock, par value $0.01 per share; 1,147,180 shares authorized, 514,268 shares issued and outstanding as of June 30, 2014; 1,147,180 shares authorized, 516,662 shares issued and outstanding as of June 30, 2015	5	5
Additional paid-in capital	522,914	526,778
Accumulated other comprehensive loss, net of tax	(11,871)	(6,113)
Accumulated deficit	(370,400)	(382,344)

Total stockholders’ equity	140,648	138,326

Total liabilities and stockholders’ equity	$1,576,056	$1,563,283
The accompanying notes are an integral part of these consolidated financial statements.

SRA COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended June 30,
	2013	2014	2015
Revenue	$1,507,722	$1,386,363	$1,389,214
Operating costs and expenses:
Cost of services	1,140,014	1,060,407	1,059,298
Selling, general and administrative	198,338	181,937	175,499
Depreciation and amortization of property and equipment	12,199	9,194	8,144
Amortization of intangible assets	88,147	72,711	58,514
Impairment of goodwill and other assets	345,753	—	—
Gain on the sale of a portion of the Health & Civil business	—	(1,564)	—

Total operating costs and expenses	1,784,451	1,322,685	1,301,455

Operating (loss) income	(276,729)	63,678	87,759
Interest expense	(100,777)	(104,191)	(106,812)
Interest income	43	65	38

Loss before income taxes	(377,463)	(40,448)	(19,015)
Benefit from income taxes	(60,169)	(16,286)	(7,071)

Net loss	$(317,294)	$(24,162)	$(11,944)
The accompanying notes are an integral part of these consolidated financial statements.

SRA COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended June 30,
	2013	2014	2015
Net loss	$(317,294)	$(24,162)	$(11,944)
Unrealized (loss) gain on interest rate swaps, net of tax	(156)	312	5,758

Comprehensive loss	$(317,450)	$(23,850)	$(6,186)

The accompanying notes are an integral part of these consolidated financial statements.

SRA COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
Balance June 30, 2012	514	$5	$516,814	$(12,027)	$(28,944)	$475,848
Net loss	—	—	—	—	(317,294)	(317,294)
Issuance of common Stock	—	—	—	—	—	—
Stock-based compensation	—	—	2,836	—	—	2,836
Other	—	—	(65)	—	—	(65)
Unrealized loss on interest rate swaps, net of tax	—	—	—	(156)	—	(156)

Balance June 30, 2013	514	$5	$519,585	$(12,183)	$(346,238)	$161,169
Net loss	—	—	—	—	(24,162)	(24,162)
Issuance of common Stock	—	—	—	—	—	—
Stock-based compensation	—	—	3,346	—	—	3,346
Other	—	—	(17)	—	—	(17)
Unrealized gain on interest rate swaps, net of tax	—	—	—	312	—	312

Balance June 30, 2014	514	$5	$522,914	$(11,871)	$(370,400)	$140,648
Net Loss	—	—	—	—	(11,944)	(11,944)
Issuance of common Stock	3	—	—	—	—	—
Stock-based compensation	—	—	3,910	—	—	3,910
Other	—	—	(46)	—	—	(46)
Unrealized gain on interest rate swaps, net of tax	—	—	—	5,758	—	5,758

Balance June 30, 2015	517	$5	$526,778	$(6,113)	$(382,344)	$138,326
The accompanying notes are an integral part of these consolidated financial statements.

SRA COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,
	2013	2014	2015
Cash flows from operating activities:
Net loss	$(317,294)	$(24,162)	$(11,944)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	13,484	10,725	9,151
Amortization of intangible assets	88,147	72,711	58,514
Stock-based compensation	2,836	3,346	3,910
Deferred income taxes	(60,646)	(18,947)	(8,494)
Amortization of original issue discount and debt issuance costs	7,131	7,817	7,235
Impairment of goodwill and other assets	345,753	—	—
Gain on the sale of a portion of the Health & Civil business	—	(1,564)	—
Changes in assets and liabilities, net of the effect of acquisitions and divestitures
Accounts receivable	47,792	48,857	2,334
Prepaid expenses and other	(4,160)	9,730	(660)
Accounts payable and accrued expenses	(25,853)	28,340	11,973
Accrued payroll and employee benefits	(30,883)	(1,604)	(950)
Billings in excess of revenue recognized	(40)	2,799	25
Other	558	7,605	5,864

Net cash provided by operating activities	66,825	145,653	76,958

Cash flows from investing activities:
Capital expenditures	(11,791)	(7,355)	(7,480)
Acquisitions, net of cash acquired	(33,631)	—	(71,476)
Proceeds from the sale of a portion of the Health & Civil business	—	5,492	—

Net cash used in investing activities	(45,422)	(1,863)	(78,956)

Cash flows from financing activities:
Borrowings under revolving credit facility	75,000	100,000	10,000
Repayments under revolving credit facility	(75,000)	(100,000)	(10,000)
Repayments of Term Loan B Facility	(20,000)	(40,000)	(10,833)

Net cash used in financing activities	(20,000)	(40,000)	(10,833)

Net increase (decrease) in cash and cash equivalents	1,403	103,790	(12,831)
Cash and cash equivalents, beginning of period	3,647	5,050	108,840

Cash and cash equivalents, end of period	$5,050	$108,840	$96,009

Supplementary Cash Flow Information
Cash paid for interest	93,345	84,210	98,159
Cash paid (refunds received) for income taxes, net	1,435	(1,003)	1,777
The accompanying notes are an integral part of these consolidated financial statements.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:
Basis of Presentation
SRA Companies, Inc., a Delaware corporation, or SRA Companies, and its wholly-owned subsidiary, Sterling Parent LLC, or Sterling Parent, were formed by private equity investment funds, or the PEP Funds, sponsored by Providence Equity Partners L.L.C., or Providence, for the sole purpose of acquiring SRA International, Inc. and its subsidiaries, or SRA, a Virginia corporation. SRA was acquired on July 20, 2011, or the Transaction. SRA Companies and Sterling Parent do not have any independent assets or operations.
The accompanying consolidated financial statements include the accounts of SRA Companies, Inc. and its wholly-owned subsidiaries and joint ventures of which we hold a majority interest, or collectively referred to as the Company, and have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. All intercompany transactions and balances have been eliminated.
In the opinion of management, the accompanying consolidated financial statements reflect all adjustments and reclassifications that are necessary for fair presentation of the periods presented.
Reclassifications
Certain reclassifications have been made to prior period amounts to conform to current period presentation. Such reclassifications have no effect on net income as previously reported.
Nature of Business
The Company is a provider of sophisticated information technology and strategic consulting services and solutions primarily to the U.S. federal government. The Company provides services and solutions that help its government customers address complex IT needs in order to achieve their missions more effectively, increase efficiency of operations, and reduce operating costs. The Company’s portfolio of customers spans a broad variety of federal agencies and is organized around them into two business groups: Health & Civil and National Security.
Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and in assessing performance. Due to the similarities in the types of customers, services and overall economic characteristics of the Company’s two business groups, the Company aggregates all of its operations into one reportable segment.
The Company derives a substantial portion of its revenue from services provided as a prime contractor or subcontractor on engagements with various agencies of the U.S. government. These contracts represented greater than 97% of the Company’s revenue for all periods presented. The Company considers individual agencies that may fall under a larger department as separate customers. No customer accounted for 10% or more of the Company’s revenue for any of the periods presented.
The Transaction
The Transaction was completed on July 20, 2011 for a total purchase price of approximately $1.9 billion. The Transaction and related fees were financed through equity contributions, together with borrowings under a senior secured term loan facility, proceeds from the issuance of notes, issuance of a promissory note, and cash on hand. The PEP Funds invested cash of approximately $394 million and Dr. Ernst Volgenau, the founder of the Company and the Chairman of the Board of the SRA Companies, rolled over equity in the predecessor entity of $150 million in return for which he received $120 million in equity and a promissory note. The promissory note was issued for a principal amount up to $30 million, repayable solely based on proceeds from planned divestitures. The Company expects to pay $17 million for this note. As of June 30, 2015, $12 million of this note was paid. SRA entered into senior secured credit facilities consisting of an $875 million term loan B facility, or Term Loan B Facility, and a $100 million senior secured revolving credit facility, or the Revolver, collectively referred to as the Senior Secured

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Facilities. Additionally, SRA International, Inc. issued $400 million aggregate principal amount of 11% Senior Notes due October 1, 2019, or the Senior Notes. See Note 8 for a description of the Company’s indebtedness.
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with GAAP requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. These estimates are based on the Company’s historical experience and various other factors that are deemed reasonable at the time the estimates are made. The Company re-evaluates its estimates at least quarterly. Actual results may differ significantly from these estimates under different assumptions or conditions. Management believes the critical accounting policies requiring significant estimates and judgments are revenue recognition, accounting for acquisitions, including the identification of intangible assets and the ongoing impairment assessments of goodwill and other long-lived assets, accounting for stock compensation expense and income taxes. If any of these estimates or judgments proves to be inaccurate, the Company’s results could be materially affected in the future.
Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered or goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured. Revenue associated with work performed prior to the completion and signing of contract documents is recognized only when it can be reliably estimated and realization is probable. The Company typically only performs work prior to the completion and signing of contract documents when a relationship with the customer already exists and bases its estimates on previous experiences with the customer, communications with the customer regarding funding status, and its knowledge of available funding for the contract or program.
Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of the fee earned. The Company considers fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract. The Company considers performance-based fees, including award fees, under any contract type to be earned when it can demonstrate satisfaction of performance goals, based upon historical experience, or when the Company receives contractual notification from a customer that the fee has been earned. Revenue on time-and-materials contracts is recognized based on the hours incurred at the negotiated contract billing rates, plus the cost of any allowable material costs and out-of-pocket expenses. Revenue on fixed-price contracts where the Company performs systems design, development and integration is recognized using the percentage-of-completion method of contract accounting. Unless it is determined as part of the Company’s regular contract performance review that overall progress on a contract is not consistent with costs expended to date, the Company determines the percentage completed based on the percentage of costs incurred to date in relation to total estimated costs expected upon completion of the contract. Revenue on fixed-price outsourcing and managed services contracts is recognized ratably over the contract period. Revenue on fixed-price strategic consulting contracts is recognized based on costs incurred because these services are directed by the Company’s customers and are subject to their needs which fluctuate throughout the contract period.
Contract revenue recognition involves estimation. The Company records the cumulative effect of a revision in revenue or profit recorded in the period in which the facts requiring the revision become known. Anticipated contract losses are recognized in the period in which they become probable and can be reasonably estimated.
Reserves for the collectibility of accounts receivable are recorded when the Company determines that it is less than probable that it will collect the amounts due and the reserve requirements can be reasonably estimated.

Impairment of Goodwill and Other Assets
Trade names are evaluated for impairment annually and between annual tests if events or changes in circumstances indicate the carrying value may not be recoverable. The Company assesses the potential impairment by comparing the carrying value of the trade names with their estimated fair value, utilizing the relief from royalty

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

method. If the carrying value exceeds the fair value, the Company recognizes a loss based on the excess carrying value over fair value.
Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company tests goodwill for impairment annually during the fourth quarter as of April 1, and between annual tests if events or changes in circumstances indicate the carrying value may not be recoverable. The goodwill impairment assessment is separately performed for each of the Company’s two reporting units, National Security and Health & Civil.
The impairment model prescribes a two-step method for determining goodwill impairment. The first step compares the reporting unit’s estimated fair value to its carrying value. The Company utilizes a discounted cash flow analysis as well as comparative market multiples to determine the fair value of its reporting units. If the carrying value exceeds the estimated fair value, a potential impairment is indicated and the Company must complete the second step of the impairment test. The second step allocates the fair value of the reporting unit determined in step one to the tangible and intangible assets and liabilities to derive an implied fair value for the reporting unit’s goodwill. If the carrying value of goodwill exceeds the implied fair value, an impairment charge is recorded to reduce the carrying value of the goodwill to the implied fair value.
Intangible assets with finite lives are only evaluated for impairment when events or circumstances indicate that the carrying amount of long-lived assets and intangible assets may not be fully recoverable. The Company determines whether the carrying value of the long-lived asset is recoverable by comparing the asset’s carrying value to its future undiscounted net cash flows, without interest charges. If impairment is indicated as a result of this review, the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the fair value, which is measured using estimated discounted future cash flows.
Refer to Note 3 for a detailed discussion of the fiscal 2013 impairment analysis and resulting charges.
Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities less valuation allowances, if required. Enacted statutory tax rates are used to compute the tax consequences of these temporary differences. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the Company’s position following an audit.
The Company has a process to ensure that uncertain tax positions are identified, analyzed and properly reported in the Company’s financial statements in accordance with generally accepted accounting principles. The Company recognizes accrued interest and penalties related to uncertain tax positions in the provision for income tax expense, as well as interest earned related to income tax refunds.
The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions with varying statutes of limitation. Periods for fiscal years ended after July 1, 2010 generally remain subject to examination by federal and state tax authorities. In foreign jurisdictions, tax years after 2010 may remain subject to examination by tax authorities.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original or purchased maturity of 90 days or less to be cash equivalents.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Cash
The Company’s restricted cash consists of cash collateral agreements primarily related to the Company’s corporate credit card program and the issuance of a letter of credit related to workers’ compensation insurance.
Accounts Receivable
Accounts receivable are typically billed and collected within 90 days of the balance sheet date. Consistent with industry practice certain receivables related to long-term contracts are classified as current although some of the retainages are not expected to be billed and collected within one year. The Company’s accounts receivable are primarily from U.S. federal government agencies or customers engaged in work for the federal government, and therefore, the Company believes there is no material credit risk associated with these receivables.
Property and Equipment
Property and equipment, including major additions or improvements thereto, are recorded at cost and depreciated over their estimated useful lives ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the lease term or the asset’s estimated useful life, but typically not exceeding seven years, using the straight-line method. Depreciation and amortization expense related to property, equipment and leasehold improvements was $13.5 million, $10.7 million and $9.2 million for the years ended June 30, 2013, 2014, and 2015, respectively.
Accounting for Stock-Based Compensation
Compensation costs related to the Company’s stock-based compensation plans are recognized based on the grant-date fair value of the options and restricted stock granted. In calculating the compensation expense for options granted, the Company utilized the Black-Scholes-Merton option-pricing model to value the service options and the Monte Carlo or binomial lattice model to value the performance options. Both models are widely accepted methods to calculate the fair value of stock options; however, the results are dependent on the inputs, two of which, expected term and expected volatility, are dependent on management’s judgment. Changes in management’s judgment of the expected term and the expected volatility could have a material effect on the grant-date fair value calculated and, in turn, on the amount of compensation cost recognized. See Note 5 for details regarding the assumptions used in each of the models.
Given the absence of a public trading market, the Company utilized a discounted cash flow analysis as well as comparative market multiples to determine the fair market value of its common stock. The fair market value determination was discounted for lack of marketability for purposes of calculating the Company’s stock-based compensation expense.
The Company was required to estimate future stock option and restricted stock award forfeitures when determining the amount of stock-based compensation costs to record. The Company has concluded that its historical forfeiture experience since the Transaction is the best basis available to estimate future stock option forfeitures. However, actual forfeitures may differ from the estimates used, and could materially affect the compensation expense recognized.
Facility Costs
The Company recognizes rent expense, including escalated rent and rent holidays, on a straight-line basis over the term of the lease. Incentives for tenant improvements are recorded as liabilities and amortized as reductions in rent expense over the term of the respective leases.

From time to time, the Company may vacate leased space before the expiration of the lease, which results in the Company recording a facility exit charge. The facility exit charge is calculated as the remaining lease

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

commitment plus termination costs less estimated sublease income. If actual amounts differ from the Company’s estimates, the amount of the facility exit charge may change. See Note 12 for a description of the charges recorded.
Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between marketplace participants. Various valuation approaches can be used to determine fair value, each requiring different valuation inputs. The following hierarchy classifies the inputs used to determine fair value into three levels:

Level 1 - Quoted prices for identical instruments in active markets;

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
The Company did not have any significant non-financial assets or liabilities measured at fair value on June 30, 2014 or 2015. As discussed in Note 3, the Company recorded a charge for the impairment of goodwill and trade names to adjust the carrying value of the assets down to fair value in fiscal 2013. The valuation models used in the impairment analysis are based, in part, on estimated future operating results and cash flows. Because these factors are derived from the Company’s estimates and internal market assumptions, they are considered unobservable inputs and the resulting fair value measurements are included in Level 3 of the fair value hierarchy.
The Company’s financial instruments include cash, trade receivables, vendor payables, debt and derivative financial instruments. As of June 30, 2014 and 2015, the carrying value of cash, trade receivables, and vendor payables approximated their fair value. See Note 8 for a discussion of the fair value of the Company’s debt. See Note 9 for a discussion of the fair value of the Company’s derivative financial instruments.
Derivative Instruments and Hedging Activities
The Company utilizes derivative financial instruments to manage interest rate risk related to its senior secured term loan B facility. The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated Other Comprehensive Income (Loss), or AOCI, net of taxes, and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Any ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.
Preferred Stock
SRA Companies has 352,820 authorized shares of preferred stock as of June 30, 2014 and 2015. No preferred stock was issued by SRA Companies.
Common Stock
SRA Companies has 1,147,180 authorized shares of common stock as of June 30, 2014 and 2015. 514,268 and 516,662 shares were issued and outstanding as of June 30, 2014 and 2015, respectively.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and Development Costs
Research and development, or R&D, costs are expensed as incurred. Total R&D costs, which are included in selling, general and administrative expenses, were $1.4 million for each of the years ended June 30, 2013, 2014 and 2015.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This ASU is effective for the Company’s fiscal 2019. This ASU permits the use of either the retrospective or cumulative effect transition method. Management is evaluating the methods of adoption allowed by this ASU and the effect that it is expected to have on the Company’s consolidated financial statements.
In April 2015, FASB issued ASU 2015-03, Interest - Imputation of Interest, which requires the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. This ASU is effective for the Company’s fiscal 2017. Adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.
In April 2015, FASB issued ASU No. 2015-05, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new guidance becomes effective for the Company on January 1, 2016 with early adoption permitted. The Company can elect to adopt ASU 2015-05 prospectively to all arrangements entered into or materially modified after the effective date or retrospectively. The Company has not yet completed the evaluation of the effect that ASU No. 2015-05 will have on its consolidated financial statements.
2. Acquisitions & Divestitures:
Qbase Government Services Business
On April 15, 2015, the Company completed an asset purchase of substantially all of the Government Services business from Qbase LLC for $72.0 million. The acquired Qbase Government Services business delivers IT support solutions and professional services to help enable the U.S. government’s missions focused on health, IT, homeland security and law enforcement. The acquisition was financed with cash on hand. The asset purchase agreement contains customary representations and warranties and requires Qbase and certain controlling stockholders to indemnify the Company for certain contingent liabilities for which an escrow fund of $5.4 million was established.
The total consideration was allocated to net tangible and identifiable intangible assets based on their fair values as of April 15, 2015. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded to goodwill. In its determination of estimated fair values, the Company considered, among other factors, its intention for future use of acquired assets, analysis of historical financial performance, and estimates of future performance of contracts.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The purchase price allocation for Qbase was as follows (in thousands):

Components of Purchase Price
Cash paid	$71,476
Liabilities assumed	524

Total purchase price	$72,000

Allocation of Purchase Price
Current assets	$725
Long-term assets	550
Definite-lived intangible assets	25,400
Goodwill	45,325

Total purchase price	$72,000
The goodwill and identified intangible assets are deductible for income tax purposes. The identified intangible assets consist of customer relationships and backlog which will be amortized over estimated useful lives of twenty and one year, respectively. The goodwill arising from the acquisition consists largely of the specialized nature of the workforce as well as synergies and economies of scale expected from combining the operations. Amortization is calculated on an accelerated basis based on the expected benefits of the assets.
MorganFranklin Corporation’s National Security Solutions Division
On December 16, 2012, the Company completed an asset purchase of MorganFranklin Corporation’s National Security Solutions division, or NSS, for $33.6 million. The acquisition was financed with borrowings under the Company’s revolving credit facility and cash on hand. NSS specializes in providing high-end command, control, communications, computer, intelligence, surveillance and reconnaissance, or C4ISR, intelligence analysis and cyber security services and solutions.
The total consideration was allocated to net tangible and identifiable intangible assets based on their fair values as of December 16, 2012. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded to goodwill. In its determination of estimated fair values, the Company considered, among other factors, its intention for future use of acquired assets, analysis of historical financial performance, and estimates of future performance of contracts.
The purchase price allocation for MorganFranklin Corporation’s NSS Division was as follows (in thousands):

Current assets	$6,033
Current liabilities	(2,219)

Acquired tangible assets	3,814
Definite-lived intangible assets	10,000
Goodwill	19,817

Total purchase price	$33,631
The goodwill and identified intangible assets are deductible for income tax purposes. The identified intangible assets consist of customer relationships which are being amortized over an estimated useful life of ten years. Amortization is calculated on an accelerated basis based on the expected benefits of the assets.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Divestiture of a portion of the Health & Civil business
On July 1, 2013, the Company sold a portion of its Health & Civil business, consisting of six contracts, for approximately $5.5 million. The Company recognized a gain of approximately $1.6 million during fiscal 2014 as a component of continuing operations. As a result of the divestiture, goodwill and intangible assets were reduced by approximately $4.2 million and $1.3 million, respectively.
3. Goodwill and Long-Lived Assets:
The Company tests trade names and goodwill for impairment at least annually during the fourth quarter as of April 1.
Trade names are assessed for impairment by comparing the carrying value to the estimated fair value calculated using the relief from royalty method. Under the relief from royalty method, a market royalty rate is applied to the Company’s future projected revenue. In fiscal 2014 and 2015, the estimated fair value of the trade names was greater than the carrying value, therefore no impairment was recognized. In fiscal 2013, the Company recognized a trade name impairment charge of $51.9 million for the amount of carrying value in excess of fair value.
In December 2013, the Company realigned its portfolio of customers from four business groups: Civil, Defense, Health, and Intelligence, Homeland Security and Law Enforcement, or IHL, into two business groups: National Security group and Health & Civil group. Goodwill assigned to the Company’s reporting units is assessed for impairment in a two-step process. In step one, the Company utilizes a discounted cash flow analysis as well as comparative market multiples to determine the fair value of its reporting units. In fiscal 2014 and 2015, there was no indication of impairment in the National Security reporting unit or the Health & Civil reporting unit as the fair value was more than 20% higher than the carrying value. In fiscal 2013, the carrying values of Defense, Civil and IHL reporting units exceeded their respective fair values, indicating a potential impairment. There was no indication of impairment in the Health reporting unit.
In fiscal 2013, the Company performed the second step of the goodwill impairment analysis to measure the amount of the impairment charge in its Civil, Defense and IHL reporting units. In step two, the fair value determined in step 1 is allocated to the tangible and intangible assets and liabilities of the reporting unit to derive an implied fair value of the reporting unit’s goodwill. Based on the results of the step two analyses, the Company recorded a $293.9 million goodwill impairment in fiscal 2013.
The fiscal 2013 impairment charge by reporting unit is as follows (in thousands):

Goodwill Impairment
Civil	166,105
Defense	52,128
IHL	75,620

Total impairment	$293,853
There can be no assurance that the estimates and assumptions used in the goodwill and trade names impairment analyses will prove to be accurate predictions of the future. If the assumptions regarding forecasted revenue or profitability are not achieved, or the Company experiences adverse changes in market factors such as discount rates or valuation multiples, the Company may be required to recognize additional impairment charges in future periods.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the carrying amount of goodwill were as follows (in thousands):

Goodwill as of June 30, 2013	$787,760
Sale of a portion of the Health & Civil business	(4,156)

Goodwill as of June 30, 2014	$783,604
Acquisition of Qbase Government Services Business	45,325

Goodwill as of June 30, 2015	$828,929
Given the goodwill impairment in fiscal 2013, the Company assessed the value of future undiscounted net cash flows related to the identified intangible assets with finite lives, without interest charges. The Company concluded that the carrying amount of the assets did not exceed the future undiscounted net cash flows, and therefore, the identified intangible assets were not impaired in fiscal 2013. In fiscal 2014 and 2015, there were no triggering events to assess whether identified intangible assets were impaired. Identified intangible assets for the periods presented consisted of the following (in thousands):

		June 30, 2014
	Weighted-Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	20 years	$288,901	$(62,556)	$226,345
Order backlog and developed technology	4 years	212,798	(187,634)	25,164
Software development costs	7 years	2,930	(523)	2,407

Total identified intangible assets	13 years	$504,629	$(250,713)	$253,916

		June 30, 2015
	Weighted-Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	20 years	$311,201	$(97,147)	$214,054
Order backlog and developed technology	4 years	215,898	(211,129)	4,769
Software development costs	7 years	3,167	(951)	2,216

Total identified intangible assets	13 years	$530,266	$(309,227)	$221,039
Amortization expense of identified intangible assets was $88.1 million, $72.7 million and $58.5 million for fiscal years 2013, 2014 and 2015, respectively. Identified intangible assets are amortized based on the expected benefits of the assets over estimated useful lives ranging from 1 to 20 years. Estimated amortization expense is as follows for the periods indicated (in thousands):

Fiscal year ending June 30,
2016	$41,941
2017	32,688
2018	26,764
2019	22,076
2020	18,119
Thereafter	79,451

Total	$221,039

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Benefit Plan:
The Company maintains a defined contribution plan, the SRA International, Inc. 401(k) Savings Plan, or the Plan. All regular and full-time employees are generally eligible to participate in the Plan. The Board of Directors can make changes to the matching contribution percentage at any time. The Company’s matching contribution expense was $15.6 million, $10.7 million, and $11.0 million for the years ended June 30, 2013, 2014, and 2015, respectively.
5. Stock-Based Compensation:
Stock Options
The Board of Directors adopted a stock incentive plan in February 2012, amended in December 2012, or the 2012 Plan, that authorizes the issuance of up to 61,262 shares of common stock in the form of options. Under the 2012 Plan, key employees, non-employee directors and consultants of the Company may be granted a combination of service and performance options. The performance options are considered market-based for accounting purposes. The Company utilizes the Black-Scholes-Merton option-pricing model to value the service options and the Monte Carlo or binomial lattice model to value the performance options.
The service options generally vest in five equal installments subject to the option holder’s continued employment or service with the Company. The performance options vest at the time of a change in control based upon a specified level of cash return to the PEP Funds from its investment in the Company. The service and performance options expire 10 years from the date of grant.
Assumptions
In calculating the compensation expense for options granted, the Company utilizes the Black-Scholes-Merton model to value the service options and the Monte Carlo or binomial lattice model to value the performance options. The weighted average assumptions used to calculate fair market value of the stock options in the models for the periods presented were as follows:

	Fiscal Year Ended June 30,
	2013	2014	2015
Expected volatility	42.0%	142.5%	50.0%
Expected term (in years)	4.25	4.5	2.0
Risk-free interest rate	0.42%	0.63%	0.56%
Dividend yield	—%	—%	—%
For 2013 and 2014, the expected volatility is based upon the combination of SRA’s historical stock volatility as a public company before the announcement of the Transaction, the historical volatility of peer public companies’ stock prices and the implied volatility of comparable, publicly traded companies’ share prices determined from publicly traded call options, as applicable. For 2015 the expected volatility is based upon historical volatility of peer public companies’ stock prices.
The expected term is estimated based on exit event scenarios. The risk-free rate is based on the forward U.S. Treasury note yields over the expected term. The Company used a dividend yield percentage of zero because the Company has not historically paid dividends.
The estimated forfeiture rate was 35%, 40% and 45% for fiscal 2013, 2014 and 2015, respectively, based on an analysis of the Company’s historical forfeiture rate averages since the Transaction.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes stock option activity:

	Fiscal Year Ended June 30,
	2013	2014	2015
Service Options:
Shares under option at beginning of period	26,460	25,210	26,071
Options granted	5,581	5,362	1,495
Options forfeited or cancelled	(6,831)	(4,501)	(1,534)

Shares under option at end of period	25,210	26,071	26,032

Options exercisable at end of period	4,506	8,142	12,341

Performance Options:
Shares under option at beginning of period	27,060	25,488	25,957
Options granted	7,781	5,362	1,495

Options forfeited or cancelled	(9,353)	(4,893)	(851)

Shares under option at end of period	25,488	25,957	26,601
For the service options, the weighted-average exercise price is $1,000. The weighted-average fair value per option granted, calculated based on the Black-Scholes-Merton model, was $341, $192 and $168 for fiscal 2013, 2014, and 2015, respectively. For the performance options, the weighted-average exercise price is $1,000. The weighted-average fair value per option granted, calculated based on the binomial lattice model for 2013 and the Monte Carlo model for 2014 and 2015, was $188, $186 and $79 for fiscal 2013, 2014 and 2015, respectively.
As of June 30, 2015, the aggregate intrinsic value of the stock options outstanding, stock options exercisable and stock options expected to vest was $7.4 million, $1.7 million and $3.0 million, respectively. Intrinsic value is calculated as the difference between the exercise price of the shares and the fair market value as of June 30, 2015.
Restricted Common Stock
In fiscal 2012, pursuant to the Chief Executive Officer’s, or CEO’s, employment agreement, the CEO was granted 1,000 shares of restricted common stock valued at $1,000 per share. The restricted shares vest 20% per year on each of the first five anniversaries of the CEO’s date of employment with the Company.
In June 2013, the Board of Directors approved a restricted stock plan, or Restricted Stock Plan. The Board may award shares of restricted stock under the Restricted Stock Plan, at its discretion, to key employees. As of June 30, 2015, the number of authorized shares eligible for grant under the Restricted Stock Plan was 19,340 shares of common stock.
Vesting of restricted stock awarded under the Restricted Stock Plan is subject to the grantee’s continuous employment with the Company from the grant date to the vesting date. Awards vest over various time periods ranging from zero to 36 months. Vested restricted stock issued under the Restricted Stock Plan remains subject to certain sales and transfer restrictions, including a performance condition on certain vested restricted stock.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes restricted stock activity:

	Fiscal Year Ended June 30,
	2013	2014	2015
Nonvested restricted shares at beginning of period	1,000	12,165	12,076
Restricted shares granted	11,365	3,309	1,300
Restricted shares vested	(200)	(200)	(2,517)
Restricted shares forfeited	—	(3,198)	(620)

Nonvested restricted shares at end of period	12,165	12,076	10,239

The weighted-average grant-date fair value of the restricted stock granted in fiscal 2013 was $250 per share. The weighted-average grant-date fair value of the restricted stock granted in fiscal 2014 and 2015 was $200 and $226 per share, respectively, which is restricted by a Company performance condition. The per share value calculated for purposes of recording stock-based compensation expense was determined using a discounted cash flow analysis as well as comparative market multiples, and was discounted for lack of marketability.
Stock Compensation Expense
The Company recognized stock-based compensation expense related to the stock options and restricted stock of $2.8 million, $3.3 million and $3.9 million for the years ended June 30, 2013, 2014 and 2015, respectively. The total amount of unrecognized compensation expense related to unvested stock-based compensation arrangements was $3.2 million as of June 30, 2015 and is expected to be recognized on a straight-line basis over a weighted average period of 1.7 years.
6. Accounts Receivable:
Accounts receivable, net as of June 30, 2014 and 2015 consisted of the following (in thousands):

	June 30,
	2014	2015
Billed and billable, net of allowance of $957 and $997 as of June 30, 2014 and 2015, respectively	$201,427	$199,957

Unbilled:
Retainages	4,031	4,464
Revenue recorded in excess of milestone billings on fixed-price contracts	12,595	6,715
Revenue recorded in excess of contractual authorization, billable upon receipt of contractual documents	5,184	8,764
Allowance for unbillable amounts	(5,560)	(5,985)

Total unbilled	16,250	13,958

Total accounts receivable	$217,677	$213,915
The billable receivables included in the billed and billable line item above represent primarily revenue earned in the final month of the reporting period. Consistent with industry practice, certain receivables related to long-term contracts are classified as current, although $2.4 million of retainages are not expected to be billed and collected within one year. The Company’s accounts receivable are primarily from federal government agencies or customers engaged in work for the federal government.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the Company’s allowance for doubtful accounts for the periods presented were as follows (in thousands):

	Fiscal Year Ended June 30,
	2013	2014	2015
Beginning balance	$532	$773	$957
Charged to costs and expenses	241	184	40

Ending balance	$773	$957	$997

Changes in the Company’s allowance for unbillable amounts for the periods presented were as follows (in thousands):

	Fiscal Year Ended June 30,
	2013	2014	2015
Beginning balance	$5,269	$5,223	$5,560
Charged to costs and expenses	(46)	337	425

Ending balance	$5,223	$5,560	$5,985
Billings in excess of revenue totaled $10.8 million at June 30, 2014 and June 30, 2015. Billings in excess of the revenue recognized are classified as a current liability in the consolidated balance sheet.
Accounts Receivable Factoring
During fiscal 2014, the Company entered into an accounts receivable purchase agreement under which the Company sells certain accounts receivable to a third party, or the Factor, without recourse to the Company. The Factor initially pays the Company 90% of the receivable and the remaining price is deferred and based on the amount the Factor receives from our customer. The structure of the transaction provides for a true sale, on a revolving basis, of the receivables transferred. Accordingly, upon transfer of the receivable to the Factor, the receivable is removed from the Company’s consolidated balance sheet, a loss on the sale is recorded and the deferred price is an account receivable until it is collected. The balance of the sold receivables may not exceed $56.0 million at any time. For fiscal 2014 and 2015, the Company sold approximately $142.2 million and $402.5 million of receivables, respectively, and recognized a related loss of $0.4 million and $1.0 million, respectively, in selling, general and administrative expenses. As of June 30, 2015, the balance of the sold receivables was approximately $34.6 million, and the related deferred price was approximately $3.5 million.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Composition of Certain Financial Statement Captions:
Details of the composition of certain financial statement captions for the periods presented were as follows (in thousands):

	June 30,
	2014	2015
Prepaid expenses and other
Taxes and taxes receivable	$—	$185
Maintenance and software	1,575	1,270
Rent	237	253
Other	3,831	5,320

Total prepaid expenses and other	$5,643	$7,028

Property and equipment
Leasehold improvements	$22,482	$23,836
Furniture, equipment and software	32,185	35,318
Total property and equipment	54,667	59,154
Less: Accumulated depreciation and amortization	(35,742)	(42,705)

Total property and equipment, net	$18,925	$16,449

Other long-term assets
Debt issuance costs, net	$31,566	$25,397
Other	4,066	3,636

Total other long-term assets	$35,632	$29,033

Accounts payable and accrued expenses
Vendor obligations	$86,658	$98,708
Accrued interest	23,215	24,603
Interest rate derivative liability	10,729	7,637
Facility exit charge	8,173	6,667
Other	7,851	8,015

Total accounts payable and accrued expenses	$136,626	$145,630

Accrued payroll and employee benefits
Accrued salaries and incentive compensation	$35,195	$39,936
Accrued leave	33,694	30,286
Accrued fringe benefits	14,128	12,369

Total accrued payroll and employee benefits	$83,017	$82,591

Other long-term liabilities
Interest rate derivative liability	$8,803	$2,369
Deferred rent	9,433	12,378
Facility exit charge	5,193	4,119

Total other long-term liabilities	$23,429	$18,866

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt:
On July 20, 2011, in connection with the Transaction, SRA (i) entered into senior secured credit facilities, consisting of an $875.0 million Term Loan B Facility and a $100.0 million Revolver, or the Credit Agreement, and (ii) issued $400.0 million aggregate principal amount of 11% Senior Notes. The Term Loan B Facility was issued at a discount of $8.75 million.

At June 30, 2014 and 2015, debt consisted of the following (in thousands):

	June 30,
	2014	2015
Term Loan B Facility	$675,000	$664,167
Less: Unamortized discount	(5,073)	(4,007)

Term Loan B Facility, net	669,927	660,160
Senior Notes due 2019 at 11%	400,000	400,000

Total debt	1,069,927	1,060,160
Less: Current portion of long-term debt	(22,000)	—

Long-term debt	$1,047,927	$1,060,160
As of June 30, 2015 and 2014, the estimated fair value of SRAs outstanding debt was approximately $1,088.7 million and $1,098.5 million, respectively. The estimated fair value of this outstanding debt was determined based on quoted prices for similar instruments in active markets (Level 2 inputs).
The Credit Agreement and the indenture governing the Senior Notes limit SRA’s ability to incur certain additional indebtedness, pay dividends or make other distributions or repurchase capital stock, make certain investments, enter into certain types of transactions with affiliates, use assets as security in other transactions, and sell certain assets.
SRA is required to meet a net senior secured leverage ratio, or NSSLR, covenant quarterly if any revolving loan, swing-line loan or letter of credit is outstanding on the last day of the quarter. SRA had no outstanding debt, letters of credit or borrowings on its Revolver as of June 30, 2014 and 2015. If SRA had any borrowings on its Revolver, it would have been required to maintain a NSSLR of less than or equal to 4.5x as of June 30, 2015. The ratio is calculated as the consolidated net secured indebtedness as of the last day of the quarter (defined as the consolidated net debt secured by any lien minus any cash and permitted investments) to the preceding four quarters’ consolidated EBITDA (as defined in the Credit Agreement). SRA’s NSSLR was 3.2x as of June 30, 2014 and 2.9x as of June 30, 2015. As of June 30, 2015, SRA was in compliance with all of its covenants.
Senior Secured Credit Facilities
Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus the London Interbank Offered Rate, or LIBOR, with a 1.25% floor, or, at SRA’s option, an applicable margin plus an alternative base rate determined by reference to the higher of the prime rate or the federal funds rate plus 0.5%, with a 2.25% floor. In addition to paying interest on outstanding principal under the senior secured credit facilities, SRA pays a per annum commitment fee on undrawn amounts under the revolving credit facility and customary administrative fees. The senior secured credit facilities are guaranteed by Sterling Parent and substantially all wholly-owned domestic subsidiaries of SRA. The Term Loan B Facility matures in July 2018 and the Revolver matures in July 2016.
In addition, the senior secured credit facilities require SRA to prepay outstanding term loans, subject to certain exceptions, in the case of excess cash flow, or ECF, and in the event of certain asset sales, condemnation events and issuances of debt. SRA is required to make annual payments equal to 50% of ECF based upon achievement of a net

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

senior secured leverage ratio, or NSSLR, between 2.75x and 3.5x. The required annual payments adjust to 75% of ECF when NSSLR is greater than 3.5x, 25% of ECF when NSSLR is between 2x and 2.75x, and zero if NSSLR is less than 2x. Any required ECF payments are due in October each year, subject to acceptance by the lenders. SRA repaid $140.0 million of its Term Loan B Facility in fiscal 2012, which satisfied all of SRA’s required quarterly principal payments and required ECF principal payments for fiscal 2012. SRA repaid $20.0 million of its Term Loan B Facility in fiscal 2013, which satisfied the SRA’s required ECF principal payments for fiscal 2013. SRA’s fiscal 2014 ECF requirement was $61.5 million, of which SRA repaid $40.0 million during fiscal 2014. The remainder was tendered as payment in October 2014, of which $10.6 million was declined by the lenders and returned to SRA, as permitted by the facility. No amount is due in mid-October, 2015 based on the terms of the agreement.
The $8.75 million Term Loan B Facility original issue discount is being amortized to interest expense using the effective interest method and added to the recorded debt amount over the seven-year term of the loan. During fiscal 2013, 2014 and 2015, $1.1 million, $1.3 million and $1.1 million, respectively, of the original issue discount were amortized and reflected in interest expense in the consolidated statements of operations.
Costs incurred in connection with the issuance of the debt are amortized using the effective interest method over the life of the related debt and accelerated to the extent that any repayment is made. During fiscal 2013, 2014 and 2015 $6.0 million, $6.6 million and $6.2 million, respectively, of costs were amortized and reflected in interest expense in the consolidated statements of operations.
As of June 30, 2015, interest accrued at an average rate of 6.5% for the senior secured credit facilities. Interest payments of $47.8 million, $36.7 million and $44.8 million were made for fiscal 2013, 2014 and 2015, respectively, including $0.5 million, $0.6 million, and $0.7 million of commitment fees for the same periods.
Senior Notes due 2019
The Senior Notes due 2019 are guaranteed by SRA’s wholly-owned domestic subsidiaries.
Interest on the Senior Notes is payable semi-annually. The Senior Notes are redeemable, in whole or in part, at the redemption prices set forth in the indenture governing the Senior Notes, including a redemption price of 105.5% during the twelve-month period beginning on October 1, 2015, plus accrued and unpaid interest, if any, to the redemption date.
As of June 30, 2014 and 2015, interest accrued at an average rate of 11.0% for the Senior Notes. SRA paid $44.0 million of interest related to the Senior Notes for each of fiscal 2013, 2014 and 2015.
9. Derivative Instruments and Hedging Activities:
Hedge of Interest Rate Risk
Risk Management Objective of Using Derivatives
The Company utilizes derivative financial instruments to manage interest rate risk related to its Term Loan B Facility.
Cash Flow Hedges of Interest Rate Risk
The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. Such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. As of June 30, 2014 and 2015, the Company had outstanding interest rate derivatives with a combined notional value of $565.0 million and $500.0 million, respectively, which were designated as cash flow hedges of interest rate risk.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated Other Comprehensive Income, or AOCI, net of taxes, and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next twelve months, the Company estimates that approximately $6.2 million will be reclassified from AOCI into interest earnings.

Fair Values of Derivative Instruments on the Consolidated Balance Sheets
The fair value of the Company’s derivative financial instruments, determined using Level 2 inputs (see Note 1), was $19.5 million and $10.0 million as of June 30, 2014 and 2015, respectively. The current portion is included in the accounts payable and accrued expenses and the long-term portion is included in other long-term liabilities in the consolidated balance sheets.
The Company utilizes a third-party pricing service to assist with determining the fair values for its interest rate swaps. The Company performs procedures to corroborate the values provided by the pricing service including regular discussions to understand the pricing service’s methodology and a review of the service provider’s Statement on Standards for Attestation Engagements No. 16, or SSAE 16, report.
The Effect of Derivative Instruments on the Consolidated Statements of Operations & Consolidated Statements of Comprehensive Loss
All amounts recorded in other comprehensive loss are related to the Company’s derivatives. The following table represents a rollforward of amounts recognized in accumulated other comprehensive loss, including the reclassifications out of the accumulated other comprehensive loss to the consolidated statements of operations (in thousands):

	Fiscal Year Ended June 30, 2013	Fiscal Year Ended June 30, 2014	Fiscal Year Ended June 30, 2015
Beginning of period	$(12,027)	$(12,183)	$(11,871)
Other comprehensive loss before reclassifications
Total before tax	(1,798)	(4,064)	(1,381)
Tax effect	705	1,594	537

Net of tax	(1,093)	(2,470)	(844)
Amounts reclassified from accumulated other comprehensive loss
Total before tax	1,542	4,578	10,908
Tax effect	(605)	(1,796)	(4,306)

Net of tax	937	2,782	6,602

Net other comprehensive (loss) income	(156)	312	5,758

End of period	$(12,183)	$(11,871)	$(6,113)
The Company amortized $1.5 million, $4.6 million and $10.9 million of the interest rate derivatives from AOCI into interest expense in the consolidated statements of operations for the years ending June 30, 2013, 2014 and 2015, respectively.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has agreements with each of its interest rate swap counterparties that contain a provision providing that the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness.
If the Company had breached any of the provisions of the agreements at June 30, 2015, it could have been required to settle its obligations under the agreements at an estimated termination value. As of June 30, 2015, the termination value of the interest rate swaps in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements, was $13.0 million. As of June 30, 2015, the Company had not breached any of the provisions or posted any collateral related to these agreements.

10. Income Taxes:
The benefit for income taxes for the periods presented was comprised of the following (in thousands):

	Fiscal Year Ended June 30, 2013	Fiscal Year Ended June 30, 2014	Fiscal Year Ended June 30, 2015
Current provision (benefit)
Federal	$986	$1,605	$(4,023)
State	(509)	905	1,718
Deferred provision (benefit)
Federal	(52,115)	(15,379)	(2,540)
State	(8,531)	(3,417)	(2,226)

Provision for (benefit from) income taxes	$(60,169)	$(16,286)	$(7,071)
A reconciliation of the Company’s statutory federal income tax rate to the effective tax rate for the periods presented is shown below:

	Fiscal Year Ended June 30, 2013	Fiscal Year Ended June 30, 2014	Fiscal Year Ended June 30, 2015
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	4.2	4.2	3.9
Federal tax credits	0.1	1.1	3.3
Non-deductible goodwill impairment	(23.6)	—	—
Adjustments to prior year tax benefits	—	—	(3.3)
Other	0.2	—	(1.7)

Effective tax rate	15.9%	40.3%	37.2%
The Company’s fiscal 2015 effective tax rates are lower than the statutory income tax rate primarily as a result of adjusting tax benefits recognized previously in the financial statements and prior year returns.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the Company’s deferred tax (liabilities) assets as of June 30, 2014 and 2015 were as follows (in thousands):

	June 30,
	2014	2015
Deferred tax assets
Compensated absences and other accruals not yet deductible for tax purposes	$31,503	$31,343
Financial statement depreciation in excess of tax depreciation	16,497	18,279
Nonqualified stock awards	3,108	4,254
Net operating loss carryforwards of acquired companies	6,274	—
Other	13,998	12,054

Total deferred tax asset	$71,380	$65,930

Deferred tax liabilities
Identified intangible assets	$(146,289)	$(136,026)
Prepaid expenses	(769)	(792)
Unbilled contract revenue	(35,930)	(35,996)

Total deferred tax liabilities	(182,988)	(172,814)

Net deferred tax liability	$(111,608)	$(106,884)

Uncertain Tax Positions
The change in the Company’s unrecognized tax benefits for the periods presented is as follows (in thousands):

	Fiscal Year Ended June 30, 2013	Fiscal Year Ended June 30, 2014	Fiscal Year Ended June 30, 2015
Beginning balance	$581	$967	$1,311
Gross increases related to prior year tax positions	376	251	150
Gross increase related to current year tax positions	157	93	137
Lapse of applicable statute of limitations	(147)	—	(244)

Ending balance	$967	$1,311	$1,354
The Company’s unrecognized tax benefits as of June 30, 2015 primarily relate to federal research and development tax credits taken on the Company’s fiscal 2011 through fiscal 2014 tax returns. The Company’s unrecognized tax benefits as of June 30, 2015, if recognized, would provide a tax benefit. The Company does not anticipate any material changes in this position in the next 12 months.
The Internal Revenue Service, or IRS, is currently examining the Company’s federal income tax return for fiscal 2011. The Company has been notified that the IRS may contest a deduction in that period, but the Company believes firmly in the validity of its position and would defend vigorously.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Commitments and Contingencies:
Government Contracting
The Company is subject to investigations and reviews relating to compliance with various laws and regulations. U.S. Government agencies, including the Defense Contract Audit Agency, or DCAA, and the Defense Contract Management Agency, or DCMA, routinely audit and review a contractor’s performance on government contracts; accounting, estimating, and other management internal control systems; indirect rates and pricing practices; and compliance with applicable contracting and procurement laws, regulations and standards, including U.S. Government Cost Accounting Standards.
In November 2013, DCMA issued a report that deemed the Company’s accounting system acceptable. Any future adverse audit findings or failure to obtain an “adequate” determination of the Company’s various accounting, estimating, and other management internal control systems from the responsible U.S. government agency could significantly and adversely affect its business, including its ability to bid on new contracts and its competitive position in the bidding process. The government may also decrement billings until cited deficiencies are corrected and a follow-up review has been performed by DCAA confirming corrective actions are adequate.
The DCAA has not completed audits of the Company’s incurred cost submissions for fiscal 2009 and subsequent fiscal years. The Company has recorded financial results subsequent to fiscal 2008 based upon costs that the Company believes will be approved upon final audit or review. If incurred cost audits result in adverse findings that exceed the Company’s estimates, it may have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Leases
Net rent expense for the periods presented was as follows (in thousands):

	Fiscal Year Ended June 30, 2013	Fiscal Year Ended June 30, 2014	Fiscal Year Ended June 30, 2015
Office space	$37,424	$32,203	$33,661
Sublease income	(4,158)	(4,161)	(2,288)
Furniture and equipment	556	504	441

Total	$33,822	$28,546	$31,814
The following table summarizes the Company’s future minimum rental commitments under noncancelable operating leases, primarily for office space, as of June 30, 2015 (in thousands):

	Rental Commitments (a)		Sublease Income	Net Commitment
Fiscal Year Ending June 30,
2016	$27,024	$	$(1,613)	$25,411
2017	21,480		(1,660)	19,820
2018	18,528		(1,592)	16,936
2019	15,996		(1,006)	14,990
2020	15,435		(1,047)	14,388
Thereafter	103,568		(3,905)	99,663

Total future minimum lease payments	$202,031		$(10,823)	$191,208

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a)
Includes approximately $5.0 million, $3.8 million, $2.8 million, $2.3 million, $2.0 million and $12.4 million of future cash payments for fiscal 2016, 2017, 2018, 2019, 2020 and thereafter, respectively, related to the underutilized space that the Company exited during fiscal 2012, 2013, 2014 and 2015 (see Note 12).

The Company leases all of its office facilities. Some of these leases include tenant improvement incentives, rent holidays, or rent escalation clauses. Certain lease commitments are subject to adjustment based on changes in the Consumer Price Index.
Litigation
The Company is subject to investigations, audits and reviews relating to compliance with various laws and regulations with respect to its role as a contractor to agencies and departments of the U.S. Government, state, local, and foreign governments, and otherwise in connection with performing services in countries outside of the United States. Such matters can lead to criminal, civil or administrative proceedings and the Company could be faced with penalties, fines, payments or compensatory damages. Adverse findings could also have a material adverse effect on the Company because of its reliance on government contracts. The Company is subject to periodic audits by state, local, and foreign governments for taxes. The Company is also involved in various claims, arbitrations and lawsuits arising in the normal conduct of its business, including but not limited to bid protests, various employment litigation matters, contractual disputes and charges before administrative agencies. Although the Company can give no assurance, based upon its evaluation and taking into account the advice of legal counsel, the Company does not believe that the outcome of any such matter would likely have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

12. Facility Exit Costs:
Periodically the Company initiates activities to consolidate and exit certain underutilized leased facilities as well as sublease excess space. The Company exited underutilized office space in several of its leased facilities and recognized a total facility exit charge of $3.8 million, $12.8 million and $5.5 million during fiscal 2013, 2014 and 2015 respectively, which was included in selling, general and administrative expenses on the consolidated statement of operations. Future lease payments will continue to be made through the end of the lease terms, with the latest expiring in fiscal 2026.
In determining the fair value of the facility exit charge, the Company made estimates related to potential sublease income and future exit costs. If the actual amounts differ from the Company’s estimates, the amount of the facility exit charge could be impacted.
The following is a summary of the accrued facility exit charge (in thousands). The current portion is included in accounts payable and accrued expenses and the long-term portion is included in other long-term liabilities in the consolidated balance sheets.

Balance as of June 30, 2013	$3,538
Facility exit costs accrued	12,810
Cash payments	(2,202)
Non-cash settlement	(780)

Balance as of June 30, 2014	13,366
Facility exit costs accrued	5,545
Cash payments	(7,689)
Non-cash settlement	(436)

Balance as of June 30, 2015	10,786
Less: Current portion of facility exit charge liability	(6,667)

Long-term facility exit charge liability	$4,119

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Related Party Transactions:
In accordance with the Transaction, Providence provides the Company with advisory, consulting, and other services for which the Company pays Providence an annual management fee. In addition to the management fee, the Company is responsible for expenses incurred by Providence in connection with its performance of oversight services. The Company incurred $1.9 million, $1.8 million and $1.8 million in management fees and expenses for the years ended June 30, 2013, 2014 and 2015, respectively.
As of June 30, 2012, Providence affiliates owned $11.7 million of the Company’s Term Loan B Facility. During fiscal 2013, the Providence affiliates sold all of their interest in the Company’s Term Loan B Facility. Interest payments of approximately $0.4 million were made for this portion of the Term Loan B Facility for fiscal 2013.
From time to time, and in the ordinary course of business the Company purchases goods and services from other Providence portfolio companies. Costs associated with these related party transactions for the years ended June 30, 2013, 2014 and 2015 were $7.6 million, $5.3 million and $9.0 million, respectively.
As of June 30, 2014, there were no amounts due from related parties and $0.6 million due to related parties, which was included in the accompanying consolidated balance sheet. As of June 30, 2015, there were no amounts due from related parties and $1.2 million due to related parties, which was included in the accompanying consolidated balance sheet.
14. Subsequent Events:
We have evaluated subsequent events through the date the financial statements were issued.

SRA COMPANIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30,	September 30
	2015	2015
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$96,009	$68,822
Restricted cash	681	636
Accounts receivable, net	213,915	234,798
Prepaid expenses and other	7,028	7,971

Total current assets	317,633	312,227
Property and equipment, net	16,449	24,276
Goodwill	828,929	828,929
Trade names	150,200	150,200
Identified intangibles, net	221,039	209,971
Other long-term assets	29,033	26,981

Total assets	$1,563,283	$1,552,584

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$—	$—
Accounts payable and accrued expenses	145,630	141,702
Accrued payroll and employee benefits	82,591	74,290
Billings in excess of revenue recognized	10,826	9,194
Deferred income taxes	6,121	3,213

Total current liabilities	245,168	228,399
Long-term debt	1,060,160	1,060,465
Deferred income taxes	100,763	102,080
Other long-term liabilities	18,866	24,100

Total liabilities	1,424,957	1,415,044
Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 352,820 shares authorized as of June 30, 2015 and September 30, 2015, none issued and outstanding as of June 30, 2015 and September 30, 2015	—	—
Common stock, par value $0.01 per share; 1,147,180 shares authorized, 516,662 shares issued and outstanding as of June 30, 2015; 1,147,180 shares authorized, 516,790 shares issued and outstanding as of September 30, 2015	5	5
Additional paid-in capital	526,778	528,386
Accumulated other comprehensive loss, net of tax	(6,113)	(4,565)
Accumulated deficit	(382,344)	(386,286)

Total stockholders’ equity	138,326	137,540

Total liabilities and stockholders’ equity	$1,563,283	$1,552,584
The accompanying notes are an integral part of these condensed consolidated financial statements.

SRA COMPANIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands)

	Three months ended September 30,
	2014	2015
Revenue	$338,614	$351,006
Operating costs and expenses:
Cost of services	255,763	269,849
Selling, general and administrative	44,929	47,707
Depreciation and amortization of property and equipment	2,076	1,982
Amortization of intangible assets	14,772	11,068

Total operating costs and expenses	317,540	330,606

Operating (loss) income	21,074	20,400
Interest expense	(27,274)	(26,950)
Interest income	14	15

Loss before income taxes	(6,186)	(6,535)
Benefit from income taxes	(2,028)	(2,593)

Net loss	$(4,158)	$(3,942)
The accompanying notes are an integral part of these condensed consolidated financial statements.

SRA COMPANIES, INC. AND SUBSIDIARIES
CONDESNED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)
(in thousands)

	Three months ended September 30,
	2014	2015
Net loss	$(4,158)	$(3,942)
Unrealized (loss) gain on interest rate swaps, net of tax	1,697	1,548

Comprehensive loss	$(2,461)	$(2,394)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SRA COMPANIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	Three months ended September 30,
	2014	2015
Cash flows from operating activities:
Net loss	$(4,158)	$(3,942)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	2,435	2,195
Amortization of intangible assets	14,772	11,068
Stock-based compensation	2,223	1,590
Deferred income taxes	(2,513)	(2,577)
Amortization of original issue discount and debt issuance costs	2,045	2,014
Changes in assets and liabilities, net of the effect of acquisitions and divestitures
Accounts receivable	8,286	(21,182)
Prepaid expenses and other	(2,825)	(943)
Accounts payable and accrued expenses	(668)	(3,763)
Accrued payroll and employee benefits	(4,834)	(8,301)
Billings in excess of revenue recognized	(1,506)	(1,632)
Other	(509)	1,216

Net cash provided by operating activities	12,748	(24,257)

Cash flows from investing activities:
Capital expenditures	(3,146)	(2,930)

Net cash used in investing activities	(3,146)	(2,930)

Cash flows from financing activities:

Net cash used in financing activities	—	—

Net increase (decrease) in cash and cash equivalents	9,602	(27,187)
Cash and cash equivalents, beginning of period	108,840	96,009

Cash and cash equivalents, end of period	$118,442	$68,822

Supplementary Cash Flow Information
Cash paid for interest	20,061	13,761
Cash paid (refunds received) for income taxes, net	1,107	(162)
The accompanying notes are an integral part of these condensed consolidated financial statements.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 - Basis of Presentation:
SRA Companies, Inc., a Delaware corporation, or SRA Companies, and its wholly-owned subsidiary, Sterling Parent L.L.C., or Sterling Parent, were formed by private equity investment funds, or the PEP Funds, sponsored by Providence Equity Partners L.L.C., or Providence, for the sole purpose of acquiring SRA International, Inc. and its subsidiaries, or SRA, a Virginia corporation. SRA was acquired on July 20, 2011, or the Transaction. SRA Companies and Sterling Parent do not have any independent assets or operations. On August 31, 2015, SRA announced that it had entered into a definitive agreement (the “Merger Agreement”) to combine its business operations with Computer Science Corporation's (CSC) government services unit, Computer Sciences Government Services (CSGov). The merger is expected to close during the second quarter of fiscal 2016, in conjunction with the separation of CSGov from CSC with CSGov being the surviving entity.
The accompanying unaudited condensed consolidated financial statements include the accounts of SRA Companies, Inc. and its direct and indirect wholly-owned subsidiaries, or collectively referred as the Company, and have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. All intercompany transactions and balances have been eliminated. Certain information and note disclosures normally included in the annual financial statements, which are also prepared in accordance with GAAP, have been omitted pursuant to those rules and regulations. The Company believes that the disclosures made are adequate to make the information presented not misleading.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments and reclassifications that are necessary for fair presentation of the periods presented. The results for the three months ended September 30, 2015 are not necessarily indicative of the results to be expected for the year ended June 30, 2016 (fiscal 2016). These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the fiscal year ended June 30, 2015.
Nature of Business
SRA is a provider of sophisticated information technology and strategic consulting services and solutions primarily to the U.S. federal government. The Company provides services and solutions that enable mission performance, improve efficiency of operations, and/or reduce operating costs. The Company's portfolio of customers spans a broad variety of federal agencies and is organized around them into two business groups: National Security group and Health & Civil group.
Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and in assessing performance. Due to the similarities in the types of customers, services and overall economic characteristics of the Company’s two business groups, the Company aggregates all of its operations into one reportable segment.
The Company derives a substantial portion of its revenue from services provided as a prime contractor or subcontractor on engagements with various agencies of the U.S. government. These contracts represented greater than 97% of the Company’s revenue for all periods presented. The Company considers individual agencies that may fall under a larger department as separate customers. No customer accounted for 10% or more of the Company’s revenue for any of the periods presented herein.
Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between marketplace participants. Various valuation approaches can be used to determine fair value, each requiring different valuation inputs. The following hierarchy classifies the inputs used to determine fair value into three levels:
•Level 1 – Quoted prices for identical instruments in active markets;

•
Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company did not have any significant non-financial assets or liabilities measured at fair value on June 30, 2015 or September 30, 2015. However, the fair value measurement concepts are applied in determining the fair value of goodwill and intangible assets for the purposes of assessing impairment. The valuation models used in the impairment analysis are based in part on estimated future operating results and cash flows. Because these factors are derived from the Company's estimates and internal market assumptions, they are considered unobservable inputs and the resulting fair value measurements are included in Level 3 of the fair value hierarchy.
The Company’s financial instruments include cash, trade receivables, vendor payables, debt, and derivative financial instruments. As of June 30, 2015 and September 30, 2015, the carrying value of cash, trade receivables and vendor payables approximated their fair value. See Note 5 for a discussion of the fair value of the Company’s debt. See Note 6 for a discussion of the fair value of the Company’s derivative financial instruments.
Income Taxes
The Company's effective tax rate for the three months ended September 30, 2014 and 2015 was a tax benefit of 32.8% and 39.7%, respectively. The Company's first quarter fiscal 2015 effective tax rate was lower than the statutory income tax rate primarily due to non-deductible permanent items and minimal state taxes. The Company's first quarter fiscal 2016 effective tax rate was higher than the statutory income tax rate primarily as a result of non-deductible permanent items.
The Internal Revenue Service, or IRS, is currently examining the Company’s federal income tax return for fiscal 2011. The IRS has contested a $136.7 million worthless stock deduction of a disposed subsidiary in that period. The Company believes its tax positions are appropriate and is prepared to vigorously defend them.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This ASU is effective for the Company’s fiscal 2019. This ASU permits the use of either the retrospective or cumulative effect transition method. Management is evaluating the methods of adoption allowed by this ASU and the effect that it is expected to have on the Company’s consolidated financial statements.
In April 2015, FASB issued ASU 2015-03, Interest - Imputation of Interest, which requires the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. This ASU is effective for the Company’s fiscal 2017. Adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.
In April 2015, FASB issued ASU No. 2015-05, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new guidance becomes effective for the Company on July 1, 2016 with early adoption permitted. The Company can elect to adopt ASU 2015-05 prospectively to all arrangements entered into or materially modified after the effective date or retrospectively. The Company has not yet completed the evaluation of the effect that ASU No. 2015-05 will have on its consolidated financial statements.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2 - Stock-Based Compensation:
Stock Options
The Board of Directors adopted a stock incentive plan in February 2012, amended in December 2012, the 2012 Plan, that authorizes the issuance of up to 61,262 shares of common stock in the form of options. Under the 2012 Plan, key employees, non-employee directors and consultants of the Company may be granted a combination of service and performance options. The performance options are considered market-based for accounting purposes. The Company utilizes the Black-Scholes-Merton option-pricing model to value the service options and the Monte Carlo or binomial lattice model to value the performance options.
The service options generally vest in five equal installments subject to the option holder’s continued employment or service with the Company. The performance options vest at the time of a change in control based upon a specified level of cash return to the PEP Funds from its investment in the Company. The service and performance options expire 10 years from the date of grant.
The following table summarizes stock option activity for the three months ended September 30, 2015:

Service Options:
Shares under option at June 30, 2015	29,157
Options granted	—
Options forfeited or cancelled	(258)
Shares under option at September 30, 2015	28,899
Options exercisable at September 30, 2015	20,649

Performance Options:
Shares under option at June 30, 2015	26,601
Options granted	—
Options forfeited or cancelled	(513)
Shares under option at September 30, 2015	26,088
Pursuant to the terms of the Merger Agreement, the Merger will result in the cancellation and settlement of all outstanding vested service options and all outstanding performance options through a combination of cash and CSGov stock, and will result in the conversion of all outstanding unvested service options into unvested options of CSGov of equivalent value.
Restricted Common Stock
In fiscal 2012, pursuant to the Chief Executive Officer’s, or CEO’s, employment agreement, the CEO was granted 1,000 shares of restricted common stock at $1,000 per share. The restricted shares vest 20% per year on each of the first five anniversaries of the CEO’s date of employment with the Company.
In June 2013, the Board of Directors approved a restricted stock plan, or Restricted Stock Plan. The Board may award shares of restricted stock under the Restricted Stock Plan, at its discretion, to key employees. As of September 30, 2015, the number of authorized shares eligible for grant under the Restricted Stock Plan was 19,340 shares of common stock.
Vesting of restricted stock awarded under the Restricted Stock Plan is subject to the grantee’s continuous employment with the Company from the grant date to the vesting date. Awards vest over various time periods ranging from zero to 36 months. Vested restricted stock issued under the Restricted Stock Plan remains subject to certain sales and transfer restrictions.
The following table summarizes restricted stock activity for the three months ended September 30, 2015:

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Nonvested restricted shares of SRA Companies at June 30, 2015	10,239
Restricted shares granted	—
Restricted shares vested	(310)
Restricted shares forfeited	(550)
Nonvested restricted shares of SRA Companies at September 30, 2015	9,379
Stock Compensation Expense
The Company recognized stock-based compensation expense related to the stock options and restricted stock of $2.2 million and $1.6 million for the three months ended September 30, 2014 and 2015, respectively.
Pursuant to the terms of the Merger Agreement, the Merger will result in the cancellation and settlement of all outstanding unvested restricted stock through a combination of cash and CSGov stock.

Note 3 - Accounts Receivable:
Accounts receivable, net as of June 30, 2015 and September 30, 2015 consisted of the following (in thousands):

	June 30, 2015	September 30, 2015
Billed and billable, net of allowance of $997 and $1,059 as of June 30, 2015 and September 30, 2015, respectively	$199,957	$222,237
Unbilled:
Retainages	4,464	4,336
Revenue recorded in excess of milestone billings on fixed-price contracts	6,715	9,691
Revenue recorded in excess of contractual authorization, billable upon receipt of contractual documents	8,764	4,640
Allowance for unbillable amounts	(5,985)	(6,106)
Total unbilled	13,958	12,561
Accounts receivable, net	$213,915	$234,798
The billable receivables included in the billed and billable line item above represent primarily revenue earned in the final month of the reporting period. Consistent with industry practice, certain receivables related to long-term contracts are classified as current, although $2.3 million of retainages are not expected to be billed and collected within one year. The Company’s accounts receivable are primarily from federal government agencies or customers engaged in work for the federal government. The Company believes there is no material credit risk associated with these receivables.
Billings in excess of revenue recognized totaled $10.8 million and $9.2 million at June 30, 2015 and September 30, 2015, respectively. Billings in excess of the revenue recognized are included in current liabilities in the condensed consolidated balance sheets.
During fiscal 2014, the Company entered into an accounts receivable purchase agreement under which the Company sells certain accounts receivable to a third party, or the Factor, without recourse to the Company. The Factor initially pays the Company 90% of the receivable and the remaining price is deferred and based on the amount the Factor receives from the Company's customer. The structure of the transaction provides for a true sale, on a revolving basis, of the receivables transferred. Accordingly, upon transfer of the receivable to the Factor, the receivable is removed from the Company's condensed consolidated balance sheet, a loss on the sale is recorded and the deferred price is an account receivable until it is collected. During the first quarter of fiscal 2016, a portion of our factoring program was temporarily discontinued that was subsequently resumed after September 30, 2015. As of June 30, 2015 and September 30, 2015, the balance of the sold receivables may not exceed at any time $56.0 million and $6.0 million, respectively. During the first quarter of fiscal 2016, the Company sold $43.0 million of receivables

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

and recognized a related loss of $0.1 million in selling, general and administrative expenses. As of September 30, 2015, the balance of the sold receivables was $2.5 million, and the related deferred price was $0.3 million. As of September 30, 2015, the available unused facility was approximately $3.5 million.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 4 - Composition of Certain Financial Statement Captions:
Details of the composition of certain financial statement captions for the periods presented were as follows (in thousands):

	June 30, 2015	September 30, 2015
Prepaid expenses and other
Taxes and taxes receivable	$185	$127
Maintenance and software	1,270	1,331
Rent	253	309
Other	5,320	6,204
Total prepaid expenses and other	$7,028	$7,971

Property and equipment
Leasehold improvements	$23,836	$31,329
Furniture, equipment and software	35,318	37,607
Total property and equipment	59,154	68,936
Less: Accumulated depreciation and amortization	(42,705)	(44,660)
Total property and equipment, net	$16,449	$24,276

Identified intangibles
Acquired intangible assets	$527,099	$527,099
Software development costs	3,167	3,167
Total identified intangibles	530,266	530,266
Less: Accumulated amortization	(309,227)	(320,295)
Total identified intangibles, net	$221,039	$209,971

Other long-term assets
Debt issuance costs, net	$25,397	$23,688
Other	3,636	3,293
Total other long-term assets	$29,033	$26,981

Accounts payable and accrued expenses
Vendor obligations	$98,708	$85,867
Accrued interest	24,603	35,755
Interest rate derivative liability	7,637	7,472
Facility exit charge	6,667	5,145
Other	8,015	7,463
Total accounts payable and accrued expenses	$145,630	$141,702

Accrued payroll and employee benefits
Accrued salaries and incentive compensation	$39,936	$29,883
Accrued leave	30,286	28,918
Accrued 401(k) match	5,797	8,910
Other	6,572	6,579
Total accrued payroll and employee benefits	$82,591	$74,290

Other long-term liabilities
Interest rate derivative liability	$2,369	$—
Deferred rent	12,378	20,752
Facility exit charge	4,119	3,348
Total other long-term liabilities	$18,866	$24,100

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5 - Debt:
On July 20, 2011, in connection with the Transaction, SRA (i) entered into senior secured credit facilities, consisting of an $875.0 million Term Loan B Facility and a $100.0 million Revolver, or the Credit Agreement, and (ii) issued $400.0 million aggregate principal amount of 11% Senior Notes due 2019. The Term Loan B Facility was issued at a discount of $8.75 million.
At June 30, 2015 and September 30, 2015, debt consisted of the following (in thousands):

	June 30, 2015	September 30, 2015
Secured Term Loan B Facility	$664,167	$664,167
Less: Unamortized discount	(4,007)	(3,702)
Secured Term Loan B Facility, net	660,160	660,465
Senior Notes due 2019 at 11%	400,000	400,000
Total debt	1,060,160	1,060,465
Current portion of long-term debt	—	—
Long-term debt	$1,060,160	$1,060,465
As of September 30, 2015, the estimated fair value of SRA’s outstanding debt was approximately $1,088.2 million. The estimated fair value of this outstanding debt was determined based on quoted prices for similar instruments in active markets (Level 2 inputs).
The Credit Agreement and the indenture governing the Senior Notes issued in connection with the Transaction limit the SRA’s ability to incur certain additional indebtedness, pay dividends or make other distributions or repurchase capital stock, make certain investments, enter into certain types of transactions with affiliates, use assets as security in other transactions, and sell certain assets.
SRA is required to meet a net senior secured leverage ratio, or NSSLR, covenant quarterly if any revolving loan, swing-line loan or letter of credit is outstanding on the last day of the quarter. SRA had no outstanding debt, letters of credit or borrowings on its Revolver as of June 30, 2015 and September 30, 2015. If SRA had any borrowings on its Revolver, it would have been required to maintain a NSSLR of less than or equal to 4.5x as of September 30, 2015. The ratio is calculated as the consolidated net secured indebtedness as of the last day of the quarter (defined as the consolidated net debt secured by any lien minus any cash and permitted investments) to the preceding four quarters’ consolidated EBITDA (as defined in the Credit Agreement). SRA’s NSSLR was 2.9x as of June 30, 2015 and 3.1x as of September 30, 2015. As of September 30, 2015, SRA was in compliance with all of its covenants.
See Note 11 for discussion regarding the notice of conditional redemption of the Senior Notes.
Senior Secured Credit Facilities
Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus the London Interbank Offered Rate, or LIBOR, with a 1.25% floor, or, at SRA’s option, an applicable margin plus an alternative base rate determined by reference to the higher of the prime rate or the federal funds rate plus 0.5%, with a 2.25% floor. In addition to paying interest on outstanding principal under the senior secured credit facilities, SRA pays a per annum commitment fee on undrawn amounts under the revolving credit facility and customary administrative fees. The senior secured credit facilities are guaranteed by Sterling Parent and substantially all wholly-owned domestic subsidiaries of SRA. The Term Loan B Facility matures in July 2018 and the Revolver matures in July 2016.
In addition, the senior secured credit facilities require SRA to prepay outstanding term loans, subject to certain exceptions, in the case of excess cash flow, or ECF, and in the event of certain asset sales, condemnation events and issuances of debt. SRA is required to make annual payments equal to 50% of ECF based upon achievement of a net senior secured leverage ratio, or NSSLR, between 2.75x and 3.5x. The required annual payments adjust to 75% of ECF when NSSLR is greater than 3.5x, 25% of ECF when NSSLR is between 2x and 2.75x, and 0 if NSSLR is less than 2x. Any required ECF payments are due in October each year, subject to acceptance by the lenders. SRA repaid

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

$140.0 million of its Term Loan B Facility in fiscal 2012, which satisfied all of SRA’s required quarterly principal payments and required ECF principal payments for fiscal 2012. SRA repaid $20.0 million of its Term Loan B Facility in fiscal 2013, which satisfied SRA’s required ECF principal payments for fiscal 2013. SRA's fiscal 2014 ECF requirement was $61.5 million, of which SRA repaid $40.0 million during fiscal 2014. The remainder was tendered as payment in October 2014, of which $10.6 million was declined by the lenders and returned to SRA, as permitted by the facility. No amount was due in October 2015 based on the terms of the agreement.
The $8.75 million Term Loan B Facility original issue discount is being amortized to interest expense using the effective interest method and added to the recorded debt amount over the seven years term of the loan. During each of the three months ended September 30, 2014 and 2015, $0.3 million of the original issue discount were amortized and reflected in interest expense in the condensed consolidated statements of operations.
Costs incurred in connection with the issuance of the debt are amortized using the effective interest method over the life of the related debt and accelerated to the extent that any repayment is made. During each of the three months ended September 30, 2014 and 2015, $1.7 million of costs were amortized and reflected in interest expense in the condensed consolidated statements of operations.
As of September 30, 2015, interest accrued at a rate of 6.5% for the senior secured credit facilities. Interest payments of $18.9 million and $10.9 million were made in the three months ended September 30, 2014 and 2015, respectively, including $0.2 million and $0.2 million of commitment fees for the same periods.
Senior Notes due 2019
The Senior Notes due 2019 are guaranteed by SRA’s wholly-owned domestic subsidiaries. Interest on the Senior Notes is payable semi-annually. The Senior Notes are redeemable, in whole or in part, at the redemption prices set forth in the indenture governing the Senior Notes, including a redemption price of 105.5% during the twelve-month period beginning on October 1, 2015, plus accrued and unpaid interest, if any, to the redemption date.
As of September 30, 2015, interest accrued at 11.0% for the Senior Notes. See Note 11 for discussion regarding the notice of conditional redemption of the Senior Notes.

Note 6 - Derivative Instruments and Hedging Activities:
Hedge of Interest Rate Risk
Risk Management Objective of Using Derivatives
The Company utilizes derivative financial instruments to manage interest rate risk related to its Term Loan B Facility.
Cash Flow Hedges of Interest Rate Risk
The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. Such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. As of both June 30, 2015 and September 30, 2015, the Company had outstanding interest rate derivatives with a combined notional value of $500.0 million, which were designated as cash flow hedges of interest rate risk. The interest rate swap derivatives decrease over time to a notional value of $475.0 million upon maturity in July 2016.
The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated Other Comprehensive Income, or AOCI, net of taxes, and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next twelve months, the Company estimates that approximately $4.6 million will be reclassified from AOCI into earnings.
Fair Values of Derivative Instruments on the Condensed Consolidated Balance Sheets

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The fair value of the Company’s derivative financial instruments, determined using Level 2 inputs (see Note 1), was $10.0 million and $7.5 million as of June 30, 2015 and September 30, 2015, respectively. The current portion is included in the accounts payable and accrued expenses and the long-term portion is included in other long-term liabilities in the condensed consolidated balance sheets.
The Company utilizes a third-party pricing service to assist with determining the fair values for its interest rate swaps. The Company performs procedures to corroborate the values provided by the pricing service including regular discussions to understand the pricing service’s methodology and a review of the service provider’s Statement on Standards for Attestation Engagements No. 16, or SSAE 16, report.
The Effect of Derivative Instruments on the Condensed Consolidated Statements of Operations & Condensed Consolidated Statements of Comprehensive Loss
All amounts recorded in other comprehensive loss are related to the Company’s derivatives. The following table represents a rollforward of amounts recognized in accumulated other comprehensive loss, including the reclassifications out of the accumulated other comprehensive loss to the condensed consolidated statements of operations (in thousands):

	Three months ended September 30,
	2014	2015
Beginning of period	$(11,871)	$(6,113)
Other comprehensive loss before reclassifications
Total before tax	(59)	(182)
Tax effect	23	71
Net of tax	(36)	(111)
Amounts reclassified from accumulated other comprehensive loss
Total before tax	2,851	2,715
Tax effect	(1,118)	(1,056)
Net of tax	1,733	1,659
Net other comprehensive income	1,697	1,548
End of period	$(10,174)	$(4,565)
Credit Risk-Related Contingent Features
The Company has agreements with each of its interest rate swap counterparties that contain a provision providing that the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness.
If the Company had breached any of the provisions of the agreements at September 30, 2015, it could have been required to settle its obligations under the agreements at an estimated termination value. As of September 30, 2015, the termination value of the interest rate swaps in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements, was $10.4 million. As of September 30, 2015, the Company was not in breach of any of the provisions nor posted any collateral related to these agreements.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7 - Commitments and Contingencies:
Government Contracting
The Company is subject to investigations and reviews relating to compliance with various laws and regulations. U.S. Government agencies, including the Defense Contract Audit Agency, or DCAA, and the Defense Contract Management Agency, or DCMA, routinely audit and review a contractor’s performance on government contracts; accounting, estimating, and other management internal control systems; indirect rates and pricing practices; and compliance with applicable contracting and procurement laws, regulations and standards, including U.S. Government Cost Accounting Standards.
In November 2013, DCMA issued a report that deemed the Company’s accounting system acceptable. Any future adverse audit findings or failure to obtain an “adequate” determination of the Company’s various accounting, estimating, and other management internal control systems from the responsible U.S. government agency could significantly and adversely affect its business, including its ability to bid on new contracts and its competitive position in the bidding process. The government may also decrement billings until cited deficiencies are corrected and a follow-up review has been performed by DCAA confirming corrective actions are adequate.
The DCAA has not completed audits of the Company’s incurred cost submissions for fiscal 2009 and subsequent fiscal years. The Company has recorded financial results subsequent to fiscal 2008 based upon costs that the Company believes will be approved upon final audit or review. If incurred cost audits result in adverse findings that exceed the Company’s estimates, it may have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Litigation
The Company is subject to investigations, audits and reviews relating to compliance with various laws and regulations with respect to its role as a contractor to agencies and departments of the U.S. Government, state, local, and foreign governments, and otherwise in connection with performing services in countries outside of the United States. Such matters can lead to criminal, civil or administrative proceedings and the Company could be faced with penalties, fines, payments or compensatory damages. Adverse findings could also have a material adverse effect on the Company because of its reliance on government contracts. The Company is subject to periodic audits by state, local, and foreign governments for taxes. The Company is also involved in various claims, arbitrations and lawsuits arising in the normal conduct of its business, including but not limited to bid protests, various employment litigation matters, contractual disputes and charges before administrative agencies. Although the Company can give no assurance, based upon its evaluation and taking into account the advice of legal counsel, the Company does not believe that the outcome of any such matter would likely have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Note 8 - Facility Exit Costs:
Periodically the Company initiates activities to consolidate and exit certain underutilized leased facilities as well as sublease excess space. The Company exited underutilized office space in several of its leased facilities and recognized total facility exit charges of $1.4 million during the three months ended September 30, 2014. During the three months ended September 30, 2015, the Company recognized facility exit charges of $0.2 million, offset by a reduction in the facility exit charge of $0.9 million due to additional space needed for a previously darkened facility as a result of newly awarded contract. Future lease payments will continue to be made through the end of the lease terms, with the latest expiring in fiscal 2026.
In determining the fair value of the facility exit charges, the Company made estimates related to potential sublease income and future exit costs. If the actual amounts differ from the Company’s estimates, the amount of the facility exit charges could be impacted.
The following is a summary of the accrued facility exit charge (in thousands). The current portion is included in accounts payable and accrued expenses and the long-term portion is included in other long-term liabilities in the condensed consolidated balance sheets.

SRA COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Balance as of June 30, 2015	$10,786
Facility exit costs accrued, net	(627)
Cash payments	(1,616)
Other	(50)
Balance as of September 30, 2015	8,493
Current portion of facility exit charge liability	(5,145)
Long-term facility exit charge liability	$3,348

Note 9 - Related Party Transactions:
In connection with the Transaction, SRA entered into an agreement with Providence under which Providence provides the Company with advisory, consulting, and other services for which the Company pays Providence an annual management fee. In addition to the management fee, the Company is responsible for expenses incurred by Providence in connection with its performance of these services. The Company incurred $0.5 million in management fees and expenses for each of the three months ended September 30, 2014 and 2015.
From time to time, and in the ordinary course of business, the Company purchases goods and services from other Providence portfolio companies. Costs associated with these related party transactions for the three months ended September 30, 2014 and 2015 were $1.4 million and $3.3 million, respectively.
As of June 30, 2015, there were no amounts due from related parties and $1.2 million due to related parties, which was included in accounts payable and accrued expenses in the accompanying condensed consolidated balance sheet. As of September 30, 2015, there were no amounts due from related parties and $0.2 million due to related parties, which was included in accounts payable and accrued expenses in the accompanying condensed consolidated balance sheet.

Note 10 - Guarantor Financial Statements:
Sterling Parent and all of SRA’s subsidiaries fully and unconditionally guarantee the debt of SRA. No separate financial statements of SRA Companies, Inc. are presented herein, since SRA Companies, Inc. has no independent assets or operations.
Note 11 - Subsequent Events:
We have evaluated subsequent events through December 9, 2015, the date the financial statements were available to be issued.
During October 2015, the Company borrowed $30.0 million under its Revolver for operational use which was subsequently repaid.
On November 30, 2015, concurrent with the consummation of the combination of the Company with CSRA, all outstanding long-term debt (described in Note 5) and derivative liabilities (described in Note 6) were paid in full.